



VITACOST.COM INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
December 9, 2010

To Our Stockholders:

The Annual Meeting of Stockholders of Vitacost.com Inc., a Delaware corporation, will be held at 8:30 a.m., local time, on Thursday, December 9, 2010, at our facility located at 840 Pilot Road, Las Vegas, Nevada, for the following purposes:

1. To elect seven directors nominated by our Board of Directors to serve until our next annual meeting of stockholders and until their successors are elected and qualified.

2. To approve and adopt the Vitacost.com Inc. 2010 Incentive Compensation Plan.

3. To transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

These items of business are more fully described in the proxy statement accompanying this notice.

Our Board of Directors has fixed the close of business on November 9, 2010 as the record date for the determination of holders of record of our common stock entitled to notice of, and to vote at, the meeting or any adjournment(s) or postponement(s) thereof. A list of our stockholders as of the record date will remain open for inspection during ordinary business hours beginning 10 days prior to the meeting at the address of our executive offices set forth in the proxy statement accompanying this notice and will remain open for inspection during the meeting.

All stockholders are cordially invited to attend the meeting and vote in person. Whether or not you plan to attend the meeting, and regardless of the number of shares of common stock you own, you are requested to sign, date and return the enclosed proxy card promptly. A return envelope, which requires no postage if it is mailed in the United States, is enclosed for your convenience. You may vote in person at the meeting even if you have previously given your proxy.

Please read carefully and in its entirety the enclosed proxy statement, which explains the proposals to be considered by you and acted upon at the meeting.

Sincerely,


Received SEC
NOV 15 2010
Washington, DC 20549

Michael A. Kumin
Interim Chairman of the Board

Boca Raton, Florida
November 9, 2010

ALL HOLDERS OF RECORD OF OUR COMMON STOCK (WHETHER YOU INTEND TO ATTEND THE MEETING OR NOT) ARE STRONGLY ENCOURAGED TO PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD OR VOTING INSTRUCTION FORM ENCLOSED WITH THE ACCOMPANYING PROXY STATEMENT.

VITACOST.COM INC.

TABLE OF CONTENTS



VITACOST.COM INC.
5400 Broken Sound Blvd., NW, Suite 500
Boca Raton, Florida 33487

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
December 9, 2010

This proxy statement is being furnished to all holders of record, as of November 9, 2010, of the common stock of Vitacost.com Inc., a Delaware corporation, in connection with the solicitation of proxies by our Board of Directors for our Annual Meeting of Stockholders to be held at our facility located at 840 Pilot Road, Las Vegas, Nevada, on Thursday, December 9, 2010, at 8:30 a.m., local time, and at any adjournment(s) or postponement(s) of the meeting, solely for the purposes stated in this proxy statement and in the accompanying Notice of Annual Meeting of Stockholders. If you need directions to the location of the meeting, please call our investor relations department at (561) 982-4180.

Our principal executive office is located at 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida 33487.

The approximate date of mailing to stockholders who are entitled to notice of, and to vote at, the meeting of the Notice of Annual Meeting of Stockholders, this proxy statement, the enclosed proxy card and our 2009 Annual Report to Stockholders, is November 10, 2010.

Householding of Annual Meeting Materials

Certain brokers and other nominee record holders may be participating in the practice of "householding" this proxy statement and other proxy materials. This means that only one copy of this proxy statement and other proxy materials may have been sent to multiple stockholders in a stockholder's household. We will promptly deliver additional copies of this proxy statement and other proxy materials to any stockholder who contacts our investor relations department at (561) 982-4180 or at the address of our executive offices set forth in this proxy statement requesting such additional copies. If a stockholder is receiving multiple copies of this proxy statement and other proxy materials at the stockholder's household and would like to receive in the future only a single copy of the proxy statement and other proxy materials for a stockholder's household, such stockholder should contact their broker, other nominee record holder or our investor relations department at (561) 982-4180 or at the address of our executive offices set forth in this proxy statement to request the future mailing of only a single copy of our proxy statement and other proxy materials.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON DECEMBER 9, 2010

This proxy statement, the form of the proxy card and our Annual Report on Form 10-K for our fiscal year ended December 31, 2009 are available to you at *http://investor.vitacost.com*. Stockholders may also obtain a copy of these materials by writing to our investor relations department at the address of our executive offices set forth in this proxy statement.

VOTING AND OTHER MATTERS

Who is Entitled to Vote at the Meeting

Only holders of record of our common stock, par value $0.00001 per share, as of the close of business on November 9, 2010, are entitled to notice of, and to vote at, the meeting. As of November 9, 2010, there were 27,782,460 shares of our common stock outstanding. Each outstanding share of our common stock is entitled to one vote upon all matters to be acted upon at the meeting.

How You May Vote

If, on November 9, 2010, your shares were registered directly in your name with our transfer agent, BNY Mellon Shareowner Services, then you are a holder of record of our common stock. As a holder of record of our common stock as of the record date, you may vote by completing, signing and returning by mail the enclosed proxy card in the pre-addressed, postage-paid envelope enclosed for such purpose. If you are a holder of record of our common stock as of the record date, you may also vote in person by attending the meeting. Votes at the meeting will be taken by written ballot. At the commencement of the meeting, we will distribute a written ballot to any stockholder of record who attends the meeting and wishes to vote thereat in person. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted. Even if you have submitted a proxy before the meeting, you may still attend the meeting and vote in person.

If, on November 9, 2010, your shares were held in an account through a broker, bank or similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the meeting. As a beneficial owner of shares held in "street name," you have the right to direct your broker, bank or other nominee on how to vote the shares in your account. You should have received a voting instruction form and voting instructions with these proxy materials from that organization rather than from us. You should follow the instructions provided by that organization to submit your voting instruction form. Only that organization can sign a proxy card with respect to your shares. If you have not received a voting instruction form and voting instructions with these proxy materials from that organization, you are urged to contact the person(s) responsible for your account and give them instructions for how to complete a proxy representing your shares so that a proxy can be timely returned on your behalf. You are also invited to attend the meeting. However, because you are not a holder of record of our common stock, if you wish instead to vote your shares held in "street name" in person at the meeting, you must obtain a "legal proxy" from your broker, bank or other nominee.

Quorum; Vote Required; Broker Non-Votes and Abstentions

The holders of a majority of the outstanding shares of our common stock as of the record date must be present in person or by proxy at the meeting to constitute a quorum for the transaction of business at the meeting.

Assuming that a quorum is present in person or represented by proxy at the meeting for the transaction of business, the seven director-nominees receiving the most affirmative votes "for" their election (a plurality of votes cast) will be elected to serve as directors of our company. Stockholders do not have the right to cumulate their votes in the election of directors. Stockholders can either vote "for" or "withhold" their vote for director-nominees. Assuming that a quorum is present in person or represented by proxy at the meeting for the transaction of business, the affirmative vote of a majority of the outstanding shares of our common stock present in person or represented by proxy at the meeting for the transaction of business is required to approve and adopt of the Vitacost.com Inc. 2010 Incentive Compensation Plan. Stockholders can vote "for," "against" or "abstain" from voting to approve and adopt the Vitacost.com Inc. 2010 Incentive Compensation Plan.

A properly executed proxy card marked "withhold" with respect to a director-nominee or "abstain" with respect to the approval and adoption of the Vitacost.com Inc. 2010 Incentive Compensation Plan will not be voted with respect to the election of that director-nominee or the proposal to approve and adopt the Vitacost.com Inc. 2010 Incentive Compensation Plan, respectively, although such "withhold" or "abstain" indications and any "broker non-vote" will be counted for purposes of determining whether there is a quorum present at the meeting for the transaction of business. As a result, such "withhold" indications and "broker non-votes" will have no effect on the election of any director-nominee because only votes affirmatively cast "for" a director-nominee will be counted towards the election of such director-nominee. Similarly, "abstain" indications and "broker non-votes" will have no effect on the proposal to approve and adopt the Vitacost.com Inc. 2010 Incentive Compensation Plan because such abstentions and broker non-votes do not represent votes cast "for" or "against" such proposal.

Whether or not you plan to attend the meeting in person, if you are a stockholder of record as of the close of business on the record date, please sign, date and return your proxy card as soon as possible.

Important: If you hold your shares through (i.e., they are registered in the name of) a bank, broker or other nominee in "street name," but you do not provide the firm that so holds your shares with your specific voting instructions, such firm is only allowed to vote your shares on your behalf in its discretion on "routine" matters; it cannot vote your shares in its discretion on your behalf on any "non-routine" matters.

Under applicable stock exchange rules, at the meeting, the election of directors and the proposal to approve and adopt the Vitacost.com Inc. 2010 Incentive Compensation Plan are considered "non-routine" matters. Accordingly, if you do not give specific voting instructions to your bank, broker or other nominee how to vote your shares on your behalf with respect to the election of directors or the proposal to approve and adopt the Vitacost.com Inc. 2010 Incentive Compensation Plan at the meeting, your broker will have no discretionary authority to vote your shares on your behalf with respect to such proposals. Such "uninstructed" shares are commonly referred to as "broker non-votes" and, although such shares will be counted towards the determination of whether a quorum is present, in person or represented by proxy, at the meeting, with respect to the election of directors and the proposal to approve and adopt the Vitacost.com Inc. 2010 Incentive Compensation Plan, such uninstructed shares (or "broker non-votes") will have no effect in the election of directors and or in approving and adopting the Vitacost.com Inc. 2010 Incentive Compensation Plan.

Proxy ballots will be received, tabulated and certified at the meeting by the independent inspector of election appointed for the meeting. The inspector will also determine whether a quorum is present at the meeting.

Revocation of Proxies

If you are a stockholder of record on the record date and have signed, dated and returned to us a proxy card, you may revoke your proxy in your discretion at any time before your proxy is voted at the meeting by:

- delivering written notice of such revocation to us;
- attending the meeting and voting in person thereat the shares represented by your proxy (but your attendance at the meeting will not, in and of itself, constitute revocation of your previously granted proxy); or
- submitting to us a duly executed proxy bearing a later date than the proxy you previously submitted.

If you hold shares in "street name," you must contact the firm that holds your shares to change or revoke any prior voting instructions.

Voting

When a proxy is properly executed and returned, the persons named as proxies in such proxy will vote the shares for which such persons were thereby appointed in accordance with the voting indications marked thereon by the stockholders. If, however, such proxy is returned to us but no voting indications are marked thereon, all shares represented by such proxy will be voted by the proxies named therein: (1) **"for"** the election of each of the seven director-nominees, (2) **"for"** the proposal to approve and adopt the Vitacost.com Inc. 2010 Incentive Compensation Plan set forth in this proxy statement and (3) on any other matters as may come before the meeting in the best judgment and discretion of the persons named as proxies.

Solicitation

We will bear the cost of this solicitation. In addition, we have engaged MacKenzie Partners, Inc. as our proxy solicitor at a fee not expected to exceed $9,000 plus reimbursement of out-of-pocket expenses. We will reimburse brokerage houses, banks, custodians and other nominees and fiduciaries for out-of-pocket expenses incurred in forwarding our proxy materials to, and obtaining instructions relating to such materials from, beneficial owners of our common stock in accordance with the rules of the Securities and Exchange Commission (the "SEC"). In addition to solicitation of proxies by mail, our directors, officers and employees may, without additional compensation, solicit proxies by means of in-person meetings, telephone calls, mailings of supplemental materials, facsimiles, e-mail and other electronic communications.

Annual Report and Other Matters

Our 2009 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for our fiscal year ended December 31, 2009, was made available to stockholders with or preceding this proxy statement. Such 2009 Annual Report to Stockholders contains financial and other information about our company, but is not incorporated into this proxy statement and is not to be considered a part of these proxy soliciting materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information contained in the "Compensation Committee Report" and the "Report of the Audit Committee" shall not be deemed "filed" with the SEC or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

We will provide, without charge to each person being solicited by this proxy statement, upon request, a printed copy of our 2009 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for our fiscal year ended December 31, 2009 as filed with the SEC. Upon payment of a reasonable fee, stockholders may also obtain a copy of the exhibits to our Annual Report on Form 10-K for our fiscal year ended December 31, 2009. All such requests should be directed to our Director of Investor Relations at the address of our executive offices set forth in this proxy statement.

BACKGROUND TO THE 2010 ANNUAL MEETING OF STOCKHOLDERS

On July 7, 2010, we filed a preliminary proxy statement with the SEC in connection with our 2010 Annual Meeting of Stockholders previously scheduled to be held on August 26, 2010. On May 25, 2010, Great Hill Equity Partners IV, L.P. ("GHEPIV"), and certain of its affiliates, including Michael A. Kumin, who currently serves as the Interim Chairman of our Board of Directors, and Christopher S. Gaffney, who currently serves on our Board (collectively "Great Hill"), filed a Definitive Consent Statement with the SEC in connection with Great Hill's solicitation of written consents from our stockholders to amend our bylaws, as then in effect, to allow our stockholders to fill any vacancies, however caused, on our Board, to elect Messrs. Gaffney and Kumin and Mark A. Jung and Jeffrey M. Stibel as directors of our company and to remove, without cause, four (now former) members of our Board (the "Consent Solicitation"). On July 1, 2010, Allen S. Josephs, M.D., our former director who was not removed from our Board pursuant to Great Hill's Consent Solicitation, resigned from our Board, and as a member of our Compensation Committee.

On July 16, 2010, we announced that Great Hill had delivered to us and our registered agent the requisite written consents from the holders of our outstanding common stock as of the June 2, 2010 record date for Great Hill's Consent Solicitation to adopt all three of Great Hill's proposals. On July 21, 2010, we announced that the independent inspect of election for Great Hill's Consent Solicitation, IVS Associates, Inc., certified that Great Hill obtained from holders of record of our outstanding common stock as of June 2, 2010 the requisite votes from the holders of approximately 55% of our outstanding common stock to adopt under applicable Delaware law and our Amended and Restated Certificate of Incorporation and our bylaws each of Great Hill's three proposals. As a result, all of Great Hill's proposals took effect as of July 21, 2010 and, among other things, Messrs. Eran Ezra and Stewart L. Gitler and Drs. David N. Ilfeld and Lawrence A. Pabst were removed as members of our Board and Messrs. Gaffney, Kumin, Jung and Stibel were elected as members of our Board. On July 23, 2010, we announced that our Board voted to delay our 2010 Annual Meeting of Stockholders previously scheduled to be held on August 26, 2010.

On August 3, 2010, we announced the appointment of Jeffrey J. Horowitz to serve as a director of our company until our next annual meeting of stockholders and until his successor is duly elected and qualified. On August 16, 2010, we announced that we and Ira P. Kerker mutually agreed to Mr. Kerker's separation from our company as Chief Executive Officer and as a member of our Board. Also on August 16, 2010, we announced the appointment of Mr. Horowitz as our Interim Chief Executive Officer. In addition, we announced that we had engaged the internationally recognized executive recruitment firm, Spencer Stuart, to work with our Nominating/Corporate Governance Committee and the newly created Executive Search Committee of our Board to identify and interview highly qualified, independent director candidates to further increase the diversity and independence of our Board. On September 20, 2010, Bobby Birender S. Brar, our Vice President Supply Chain, tendered his resignation.

On October 8, 2010, upon the recommendation of an Ad Hoc Committee of our Board and of our Audit Committee, we entered into a Stockholder Agreement with Great Hill Investors, LLC ("GHI"), Great Hill Equity Partners III, L.P. ("GHEPIII"), and GHEPIV (the "Great Hill Entities"), whereby the Great Hill Entities agreed to various restrictions with respect to the voting, transfer and sale of shares of our common stock they currently own and with respect to any shares they may own in the future in excess of 30% of our outstanding common stock. In addition, upon the recommendation of our Ad Hoc Committee and of our Audit Committee, we and the Great Hill Entities and certain of their affiliates (each a "Holder" and together, the "Holders") entered into a Registration Rights Agreement, which provides the Holders with certain demand, incidental and shelf registration rights subject to various exceptions and qualifications. For a description of the Stockholder Agreement and the Registration Rights Agreement, see "Certain Relationships and Related Party Transactions — Stockholder Agreement with the Great Hill Entities" and "Certain Relationships and Related Party Transactions — Registration Rights Agreement with the Great Hill Entities and Certain of Their Affiliates," respectively.

On October 11, 2010, we appointed Michael Sheridan as a member of our Board and as Chairman of our Audit Committee. In addition, on October 11, 2010, we announced that our 2010 Annual Meeting of Stockholders would be held on Thursday, December 9, 2010 at our facility in Las Vegas, Nevada and that in accordance with applicable Delaware law and our bylaws, our Board fixed November 9, 2010 as the record date for holders of our common stock to be eligible to vote at the 2010 Annual Meeting. We further announced that in accordance with our bylaws, the close of business on October 21, 2010 was the deadline for the submission of stockholder nominations for the election of directors and proposals for any new business to be presented at our 2010 Annual Meeting of Stockholders, and that the deadline for the submission of stockholder proposals pursuant to Rule 14a-8 under the Exchange Act was the close of business on October 25, 2010.

On October 19, 2010, we announced that we terminated Richard P. Smith from his position as our Chief Financial and Accounting Officer and that our Board appointed Stephen E. Markert, Jr. to serve as our interim Chief Financial Officer.

We continue with our previously announced national search for additional, qualified, independent outside directors. As previously announced, once the search and Board approval process for additional independent directors is completed, we will reconstitute each of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee of our Board.

We are filing this proxy statement in connection with our 2010 Annual Meeting of Stockholders to be held on December 9, 2010.

As previously announced, we currently expect to convene our 2011 Annual Meeting of Stockholders in the spring of 2011.

PROPOSAL ONE:

ELECTION OF DIRECTORS

Nominees

Our articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of our Board of Directors. The number of directors currently is fixed at seven. Our articles of incorporation and bylaws provide that all directors are elected at each annual meeting of our stockholders for a term of one year and hold office until their successors are duly elected and qualified.

Seven directors have been nominated by our Board of Directors for election at this meeting. Unless otherwise instructed, the shares represented by validly submitted proxies will be voted for the election of each of the below-listed Board nominees to serve as directors. The below-listed Board nominees have consented to be named in this proxy statement and to serve as company directors, if elected. Our Board of Directors has no reason to believe that any of such nominees will not be candidates or will be unable or will decline to serve as company directors if they are elected at the meeting. However, in the event that any of the nominees should become unable or unwilling to serve as a company director, the form of proxy will be voted "for" the election of such substitute nominees, if any, as shall be designated by the remaining incumbent directors of our Board to fill the vacancy. In such event, we intend to supplement this proxy statement to identify the substitute nominees, if any, and provide other relevant information regarding such nominees as required by applicable securities laws.

Our Board of Directors recommends a vote **"for"** each of the nominees listed below.

The following table sets forth certain information regarding the nominees for directors of our company:

Term to Expire in 2011

Name	Age	Position	Year First Became a Director
Christopher S. Gaffney[(2)(3)]	47	Director	2010
Jeffrey J. Horowitz	63	Interim Chief Executive Officer and Director	2010
Mark A. Jung[(1)(2)]	49	Director	2010
Michael A. Kumin[(2)(3)]	38	Interim Chairman of the Board	2010
Michael Sheridan[(1)]	46	Director	2010
Jeffrey M. Stibel[(1)(3)]	37	Director	2010
Robert G. Trapp, M.D.[(1)]	60	Director	2007

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating/Corporate Governance Committee

Christopher S. Gaffney has served as a Director of our company since July 2010. Mr. Gaffney is a Managing Partner with, and one of the co-founders of, Great Hill Partners, LLC ("GHP"), a Boston-based investment firm. Mr. Gaffney has been a Managing Partner at GHP since its founding in 1998, and in such position he shares responsibility for the general management, investment policy, fund raising and investor relations at GHP. Mr. Gaffney also continues to actively pursue new investments and manage portfolio companies. Prior to GHP, Mr. Gaffney served as an Associate, Principal and General Partner for Media/Communications Partners, a predecessor organization to GHP. Mr. Gaffney began his career as a commercial lending officer for the First National Bank of Boston in the specialized media lending unit. Mr. Gaffney has served on the Board of Directors of LECG Corporation, a publicly-traded provider of professional services, since December 2009. Mr. Gaffney previously served on the Boards of Directors of Spark Networks from November 2006 to October 2007, Incentra Solutions, Inc., a provider of information technology services that, at the time of Mr. Gaffney's service, traded on the OTC Bulletin Board, from August 2004 to July 2005, and Haights Cross Communications, Inc., an educational and library publisher with publicly-registered debt, from March 1997 to September 2007. Mr. Gaffney serves and has served on the Boards of Directors of numerous private companies, including BuscaPé.com and IGN. Mr. Gaffney is a summa cum laude graduate of Boston College with a degree in Accounting and Economics. We believe Mr. Gaffney's extensive experience in all phases of the lifecycles of growth companies, with a particular emphasis on companies in the media, Internet, and business and consumer services sectors, gained as a Managing Partner at a well-known investment firm with $2.7 billion under management and his membership on numerous public and private company boards of directors provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors.

Jeffrey J. Horowitz has served as Interim Chief Executive Officer and a Director of our company since August 2010. Mr. Horowitz provided consulting serves to our company in August 2010 prior to being appointed Interim Chief Executive Officer. Over the five years prior to joining our company, Mr. Horowitz was pursuing personal interests. Mr. Horowitz founded Vitamin Shoppe, Inc. in 1977 and served as its President and Chief Executive Officer from 1977 to January 2000, during which time he oversaw the retail expansion from one store in 1977 to over 200 stores in 11 states. In addition, Mr. Horowitz expanded Vitamin Shoppe's business by establishing a catalog to solicit mail order sales in 1981 and pioneered the online vitamin sales industry in 1998 with the launch of VitaminShoppe.com. Mr. Horowitz also led Vitamin Shoppe during its initial public offering on The NASDAQ Stock Market in 1999. Mr. Horowitz served as President and Chief Executive Officer of VitaminShoppe.com, Inc. from July 1999 to January 2000. Mr. Horowitz served as Chairman of the Board of Directors of VitaminShoppe.com, Inc. from June 1999 to January 2000, as a Director of VitaminShoppe.com, Inc. from May 1999 to 2007 and as a Director of Vitamin Shoppe Industries Inc. from its inception to 2007. We believe Mr. Horowitz's knowledge and valuable insight into the health and wellness industry, his experience as the Chief Executive Officer of Vitamin Shoppe, Inc. and his service on several boards of directors provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors.

Mark A. Jung has served as a Director of our company since July 2010. Mr. Jung is an independent Internet industry consultant. From December 2007 to November 2008, Mr. Jung was the Chief Executive Officer of VUDU, Inc., a provider of interactive TV services. From November 2006 to December 2007, Mr. Jung was an independent Internet industry consultant. From January 2006 to November 2006, Mr. Jung was the Chief Operating Officer of Fox Interactive Media, a broad-based Internet media group that is part of News Corporation, and from January 1999 to January 2006, he was the Chief Executive Officer of IGN. From July 1997 to January 1999, Mr. Jung was an independent industry consultant to various companies. From February 1992 to July 1997, Mr. Jung co-founded and served as Chief Executive Officer and a director of Worldtalk Communications Corporation, an Internet security company. Mr. Jung previously served on the Boards of Directors of 3PAR, Inc., a publicly-traded provider of data storage systems built for utility computing and the virtual datacenter, from January 2007 until the company's acquisition by Hewlett Packard in September 2010, and Limelight Networks, Inc., a publicly-traded provider of high-performance content delivery network services, from April 2007 to May 2008. Mr. Jung serves and has served on the boards of directors of numerous private companies. Mr. Jung holds a B.S. in Electrical Engineering from Princeton University and an M.B.A. from Stanford University. We believe Mr. Jung's extensive breadth of knowledge and valuable insight gained as a Chief Executive Officer with two publicly-traded technology companies and a senior executive with several other Internet-focused businesses, his operational experience at both large and small, and early and late stage, technology and Internet-focused businesses and his membership on numerous public and private company boards of directors provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors.

Michael A. Kumin has served as Interim Chairman of the Board of our company since July 2010. Mr. Kumin is a Partner with GHP, a Boston-based investment firm. Mr. Kumin has served in a number of positions since joining GHP in 2002, and is presently a Partner responsible for originating and evaluating investment opportunities in the media, Internet, software, and business and consumer services sectors. Prior to joining GHP, Mr. Kumin held various executive and investing positions, including roles at both Apollo Management, L.P. and Goldman, Sachs, L.P. Mr. Kumin has served on the Board of Directors of Spark Networks since June 2006. Mr. Kumin serves and has served on the Boards of Directors of numerous private Internet companies, including BuscaPé.com and IGN Entertainment. Mr. Kumin graduated with honors from the Woodrow Wilson School of Public & International Affairs at Princeton University with a Bachelor of Arts. We believe Mr. Kumin's extensive experience as a board member of both public and private growth-oriented technology companies, his knowledge of the media, Internet, software, and business and consumer services sectors, and his wealth of expertise, particularly in the areas of strategy, mergers and acquisitions, and corporate finance, provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors.

Michael Sheridan has served as a Director of our company since October 2010. Mr. Sheridan has over 20 years of experience working in the high technology and internet industries. Most recently Mr. Sheridan was Chief Financial Officer of Mimosa Systems, Inc., an email archiving software company that was acquired by Iron Mountain, Inc. in February 2010. Prior to Mimosa Systems, Mr. Sheridan served as Chief Financial Officer for numerous technology and internet companies including: Playlist, Inc., Facebook, Inc., IGN Entertainment, Inc. and SonicWall, Inc. Mr. Sheridan has also served on the Board of Directors of 3PAR, Inc., a publicly-traded provider of data storage systems built for utility computing and the virtual datacenter, which was acquired by Hewlett Packard in September 2010. We believe Mr. Sheridan's extensive experience working in the high technology and internet industries, his financial and accounting expertise as the Chief Financial Officer for numerous technology and internet companies, and his membership on the board of directors of a publicly-traded company provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors.

Jeffrey M. Stibel has served as a Director of our company since July 2010. Mr. Stibel is the Chairman, President and Chief Executive Officer of the Dun & Bradstreet Credibility Corp., and has served in such capacity since August 2010. From September 2009 to August 2010, Mr. Stibel served as the Chief Executive Officer of Stibel Solutions, assets of which were sold to Dun & Bradstreet Credibility Corp. From September 2005 to September 2009, Mr. Stibel was the President of Web.com Group, Inc., and President and Chief Executive Officer of its predecessors, Web.com, Inc. (NASDAQ: WWWW) and Interland, Inc. (NASDAQ: INLD). Mr. Stibel is the author of *Wired for Thought: How the Brain Is Shaping the Future of the Internet* (Harvard Business Press, 2009). Mr. Stibel has served on the board of directors of Autobytel Inc. (NASDAQ: ABTL) since December 2006 and previously served on the boards of directors of Web.com Group, Inc. and its predecessors Website Pros, Inc., Web.com, Inc. and Interland, Inc. (all of which are or were publicly-traded providers of technology solutions) from August 2005 to September 2009. In the past five years, Mr. Stibel serves or has served on the boards of directors of ZEO, Inc.; The Search Agency, Inc.; Braingate, LLC; EdgeCast, Inc.; and Stibel Solutions, LLC; and Mr. Stibel currently serves on the boards of Brown University's Entrepreneurship Program and Tufts University's Gordon Center for Leadership. We believe Mr. Stibel's experience as a founder and senior executive of several Internet-focused businesses, his service on the boards of directors of numerous venture-backed and publicly-traded growth companies and his wealth of operational and strategic expertise in the Internet sector, particularly in the areas of customer acquisition and direct marketing, provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors.

Robert G. Trapp, M.D. has served as a Director of our company since April 2007. Dr. Trapp is also a member of our scientific advisory board. Dr. Trapp has maintained a private practice in rheumatology in Springfield, Illinois since 1989. Dr. Trapp was a faculty member at Southern Illinois University School of Medicine from 1981 to 1989 where he served as Chief of the Division of Rheumatology. Dr. Trapp has been a principal investigator in more than 125 phase I, II and III clinical trials evaluating new therapies in the treatment of rheumatological diseases. Dr. Trapp is board certified in internal medicine and rheumatology. Dr. Trapp is a Fellow of the American College of Physicians and a member of the American College of Rheumatology. Dr. Trapp received a Bachelor of Arts from Earlham College and his M.D. from Northwestern University School of Medicine. We believe Dr. Trapp's prior service with our company, his extensive medical knowledge of our products and his medical expertise provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors.

Mr. Sheridan was recommended by Mr. Jung, our director.

There are no family relationships among any of our directors, director-nominees or executive officers.

Executive Officers

The following table sets forth certain information regarding our executive officers:

Name	Age	Position	Year First Became an Executive Officer
Jeffrey J. Horowitz	63	Interim Chief Executive Officer and Director	2010
Stephen E. Markert, Jr. . .	59	Interim Chief Financial Officer	2010
Sonya L. Lambert.	45	Chief Marketing Officer	2004
Robert D. Hirsh	51	Vice President Information Technology and Chief Information Officer	2008
Mary L. Marbach	43	General Counsel	2009

Jeffrey J. Horowitz was appointed Interim Chief Executive Officer and a Director of our company in August 2010. Mr. Horowitz's biographical information is listed above under the heading, "Election of Directors — Nominees."

Stephen E. Markert, Jr. has served as Interim Chief Financial Officer of our company since October 2010. Mr. Markert has more than 35 years of financial experience, primarily in public companies and was most recently with Tatum, LLC, a national financial services firm providing interim Chief Financial Officer services. Mr. Markert was a Partner at Tatum for over three years, and served as interim Chief Financial Officer at Jet Plastica, a $150 million private equity owned manufacturing and distribution company, and at Foamex International, a $1.2 billion public manufacturing company, among other clients. Prior to that, from 1995 to 2005, Mr. Markert served as Vice President Finance, Chief Financial Officer at C&D Technologies, Inc., a $500 million global manufacturer and distributor where he directed a multi-national finance and IT staff. Mr. Markert is a CPA and holds a B.S. in Accounting and an M.B.A. in Finance from LaSalle University.

Sonya L. Lambert has served as Chief Marketing Officer of our company since March 2010. From December 2004 through February 2010, Ms. Lambert served as our Vice President Marketing. Ms. Lambert joined us in March 2003 as Director of Marketing. From April 1999 through September 2001, Ms. Lambert was the Director of Marketing, Online Programs for Gerald Stevens, Inc. and was a Senior Marketing Manager for SportsLine.com from 1995 to 1999. Ms. Lambert left the industry from September 2001 through March 2003 to pursue personal interests. She is responsible for the development and execution of eCommerce and catalog marketing strategies. Ms. Lambert received a B.S. in Communications from the University of Florida.

Robert D. Hirsch has served as Vice President Information Technology and Chief Information Officer of our company since September 2008. Mr. Hirsch is responsible for the strategic and operational management of our technology. Mr. Hirsch also provides leadership in the development, implementation and governance of our information systems and operational infrastructure. From 2006 to 2008, Mr. Hirsch served as Vice President of Application Development for JM Solutions, a division within JM Family Enterprises, a privately-held $10 billion diversified automotive company. From 2004 to 2006, Mr. Hirsch served as Vice President and Chief Information Officer of QEP Corporation, a publicly-traded manufacturer, marketer and distributor of flooring tools and accessories for the home improvement and professional installer markets. Prior thereto, Mr. Hirsch served as Director of Technology for Vision Care Holdings, LLC; a Managing Director of PricewaterhouseCoopers; and a Vice President of Citicorp. Mr. Hirsch earned his Masters of Science in Information Technology from Barry University and received his undergraduate degree in Computer Science from the University of Miami.

Mary L. Marbach was appointed General Counsel of our company in December 2009. Ms. Marbach has been an attorney at our company since July 2009. Prior to joining our company, Ms. Marbach was Senior Transactional Counsel at Imperial Finance and Trading, LLC in Boca Raton, Florida. Ms. Marbach was an associate at Greenberg Traurig, LLP in its Corporate & Securities Group in Boca Raton, Florida from 2002 through 2004. Prior to that, she was an associate at Morrison & Foerster, LLP in its Corporate & Securities Group in Palo Alto, California. Ms. Marbach has a B.S. from Syracuse University, an M.B.A. from the University of Miami and a J.D. from Boston University School of Law. Ms. Marbach is a member of the State Bar of California and the State Bar of Florida.

CORPORATE GOVERNANCE

Director Independence

Our Board of Directors has determined, after considering all the relevant facts and circumstances, that each of Messrs. Gaffney, Jung, Kumin, Sheridan and Stibel, and Dr. Trapp currently is an independent director, as "independence" is defined by NASDAQ listing standards and the SEC, because they have no relationship with us that would interfere with their exercise of independent judgment in carrying out their responsibilities as a director. Mr. Horowitz is an employee director. Each of Drs. Ilfeld, Josephs and Pabst and Messrs. Ezra and Gitler was an independent director during our fiscal year ended December 31, 2009. Mr. Kerker was an employee director during our fiscal year ended December 31, 2009.

Board Committees

Our Board of Directors directs the management of our business and affairs, in accordance with applicable Delaware law, and conducts its business through meetings of our Board of Directors and standing committees. Our Board of Directors currently has an Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Our Board of Directors may establish other committees to facilitate the management of our business.

Our Board of Directors has adopted charters for our Audit, Compensation and Nominating/Corporate Governance Committees describing the authority and responsibilities delegated to each committee by our Board of Directors. Our Board of Directors has also adopted a Code of Conduct and Ethics. We post on our website, at *http://investor.vitacost.com*, the charters of our Audit, Compensation and Nominating/Corporate Governance Committees; our Code of Conduct and Ethics, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our Director of Investor Relations at the address of our executive offices set forth in this proxy statement.

Interested parties may communicate with our Board of Directors or specific members of our Board of Directors, including our independent directors and the members of our various Board committees, by submitting a letter addressed to the Board of Directors of Vitacost.com Inc. c/o any specified individual director or directors to our corporate office. Any such letters are sent to the indicated directors.

Audit Committee

Our Audit Committee consists of Messrs. Jung, Sheridan and Stibel and Dr. Trapp and has an Audit Committee Charter. During our fiscal year ended December 31, 2009, our Audit Committee consisted of Mr. Ezra and Drs. Trapp and Ilfeld. Our Board of Directors has determined that each member of the Audit Committee, during our fiscal year ended December 31, 2009 and currently, satisfies the independence requirements of The NASDAQ Stock Market and meets the requirements for financial literacy under the requirements of The NASDAQ Stock Market and SEC rules and regulations. Mr. Sheridan serves as the Chairman of this committee. Our Board of Directors has determined that each of Messrs. Jung and Sheridan qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations established by the SEC. Our Board of Directors determined that Mr. Ezra qualified as an "audit committee financial expert" during our fiscal year ended December 31, 2009. Messrs. Jung, Sheridan and Stibel and Dr. Trapp are, and during our fiscal year ended December 31, 2009 Mr. Ezra was, independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. Dr. Ilfeld was not independent with the meaning of Rule 10A-3(b)(1) during our fiscal year ended December 31, 2009. The test for independence under Rule 10A-3(b)(1) for the Audit Committee is different than the general test for independence of Board and committee members.

The functions of this committee include:

- meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;
- meeting with our independent auditors and with internal financial personnel regarding these matters;
- appointing, compensating, retaining and overseeing the work of our independent auditors;

- pre-approving audit and non-audit services of our independent auditors;
- reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;
- reviewing the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor's senior personnel that are providing us audit services; and
- reviewing all related-party transactions for approval.

Both our independent auditors and internal financial personnel meet regularly with our Audit Committee and have unrestricted access to this committee.

Compensation Committee

Our Compensation Committee consists of Messrs. Gaffney, Jung and Kumin. During our fiscal year ended December 31, 2009, our Compensation Committee consisted of Drs. Trapp, Pabst and Josephs. Our Board of Directors has determined that the committee members, during our fiscal year ended December 31, 2009 and currently, satisfy the independence requirements of The NASDAQ Stock Market. Each member of this committee, during our fiscal year ended December 31, 2009 and currently, also qualifies as a non-employee director, as defined by Rule 16b-3 under the Exchange Act. Messrs. Gaffney, Jung and Kumin qualify, and during our fiscal year ended December 31, 2009 Drs. Pabst and Trapp qualified, as outside directors, as defined by Section 162(m) of the Internal Revenue Code of 1986 (the "Code"). Dr. Josephs did not qualify as an outside director within the meaning of Section 162(m) of the Code because, from time to time during our fiscal year ended December 31, 2009, he provided consulting services to us and was paid compensation for providing such services. The test for being an outside director is different than the general test for independence of Board and committee members and the test for being a non-employee director under Rule 16b-3 under the Exchange Act. Mr. Kumin serves as the Chairman of this committee. The functions of this committee include:

- reviewing and, as it deems appropriate, recommending to our Board of Directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans; and
- exercising authority under our equity incentive plans.

Nominating/Corporate Governance Committee

Our Nominating/Corporate Governance Committee consists of Messrs. Gaffney, Kumin and Stibel. During our fiscal year ended December 31, 2009, our Nominating/Corporate Governance Committee consisted of Drs. Pabst, Ilfeld and Josephs and Mr. Gitler. Our Board of Directors has determined that the committee members, during our fiscal year ended December 31, 2009 and currently, satisfy the independence requirements of The NASDAQ Stock Market. Mr. Kumin serves as Chairman of this committee. The functions of this committee include:

- reviewing and recommending nominees for election as directors;
- assessing the performance of our Board of Directors;
- developing guidelines for Board composition;
- recommending processes for annual evaluations of the performance of our Board of Directors, the Chairman of the Board, whether interim or permanent, and our Chief Executive Officer, whether interim or permanent; and
- reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Our Board of Directors periodically reviews the diversity of specific skills and characteristics necessary for the optimal functioning of our Board in its oversight of our company. Our Nominating/Corporate Governance Committee assesses the skill areas currently represented on our Board of Directors against the target skill areas, as well as recommendations of directors regarding skills that could improve the overall quality and ability of our Board to carry out its function. Our Nominating/Corporate Governance Committee then establishes the specific target skill areas or experiences that are to be the focus of a director search, if necessary.

Our Nominating/Corporate Governance Committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company's Secretary at the address of our executive offices set forth in this proxy statement. Our Nominating/ Corporate Governance Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate. Specific qualities or experiences could include matters such as experience in the health and wellness products industry, financial or technical expertise, strength of character, mature judgment and the extent to which the nominee would fill a present need on our Board of Directors. As discussed above, the members of our Nominating/Corporate Governance Committee are independent, as that term is defined by NASDAQ listing standards.

Prior to our Board of Directors' vote to delay our 2010 Annual Meeting of Stockholders previously scheduled to be held on August 26, 2010, we paid a fee to the independent executive search and consulting firm of SSA Executive Search International to work closely with our Nominating/Corporate Governance Committee to identify and review the qualifications of several new, experienced, qualified and independent director candidates. We also paid a fee to the independent executive recruitment firm Spencer Stuart to work with our Nominating/Corporate Governance Committee and our Executive Search Committee to identify and interview independent director candidates for election at our 2011 Annual Meeting of Stockholders to further increase the diversity and independence of our Board.

Board and Committee Meetings

Our Board of Directors held a total of 11 meetings during our fiscal year ended December 31, 2009. During our fiscal year ended December 31, 2009, our Audit Committee held one meeting, our Compensation Committee held one meeting and our Nominating/Corporate Governance Committee held one meeting. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors and (ii) the total number of meetings held by all committees of our Board of Directors on which he was a member. We encourage each of our directors to attend our annual meeting of stockholders. Accordingly, and to the extent reasonably practicable, we regularly schedule a meeting of our Board of Directors on the same day as the annual meeting of stockholders. All of our directors then serving at the time, except for Mr. Ezra and Dr. Ilfeld, attended our 2009 Annual Meeting of Stockholders.

Board's Role in Risk Oversight

Risk is inherent in every business. As is the case in virtually all businesses, we face a number of risks, including operational, economic, financial, legal, regulatory and competitive risks. Our management is responsible for the day-to-day management of the risks we face. Our Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management.

In its oversight role, our Board of Directors' involvement in our business strategy and strategic plans plays a key role in its oversight of risk management, its assessment of management's risk appetite and its determination of the appropriate level of enterprise risk. Our Board of Directors receives updates at least quarterly from senior management and periodically from outside advisors regarding the various risks we face, including operational, economic, financial, legal, regulatory and competitive risks. Our Board of Directors also reviews the various risks we identify in our filings with the SEC as well as risks relating to various specific developments, such as acquisitions, securities repurchases, debt and equity placements and product introductions.

Our Board committees assist our Board of Directors in fulfilling its oversight role in certain areas of risk, as disclosed in the descriptions of each of the committees above and in the charters of each of the committees, but the full Board has retained responsibility for general oversight of risks. Our Board of Directors satisfies this responsibility through full reports by each committee chair regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company.

Board Leadership Structure

We believe that effective board leadership structure can depend on the experience, skills and personal interaction between persons in leadership roles as well as the needs of our company at any point in time. We maintain separate roles between the Chief Executive Officer, whether interim or permanent, and the Chairman of the Board, whether interim or permanent, in recognition of the differences between the two responsibilities. Our Chief Executive Officer, whether interim or permanent, is responsible for setting our strategic direction and day-to-day leadership and performance of our company. Our Chairman of the Board, whether interim or permanent, provides input to our Chief Executive Officer, whether interim or permanent, sets the agenda for Board meetings and presides over meetings of the full Board of Directors as well as executive sessions of our Board of Directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Our executive compensation program is designed to enable us to attract and retain key personnel and provide incentives that promote short and long-term financial growth and stability to enhance stockholder value based on a pay-for-performance model. Our Compensation Committee reviews and recommends to our Board of Directors the compensation program for our "Named Executive Officers" and oversees our executive compensation strategy. In 2009, our Named Executive Officers included our former Chief Executive Officer, Ira P. Kerker, our former Chief Financial and Accounting Officer, Richard P. Smith, our Vice President Marketing (currently our Chief Marketing Officer), Sonya L. Lambert, our Vice President Information Technology and Chief Information Officer, Robert Hirsch, our former Vice President Supply Chain, Bobby Birender S. Brar, and our General Counsel, Mary L. Marbach.

On August 16, 2010, we and Mr. Kerker mutually agreed to Mr. Kerker's separation from our company as Chief Executive Officer and as a member of our Board of Directors. On August 16, 2010, our Board of Directors appointed Jeffrey J. Horowitz as our Interim Chief Executive Officer. As of the date of this proxy statement, we are in the process of negotiating Mr. Horowitz's compensation arrangements in connection with his employment as our Interim Chief Executive Officer. On September 20, 2010, Mr. Brar tendered his resignation. On October 19, 2010, we terminated Mr. Smith from his position as our Chief Financial and Accounting Officer. Also on such date, our Board of Directors appointed Mr. Markert as our Interim Chief Financial Officer.

We are in the process of reviewing with our outside compensation consulting firm, Compensia, Inc., the compensation arrangements for our Chief Executive Officer and our Chief Financial Officer and we expect to modify the compensation arrangements for such (permanent) officers to be competitive with the compensation levels for chief executive officers and chief financial officers, respectively, at comparable companies.

The discussion in this section describes compensation paid to our Named Executive Officers for services rendered to us in all capacities during our fiscal year ended December 31, 2009.

Our executive compensation program provides for the following elements:

- base salaries, which are designed to allow us to attract and retain qualified candidates;
- incentive compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy and align compensation with our corporate strategies and business and financial objectives;
- equity compensation, principally in the form of stock options, which are granted to incent executive behavior that results in increased stockholder value; and
- a benefits package that is available to all of our employees.

A detailed description of these components is provided below.

Elements of Our Executive Compensation Program

Base Salary. The base salary provides cash compensation for performing the essential elements of our executive positions. We strive to set our base salaries at levels which we believe are competitive in our market and provide our executives a level of compensation that permits them to focus their energies on job performance.

Annual Bonus/Incentive Compensation. Our incentive compensation, in the form of an annual cash bonus, is intended to compensate our executives for meeting our corporate and/or financial objectives and, in the case of some executives, their individual performance objectives and to incent our executives to meet these objectives. We may set multiple objectives for an executive to achieve. A specific bonus may be earned for meeting one or more of such objectives. Further, our incentive compensation is intended to reward and incent our executives for exceeding their objectives. In addition to the incentive compensation bonus, we may grant discretionary cash bonuses as an additional award to our executives for performance that is not necessarily rewarded by the incentive compensation or to attract new executives to join our management team. For 2009, generally, our corporate objectives were to increase our revenues, EBITDA and gross margins. Therefore, several of our senior executives were compensated for achieving such financial goals. Other executives received a bonus for achieving non-financial objectives. Non-financial objectives included, for instance, strategic and individual goals. For those Named Executive Officers who received a bonus, their objectives were set by the appropriate executive or our Compensation Committee as approved by our Board of Directors. The potential incentive compensation payments made in 2009 ranged from 14.3% to 75.1% of the executives' base salaries.

Equity-Based Compensation. Generally, the goals of our equity based compensation are intended to align the interests of our Named Executive Officers with the interests of our stockholders. Our Named Executive Officers typically receive equity awards in the form of stock options that vest equally over a period of five years in an effort to encourage the long-term retention of our executives at least through the vesting period of the awards. We may, however, grant options or other awards that vest immediately as determined by our Compensation Committee to be consistent with our objectives. The exercise price of our stock option grants is the fair market value of our stock on the grant date. In the absence of a public market for our stock, our determination of fair market value was our best estimate. Also, our stock option awards typically provide for the acceleration of vesting of options in the event of a change in control of our company. We have not yet established policies for the timing of awarding stock option grants to our executives. Our Compensation Committee intends to adopt a policy regarding the timing of grants in relation to the release of material information to our stockholders.

Benefits. We provide our executives other benefits such as health benefits, a 401(k) plan and life and disability insurance. These benefits are intended to provide support to our executives and their families throughout various stages of their careers, and these core benefits are provided to all executives regardless of their individual performance levels. The 401(k) plan allows participants to defer their annual compensation, subject to the limitations set by the Code, which was $15,500 per person for 2009. The executives' elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) plan.

Taxes. We do not have any particular policies concerning the payment of tax obligations on behalf of our executives. We are required by law to withhold a portion of every compensation payment we make to our employees. In the case of noncash compensation, that means that either we withhold a portion of the noncash compensation payment and pay cash to the appropriate tax authorities or that the employees make a direct cash payment to us in lieu of our withholding a portion of the noncash compensation.

Determining the Amount of Each Element of Compensation

Overview. As a private company, we did not have formal policies dictating the types and amounts of compensation to be paid to our Named Executive Officers. Rather, historically, Mr. Wayne Gorsek, our founder, determined compensation based upon the executive's prior compensation level and performance, our overall performance and compensation levels of our other executives. In 2010, our Compensation Committee intends to review the employment agreements of our Named Executive Officers and establish and implement formal compensation policies. To assist the Compensation Committee in its review, we may retain the services of third-party executive compensation specialists.

Base Salary. Generally, base salaries for our Named Executive Officers are established through negotiation when the executive is hired. Factors we considered in the negotiation are prior experience, qualifications, prior salary and our need for the particular qualifications of such executive. Adjustments in base salary are based on the executive's responsibilities, performance and their overall compensation package. We review our executives' base salaries annually taking into consideration the executive's level of responsibilities, performance, tenure and salaries of our comparable executive officers and an employee's overall compensatory arrangement. In the event of material changes in position, responsibilities or other factors, our Compensation Committee may consider changes in base pay during the year. Our executives' base salaries are reviewed and approved by our Board of Directors.

In 2009, our Compensation Committee, as approved by our Board of Directors, made the following increases in the base salaries of our executives:

Name[1]	2008 Base Salary	2009 Base Salary	Percentage Increase
Ira P. Kerker, *Former Chief Executive Officer*[2]	$194,000	$233,700	20.5%
Richard P. Smith, *Former Chief Financial and Accounting Officer*[3]	$193,000	$223,000	15.5%
Sonya L. Lambert, *Chief Marketing Officer*[4]	$144,000	$165,600	15.0%
Robert Hirsch, *Vice President Information Technology and Chief Information Officer*	$145,000	$177,600	22.5%
Bobby Birender S. Brar, *Former Vice President Supply Chain*[5]	$ 71,500	$140,000	95.8%

(1) Our other Named Executive Officer did not receive base salary increases in 2009 because she was hired in 2009.

(2) Mr. Kerker served as our Chief Executive Officer until August 16, 2010 when we and Mr. Kerker mutually agreed to Mr. Kerker's separation from our company as Chief Executive Officer.

(3) Mr. Smith served as our Chief Financial and Accounting Officer until October 19, 2010 when we terminated his employment.

(4) Ms. Lambert has served as Chief Marketing Officer since March 2010. Ms. Lambert served as Vice President Marketing in 2009.

(5) Mr. Brar served as our Vice President Supply Chain until September 20, 2010 when he tendered his resignation.

These increases were discretionary changes based upon the continued growth of our company and the continued success of each of these Named Executive Officers in growing our company.

Annual Bonus/Incentive Pay. In the first quarter of 2008, we established an annual executive bonus plan with distributions to be made after the end of each calendar quarter after it has been determined if the goals have been achieved. Our Board of Directors has the authority to modify a bonus structure during the year if deemed appropriate. Examples of circumstances in which we may consider revising a bonus plan include acquisitions, mergers, divestitures, successful expansion of distribution or manufacturing capabilities, board-approved budget revisions and other material changes in our company.

Our executive bonus plan for 2009 provides a potential bonus for each executive based upon achievement of certain financial and nonfinancial goals as described in the footnotes to the table set forth below. At the time the goals were established and based on historical performance, we believed that it was likely that each Named Executive Officer would achieve the goals and receive the cash bonus. In 2009, the potential awards were based as follows:

Name	Annual Maximum Bonus Opportunity	Maximum Bonus as a Percentage of Base Salary
Ira P. Kerker, *Former Chief Executive Officer*[(1)(2)]	$ 70,000	30.0%
Richard P. Smith, *Former Chief Financial and Accounting Officer*[(1)(3)]	$ 70,000	31.4%
Sonya L. Lambert, *Chief Marketing Officer*[(4)]	$124,416	75.1%
Robert D. Hirsch, *Vice President Information Technology and Chief Information Officer*[(5)]	$ 36,250	20.4%
Bobby Birender S. Brar, *Former Vice President Supply Chain*[(6)]	$ 33,250	23.8%
Mary L. Marbach, *General Counsel*[(7)]	$ 40,000	28.6%

(1) The bonus awards for Messrs. Kerker and Smith were based entirely on our achievement of quarterly financial goals. For the first quarter of 2009, an award of a $17,500 quarterly bonus was based (i) 50% on our achievement of quarterly revenue of $45 million and (ii) 50% on our achievement of quarterly EBITDA of $5 million. For the second quarter of 2009, an award of a $17,500 quarterly bonus was based (i) 50% on our achievement of quarterly revenue of $46 million and (ii) 50% on our achievement of quarterly EBITDA of $5 million. For the third quarter of 2009, an award of a $17,500 quarterly bonus was based (i) 50% on our achievement of quarterly revenue of $48 million and (ii) 50% on our achievement of quarterly EBITDA of $5 million. For the fourth quarter of 2009, an award of a $17,500 quarterly bonus was based (i) 50% on our achievement of quarterly revenue of $49 million and (ii) 50% on our achievement of quarterly EBITDA of $5 million. If we achieved less than the applicable target amount for each quarter, no payout amount for such target was earned.

(2) Mr. Kerker served as our Chief Executive Officer until August 16, 2010 when we and Mr. Kerker mutually agreed to Mr. Kerker's separation from our company as Chief Executive Officer.

(3) Mr. Smith served as our Chief Financial and Accounting Officer until October 19, 2010 when we terminated his employment.

(4) The bonus award for Ms. Lambert was based entirely on our achievement of quarterly financial goals. The potential bonus award was based (i) 33% on our achievement of annualized revenue of $185 million, (ii) 33% on our achievement of a gross margin as a percentage of our sales plan equal to or greater than 30% and (iii) 33% based on our annualized marketing expenses being less than or equal to 8% of our revenue. If we achieved 90% of the specified target, 50% of the payout amount for such target was earned; if we achieved 100% to 110% of the specified target, 100% of the payout amount for such target was earned; and if we achieved 110% or more of the specified target, 120% of the payout amount for such target was earned. Ms. Lambert has served as Chief Marketing Officer since March 2010. Ms. Lambert served as Vice President Marketing in 2009.

(5) The bonus award for Mr. Hirsch was based on quarterly financial and nonfinancial goals. The potential bonus award was based (i) 50% on our achievement of targeted quarterly EBITDA of $5 million per quarter, (ii) 25% on successful project management of key information technology systems and (iii) 25% on our technology systems' uptime, response time and user experience throughput. If we achieved less than the target EBITDA for the applicable quarter, no payout amount for such target was earned. With respect to Mr. Hirsch's nonfinancial goals, the determination of whether the goal is achieved and payout amount if it is determined that less than 100% of the goal is achieved is made by the senior executive to whom he reports in consultation with members of our Compensation Committee or Board of Directors.

(6) The bonus award for Mr. Brar was based on an established matrix. The determination of whether the goals are achieved and payout amount if it is determined that less than 100% of the goals are achieved is made by the senior executive to whom Mr. Brar reports in consultation with members of our Compensation Committee or Board of Directors. Mr. Brar served as our Vice President Supply Chain until September 20, 2010 when he tendered his resignation.

(7) The bonus award for Ms. Marbach was based on nonfinancial goals. The potential bonus award was based (i) 25% on meeting monthly deadline, (ii) 25% on meeting unique quarterly deadlines, (iii) 25% on meeting special projects and legal case milestones and (iv) 25% of meeting the needs of unexpected emergencies. The determination of whether the goals are achieved and payout amount if it is determined that less than 100% of the goals are achieved is made by the senior executive to whom Ms. Marbach reports in consultation with members of our Compensation Committee or Board of Directors.

Each of the incentive goals are stand-alone and are evaluated separately so that some goals can be met and corresponding bonuses paid while other goals are not met and no corresponding bonus paid.

To the extent incentive goals are nonfinancial or individual goals, the goals are established by the executive officer's manager or direct report and, in the case of our Chief Executive Officer, whether interim or permanent, by our Board of Directors or Compensation Committee. The nonfinancial or individual goals are established based upon various factors including our need to complete a particular project, achieve a particular outcome or otherwise obtain a desired result. Additionally, these goals may be based upon adherence to company values such as accountability and teamwork, overall job competency and performance against specified objectives. The assessment of the achievement of such goals is often a somewhat subjective analysis and, therefore, is determined in the discretion of the executive officer's manager or direct report or, in the case of our Chief Executive Officer, whether interim or permanent, at the discretion of our Board of Directors or Compensation Committee. We determined to base the incentive pay of our former Chief Executive Officer, former Chief Financial and Accounting Officer and Chief Marketing Officer solely on financial goals because these individuals were not tasked with implementing specific projects whose completion would not otherwise be reflected in our results of operations. Our Vice President Information Technology and Chief Information Officer was tasked with implementing a key operating system while maintaining the uptime of our existing servers. The successful completion of these tasks would not necessarily have an easily measurable financial impact on our operations and, as such, we determined that 50% of his incentive pay should be based on these nonfinancial goals. However, in order to ensure that he was also incented to maximize our results of operations and to reward him for our overall success, we also based 50% of his incentive pay on our attaining targeted EBITDA levels similar to our other executive officers. We believed that the financial and nonfinancial goals were equally important, and, therefore, we allocated incentive pay equally between these two types of goals.

Allocation of Equity Compensation Awards

In 2009, we granted stock options to our Named Executive Officers. Stock options granted to our former Chief Executive Officer (option to purchase 205,000 shares of our common stock), former Chief Financial and Accounting Officer (option to purchase 130,000 shares of our common stock), Chief Marketing Officer (option to purchase 80,000 shares of our common stock) and Vice President Information Technology and Chief Information Officer (option to purchase 20,000 shares of our common stock) all vested immediately. We determined that the options should vest immediately to increase equity ownership of these officers to more closely align their interests with our stockholders.

Our Compensation Committee does not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, our Compensation Committee exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. Our Compensation Committee typically makes annual grants of equity awards to our Named Executive Officers in connection with its annual review of our employees' compensation and then throughout the year.

Executive Equity Ownership

We believe it is important for our Named Executive Officers to have their interests aligned with our stockholders and, therefore, to be granted equity incentive awards. We have not, however, established specific stock retention and ownership guidelines for our executives.

Type of Equity Awards

Our stock award plans permits us to issue qualified and non-qualified stock options, stock appreciation rights, restricted stock, stock units, bonus stock and other stock related awards and performance awards. For a description of our stock award plans, see "Executive Compensation — Elements of Our Executive Compensation Program — Equity-Based Compensation."

Severance and Change in Control Arrangements

For a description of the severance and change in control arrangements we have with our Named Executive Officers, see "Executive Compensation — Employment Agreements" and "Executive Compensation — Payments Upon Termination or Upon Change in Control." Our Compensation Committee believed that these arrangements were necessary to attract and retain our Named Executive Officers. The terms of each arrangement were determined in negotiation with the applicable Named Executive Officer in connection with the executive's hiring and were not based on any set formula.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. In this regard, we may begin utilizing restricted stock and restricted stock units as additional forms of equity compensation incentives in response to changes in the accounting treatment of equity awards under the authoritative accounting guidance. While we consider the applicable accounting and tax treatment of alternative forms of equity compensation, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our Chief Executive Officer and each of our three highest compensated officers excluding our Chief Financial Officer, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We intend for grants of equity awards under our existing stock plans to qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, therefore, our Compensation Committee has not adopted a policy requiring all compensation to be deductible.

Role of Executives in Executive Compensation Decisions

Prior to our initial public offering, Mr. Gorsek, our founder, provided recommendations to our Compensation Committee on compensation for our Named Executive Officers, and our Compensation Committee (or full Board of Directors) reviewed and approved the compensation amounts. Presently, our Compensation Committee intends to seek input from our Chief Executive Officer, whether interim or permanent, when discussing the performance of, and compensation levels for, our Named Executive Officers other than himself or herself. Our Compensation Committee also works with our Chief Executive Officer, whether interim or permanent, and with our Chief Financial and Accounting Officer, whether interim or permanent, in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Horowitz nor any of our other executives participates in deliberations relating to his or her own compensation.

Summary of Cash and Other Compensation

The following table sets forth summary information concerning certain compensation awarded to, paid to, or earned by, the Named Executive Officers for all services rendered in all capacities to our company during the years ended December 31, 2009, 2008 and 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation	All Other Compensation[3]	Total Compensation
Ira P. Kerker, *Former Chief Executive Officer*[4]	2009	$213,804	$125,000	$1,446,250	$ 70,000	$ —	$1,855,054
	2008	$194,000	$ —	$ 132,600	$ 62,500	$ —	$ 389,100
	2007	$179,000	$ —	$ —	$ 73,080	$ —	$ 252,080
Richard P. Smith, *Former Chief Financial and Accounting Officer*[5]	2009	$208,254	$125,000	$ 919,100	$ 70,000	$ —	$1,322,354
	2008	$193,000	$ —	$ 132,600	$ 62,500	$ —	$ 388,100
	2007	$179,000	$ —	$ —	$ 72,830	$ —	$ 251,830
Sonya L. Lambert, *Chief Marketing Officer*[6]	2009	$154,735	$ 15,600	$ 565,600	$103,680	$ —	$ 839,615
	2008	$144,000	$ —	$ 81,600	$107,496	$ —	$ 333,096
	2007	$114,230	$ —	$ —	$ 85,600	$ —	$ 199,830
Robert D. Hirsch *Vice President Information Technology and Chief Information Officer*	2009	$159,046	$ 11,700	$ 141,400	$ 36,240	$ —	$ 348,386
	2008	$ 37,838	$ —	$ —	$ 9,060	$ —	$ 46,898
	2007	$ —	$ —	$ —	$ —	$ —	$ —
Bobby Birender S. Brar *Former Vice President Supply Chain*[7]	2009	$ 86,520	$ 2,500	$ —	$ 33,250	$ —	$ 122,270
	2008	$ 39,500	$ —	$ —	$ —	$ —	$ 39,500
	2007	$ —	$ —	$ —	$ —	$ —	$ —
Mary L. Marbach, *General Counsel*[8]	2009	$ 31,877	$ 1,000	$ —	$ 10,000	$ —	$ 42,877
	2008	$ —	$ —	$ —	$ —	$ —	$ —
	2007	$ —	$ —	$ —	$ —	$ —	$ —

(1) We report Executive Plan awards in the column titled "Non-Equity Incentive Plan Compensation."

(2) The column titled "Option Awards" reports the total expense, calculated in accordance with the authoritative guidance excluding forfeitures, for all awards granted for the respective year. For the assumptions used to value these awards for purposes of computing this expense, see Note 1 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC.

(3) All of the Named Executive Officers received personal benefits valued at less than $10,000 in the aggregate during the fiscal year ending December 31, 2009.

(4) Mr. Kerker served as our Chief Executive Officer until August 16, 2010 when we and Mr. Kerker mutually agreed to Mr. Kerker's separation from our company as Chief Executive Officer.

(5) Mr. Smith served as our Chief Financial and Accounting Officer until October 19, 2010 when we terminated his employment.

(6) Ms. Lambert has served as Chief Marketing Officer since March 2010. Ms. Lambert served as Vice President Marketing in 2009.

(7) Mr. Brar served as our Vice President Supply Chain until September 20, 2010 when he tendered his resignation.

(8) Ms. Marbach was appointed as our General Counsel in December 2009 and has been an attorney at our company since July 2009.

Stock and Option Award Grants and Exercises

The following table summarizes information concerning grants of plan-based awards made by us for services rendered during 2009 to each of the Named Executive Officers.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Awards[1]			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[2]	Grant Date Fair Value of Stock and Option Awards[3]
		Threshold ($)	Target ($)	Maximum ($)			
Ira P. Kerker[4]	2009	$ —	$ 70,000	$ —	—	$ —	$ —
	9/24/2009				200,000	$12.00	$1,414,000
	12/31/2009				5,000	$10.35	$ 32,250
Richard P. Smith[5]	2009	$ —	$ 70,000	$ —	—	$ —	$ —
	9/24/2009				130,000	$12.00	$ 919,100
Sonya L. Lambert	2009	$51,840	$103,680	$124,416	—	$ —	$ —
	9/24/2009				80,000	$12.00	$ 565,600
Robert D. Hirsch	2009	$ —	$ 36,250	$ —	—	$ —	$ —
	9/24/2009				20,000	$12.00	$ 141,400
Bobby Birender S. Brar[6]	2009	$ —	$ 20,000	$ —	—	$ —	$ —
Mary L. Marbach	2009	$ —	$ 40,000	$ —	—	$ —	$ —

(1) The amounts reflect the threshold, target and maximum incentive compensation opportunity for our Named Executive Officers under our executive bonus plan for 2009. All such awards have been paid, and the actual amounts paid are set forth in the Summary Compensation Table above. For a discussion of our executive bonus plan for 2009, see "Executive Compensation — Compensation Discussion and Analysis — Determining the Amount of Each Element of Compensation — Annual Bonus/Incentive Pay."

(2) The exercise prices of all stock options granted were at prices believed by our Board of Directors to be at or above the fair market value of our common stock on the date of grant.

(3) The column titled "Grant Date Fair Value of Stock and Option Awards" reports the expense, calculated in accordance with the authoritative accounting guidance excluding forfeitures, recognized for the applicable year in respect of all outstanding stock option awards, regardless of their year of grant. For the assumptions used in valuing these awards for purposes of computing this expense, see Note 1 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC.

(4) Mr. Kerker served as our Chief Executive Officer until August 16, 2010 when we and Mr. Kerker mutually agreed to Mr. Kerker's separation from our company as Chief Executive Officer.

(5) Mr. Smith served as our Chief Financial and Accounting Officer until October 19, 2010 when we terminated his employment.

(6) Mr. Brar served as our Vice President Supply Chain until September 20, 2010 when he tendered his resignation.

Employment Agreements

Ira P. Kerker

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Ira P. Kerker, our former Chief Executive Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. Under the original agreement, Mr. Kerker earned a salary of $180,000 annually, quarterly bonuses of up to $10,000 and was eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Kerker's employment was terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Kerker may, subject to his execution of a general release of claims against us, have received a lump-sum cash severance payment in an amount equal to the sum of two months' base salary for each year served, accrued yet unused vacation pay and a prorated annual bonus, as well as up to 18 months of company-paid continuation medical benefits. If Mr. Kerker's employment terminated due to his death or disability, he or his estate would have received a lump sum cash payment equal to the sum of twelve months' base salary, accrued yet unused vacation pay and a prorated annual bonus, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Kerker is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one year following termination. For the year ended December 31, 2008, Mr. Kerker's base salary under the agreement was increased to $194,000, and his maximum quarterly bonus for the second, third and fourth quarters of 2008 was increased to up to $17,500 per quarter. On June 30, 2009, the original agreement was amended to increase his annual base salary to $232,800 and to increase the severance payment upon a termination of his employment by us without "cause" to an amount equal to the sum of 2.5 times his then-current annual base salary, a prorated portion of vacation pay, and a prorated portion of the aggregate cash bonus earned by Mr. Kerker for the year preceding such termination, payable in 24 equal monthly installments. Further, pursuant to the amendment, effective as of the successful registration of our initial public offering: (i) so long as Mr. Kerker had not voluntarily resigned from his employment with us, all of Mr. Kerker's then-outstanding options, to the extent necessary, became fully vested and nonforfeitable; and (ii) so long as Mr. Kerker was then employed by us, Mr. Kerker was issued fully vested, non-forfeitable options to purchase 250,000 shares of our common stock at the initial public offering price (or 200,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). On March 22, 2010, the amended agreement was further amended to provide for a three-year term for Mr. Kerker commencing on March 15, 2010, renewable upon mutual agreement by us and Mr. Kerker. In addition, the amendment provided that the compensation of Mr. Kerker was to be reviewed by our Board on an annual basis (based on the original anniversary date of the effective date of the agreements, January 29, 2007) and may have been increased (but not decreased), as determined by our Board of Directors. The amendment further amended the agreement to provide, among other things, that in the event of a termination by us of Mr. Kerker "Without Cause" (as defined in the agreement) or by Mr. Kerker for "Good Reason" (as defined in the amendment), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Kerker was entitled to receive (i) a severance payment equal to the greater of (a) 2.5 times the sum of his then current base salary and the average of the prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 24 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company Without Cause or Mr. Kerker for Good Reason within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Kerker would be entitled to the following severance payments: $1,265,625. The amendment further amended the agreement to provide that if the employment of Mr. Kerker was terminated following a "Change in Control" (as defined in the amendment), either by the Company Without Cause or by Mr. Kerker for Good Reason, then Mr. Kerker was entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement: if terminated Without Cause or for Good Reason within two years after a Change in Control, a lump sum payment equal to 2.99 times his then current base salary and 2.99 times the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Kerker was terminated following a Change in Control, either by the Company Without Cause or by Mr. Kerker for Good Reason, within the time periods specified above, subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Kerker would be entitled to the following severance payments: $1,420,250. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Kerker in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Kerker may not receive that total severance payment amount.

We and Mr. Kerker mutually agreed to Mr. Kerker's separation from our company as Chief Executive Officer on August 16, 2010. At that time there was no determination made as to the nature of Mr. Kerker's separation. As of the date of this proxy statement, we are in the process of reviewing Mr. Kerker's severance arrangements.

Richard P. Smith

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Richard P. Smith, our former Chief Financial and Accounting Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. Under the original agreement, Mr. Smith earned a salary of $179,500 annually, quarterly bonuses of up to $10,000 and was eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Smith's employment was terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Smith may, subject to his execution of a general release of claims against us, have received a lump-sum cash severance payment in an amount equal to the sum of two months' base salary for each year served, accrued yet unused vacation pay and, as well as up to 18 months of company-paid continuation medical benefits. If Mr. Smith's employment terminated due to his death or disability, he or his estate would have received a lump sum cash payment equal to the sum of twelve months' base salary, accrued yet unused vacation pay and a prorated annual bonus, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Smith is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one-year following termination. For the year ended December 31, 2008, Mr. Smith's base salary under the agreement was increased to $193,000, and his maximum quarterly bonus for the second, third and fourth quarters of 2008 was increased to up to $17,500 per quarter. On June 30, 2009, the original agreement was amended to increase his annual base salary to $221,950 and to increase the severance payment upon a termination of his employment by us without "cause" to an amount equal to the sum of 2.5 times his then-current annual base salary, a prorated portion of vacation pay, and a prorated portion of the aggregate cash bonus earned by Mr. Kerker for the year preceding such termination, payable in 24 equal monthly installments. Further, pursuant to the amendment, effective as of the successful registration our initial public offering: (i) so long as Mr. Smith had not voluntarily resigned from his employment with us, all of Mr. Smith's then-outstanding options, to the extent necessary, became fully vested and nonforfeitable; and (ii) so long as Mr. Smith was then employed by us, Mr. Smith was issued fully vested, non-forfeitable options to purchase 162,500 shares of our common stock at the initial public offering price (or 130,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). On March 22, 2010, the amended agreement was further amended to provide for a two-year term commencing on March 15, 2010, renewable upon mutual agreement by us and Mr. Smith. In addition, the amendment provided that the compensation of Mr. Smith was to be reviewed by our Board on an annual basis (based on the original anniversary date of the effective date of the agreement, January 29, 2007) and may have been increased (but not decreased), as determined by our Board of Directors. The amendment further amended the agreement to provide, among other things, that in the event of a termination by us of Mr. Smith "Without Cause" (as defined in the agreement) or by Mr. Smith for "Good Reason" (as defined in the amendment), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Smith was entitled to receive (i) a severance payment equal to the greater of (a) 2.5 times the sum of his then current base salary and the average of the prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 24 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company Without Cause or by Mr. Smith for Good Reason within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Smith would be entitled to the following severance payments: $1,200,625. The amendment further amended the agreement to provide that if the employment of Mr. Smith was terminated following a "Change in Control" (as defined in the amendment), either by the Company Without Cause or by Mr. Smith for Good Reason, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Smith was entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination): if terminated Without Cause or for Good Reason within 18 months after a Change in Control, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, a lump sum payment equal to 2.5 times his then current base salary and 2.5 times the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Smith was terminated following a Change in Control, either by the Company Without Cause or by Mr. Smith for Good Reason, within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Smith would be entitled to the following severance payments: $1,200,625. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Smith in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Smith may not receive that total severance payment amount.

We terminated Mr. Smith's employment as our Chief Financial and Accounting Officer on October 19, 2010. As of the date of this proxy statement, we are in the process of reviewing Mr. Smith's severance arrangements.

Sonya L. Lambert

Effective April 1, 2007, we entered into an employment, non-competition and proprietary rights agreement with Sonya L. Lambert, Chief Marketing Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. Under the original agreement, Ms. Lambert earned a salary of $120,000 annually and is eligible to receive a marketing bonus based on performance (up to $21,600 per quarter), vacation and employee benefits commensurate with her position. If Ms. Lambert's employment is terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Ms. Lambert may, subject to her execution of a general release of claims against us, receive a lump-sum severance payment of up to 12 months' base salary plus a prorated portion of the performance bonuses, as well as up to 18 months of company-paid continuation medical benefits. If Ms. Lambert's employment terminates due to her death or disability, she or her estate will receive a lump sum payment equal to the sum of three months' base salary, accrued yet unused vacation pay and a prorated bonus, in addition to any compensation and benefits accrued through such termination. Under her agreement, Ms. Lambert is subject to a confidentiality, non-solicitation and non-competition agreement during the period she is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one year following termination. For the year ended December 31, 2008, Ms. Lambert's base salary under the agreement was increased to $144,000. On June 30, 2009, the agreement was amended to increase her annual base salary to $165,600 and to increase the maximum amount of the quarterly bonus she may receive to $25,920 per quarter. Further, pursuant to the amendment, effective as of the successful registration of our initial public offering: (i) so long as Ms. Lambert had not voluntarily resigned from her employment with us, all of Ms. Lambert's then-outstanding options, to the extent necessary, became fully vested and nonforfeitable; and (ii) so long as Ms. Lambert was then employed by us, Ms. Lambert was issued fully vested, non-forfeitable options to purchase 100,000 shares of our common stock at the initial public offering price (or 80,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). On March 22, 2010, the amended agreement was further amended to provide for a two-year term commencing on March 15, 2010, renewable upon mutual agreement by us and Ms. Lambert. The amendment further amended the agreement to provide that in the event of a termination by us of Ms. Lambert "Without Cause" (as defined in the agreement), then, in addition to any compensation and benefits accrued through such termination, and subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement, Ms. Lambert is entitled to (i) a severance payment equal to the greater of (a) two times the sum of her then current base salary and the average of her prior two years' annual bonus, or (b) the amount she would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if she remained employed until the last day of such term, payable in 24 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company Without Cause within the time periods specified above, and subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement, then Ms. Lambert would be entitled to the following severance payments: $796,056. The amendment further amended the agreement to provide that if the employment of Ms. Lambert is terminated following a "Change in Control" (as defined in the amendment), either by the Company Without Cause or by Ms. Lambert for "Good Reason" (as defined in the amendment), then Ms. Lambert is entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement: if terminated Without Cause or for Good Reason within 18 months after Change in Control, a lump sum payment equal to two times her then current base salary and two times the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Ms. Lambert is terminated following a Change in Control, either by the Company Without Cause or by Ms. Lambert for Good Reason, within the time periods specified above, subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Ms. Lambert would be entitled to the following severance payments: $796,056. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Ms. Lambert in the event such payments to be made to her on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Ms. Lambert may not receive that total severance payment amount.

Robert D. Hirsch

On September 16, 2008, we entered into an employment, non-competition and proprietary rights agreement with Robert D. Hirsch, Vice President Information Technology and Chief Information Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term has been automatically renewed each year since September 16, 2008, with the current one-year term continuing to September 17, 2011. Under the original agreement, Mr. Hirsch earned a salary of $145,000 annually, and is eligible to earn annual performance bonuses, vacation and employee benefits commensurate with his position. On the initial date of Mr. Hirsch's employment, he was also granted options to purchase up to 100,000 shares of our common stock at $6.00 per share (or 80,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). These options vest 20% each year on the anniversary date of Mr. Hirsch's employment agreement and are fully vested after five years. Each option has a term of nine years. Upon Mr. Hirsch's termination of employment for any reason, all unvested options are forfeited to us and all vested options must be exercised within 30 days and if not exercised during the 30-day period will be forfeited to us. If Mr. Hirsch's employment is terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Hirsch may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment in an amount equal to the sum of two weeks' base salary for each year served, up to a total of six weeks' base salary, accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Mr. Hirsch's employment terminates due to his death or disability, he or his estate will receive a lump sum payment equal to the sum of three months' base salary accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Hirsch is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period of two years thereafter. On June 30, 2009, the agreement was amended to increase his annual base salary to $166,750. Further, pursuant to the amendment, effective as of the successful registration our initial public offering: (i) so long as Mr. Hirsch had not voluntarily resigned from his employment with us, all of Mr. Hirsch's then-outstanding options, to the extent necessary, became fully vested and nonforfeitable; and (ii) so long as Mr. Hirsch was then employed by us, Mr. Hirsch was issued fully vested, non-forfeitable options to purchase 25,000 shares of our common stock at the initial public offering price (or 20,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). On March 22, 2010, the amended agreement was further amended to provide that in the event of a termination by us of Mr. Hirsch "Without Cause" (as defined in the agreement), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Hirsch is entitled to (i) a severance payment equal to the greater of (a) the sum of his then current base salary and the average of his prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 12 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company Without Cause within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement,, then Mr. Hirsch would be entitled to the following severance payments: $230,070. The amendment further amended the agreement to provide that if the employment of Mr. Hirsch is terminated following a "Change in Control" (as defined in the amendment), either by the Company Without Cause or by Mr. Hirsch for "Good Reason" (as defined in the amendment), then Mr. Hirsch is entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement: if terminated Without Cause or for Good Reason within 12 months after a Change in Control, a lump sum payment equal to his then current base salary and the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Hirsch is terminated following a Change in Control, either by the Company Without Cause or by Mr. Hirsch for Good Reason, within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Hirsch would be entitled to the following severance payments: $230,070. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Hirsch in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Hirsch may not receive that total severance payment amount.

Bobby Birender S. Brar

On May 29, 2008, we entered into an employment, non-competition and proprietary rights agreement with Bobby Birender S. Brar, Vice President Supply Chain, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term had been automatically renewed each year since May 29, 2008, with the current one-year term scheduled to continue until May 28, 2011. Under the original agreement, Mr. Brar earned a salary of $65,000 annually, and was eligible to earn annual performance bonuses (up to $5,000 quarterly), vacation and employee benefits commensurate with his position. On the initial date of Mr. Brar's employment, he was also granted options to purchase up to 15,000 shares of our common stock at $6.00 per share (or 12,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). These options vested 20% each year on the anniversary date of Mr. Brar's employment agreement and would have been fully vested after five years. Each option has a term of nine years. Upon Mr. Brar's termination of employment for any reason, all unvested options were forfeited to us and all vested options must have been exercised within 30 days and if not exercised during the 30-day period were forfeited to us. If Mr. Brar's employment was terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Brar may, subject to his execution of a general release of claims against us, have received a lump-sum severance payment in an amount equal to the sum of two weeks' base salary for each year served, up to a total of six weeks' base salary, accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Mr. Brar's employment terminated due to his death or disability, he or his estate would have received a lump sum payment equal to the sum of three months' base salary accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Brar is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period of two years thereafter. On July 22, 2008, the agreement was amended to increase his annual base salary to $71,500 and to increase his bonus potential by 10%. Mr. Brar was also granted options to purchase up to 30,000 options at $6.00 per share (or 24,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). On July 1, 2009, the amended agreement was further amended to increase his annual base salary to $100,000 with an annual potential bonus of $20,000. On December 1, 2009, the amended agreement was amended further to increase his annual base salary to $140,000 with an annual potential bonus of $20,000. On March 22, 2010, the amended agreement was further amended to provide that in the event of a termination by us of Mr. Brar "Without Cause" (as defined in the agreement), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Brar was entitled to (i) a severance payment equal to the greater of (a) the sum of his then current base salary and the average of his prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 12 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company Without Cause within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Brar would have been entitled to the following severance payments: $175,750. The amendment further amended the agreement to provide that if the employment of Mr. Brar was terminated following a "Change in Control" (as defined in the amendment), either by the Company Without Cause or by Mr. Brar for "Good Reason" (as defined in the amendment), then Mr. Brar was entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement: if terminated Without Cause or for Good Reason within 12 months after a Change in Control, a lump sum payment equal to his then current base salary and the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Brar was terminated following a Change in Control, either by the Company Without Cause or by Mr. Brar for Good Reason, within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Brar would be entitled to the following severance payments: $175,750. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Brar in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Brar may not receive that total severance payment amount.

Mr. Brar served as our Vice President Supply Chain until September 20, 2010 when he tendered his resignation.

Mary L. Marbach

On December 2, 2009, we entered into an employment, non-competition and proprietary rights agreement with Mary L. Marbach, General Counsel, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The current one-year term will continue until December 2, 2010. Ms. Marbach earns a salary of $140,000 annually, and is eligible to earn annual performance bonuses of up to $40,000, vacation and employee benefits commensurate with her position. If Ms. Marbach's employment is terminated by us without "cause" (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Ms. Marbach may, subject to her execution of a general release of claims against us, receive a lump-sum severance payment in an amount equal to the sum of two weeks' base salary for each year served, up to a total of six weeks' base salary, accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Ms. Marbach's employment terminates due to her death or disability, she or her estate will receive a lump sum payment equal to the sum of three months' base salary accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, in addition to any compensation and benefits accrued through such termination. Under her agreement, Ms. Marbach is subject to a confidentiality, non-solicitation and non-competition agreement during the period she is employed and for a period of two years thereafter.

Jeffrey J. Horowitz

As of the date of this proxy statement, we are in the process of negotiating Mr. Horowitz's compensation arrangements in connection with his employment as our Interim Chief Executive Officer.

Stephen E. Markert, Jr.

On October 19, 2010, we entered into an employment agreement with Stephen E. Markert, Jr., Interim Chief Financial Officer, which can be terminated by the employee or us upon 60 days written notice, unless otherwise terminated by us. Mr. Markert earns a salary equal to $235,000 annually, and is eligible to earn discretionary bonuses and employee benefits commensurate with his position. Mr. Markert is also entitled to reimbursement of living expenses of up to $2,000 per month. Under his agreement, Mr. Markert is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The non-solicitation and non-competition provisions extend for a one-year period following termination.

Outstanding Equity Awards at Fiscal Year End

Name	Number of Securities Underlying Unexercised Options(1) Exercisable	Number of Securities Underlying Unexercised Options(1) Unexercisable	Option Exercise Price	Option Expiration Date
Ira P. Kerker(2)	33,480	—	$ 3.125	2/13/2015
	20,000	—	$ 3.750	5/13/2015
	100,000	—	$ 3.750	12/10/2015
	20,000	—	$ 3.750	12/11/2016
	130,000	—	$ 7.500	12/30/2017
	200,000	—	$12.000	9/23/2019
	5,000	—	$10.350	12/30/2020
Richard P. Smith(3)	13,600	—	$ 2.031	1/11/2014
	20,000	—	$ 2.500	1/11/2015
	80,000	—	$ 3.750	12/10/2015
	20,000	—	$ 3.750	12/11/2016
	130,000	—	$ 7.500	12/30/2017
	130,000	—	$12.000	9/23/2019
Sonya L. Lambert	35,200	—	$ 3.750	3/4/2015
	20,000	—	$ 3.750	3/31/2016
	80,000	—	$ 3.750	9/19/2016
	80,000	—	$ 7.500	12/30/2017
	80,000	—	$12.000	9/23/2019
Robert D. Hirsch	80,000	—	$ 7.500	12/14/2018
	20,000	—	$12.000	9/23/2019
Bobby Birender S. Brar(4)	7,200	28,800(5)	$ 7.500	8/24/2018
Mary L. Marbach	—	—	$ —	—

(1) After giving effect to a four-for-five reverse stock split of our common stock effected on September 17, 2009. The aggregate number of option awards outstanding at December 31, 2009 was 2,745,880. The aggregate number of option awards owned by our Named Executive Officers at December 31, 2008 was 1,333,280.

(2) Mr. Kerker served as our Chief Executive Officer until August 16, 2010 when we and Mr. Kerker mutually agreed to Mr. Kerker's separation from our company as Chief Executive Officer.

(3) Mr. Smith served as our Chief Financial and Accounting Officer until October 19, 2010 when we terminated his employment.

(4) Mr. Brar served as our Vice President Supply Chain until September 20, 2010 when he tendered his resignation.

(5) These options were scheduled to vest as follows: 7,200 vest on each of August 25, 2010, 2011, 2012 and 2013, respectively. Pursuant to Mr. Brar's employment agreement, upon Mr. Brar's termination of employment, all unvested options were forfeited to us and all vested options must have been exercised within 30 days and if not exercised during the 30-day period were forfeited to us.

Option Exercises and Stock Vested

Name	Option Awards: Number of Shares Acquired on Exercise	Option Awards: Value Realized on Exercise	Stock Awards: Number of Shares Acquired on Vesting	Stock Awards: Value Realized on Vesting
Ira P. Kerker[(1)]	25,804	$229,011	—	$ —
Richard P. Smith[(2)]	53,831	$536,628	—	$ —
Sonya L. Lambert	34,194	$294,601	—	$ —
Robert D. Hirsch	—	$ —	—	$ —
Bobby Birender S. Brar[(3)]	—	$ —	—	$ —
Mary L. Marbach	—	$ —	—	$ —

(1) Mr. Kerker served as our Chief Executive Officer until August 16, 2010 when we and Mr. Kerker mutually agreed to Mr. Kerker's separation from our company as Chief Executive Officer.

(2) Mr. Smith served as our Chief Financial and Accounting Officer until October 19, 2010 when we terminated his employment.

(3) Mr. Brar served as our Vice President Supply Chain until September 20, 2010 when he tendered his resignation.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Payments Upon Termination or Upon Change in Control

The following table sets forth information, as reported in our Annual Report on Form 10-K for our fiscal year ended December 31, 2009, concerning the payments that would be received by each Named Executive Officer upon a termination of employment without cause and, in the case of Messrs. Kerker and Smith, upon a termination which occurs within six months of a change in control. The table assumes the termination occurred as of December 31, 2009 under the employment agreements in effect as December 31, 2009. The table below shows only those additional amounts that the Named Executive Officers would be entitled to receive upon termination and does not show other items of compensation that may be earned and payable at such time such as earned but unpaid base salary or bonuses. For a description of the determination of the appropriate payment and benefit levels and any material conditions or obligations applicable to the receipt of the payments, see "Executive Compensation — Employment Agreements."

Name	Severance Payment Upon Termination
Ira P. Kerker[(1)(2)(3)]	$584,250
Richard P. Smith[(1)(2)(4)]	$557,500
Sonya L. Lambert[(2)(5)]	$165,600
Robert D. Hirsch	$ —
Bobby Birender S. Brar[(6)]	$ —
Mary L. Marbach	$ —

(1) Payable in 24 equal monthly installments subject to executive executing and delivering to us a full and unconditional release and executive paying any and all amounts owed to us under any contract, agreement or loan document.

(2) Entitled to receive up to 18 months company-paid COBRA benefits.

(3) Mr. Kerker served as our Chief Executive Officer until August 16, 2010 when we and Mr. Kerker mutually agreed to Mr. Kerker's separation from our company as Chief Executive Officer. As of the date of this proxy statement, we are in the process of reviewing Mr. Kerker's severance arrangements.

(4) Mr. Smith served as our Chief Financial and Accounting Officer until October 19, 2010 when we terminated his employment. As of the date of this proxy statement, we are in the process of reviewing Mr. Smith's severance arrangements.

(5) Payable in a single lump sum within 30 days of termination subject to executive executing and delivering to us a full and unconditional release and executive paying any and all amounts owed to us under any contract, agreement or loan document.

(6) Mr. Brar served as our Vice President Supply Chain until September 20, 2010 when he tendered his resignation.

Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of December 31, 2009:

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Security Holders	2,745,880	$5.67	1,170,000
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	2,745,880	$5.67	1,170,000

Stock Incentive Plans

We provide stock incentive plans which have reserved, as of December 31, 2009, an aggregate of 3,915,880 shares of our common stock to grant nonqualified and incentive stock options to employees, officers, directors and certain non-employees. Under the terms of the plans, options to purchase stock are granted at an exercise price that is determined by our Compensation Committee. Nonqualified options generally become exercisable on the date of the grant and expire in 10 years. Incentive stock options generally become exercisable over a five-year period and the maximum term of the option may not exceed 10 years. As of December 31, 2009, options granted primarily to our directors were exercisable at prices that range from $0.16 to $10.35 per share. Options granted to employees were exercisable at prices that range from $0.31 to $12.00 per share.

2007 Stock Award Plan

Our 2007 Stock Award Plan is designed to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors and consultants. Our 2007 Stock Award Plan was adopted by our Board of Directors in October 2007 and approved by our stockholders in April 2008.

2000 Stock Option Plan

Our 2000 Stock Option Plan is designed to encourage employees, directors and consultants to own shares of our common stock and thereby align their interests with those of our stockholders. Our 2000 Stock Option Plan was adopted by our Board of Directors and approved by our stockholders in 1999.

Director Compensation

Directors who are also our employees are not separately compensated for their services as directors but are reimbursed for out-of-pocket expenses incurred in connection with providing board services. The following table summarizes compensation earned by our non-employee directors in 2009:

	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation(2)	Total Compensation
Allen S. Josephs, M.D.(3)	$16,300	$ 32,250	$30,240	$ 78,790
David N. Ilfeld, M.D.(4)	$14,850	$ 40,930	$ —	$ 55,780
Lawrence A. Pabst, M.D.(5)	$17,550	$ 40,930	$ —	$ 58,480
Robert G. Trapp, M.D.(6)	$17,650	$ 35,722	$ —	$ 53,372
Stewart L. Gitler(7)	$21,100	$140,150	$25,000	$186,250
Eran Ezra(8)	$18,950	$ 81,860	$ —	$100,810

(1) The options vested immediately upon issuance and were granted at a per share exercise price equal to the fair market value of our common stock on the date of grant, as determined by our Board of Directors. The amounts presented represent the compensation cost recognized in 2009 in accordance with the authoritative guidance. For a discussion of valuation, see Note 1 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC.

(2) All of the directors except for Dr. Josephs and Mr. Gitler received personal benefits valued at less than $10,000 in the aggregate during the fiscal year ending December 31, 2009.

(3) We paid Dr. Josephs $30,240 pursuant to a consulting arrangement with him. Dr. Josephs had a total of 609,000 stock option awards outstanding at December 31, 2009. In 2009, Dr. Josephs was issued options to purchase 5,000 shares for services as a director. Dr. Josephs resigned as a director effective as of July 1, 2010.

(4) Dr. Ilfeld had a total of 19,000 stock option awards outstanding at December 31, 2009. In 2009, Dr. Ilfeld was issued options to purchase 7,000 shares for services as a director and for services provided while serving on our scientific advisory board. Dr. Ilfeld was removed, without cause, as a director effective as of July 21, 2010.

(5) Dr. Pabst had a total of 71,000 stock option awards outstanding at December 31, 2009. In 2009, Dr. Pabst was issued options to purchase 7,000 shares for services as a director and for services provided while serving on our scientific advisory board. Dr. Pabst was removed, without cause, as a director effective as of July 21, 2010.

(6) Dr. Trapp had a total of 27,800 stock option awards outstanding at December 31, 2009. In 2009, Dr. Trapp was issued options to purchase 5,800 shares for services as a director and for services provided while serving on our scientific advisory board.

(7) We paid Mr. Gitler a $25,000 bonus for the successful completion of our initial public offering. Mr. Gitler had a total of 29,000 stock option awards outstanding at December 31, 2009. In 2009, Mr. Gitler was issued options to purchase 25,000 shares for services as a director. Mr. Gitler was removed, without cause, as a director effective as of July 21, 2010.

(8) Mr. Ezra had a total of 18,000 stock option awards outstanding at December 31, 2009. In 2009, Mr. Ezra was issued options to purchase 14,000 shares for services as a director. Mr. Ezra was removed, without cause, as a director effective as of July 21, 2010.

In 2009, our non-employee directors were entitled to receive:

- an annual cash retainer of $10,000;
- $2,000 cash payment for travel time;
- reimbursement for travel expenses;
- $200 per hour for telephonic Board or committee meetings;
- stock options to purchase up to 5,000 shares of our common stock; and
- $2,000 worth of NSI-branded products.

In addition, the Chairman of the Board, whether interim or permanent, is entitled to receive an additional $10,000 and the Chairman of the Audit Committee is entitled to receive an additional $5,000. The Chairman of the Board, whether interim or permanent, is entitled to an additional 10,000 options to purchase shares of our common stock and the Chairman of the Audit Committee is entitled to an additional 5,000 options to purchase shares of our common stock.

Effective for the fiscal year 2010, our non-employee, non-stockholder directors will receive an annual cash retainer of $10,000 and the Chairman of the Board, whether interim or permanent, will be entitled to be paid an additional $10,000 and the Chairman of the Audit Committee will be paid an additional $5,000. Further, each non-employee director will receive $2,000 per year of product allotment and stock options to purchase 5,000 shares of our common stock (15,000 for the Chairman of the Board, whether interim or permanent, and 10,000 for the Chairman of the Audit Committee) exercisable at a strike price to be determined by our Board on the date of grant to be the fair market value of our stock. The cash retainer is payable quarterly and the stock options vest immediately. All directors are entitled to reimbursement for reasonable travel and business expenses incurred in connection with attending meetings of our Board of Directors or committees of our Board of Directors.

We paid Dr. Josephs $4,320 per month through July 2010 for consulting services provided to us. Dr. Josephs resigned as a director effective as of July 1, 2010.

We are in the process of reviewing with our outside compensation consulting firm, Compensia, the compensation arrangements for our non-employee directors and we expect to modify the compensation arrangements for such non-employee directors to be competitive with the compensation levels for non-employee directors at comparable companies.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee currently consists of Messrs. Gaffney, Jung, Kumin and Stibel. As of December 31, 2009, our Compensation Committee consisted of Drs. Pabst, Trapp and Josephs. None of the current members or former members of our Compensation Committee has, at any time, served as an officer or employee of our company, with the exception of Dr. Josephs, who served as our President from 2001 to 2005. None of our executive officers currently serves, or in the past year has served, as a member of our Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee. On June 17, 2008, Dr. Trapp loaned us $400,000, which was repaid in full in June 2009, as more fully described under the heading "Certain Relationships and Related Party Transactions."

COMPENSATION COMMITTEE REPORT[1]

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth in this proxy statement with our management. Based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

Dr. Robert G. Trapp[2]
Dr. Lawrence A. Pabst[3]
Dr. Allen S. Josephs[4]

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(1) This Compensation Committee Report was originally furnished to the SEC in our Annual Report on Form 10-K for our fiscal year ended December 31, 2009, filed with the SEC on March 30, 2010. Accordingly, the name of each former member of the Compensation Committee appears in this Compensation Committee Report.

(2) Dr. Trapp resigned his position on the Compensation Committee effective as of July 23, 2010.

(3) Dr. Pabst was removed, without cause, as a director of our company, including from his position on the Compensation Committee, effective as of July 21, 2010.

(4) Dr. Josephs resigned as a director of our company, including from his position on the Compensation Committee, effective as of July 1, 2010.

REPORT OF THE AUDIT COMMITTEE

The following Audit Committee report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this Audit Committee report by reference herein.

As more fully described in its charter, the purpose of the Audit Committee is to assist the oversight of our Board of Directors in the integrity of the financial statements of our company, our company's compliance with legal and regulatory matters, the independent auditor's qualifications and independence, and the performance of our company's independent auditor. The primary responsibilities of the committee include overseeing our company's accounting and financial reporting process and audits of the financial statements of our company on behalf of the Board of Directors.

As part of its oversight of our financial statements, the committee reviews and discusses with both management and our independent registered public accountants all annual and quarterly financial statements prior to their issuance. During 2009, management advised the committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the committee. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to U.S. Auditing Standards No. 61, as amended, including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The committee also discussed with McGladrey & Pullen, LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from McGladrey & Pullen, LLP to the committee pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the committee concerning independence. In addition, the committee discussed with the independent auditor the overall scope and plans for its audit. The committee discussed with the independent auditor, with and without management present, the results of the examinations, its evaluations of our company and the overall quality of the financial reporting.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC.

The report has been furnished by the Audit Committee of the Board of Directors.

Eran Ezra, Chairman(1)
Robert G. Trapp, M.D.

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(1) The name of each former member of the Audit Committee who recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC appears in this Report of the Audit Committee. Mr. Ezra was removed, without cause, as a director of our company, including from his position on the Audit Committee, effective as of July 21, 2010.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers and persons that own more than 10% of a registered class of our company's equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish our company with copies of all Section 16(a) forms they file.

Based solely upon our review of the copies of such forms received by us during the year ended December 31, 2009, we are not aware of any person who, at any time during such year, was a director, officer or beneficial owner of more than 10% of our common stock failed to comply with all Section 16(a) filing requirements during such year. However, we did not receive written representations from the following former directors and officers, Messrs. Kerker, Smith, Brar, Ezra and Gitler and Drs. Ilfeld, Josephs and Pabst, nor did we receive written representations from Mr. Gorsek, a beneficial owner of more than 10% of our common stock during such year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock on November 9, 2010, by the following:

- each of our directors, director-nominees and executive officers;
- all of our directors, director-nominees and executive officers as a group; and
- each person known by us to own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 9, 2010 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based upon 27,782,460 shares of our common stock outstanding as of November 9, 2010.

Except as otherwise indicated and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

Name and Address of Beneficial Owner[1]	Number of Shares Beneficially Owned	Percent Beneficially Owned
Directors, Director-Nominees and Executive Officers:		
Jeffrey J. Horowitz[2]	166,666	*
Stephen E. Markert, Jr.	—	*
Sonya L. Lambert[3]	295,200	1.1%
Robert D. Hirsch[4]	100,000	*
Mary L. Marbach[5]	180	*
Christopher S. Gaffney[6]	5,419,697	19.5%
Mark A. Jung	—	*
Michael A. Kumin[7]	20,630	*
Michael Sheridan	—	*
Jeffrey M. Stibel	—	*
Robert G. Trapp, M.D.[8]	753,926	2.7%
Bobby Birender S. Brar[9]	—	*
Eran Ezra[10]	18,000	*
Stewart Gitler[11]	29,000	*
Ira P. Kerker[12]	503,480	1.8%
Richard P. Smith[13]	393,600	1.4%
David N. Ilfeld, M.D.[14]	2,733,412	9.8%
Allen S. Josephs, M.D.[15]	2,567,285	9.0%
Lawrence A. Pabst, M.D.[16]	708,710	2.6%
Directors, Director-Nominees and Executive Officers as a group (11) persons[17]	6,756,299	23.8%
5% Stockholders:		
Group comprised of Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P.[18]	5,419,697	19.5%
Group comprised of Freshford Capital Management, LLC, Freshford GP, LLC and Freshford Partners, LP[19]	1,940,400	7.0%
Group comprised of Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management, Inc. and Ronald Baron[20]	1,679,300	6.1%

* Less than 1%

(1) Except as otherwise indicated, each person may be reached at our company's address at Vitacost.com Inc., 5400 Broken Sound Boulevard, NW, Suite 500, Boca Raton, FL 33487.

(2) Mr. Horowitz holds options to purchase 166,666 shares of common stock exercisable at the following prices: 166,666 shares at $8.91 per share. All options are immediately exercisable or are exercisable within 60 days of November 9, 2010 and are included in the table above.

(3) Ms. Lambert holds options to purchase 295,000 shares of common stock exercisable at the following prices: (i) 135,200 shares at $3.75 per share; (ii) 80,000 shares at $7.50 per share; and (iii) 80,000 at $12.00 per share. All options are immediately exercisable.

(4) Mr. Hirsch holds options to purchase 100,000 shares of common stock exercisable at the following prices: (i) 80,000 shares of common stock exercisable at $7.50 per share; and (ii) 20,000 shares of common stick exercisable at $12.00 per share. All options are immediately exercisable.

(5) Ms. Marbach owns 145 shares of common stock individually and 35 shares are held in trust for her minor child.

(6) Mr. Gaffney owns no shares of common stock individually and holds no options to purchase shares of common stock. For additional information regarding Mr. Gaffney's beneficial ownership of shares of common stock, see note (18), below.

(7) Mr. Kumin owns 20,630 shares of common stock.

(8) Dr. Trapp owns 726,126 shares of common stock and holds options to purchase 27,800 shares of common stock exercisable at the following prices: (i) 10,000 at $0.16 per share; (ii) 800 at $1.88 per share; (iii) 800 at $2.50 per share; (iv) 800 at $3.13 per share; (v) 10,400 at $7.50 per share; and (vi) 5,000 at $12.00 per share. All options are immediately exercisable.

(9) Mr. Brar served as our Vice President Supply Chain until September 20, 2010 when he tendered his resignation.

(10) Mr. Ezra holds options to purchase 18,000 shares of common stock exercisable at the following prices: (i) 8,000 at $7.50 per share; and (ii) 10,000 at $12.0 per share. All options are immediately exercisable. Mr. Ezra was removed, without cause, as a director effective as of July 21, 2010. Mr. Ezra's share ownership is based solely on information maintained by us through July 21, 2010.

(11) Mr. Gitler holds options to purchase 29,000 shares of common stock exercisable at the following prices: (i) 14,000 shares at $7.50 per share; and (ii) 15,000 shares at $12.00 per share. All options are immediately exercisable. Mr. Gitler was removed, without cause, as a director effective as of July 21, 2010. Mr. Gitler's share ownership is based solely on information maintained by us through July 21, 2010.

(12) Mr. Kerker holds options to purchase 503,480 shares of common stock exercisable at the following prices: (i) 33,480 shares at $3.13 per share; (ii) 140,000 shares at $3.75 per share; (iii) 130,000 shares at $7.50 per share; and (iv) 200,000 shares at $12.00 per share. All options are immediately exercisable. Mr. Kerker served as our Chief Executive Officer and as a member of our Board of Directors until August 16, 2010 when we and Mr. Kerker mutually agreed to Mr. Kerker's separation from our company as Chief Executive Officer and as a member of our Board of Directors. Mr. Kerker's share ownership is based solely on information maintained by us through August 16, 2010.

(13) Mr. Smith holds options to purchase 393,600 shares of common stock exercisable at the following prices: (i) 100,000 shares at $3.75 per share; (ii) 20,000 shares at $2.50 per share; (iii) 13,600 shares at $2.03 per share; (iv) 130,000 at $7.50 per share; and (v) 130,000 at $12.00 per share. All options are immediately exercisable. Mr. Smith served as our Chief Financial and Accounting Officer until October 19, 2010 when we terminated his employment. Mr. Smith's share ownership is based solely on information maintained by us through October 19, 2010.

(14) Dr. Ilfeld owns 2,714,412 shares of common stock (including 64,000 shares of common stock owned by his spouse to which he disclaims beneficial ownership) and holds options to purchase 19,000 shares of common stock exercisable at the following prices: (i) 14,000 shares at $7.50 per share; and (ii) 5,000 shares at $12.00 per share. All options are immediately exercisable. Dr. Ilfeld was removed, without cause, as a director effective as of July 21, 2010. Dr. Ilfeld's share ownership is based solely on information maintained by us through July 21, 2010.

(15) Dr. Josephs owns 1,477,485 shares of common stock through the Josephs Family Limited Partnership, 300,800 shares in the Josephs Grantor Retained Annuity Trust and 180,000 shares in the A.M. Josephs Family Foundation. Dr. Josephs also holds options to purchase 609,000 shares of common stock exercisable at the following prices: (i) 270,000 at $0.16 per share; (ii) 102,000 at $1.88 per share; (iii) 102,000 at $2.50 per share; (iv) 122,000 at $3.13 per share; (v) 8,000 at $7.50 per share; and

(vi) 5,000 at $12.00 per share. All options are immediately exercisable. Dr. Josephs resigned as a director effective as of July 1, 2010. Dr. Josephs' share ownership is based solely on information maintained by us through July 1, 2010.

(16) Dr. Pabst owns 263,710 shares individually, 280,000 shares through Pabst Company Limited and 120,000 shares through the Trust of Lawrence Pabst 5/15/09. Dr. Pabst also holds options to purchase 45,000 shares of common stock exercisable at the following prices: (i) 20,000 at $0.16 per share; (ii) 2,000 at $1.88 per share; (iii) 2,000 at $2.50 per share; (iv) 2,000 at $3.13 per share; (v) 14,000 shares at $7.50 per share; and (vi) 5,000 shares at $12.00 per share. All options are immediately exercisable. Dr. Pabst was removed, without cause, as a director effective as of July 21, 2010. Dr. Pabst's share ownership is based solely on information maintained by us through July 21, 2010.

(17) Includes shares beneficially owned by all current directors and executive officers as of November 9, 2010 and each of our director-nominees set forth above.

(18) Based on the statement on Schedule 13D (Amendment No. 6) filed with the SEC on October 13, 2010, Mr. Gaffney and John G. Hayes have reported shared voting and dispositive power with respect to all 5,419,697 shares of common stock. GHI has reported shared voting and dispositive power with respect to 15,801 of such shares of common stock. GHEPIII, Great Hill Partners GP III, L.P. ("GPIII"), and GHP III, LLC ("GHPIII"), have reported shared voting and dispositive power with respect to 3,545,064 of such shares of common stock. GHEPIV, Great Hill Partners GP IV, L.P. ("GPIV"), and GHP IV, LLC ("GHPIV"), have reported shared voting and dispositive power with respect to 1,858,832 of such shares of common stock. Matthew T. Vettel has reported shared voting and dispositive power with respect to 5,404,796 of such shares of common stock. GPIII is the sole general partner of GHEPIII, and the sole general partner of GPIII is GHPIII. The sole general partner of GHEPIV is GPIV, and the sole general partner of GPIV is GHPIV. Messrs. Gaffney and Hayes are managers of GHI, and managers of the general partners of GHPIII and GHPIV, and Mr. Vettel is a manager of GHPIII and GHPIV. GPIII may be deemed to indirectly beneficially own the shares of common stock beneficially owned by GHEPIII, and GHPIII may be deemed to indirectly beneficially own the shares of common stock beneficially owned by GHEPIII and that may be deemed indirectly beneficially owned by GPIII. GPIV may be deemed to indirectly beneficially own the shares of common stock beneficially owned by GHEPIV, and GHPIV may be deemed to indirectly beneficially own the shares of common stock beneficially owned by GHEPIV and that may be deemed indirectly beneficially owned by GPIV. Each of Messrs. Gaffney and Hayes may be deemed to indirectly beneficially own the shares of common stock beneficially owned by GHI, GHPIII and GHPIV, and Mr. Vettel may be deemed to indirectly beneficially own the shares of common stock beneficially owned by GHPIII and GHPIV. Each of Messrs. Gaffney, Hayes and Vettel, GHI, GHPIII and GHPIV disclaims beneficial ownership of such shares of common stock. The address of each of the above entities and individuals is One Liberty Square, Boston, Massachusetts 02109.

(19) Based on the statement on Schedule 13G filed with the SEC on September 10, 2010, Freshford Capital Management, LLC has reported sole voting and dispositive power with respect to 539,033 shares of common stock and shared voting and dispositive power with respect to 1,401,367 shares of common stock. Freshford GP, LLC and Freshford Partners, LP have reported shared voting and dispositive power with respect to 1,401,367 shares of common stock. Each of Freshford Capital Management, LLC, Freshford GP, LLC and Freshford Partners, LP disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest therein. The address of Freshford Capital Management, LLC, Freshford GP, LLC and Freshford Partners, LP is 10 Bank Street, Suite 675, White Plains, New York 10606.

(20) Based on the statement on Schedule 13G filed with the SEC on February 12, 2010, BAMCO, Inc., Baron Capital Group, Inc., and Ronald Baron have reported shared voting and dispositive power with respect to all such shares of common stock. The address of BAMCO, Inc., Baron Capital Group, Inc. and Ronald Baron is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Current and Former Directors and Officers

In September 2008, we advanced Mr. Gorsek, our former Chief Operations Architect, $215,241. The loan was interest free and was repaid in full upon the successful completion of our initial public offering.

On July 15, 2008, one of our former Board members, Dr. Ilfeld, loaned us $1,600,000 on an unsecured basis. The loan bore interest at the greater of one-month LIBOR plus 3.0% or 8.0% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan matures on July 14, 2014, subject to repayment terms based on us meeting certain financial covenants. During 2009 and 2008, we paid interest of $92,000 and $53,333, respectively, and did not make any principal payments on the loan. The loan was paid in full in December 2009.

On June 17, 2008, one of our Board members, Dr. Trapp, loaned us $400,000 on an unsecured basis. The loan bore interest at the greater of one-month LIBOR plus 3.0% or 8.0% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan matures on June 16, 2014, subject to repayment terms based on us meeting certain financial covenants. During 2009 and 2008, we paid interest of $19,000 and $16,000, respectively, and did not make any principal payments on the loan. This loan was repaid in full in June 2009.

Effective January 29, 2007, we advanced Mr. Gorsek $1,165,625 so that he could exercise stock options to purchase 628,000 shares of our common stock (after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). The loan bore simple interest at the rate of 7.25% per annum, payable quarterly in arrears and was repaid in full upon the successful completion of our initial public offering.

On August 3, 2010, we and Mr. Horowitz entered into a consulting agreement pursuant to which Mr. Horowitz was to provide certain management consulting services to us for a term of six months. Such services included assisting our Board of Directors with the execution of management's business plan and operating strategies. In consideration for Mr. Horowitz' consulting services, we agreed to pay Mr. Horowitz a consulting fee of $140,000 for the term of the consulting agreement, payable in six $23,333 monthly installments, and an additional fee of $140,000 if Mr. Horowitz continued to perform his services through and as of the sixth month anniversary date of the consulting agreement. Mr. Horowitz also received a nonqualified stock option to purchase up to a maximum of 200,000 shares of our common stock under our 2007 Stock Award Plan. On August 3, 2010, Mr. Horowitz was also appointed to serve as a director of our company. The cash and equity compensation of Mr. Horowitz as a director was to be the same as previously reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for our other non-employee directors. On August 16, 2010, our Board of Directors appointed Mr. Horowitz as our Interim Chief Executive Officer. Mr. Horowitz currently receives compensation pursuant to his consulting agreement with us. As of the date of this proxy statement, we are in the process of negotiating Mr. Horowitz's compensation arrangements in connection with his employment as our Interim Chief Executive Officer. As a result of Mr. Horowitz's appointment as Interim Chief Executive Officer, Mr. Horowitz receives no compensation for his services as a director. Mr. Horowitz is, however, reimbursed for the out-of-pocket expenses incurred in connection with the provision of his services as a director.

Indemnification Agreements

Our certificate of incorporation and bylaws contain provisions that limit the liability of our directors and provide for indemnification of our officers and directors to the full extent permitted under Delaware law. In addition, we have entered into separate indemnification agreements with our directors and officers that could require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. Such provisions do not, however, affect liability for any breach of a director's duty of loyalty to us or our stockholders, liability for acts or omissions not in good faith or involving active and deliberate dishonesty or knowing violations of law or liability for transactions in which the director derived an improper personal benefit, among others.

Stockholder Agreement with the Great Hill Entities

We have entered into a Stockholder Agreement with the Great Hill Entities. The Stockholder Agreement contains certain restrictions with respect to the Great Hill Entities' ownership of our common stock, including, without limitation, with respect to voting, participation in third-party tender offers, affiliate transactions, board composition and sales by the Great Hill Entities of their shares of our common stock in privately negotiated transactions. All capitalized terms used and not defined in this "Stockholder Agreement with the Great Hill Entities" section of this proxy statement have the respective meanings assigned to them in the Stockholder Agreement.

Voting Restrictions and Obligations

The Stockholder Agreement provides that for a period of seven years (the "Voting Standstill Period"), at such time(s) as the Great Hill Entities and/or its Controlled Affiliates beneficially own more than 30% of our outstanding common stock (such amount in excess of 30% of our common stock, the "Excess Shares"), the Great Hill Entities will vote or furnish a written consent in respect of the Excess Shares in direct proportion to the votes cast or written consents furnished by all Non-Affiliate Holders with regard to each matter submitted by us or a third party to our stockholders for their vote or written consent (the "Proportional Voting Requirement").

The voting restrictions described above will not apply during such time as:

- any Person or group (other than the Great Hill Entities or their Controlled Affiliates) become and are the beneficial owner of 15% or more of our outstanding common stock with the prior approval of the Majority Independent Board;
- we publicly announce and are a party to a definitive agreement approved by the Majority Independent Board, providing for,
    - a merger, business combination or similar transaction,
    - a restructuring, reorganization, liquidation, dissolution or other similar transaction, or
    - the sale of all or substantially all of our assets.

In addition, the Proportional Voting Requirement will not apply with respect to certain public proxy or consent solicitations to the extent conducted by a non-Great Hill Entity.

Majority Independent Board

During the Voting Standstill Period, to the fullest extent permitted by law, the Great Hill Entities will take all lawful action to ensure that our Board is composed, at all times, of a majority of Non-Great Hill Directors.

Third-Party Tender Offer Restrictions and Obligations

With respect to any tender offer conducted by a third party and not approved or recommended by the Majority Independent Board, the Great Hill Entities will not enter into any tender commitment or voting support agreement in respect of the Excess Shares and will cause the Excess Shares to be tendered (or not tendered) in direct proportion to the manner in which all Non-Affiliate Holders tender (or do not tender) their common stock.

Restrictions on Affiliate Transactions

For as long as the Great Hill Entities and/or their Controlled Affiliates beneficially own any shares of our common stock, we will not enter into any transactions with the Great Hill Entities and/or their Controlled Affiliates, unless they are approved in advance by the Majority Independent Board.

Great Hill Entities' Board Representation

During the Voting Standstill Period and during such time as the Great Hill Entities and/or their Controlled Affiliates beneficially own at least 15% of our outstanding common stock:

- the Great Hill Entities have the right to nominate two persons as directors of our company who are reasonably acceptable to the our Nominating/Corporate Governance Committee (the "Great Hill Designees," and each, a "Great Hill Designee"); and
- to the fullest extent permitted by law, we have agreed to take certain actions to cause the Great Hill Designees to be nominated and recommended for election to our Board.

If any Great Hill Designee serving as a director dies, resigns, is disqualified or is removed as a director, and the Great Hill Entities are then entitled to designate a Great Hill Designee, the resulting vacancy will be filled by a person nominated by the Great Hill Entities and reasonably acceptable to our Nominating/Corporate Governance Committee.

We will use our reasonable best efforts not to modify the composition of our Board in a manner that would likely result in the elimination or significant diminishment of the rights of the Great Hill Entities specified above. The foregoing does not limit our right to increase the number of directors on our Board.

Our obligation to nominate a Great Hill Designee for election as a director of our company or to fill a vacancy with a successor Great Hill Designee, as described above, will terminate at such time as the Great Hill Entities and/or their Controlled Affiliates cease to beneficially own at least 15% of our outstanding common stock.

Private Sale Transfer Restrictions

The Great Hill Entities will provide us with written notice at least three business days prior to engaging in a Private Sale to any Person:

- pursuant to which such Person and/or such Person's Controlled Affiliates would beneficially own 20% or more of our outstanding common stock, or
- who has publicly announced an intention to:
  - influence or seek control of us or our Board, or
  - conduct a proxy or consent solicitation to (i) remove and/or elect our directors, (ii) amend or modify our certificate of incorporation or bylaws, or (iii) submit any stockholder proposal for inclusion in any of our proxy materials relating to director nominations or controlling or influencing control of us or our Board.

Such written notice, to the extent applicable, must include the identity of the proposed transferee, the proposed price per share, a summary of the material terms of the intended sale, and a summary of any agreements between the Great Hill Entities and the proposed transferee with respect to us or our common stock.

Reimbursement of Consent Solicitation Expenses

We agreed to reimburse the Great Hill Entities for up to $700,000 of their out-of-pocket expenses incurred in connection with the solicitation of written consents from our stockholders conducted by the Great Hill Entities, pursuant to which, on July 21, 2010, our stockholders amended our bylaws; removed, without cause, certain of our (now former) directors; and elected each of Messrs. Gaffney, Jung, Kumin and Stibel as directors of our company.

Registration Rights Agreement with the Great Hill Entities and Certain of Their Affiliates

In their capacity as our affiliates, the Great Hill Entities are subject to certain restrictions on their ability to sell shares of our common stock currently owned and hereafter acquired (if so acquired) by them under applicable U.S. federal securities laws. The Great Hill Entities have also separately agreed with us to comply with our securities trading policies applicable to our directors and officers. Messrs. Gaffney and Kumin currently serve on our Board as the Great Hill Designees.

Concurrently with entering into the Stockholders Agreement, we entered into a Registration Rights Agreement with the Great Hill Entities and the Holders. All capitalized terms used and not defined in this "Registration Rights Agreement with the Great Hill Entities and Certain of Their Affiliates" section of this proxy statement have the respective meanings assigned to them in the Registration Rights Agreement.

Of the 5,419,697 shares of our common stock beneficially owned by the Holders as of the date of the Registration Rights Agreement, one-half (or 2,709,848) of such shares immediately constituted Registrable Securities and, therefore, were immediately entitled to demand and piggyback registration rights under the Registration Rights Agreement. After the expiration of 18 months until the termination of the Registration Rights Agreement, all remaining shares of our common stock then beneficially owned by the Holders (which includes all shares of our common stock acquired by the Holders, if any, subsequent to the date of the Registration Rights Agreement) will constitute Registrable Securities and are entitled to full registration rights under the Registration Rights Agreement.

Demand Registration Rights

The Registration Rights Agreement provides that, subject to certain blackout and suspension requirements and other limitations, upon the request of the Holders of a majority of Registrable Securities, we will effect the underwritten registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of our common stock beneficially owned by the Holders to the extent of the aggregate limitation on the number of Registrable Securities described above.

The Holders cannot make a request for a Demand Registration for less than 50% of all Registrable Securities then owned by them and subject to the Registration Rights Agreement, and we are not required to effect (i) more than one Demand Registration during any 12-month period or (ii) more than two Demand Registrations under the Registration Rights Agreement. The Demand Registration must be in the form of an underwritten public offering only.

If the Managing Underwriter notifies us that it must limit the number of Registrable Securities that can be included in a demand registration (an "Underwriters' Maximum Number"), then:

- we will include in such demand registration only such number of Registrable Securities that does not exceed the Underwriters' Maximum Number, and
- such permissible number of Registrable Securities will be allocated pro rata among the Holders based on the number of Registrable Securities requested to be included by each Holder.

We may postpone a registration under the Registration Rights Agreement, or require a Holder to refrain from disposing of Registrable Securities under the registration, in either case, for no more than 90 consecutive days, if we make a good faith determination that:

- such registration or disposition would materially interfere with any then pending or proposed material transaction, or
- the Holder(s) are in possession of material non-public information the premature public disclosure of which we reasonably believe would not be in our best interests;

; provided that we cannot suspend a registration for the reasons described above for more than 135 days in any 12-month period.

Shelf Registration Rights

Eighteen months following the date of the Registration Rights Agreement (provided that at such time we are eligible to use a short-form registration statement for a secondary offering of our securities), upon the request of Holders of a majority of the Registrable Securities, we will file a short-form registration statement under the Securities Act for the resale, from time to time, pursuant to Rule 415 under the Securities Act by the Holders of the requested number of shares of Registrable Securities of the Holders (the "Shelf Registration Statement"). We will maintain the effectiveness of the Shelf Registration Statement for 18 months (or until such earlier time as all of the Registrable Securities can be sold without restriction pursuant to Rule 144 under the Securities Act).

Piggyback Registration Rights

If we propose to register any of our securities for our own account under the Securities Act (subject to certain exceptions, including an acquisition or business combination, issuances related solely to stock options and employee benefit plans, or pursuant to a Demand Registration or shelf registration for Holders (a "Piggyback Registration"), we will be required to include Registrable Securities in each Piggyback Registration if requested to do so by any Holder in accordance with certain notice requirements in the Registration Rights Agreement. The Holders of Registrable Securities will be permitted to withdraw all or any part of their shares from any Piggyback Registration prior to the effective date of such Piggyback Registration, except as otherwise provided in a written agreement with our underwriter. Subject to certain restrictions, we can offer to include any shares of our common stock beneficially owned by any of our directors or executive officers in any Piggyback Registration on the same terms and conditions applicable to the Holders of the Registrable Securities.

If a Piggyback Registration is in the form of an underwritten offering, and the Managing Underwriter provides notice to us of an Underwriters' Maximum Number, then:

- we will be entitled to include any number of our securities for our own account that does not exceed the Underwriters' Maximum Number; and
- the number of our securities offered and sold by us for our own account, if any, that exceeds the Underwriters' Maximum Number will be allocated pro rata among the Holders and our directors and executive officers on the basis of the number of securities requested to be included by each such Person.

Most Favored Nation

We also agreed that if, at any time after the date and during the term of the Registration Rights Agreement, we enter into a registration rights agreement (or similar agreement) with any person or entity who is not a Holder and such person or entity obtains registration rights on more favorable terms than those contained in the Registration Rights Agreement, the Registration Rights Agreement will be amended for the benefit of the Holders to include such more favorable terms.

Registration Expenses; Indemnification

We will pay all of the registration costs and expenses incurred in connection with each Demand Registration, shelf registration or Piggyback Registration, as the case may be, under the Registration Rights Agreement and will reimburse the Holders for certain reasonable fees incurred by them in connection therewith. Each Holder, however, will be responsible for any underwriting fees, discounts or commissions attributable to the sale of Registrable Securities pursuant to a Registration Statement. Our obligation to pay registration expenses as described above applies irrespective of whether any sales of Registrable Securities occur pursuant to a demand, shelf or piggyback registration under the Registration Rights Agreement. We and the Holders further agreed to certain indemnification obligations with respect to liabilities which could arise and be asserted under U.S. federal securities laws.

Termination of Registration Rights

The Registration Rights Agreement will terminate on the earlier of the date that (i) the Holders no longer beneficially own any Registrable Securities or (ii) all Registrable Securities are eligible for sale without any volume or other limitations or transfer restrictions under the Securities Act.

Procedures for Related Party Transactions

Under our Code of Conduct and Ethics, our employees, officers and directors are encouraged to avoid actual or apparent conflicts of interest between personal and corporate-related relationships. In particular, our employees, officers and directors should not participate in a personal business transaction with us in which they will receive a significant profit or gain, unless otherwise approved by our Board. Further, our employees, officers and directors should advise our Board of any prospective or existing potential conflict. Pursuant to applicable NASDAQ requirements and our Audit Committee's charter, our Audit Committee must approve any related-party transactions reported to our Board. In approving or rejecting such proposed transactions, our

Audit Committee considers the facts and circumstances available and deemed relevant to the Audit Committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our Audit Committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion. A copy of our Code of Conduct and Ethics and Audit Committee Charter have been previously filed as Exhibits 14 and 99.2, respectively, to our Form S-1 filed with the SEC on June 20, 2007 and are available for review at the investor relations section of our corporate website at *http://investor.vitacost.com.*

We believe the terms of our related party transactions are comparable to terms of transactions with unrelated third parties, except for our interest-free loan to Mr. Gorsek made in September 2008 and described above. The loan to Mr. Gorsek, as initially approved by our Board of Directors in September 2008, accrued interest at a rate equal to the one-month LIBOR plus 2.75% but the payment of such accrued interest was deferred. Mr. Gorsek moved to Utah to oversee our distribution center operations in Spanish Fork, Utah. As we began transitioning our manufacturing and distribution operations from Utah to North Carolina, Mr. Gorsek purchased a second home in North Carolina while maintaining his principal residence in Florida. As a result of the significant deterioration in the U.S. housing market, Mr. Gorsek was unable to sell his Utah home and, at the same time, purchased a new home in North Carolina. Accordingly, our Board of Directors determined the loan to Mr. Gorsek was appropriate. In December 2008, as the U.S. housing market continued to decline and as a result of Mr. Gorsek's significant contributions toward overseeing construction and development of our North Carolina facility and implementing our manufacturing capabilities, our Board of Directors modified the loan to provide for it to be interest free.

PROPOSAL TWO:

PROPOSAL TO APPROVE AND ADOPT THE VITACOST.COM INC. 2010 INCENTIVE COMPENSATION PLAN

Background

On November 1, 2010, our Board of Directors approved and adopted the Vitacost.com Inc. 2010 Incentive Compensation Plan (the "2010 Plan"), effective as of December 9, 2010, and recommended that it be submitted to our stockholders for their approval at the meeting.

Purpose

The purpose of the 2010 Plan is to assist us and our subsidiaries and other designated affiliates (our "Related Entities"), in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to us or our Related Entities, by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value.

The effective date of the 2010 Plan (the "Effective Date"), is December 9, 2010. As of the date of this proxy statement, no awards have been granted under the 2010 Plan.

Stockholder approval of the 2010 Plan is required (i) to comply with certain exclusions from the limitations of Section 162(m) of the Code, as described below, (ii) for the 2010 Plan to be eligible under the "plan lender" exemption from the margin requirements of Regulation G under the Exchange Act, (iii) to comply with the incentive stock options rules under Section 422 of the Code, and (iv) to comply with the stockholder approval requirements for the listing of shares on The NASDAQ Stock Market.

The following is a summary of certain principal features of the 2010 Plan. This summary is qualified in its entirety by reference to the complete text of the 2010 Plan. Stockholders are urged to read the actual text of the 2010 Plan in its entirety, which is set forth as Appendix A to this proxy statement.

Our Board of Directors recommends a vote **"for"** the 2010 Incentive Compensation Plan.

Shares Available for Awards; Annual Per-Person Limitations

Under the 2010 Plan, the total number of shares of our common stock reserved and available for delivery under the 2010 Plan (the "Awards"), at any time during the term of the 2010 Plan will be equal to 6,000,000 shares, increased by any shares remaining available for delivery under the Vitacost.com Inc. 2007 Stock Award Plan, as amended (the "Prior Plan"), on the Effective Date. As of November 9, 2010, there were approximately 750,000 shares remaining available for delivery under the Prior Plan. The foregoing limit will be increased by the number of shares of our common stock with respect to which Awards previously granted under the 2010 Plan that are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares, and the number of shares that are tendered (either actually or by attestation) or withheld upon exercise of an Award to pay the exercise price or any tax withholding requirements. Awards issued in substitution for Awards previously granted by a company acquired by us or our Related Entity, or with which we or any of our Related Entities combines, do not reduce the limit on grants of Awards under the 2010 Plan.

No Awards may be made under the Prior Plan after the Effective Date.

The 2010 Plan imposes individual limitations on the amount of certain Awards in part to comply with Section 162(m) of the Code. Under these limitations, during any 12-month period, no participant may be granted (i) stock options or stock appreciation rights ("SARs"), with respect to more than 2,000,000 shares of our common stock, or (ii) shares of restricted stock, shares of deferred stock, performance shares and other stock based-Awards with respect to more than 2,000,000 shares of our common stock, in each case, subject to adjustment in certain circumstances. The maximum amount that may be paid out as performance units with respect to any 12-month performance period is $2,500,000 (pro-rated for any 12-month performance period that is less than 12 months), and is $5,000,000 with respect to any performance period that is more than 12 months.

The Committee (as defined below) is authorized to adjust the limitations described in the two preceding paragraphs and is authorized to adjust outstanding Awards (including adjustments to exercise prices of options and other affected terms of Awards) in the event that a dividend or other distribution (whether in cash, shares of our common stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects our common stock so that an adjustment is appropriate. Our Compensation Committee is also authorized to adjust performance conditions and other terms of Awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

Eligibility

The persons eligible to receive Awards under the 2010 Plan are the officers, directors, employees, consultants and other persons who provide services to us or our Related Entities. An employee on leave of absence may be considered as still in our or our Related Entities' employ for purposes of eligibility for participation in the 2010 Plan.

Administration

The 2010 Plan is to be administered by a committee designated by our Board of Directors consisting of not less than two directors (the "Committee"). All Committee members must be "non-employee directors" as defined by Rule 16b-3 under the Exchange Act, "outside directors" for purposes of Section 162(m) of the Code, and "independent" as defined by The NASDAQ Stock Market or any other national securities exchange on which any of our securities may be listed for trading in the future. However, except as otherwise required to comply with Rule 16b-3 under the Exchange Act or Section 162(m) of the Code, our Board of Directors may exercise any power or authority granted to the Committee under the 2010 Plan. Subject to the terms of the 2010 Plan, the Committee is authorized to select eligible persons to receive Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award agreements (which need not be identical for each participant) and the rules and regulations for the administration of the 2010 Plan, construe and interpret the 2010 Plan and Award agreements and correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the 2010 Plan.

Stock Options and Stock Appreciation Rights

The Committee is authorized to grant stock options, including both incentive stock options ("ISOs"), which can result in potentially favorable tax treatment to the participant, and non-qualified stock options, and SARs entitling the participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the SAR. The exercise price per share subject to an option and the grant price of an SAR are determined by the Committee, but in the case of an ISO must not be less than the fair market value of a share of our common stock on the date of grant. For purposes of the 2010 Plan, the term "fair market value" means the fair market value of our common stock, Awards or other property as determined by the Committee or under procedures established by the Committee. Unless otherwise determined by the Committee, the fair market value of our common stock as of any given date will be the closing sales price per share of our common stock as reported on the principal stock exchange or market on which our common stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or SAR, the times at which each option or SAR will be exercisable, and provisions requiring forfeiture of unexercised options or SARs at or following termination of employment generally are fixed by the Committee, except that no option or SAR may have a term exceeding 10 years. Methods of exercise and settlement and other terms of the SAR are determined by the Committee. The Committee, thus, may permit the exercise price of options awarded under the 2010 Plan to be paid in cash, shares, other Awards or other property (including loans to participants). Options may be exercised by payment of the exercise price in cash, shares of our common stock, outstanding Awards or other property having a fair market value equal to the exercise price, as the Committee may determine from time to time.

Restricted and Deferred Stock

The Committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of our common stock which may not be sold or disposed of, and which will be subject to such risks of forfeiture and other restrictions as the Committee may impose. A participant granted restricted stock generally has all of the rights of our stockholders, unless otherwise determined by the Committee. An Award of deferred stock confers upon a participant the right to receive shares of our common stock at the end of a specified deferral period, subject to such risks of forfeiture and other restrictions as the Committee may impose. Prior to settlement, an Award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents

The Committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of our common stock, other Awards or other property equal in value to dividends paid on a specific number of shares of our common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another Award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of our common stock, Awards or otherwise as specified by the Committee.

Bonus Stock and Awards in Lieu of Cash Obligations

The Committee is authorized to grant shares of our common stock as a bonus free of restrictions, or to grant shares of our common stock or other Awards in lieu of our obligations to pay cash under the 2010 Plan or other plans or compensatory arrangements, subject to such terms as the Committee may specify.

Other Stock-Based Awards

The Committee or our Board of Directors is authorized to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock. The Committee determines the terms and conditions of such Awards.

Performance Awards

The Committee is authorized to grant performance Awards to participants on terms and conditions established by the Committee. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the Committee upon the grant of the performance Award; provided, however, that a performance period cannot be shorter than 12 months or longer than five years. Performance Awards may be valued by reference to a designated number of shares (in which case they are referred to as performance shares) or by reference to a designated amount of property including cash (in which case they are referred to as performance units). Performance Awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the Committee. Performance Awards granted to persons whom the Committee expects will, for the year in which a deduction arises, be "covered employees" (as defined below) will, if and to the extent intended by the Committee, be subject to provisions that should qualify such Awards as "performance-based compensation" not subject to the limitation on tax deductibility by us under Section 162(m) of the Code. For purposes of Section 162(m), the term "covered employee" means our Chief Executive Officer and each other person whose compensation is required to be disclosed in our filings with the SEC by reason of that person being among our three highest compensated officers, other than our Chief Executive Officer, as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance Award intended to qualify under Section 162(m) of the Code is to be exercised by the Committee and not our Board of Directors.

If and to the extent that the Committee determines that these provisions of the 2010 Plan are to be applicable to any Award, one or more of the following business criteria for our company, on a consolidated basis, and/or for our Related Entities, or for business or geographical units of our company and/or our Related Entities (except with respect to the total stockholder return and earnings per share criteria), may be used by the Committee in establishing performance goals for Awards under the 2010 Plan: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any of our ongoing bonus plans; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total stockholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and/or (18) the fair market value of our common stock. Any of the above goals may be determined on an absolute or relative basis (e.g. growth in earnings per share) or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor's 500 Stock Index or a group of comparable companies. The Committee may exclude the impact of an event or occurrence which the Committee determines should appropriately be excluded, including without limitation (i) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges, (ii) an event either not directly related to our operations of or not within the reasonable control of our management, or (iii) a change in accounting standards required by generally accepted accounting principles.

The Committee may, in its discretion, determine that the amount payable as a performance Award will be reduced from the amount of any potential Award.

Other Terms of Awards

Awards may be settled in the form of cash, shares of our common stock, other Awards or other property, in the discretion of the Committee. The Committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the Committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The Committee is authorized to place cash, shares of our common stock or other property in trusts or make other arrangements to provide for payment of our obligations under the 2010 Plan. The Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any shares of our common stock or other property to be distributed will be withheld (or previously acquired shares of our common stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the 2010 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except that the Committee may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3 under the Exchange Act.

Awards under the 2010 Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The Committee may, however, grant Awards in exchange for other Awards under the 2010 Plan, Awards under other plans maintained by us, or other rights to payment from us, and may grant Awards in addition to and in tandem with such other Awards, rights or other Awards.

Acceleration of Vesting; Change in Control

The Committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any Award, and such accelerated exercisability, lapse, expiration and if so provided in the Award agreement or otherwise determined by the Committee, vesting will occur automatically in the case of a "change in control" of our company (including the cash settlement of SARs which may be exercisable in the event of a change in control). In addition, the Committee may provide in an Award agreement that the performance goals relating to any performance Award will be deemed to have been met upon the occurrence of any "change in control." For purposes of the 2010 Plan, unless otherwise specified in an Award agreement, a change in control means the occurrence of any of the following:

(i) The acquisition by any person (as that term is used in the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of either (A) the then outstanding shares of our common stock (the "Outstanding Company Common Stock"), or (B) the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"), (the foregoing beneficial ownership hereinafter being referred to as a "Controlling Interest"); provided, however, that the following acquisitions will not constitute or result in a change of control: (v) any acquisition directly from us; (w) any acquisition by us; (x) any acquisition by any person that as of the Effective Date owns beneficial ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by us or any of our subsidiaries; or (z) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of clause (iii) below; or

(ii) During any period of two consecutive years (not including any period prior to the Effective Date) individuals who constitute our Board of Directors on the Effective Date (the "Incumbent Board"), cease for any reason to constitute at least a majority of our Board of Directors; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than our Board of Directors; or

(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving us or any of our subsidiaries, a sale or other disposition of all or substantially all of our assets, or the acquisition of assets or stock of another entity by us or any of our subsidiaries (each a "Business Combination"), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then outstanding shares of our common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns us or all or substantially all of our assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no person (excluding any employee benefit plan (or related trust) of ours or such corporation resulting from such Business Combination or any person that as of the Effective Date owns beneficial ownership of a Controlling Interest) beneficially owns, directly or indirectly, 50% or more of the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the board of directors, providing for such Business Combination; or

(iv) Approval by our stockholders of our complete liquidation or dissolution.

Amendment and Termination

Our Board of Directors may amend, alter, suspend, discontinue or terminate the 2010 Plan or the Committee's authority to grant Awards without further stockholder approval, except that stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Thus, stockholder approval may not necessarily be required for every amendment to the 2010 Plan which might increase the cost of the 2010 Plan or alter the eligibility of persons to receive Awards. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although our Board of Directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by our Board of Directors, the 2010 Plan will terminate at the earliest of (a) such time as no shares of our common stock remain available for issuance under the 2010 Plan, (b) termination of the 2010 Plan by our Board of Directors, or (c) the 10th anniversary of the Effective Date of the 2010 Plan. Awards outstanding upon expiration of the 2010 Plan will remain in effect until they have been exercised or terminated, or have expired.

Federal Income Tax Consequences of Awards

The 2010 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options

On exercise of a nonqualified stock option granted under the 2010 Plan an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the shares of stock acquired on exercise of the option over the exercise price. If the optionee is our or our Related Entities' employee, that income will be subject to the withholding of federal income tax. The optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and his holding period for those shares will begin on that date.

If an optionee pays for shares of stock on exercise of an option by delivering shares of our stock, the optionee will not recognize gain or loss on the shares delivered, even if their fair market value at the time of exercise differs from the optionee's tax basis in them. The optionee, however, otherwise will be taxed on the exercise of the option in the manner described above as if he had paid the exercise price in cash. If a separate identifiable stock certificate is issued for that number of shares equal to the number of shares delivered on exercise of the option, the optionee's tax basis in the shares represented by that certificate will be equal to his tax basis in the shares delivered, and his holding period for those shares will include his holding period for the shares delivered. The optionee's tax basis and holding period for the additional shares received on exercise of the option will be the same as if the optionee had exercised the option solely in exchange for cash.

We will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income taxable to the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Incentive Stock Options

The 2010 Plan provides for the grant of stock options that qualify as "incentive stock options" as defined in Section 422 of the Code. Under the Code, an optionee generally is not subject to tax upon the grant or exercise of an ISO. In addition, if the optionee holds a share received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised (the "Required Holding Period"), the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the Required Holding Period (a "Disqualifying Disposition"), the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. If, however, the Disqualifying Disposition is a sale or exchange on which a loss, if realized, would be recognized for federal income tax purposes, and if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

An optionee who exercises an ISO by delivering shares of stock acquired previously pursuant to the exercise of an ISO before the expiration of the Required Holding Period for those shares is treated as making a Disqualifying Disposition of those shares. This rule prevents "pyramiding" or the exercise of an ISO (that is, exercising an ISO for one share and using that share, and others so acquired, to exercise successive ISOs) without the imposition of current income tax.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no adjustment with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee's alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired on exercise of an ISO after the required holding period. However, if there is a Disqualifying Disposition of a share, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Stock Awards

Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is non-vested when it is received under the 2010 Plan (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested. Upon the disposition of any stock received as a stock award under the 2010 Plan, the difference between the sale price and the recipient's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more the one year from the date as of which he or she would be required to recognize any compensation income.

Stock Appreciation Rights

We may grant SARs separate from any other award ("Stand-Alone SARs"), or in tandem with options ("Tandem SARs"), under the 2010 Plan. Generally, the recipient of a Stand-Alone SAR will not recognize any taxable income at the time the Stand-Alone SAR is granted.

With respect to Stand-Alone SARs, if the recipient receives the appreciation inherent in the SARs in cash, the cash will be taxable as ordinary compensation income to the recipient at the time that the cash is received. If the recipient receives the appreciation inherent in the SARs in shares of stock, the recipient will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the recipient for the stock.

With respect to Tandem SARs, if the recipient elects to surrender the underlying option in exchange for cash or shares of stock equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the Stand-Alone SARs. If the recipient elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (discussed above), i.e., the recipient will recognize ordinary income for federal tax purposes measured by the excess of the then fair market value of the shares of stock over the exercise price.

In general, there will be no federal income tax deduction allowed to us upon the grant or termination of Stand-Alone SARs or Tandem SARs. Upon the exercise of either a Stand-Alone SAR or a Tandem SAR, however, we will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Dividend Equivalents

Generally, the recipient of a dividend equivalent award will recognize ordinary compensation income at the time the dividend equivalent award is received equal to the fair market value dividend equivalent award received. We generally will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the dividend equivalent award, provided that the deduction is not otherwise disallowed under the Code.

Section 162 Limitations

Section 162(m) to the Code, generally disallows a public company's tax deduction for compensation to covered employees in excess of $1 million in any tax year beginning on or after January 1, 1994. Compensation that qualifies as "performance-based compensation" is excluded from the $1 million deductibility cap, and therefore remains fully deductible by the company that pays it. We intend that Awards granted to employees under the 2010 Plan whom the Committee expects to be covered employees at the time a deduction arises in connection with such options, may, if and to the extent so intended by the Committee, be granted in a manner that will qualify as such "performance-based compensation," so that such Awards would not be subject to the Section 162(m) deductibility cap of $1 million. Future changes in Section 162(m) or the regulations thereunder may adversely affect our ability to ensure that Awards under the 2010 Plan will qualify as "performance-based compensation" that is fully deductible by us under Section 162(m).

Section 409A

Section 409A of the Code, enacted as part of the American Jobs Creation Act of 2004, imposes certain new requirements applicable to "nonqualified deferred compensation plans," including new rules relating to the timing of deferral elections and elections with regard to the form and timing of benefit distributions, prohibitions against the acceleration of the timing of distributions, and the times when distributions may be made, as well as rules that generally prohibit the funding of nonqualified deferred compensation plans in offshore trusts or upon the occurrence of a change in the employer's financial health. These new rules generally apply with respect to deferred compensation that becomes earned and vested on or after January 1, 2005. If a nonqualified deferred compensation plan subject to Section 409A fails to meet, or is not operated in accordance with, these new requirements, then all compensation deferred under the plan is or becomes immediately taxable to the extent that it is not subject to a substantial risk of forfeiture and was not previously taxable. The tax imposed as a result of these new rules would be increased by interest at a rate equal to the rate imposed upon tax underpayments plus one percentage point, and an additional tax equal to 20% of the compensation required to be included in income. Some of the Awards to be granted under the 2010 Plan may constitute deferred compensation subject to the Section 409A requirements, including, without limitation, discounted stock options, deferred stock and SARs that are not payable in shares of our company stock. It is our company's intention that any award agreement that will govern Awards subject to Section 409A will comply with these new rules.

Importance of Consulting Tax Adviser

The information set forth above is a summary only and does not purport to be complete. In addition, the information is based upon current federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his particular situation, each recipient should consult his tax adviser as to the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award.

New Plan Benefits

Benefits obtained by participants under the 2010 Plan are made on a discretionary basis. Accordingly, it is not possible to determine the benefits that will be received by participants under the 2010 Plan once it is approved and adopted.

Approval by Our Stockholders of the 2010 Plan

Approval of the 2010 Plan will require the affirmative vote of a majority of the outstanding share of our common stock present in person or represented by proxy at the meeting for the transaction of business, assuming that a quorum is present in person or represented by proxy at the meeting for the transaction of business. If our stockholders approve the 2010 Plan, no Awards may be made under the Prior Plan after the Effective Date. However, awards made under the Prior Plan prior to the Effective Date will continue to be governed by the terms of the Prior Plan. In the event our stockholders do not approve the proposal to approve and adopt the 2010 Plan at the meeting, the 2010 Plan will not become effective and the Prior Plan will continue in effect until its termination in accordance with its terms.

AUDITOR FEES AND SERVICES

The firm of McGladrey & Pullen, LLP, an independent registered public accounting firm, has audited the financial statements of our company for the fiscal year ended December 31, 2009. Our Audit Committee has selected McGladrey & Pullen, LLP to audit the consolidated financial statements of our company for the fiscal year ending December 31, 2010. We anticipate that representatives of McGladrey & Pullen, LLP will be present at the meeting, will have the opportunity to make a statement if they desire, and will be available to respond to appropriate questions.

Our Audit Committee has considered whether the provision of non-audit services by our auditor is compatible with maintaining the auditor's independence.

Audit Fees

The aggregate fees billed to our company by McGladrey & Pullen, LLP for the fiscal years ended December 31, 2008 and 2009 are as follows:

	2008	2009
Audit Fees	$135,000	$175,000
Audit-Related Fees	$ 79,350	$310,035
Tax Fees	$ 4,100	$ 54,463
All Other Fees	$ —	$ —
Total	$218,450	$539,498

For purposes of the preceding table, the professional fees are classified as follows:

- *Audit Fees* — Are fees for professional services for the audit of the consolidated financial statements included in our annual report on Form 10-K.
- *Audit-Related Fees* — Are fees for assurance and related services that traditionally are performed by our independent registered public accounting firm. Specifically, the fees were incurred for services rendered in connection with the filing of our S-1 during the fiscal year ended December 31, 2009, and quarterly reviews including $6,840 of out of pocket expenses.
- *Tax Fees* — Are fees for all professional services including services relating to a cost segregation and relocation study performed by professional staff of our independent registered public accounting firm's tax division except those services related to the audit of our financial statements including $463 of out of pocket expenses.

Audit Committee Pre-Approval Policy

Our Audit Committee has reviewed and approved all of the fees charged by our independent accountants. Our Audit Committee concluded that all services rendered during 2009 by our independent accountants were consistent with maintaining their respective independence. As a matter of policy, we will not engage our primary independent accountants for non-audit services other than "audit-related services," as defined by the SEC, certain tax services, and other permissible non-audit services as specifically approved by the chairperson of the Audit Committee and presented to the full Board at its next regular meeting. The policy also includes limits on hiring partners of, and other professionals employed by, our independent accountants to ensure that the SEC's auditor independence rules are satisfied.

Under the policy, our Audit Committee must pre-approve all services provided by our independent accountants and fees charged for these services including an annual review of audit fees, audit-related fees, tax fees, and other fees with specific dollar value limits for each category of service. Our Audit Committee will also consider and, if appropriate, approve specific engagements on a case-by-case basis that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the Audit Committee for approval.

DEADLINE FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR OUR 2010 ANNUAL MEETING OF STOCKHOLDERS AND OUR 2011 ANNUAL MEETING OF STOCKHOLDERS

Stockholders are entitled to present nominees and proposals for consideration at upcoming stockholder meetings, provided that they comply with our bylaws and the rules and regulations promulgated by the SEC.

A stockholder who wished to present a proposal at our 2010 Annual Meeting of Stockholders must have submitted such proposal to us by October 25, 2010 if such stockholder wished for the proposal to be eligible for inclusion in this proxy statement and form of proxy relating to our 2010 Annual Meeting of Stockholders. In addition, under our bylaws, a stockholder who wished to nominate a person to our Board of Directors at our 2010 Annual Meeting of Stockholders (but not include such nomination in our proxy statement) or who wished to make a proposal with respect to any other matter at our 2010 Annual Meeting of Stockholders (but not include such proposal in our proxy statement) must have delivered written notice to the Secretary of our company containing the required information by October 21, 2010.

We currently expect to convene our 2011 Annual Meeting of Stockholders in the spring of 2011, which will be more than 30 days before the anniversary of our 2010 Annual Meeting of Stockholders. In the event that the date of our 2011 Annual Meeting of Stockholders is moved more than 30 days from the date of our 2010 Annual Meeting of Stockholders, which we expect to occur, we will establish a deadline a reasonable time prior to printing and mailing our proxy materials for our 2011 Annual Meeting of Stockholders for a stockholder wishing to present a proposal at our 2011 Annual Meeting of Stockholders to be eligible for inclusion in our proxy statement and form of proxy relating to our 2011 Annual Meeting of Stockholders. In addition, under our bylaws, a stockholder wishing to nominate a person to our Board of Directors at our 2011 Annual Meeting of Stockholders (but not include such nomination in our proxy statement) or wishing to make a proposal with respect to any other matter at our 2011 Annual Meeting of Stockholders (but not include such proposal in our proxy statement) must provide notice of such nomination or proposal to us not earlier than the 120th day prior to that meeting and not later than the 90th day prior to that meeting or the 10th day following the day on which public announcement of the date of that meeting is first made by us. We will announce the date of the 2011 Annual Meeting of Stockholders, once it is determined, in accordance with our bylaws and the rules and regulations promulgated by the SEC.

OTHER MATTERS

Except as discussed in this proxy statement, our Board of Directors does not know of any matters that are to be properly presented at the meeting other than those stated in the Notice of Annual Meeting of Stockholders and referred to in this proxy statement. If other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote thereon in accordance with their best judgment. Moreover, our Board of Directors reserves the right to adjourn or postpone the meeting for failure to obtain a quorum, for legitimate scheduling purposes or based on other circumstances that, in our Board of Directors' belief, would cause such adjournments or postponements to be in the best interests of all of our stockholders.

Dated: November 9, 2010

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VITACOST.COM INC.

2010 INCENTIVE COMPENSATION PLAN

1. ***Purpose.*** The purpose of this VITACOST.COM INC. 2010 INCENTIVE COMPENSATION PLAN (the ***"Plan"***) is to assist Vitacost.com Inc., a Delaware corporation (the ***"Company"***) and its Related Entities (as hereinafter defined) in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its Related Entities by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company's shareholders, and providing such persons with annual and long term performance incentives to expend their maximum efforts in the creation of shareholder value.

2. ***Definitions.*** For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof and elsewhere herein.

(a) ***"Award"*** means any Option, Stock Appreciation Right, Restricted Stock Award, Deferred Stock Award, Share granted as a bonus or in lieu of another Award, Dividend Equivalent, Other Stock-Based Award or Performance Award, together with any other right or interest, granted to a Participant under the Plan.

(b) ***"Award Agreement"*** means any written agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder.

(c) ***"Beneficiary"*** means the person, persons, trust or trusts that have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof. If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(d) ***"Beneficial Owner" and "Beneficial Ownership"*** shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act and any successor to such Rule.

(e) ***"Board"*** means the Company's Board of Directors.

(f) ***"Cause"*** shall, with respect to any Participant, have the meaning specified in the Award Agreement. In the absence of any definition in the Award Agreement, "Cause" shall have the equivalent meaning or the same meaning as "cause" or "for cause" set forth in any employment, consulting, or other agreement for the performance of services between the Participant and the Company or a Related Entity or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the failure by the Participant to perform, in a reasonable manner, his or her duties as assigned by the Company or a Related Entity, (ii) any violation or breach by the Participant of his or her employment, consulting or other similar agreement with the Company or a Related Entity, if any, (iii) any violation or breach by the Participant of any non-competition, non-solicitation, non-disclosure and/or other similar agreement with the Company or a Related Entity, (iv) any act by the Participant of dishonesty or bad faith with respect to the Company or a Related Entity, (v) use of alcohol, drugs or other similar substances in a manner that adversely affects the Participant's work performance, or (vi) the commission by the Participant of any act, misdemeanor, or crime reflecting unfavorably upon the Participant or the Company or any Related Entity. The good faith determination by the Committee of whether the Participant's Continuous Service was terminated by the Company for "Cause" shall be final and binding for all purposes hereunder.

(g) ***"Change in Control"*** means a Change in Control as defined in Section 9(b) of the Plan.

(h) ***"Code"*** means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(i) ***"Committee"*** means a committee designated by the Board to administer the Plan; provided, however, that if the Board fails to designate a committee or if there are no longer any members on the committee so designated by the Board, or for any other reason determined by the Board, then the Board shall serve as the Committee. While it is intended that the Committee shall consist of at least two directors, each of whom shall be (i) a "non-employee director" within the meaning of Rule 16b-3 (or any successor rule) under the Exchange Act, unless administration of the Plan by "non-employee directors" is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan, (ii) an "outside director" within the meaning of Section 162(m) of the Code, and (iii) "Independent", the failure of the Committee to be so comprised shall not invalidate any Award that otherwise satisfies the terms of the Plan.

(j) ***"Consultant"*** means any Person (other than an Employee or a Director, solely with respect to rendering services in such Person's capacity as a director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(k) ***"Continuous Service"*** means the uninterrupted provision of services to the Company or any Related Entity in any capacity of Employee, Director, Consultant or other service provider. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entities, or any successor entities, in any capacity of Employee, Director, Consultant or other service provider, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director, Consultant or other service provider (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(l) ***"Covered Employee"*** means the Person who, as of the end of the taxable year, either is the principal executive officer of the Company or is serving as the acting principal executive officer of the Company, and each other Person whose compensation is required to be disclosed in the Company's filings with the Securities and Exchange Commission by reason of that person being among the three highest compensated officers of the Company as of the end of a taxable year, or such other person as shall be considered a "covered employee" for purposes of Section 162(m) of the Code.

(m) ***"Deferred Stock"*** means a right to receive Shares, including Restricted Stock, cash measured based upon the value of Shares or a combination thereof, at the end of a specified deferral period.

(n) ***"Deferred Stock Award"*** means an Award of Deferred Stock granted to a Participant under Section 6(e) hereof.

(o) ***"Director"*** means a member of the Board or the board of directors of any Related Entity.

(p) ***"Disability"*** means a permanent and total disability (within the meaning of Section 22(e) of the Code), as determined by a medical doctor satisfactory to the Committee.

(q) ***"Dividend Equivalent"*** means a right, granted to a Participant under Section 6(g) hereof, to receive cash, Shares, other Awards or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments.

(r) ***"Effective Date"*** means the effective date of the Plan, which shall be December 9, 2010.

(s) ***"Eligible Person"*** means each officer, Director, Employee, Consultant and other person who provides services to the Company or any Related Entity. The foregoing notwithstanding, only Employees of the Company, or any parent corporation or subsidiary corporation of the Company (as those terms are defined in Sections 424(e) and (f) of the Code, respectively), shall be Eligible Persons for purposes of receiving any Incentive Stock Options. An Employee on leave of absence may, in the discretion of the Committee, be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

(t) ***"Employee"*** means any person, including an officer or Director, who is an employee of the Company or any Related Entity. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

(u) ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(v) ***"Fair Market Value"*** means the fair market value of Shares, Awards or other property as determined by the Committee, or under procedures established by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of a Share as of any given date shall be the closing sale price per Share reported on a consolidated basis for stock listed on the principal stock exchange or market on which Shares are traded on the date as of which such value is being determined (or as of such later measurement date as determined by the Committee on the date the Award is authorized by the Committee), or, if there is no sale on that date, then on the last previous day on which a sale was reported.

(w) ***"Good Reason"*** shall, with respect to any Participant, have the meaning specified in the Award Agreement. In the absence of any definition in the Award Agreement, "Good Reason" shall have the equivalent meaning or the same meaning as "good reason" or "for good reason" set forth in any employment, consulting or other agreement for the performance of services between the Participant and the Company or a Related Entity or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the assignment to the Participant of any duties inconsistent in any material respect with the Participant's duties or responsibilities as assigned by the Company or a Related Entity, or any other action by the Company or a Related Entity which results in a material diminution in such duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company or a Related Entity promptly after receipt of notice thereof given by the Participant; (ii) any material failure by the Company or a Related Entity to comply with its obligations to the Participant as agreed upon, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company or a Related Entity promptly after receipt of notice thereof given by the Participant; or (iii) the Company's or Related Entity's requiring the Participant to be based at any office or location outside of fifty (50) miles from the location of employment or service as of the date of Award, except for travel reasonably required in the performance of the Participant's responsibilities.

(x) ***"Incentive Stock Option"*** means any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(y) ***"Independent"***, when referring to either the Board or members of the Committee, shall have the same meaning as used in the rules of the Listing Market.

(z) ***"Incumbent Board"*** means the Incumbent Board as defined in Section 9(b)(ii) hereof.

(aa) ***"Listing Market"*** means the Nasdaq Market or any other national securities exchange on which any securities of the Company are listed for trading.

(bb) ***"Option"*** means a right granted to a Participant under Section 6(b) hereof, to purchase Shares or other Awards at a specified price during specified time periods.

(cc) ***"Optionee"*** means a person to whom an Option is granted under this Plan or any person who succeeds to the rights of such person under this Plan.

(dd) ***"Other Stock-Based Awards"*** means Awards granted to a Participant under Section 6(i) hereof.

(ee) ***"Participant"*** means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(ff) ***"Performance Award"*** means any Award of Performance Shares or Performance Units granted pursuant to Section 6(h) hereof.

(gg) ***"Performance Period"*** means that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

(hh) ***"Performance Share"*** means any grant pursuant to Section 6(h) hereof of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(ii) ***"Performance Unit"*** means any grant pursuant to Section 6(h) hereof of a unit valued by reference to a designated amount of property (including cash) other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(jj) ***"Person"*** shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a "group" as defined in Section 13(d) thereof.

(kk) ***"Prior Plan"*** means the Vitacost.com Inc. 2007 Stock Award Plan, as amended.

(ll) ***"Related Entity"*** means any Subsidiary, and any business, corporation, partnership, limited liability company or other entity designated by the Board, in which the Company or a Subsidiary holds a substantial ownership interest, directly or indirectly.

(mm) ***"Restriction Period"*** means the period of time specified by the Committee that Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose.

(nn) ***"Restricted Stock"*** means any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such risks of forfeiture and other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(oo) ***"Restricted Stock Award"*** means an Award granted to a Participant under Section 6(d) hereof.

(pp) ***"Rule 16b-3"*** means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(qq) ***"Shares"*** means the shares of common stock of the Company and such other securities as may be substituted (or resubstituted) for Shares pursuant to Section 10(c) hereof.

(rr) ***"Stock Appreciation Right"*** means a right granted to a Participant under Section 6(c) hereof.

(ss) ***"Subsidiary"*** means any corporation or other entity in which the Company has a direct or indirect ownership interest of fifty percent (50%) or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or fifty percent (50%) or more of the assets on liquidation or dissolution.

(tt) ***"Substitute Awards"*** means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, Awards previously granted, or the right or obligation to make future Awards, by a company (i) acquired by the Company or any Related Entity, (ii) which becomes a Related Entity after the date hereof, or (iii) with which the Company or any Related Entity combines.

3. ***Administration.***

(a) ***Authority of the Committee.*** The Plan shall be administered by the Committee, except to the extent (and subject to the limitations imposed by Section 3(b) hereof) the Board elects to administer the Plan, in which case the Plan shall be administered by only those members of the Board who are Independent members of the Board, in which case references herein to the "Committee" shall be deemed to include references to the Independent members of the Board. The Committee shall have full and final authority, subject to and consistent with the provisions of the Plan, to select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein, and to make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. In exercising any discretion granted to the Committee under the Plan or pursuant to any Award, the Committee shall not be required to follow past practices, act in a manner consistent with past practices, or treat any Eligible Person or Participant in a manner consistent with the treatment of any other Eligible Persons or Participants.

(b) ***Manner of Exercise of Committee Authority.*** The Committee, and not the Board, shall exercise sole and exclusive discretion (i) on any matter relating to a Participant then subject to Section 16 of the Exchange Act with respect to the Company to the extent necessary in order that transactions by such Participant shall be exempt under Rule 16b-3 under the Exchange Act, (ii) with respect to any Award that is intended to qualify as "performance-based compensation" under Section 162(m), to the extent necessary in order for such Award to so qualify; and (iii) with respect to any Award to an Independent Director. Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Related Entities, Eligible Persons, Participants, Beneficiaries, transferees under Section 10(b) hereof or other persons claiming rights from or through a Participant, and shareholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers or managers of the Company or any Related Entity, or committees thereof, the authority, subject to such terms and limitations as the Committee shall determine, to perform such functions, including administrative functions as the Committee may determine to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company and will not cause Awards intended to qualify as "performance-based compensation" under Code Section 162(m) to fail to so qualify. The Committee may appoint agents to assist it in administering the Plan.

(c) ***Limitation of Liability.*** The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or Employee, the Company's independent auditors, Consultants or any other agents assisting in the administration of the Plan. Members of the Committee and the Board, and any officer or Employee acting at the direction or on behalf of the Committee or the Board, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4. ***Shares Subject to Plan.***

(a) ***Limitation on Overall Number of Shares Available for Delivery Under Plan.*** Subject to adjustment as provided in Section 10(c) hereof, the total number of Shares reserved and available for delivery under the Plan shall be **Six Million (6,000,000)**, plus any Shares remaining available for delivery under the Prior Plan on the Effective Date of the Plan. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

(b) ***Application of Limitation to Grants of Awards.*** No Award may be granted if the number of Shares to be delivered in connection with such an Award exceeds the number of Shares remaining available for delivery under the Plan, minus the number of Shares deliverable in settlement of or relating to then outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of Shares actually delivered differs from the number of Shares previously counted in connection with an Award.

(c) ***Availability of Shares Not Delivered under Awards and Adjustments to Limits.***

(i) If any Awards are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares to which those Awards were subject, shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for delivery with respect to Awards under the Plan, subject to Section 4(c)(iv) below.

(ii) In the event that any Option or other Award granted hereunder is exercised through the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, or withholding tax liabilities arising from such option or other award are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, then only the number of Shares issued net of the Shares tendered or withheld shall be counted for purposes of determining the maximum number of Shares available for grant under the Plan.

(iii) Substitute Awards shall not reduce the Shares authorized for delivery under the Plan or authorized for delivery to a Participant in any period. Additionally, in the event that a company acquired by the Company or any Related Entity or with which the Company or any Related Entity combines has shares available under a pre-existing plan approved by its shareholders, the shares available for delivery pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for delivery under the Plan; if and to the extent that the use of such Shares would not require approval of the Company's shareholders under the rules of the Listing Market.

(iv) Any Share that again becomes available for delivery pursuant to this Section 4(c) shall be added back as one (1) Share.

(v) Notwithstanding anything in this Section 4(c) to the contrary but subject to adjustment as provided in Section 10(c) hereof, the maximum aggregate number of Shares that may be delivered under the Plan as a result of the exercise of the Incentive Stock Options shall be **Six Million (6,000,000)** Shares, plus any Shares remaining available for delivery under the Prior Plan on the Effective Date of the Plan.

(d) ***No Further Awards Under Prior Plan.*** In light of the adoption of this Plan, no further awards shall be made under the Prior Plan after the Effective Date.

5. ***Eligibility; Per-Person Award Limitations.*** Awards may be granted under the Plan only to Eligible Persons. Subject to adjustment as provided in Section 10(c), in any fiscal year of the Company during any part of which the Plan is in effect, no Participant may be granted (i) Options or Stock Appreciation Rights with respect to more than **Two Million (2,000,000)** Shares or (ii) Restricted Stock, Deferred Stock, Performance Shares and/or Other Stock-Based Awards with respect to more than **Two Million (2,000,000)** Shares. In addition, the maximum dollar value payable to any one Participant with respect to Performance Units is (x) **$2,500,000** with respect to any twelve (12) month Performance Period (pro-rated for any Performance Period that is less than twelve (12) months based upon the ratio of the number of days in the Performance Period as compared to three hundred sixty five (365)), and (y) with respect to any Performance Period that is more than twelve (12) months, **$5,000,000**.

6. ***Specific Terms of Awards.***

(a) ***General.*** Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of the Participant's Continuous Service and terms permitting a Participant to make elections relating to his or her Award. Except as otherwise expressly provided herein, the Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan. Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of Delaware law, no consideration other than services may be required for the grant (as opposed to the exercise) of any Award.

(b) ***Options.*** The Committee is authorized to grant Options to any Eligible Person on the following terms and conditions:

(i) ***Exercise Price.*** Other than in connection with Substitute Awards, the exercise price per Share purchasable under an Option shall be determined by the Committee, provided that such exercise price shall not, in the case of Incentive Stock Options, be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant of the Option and shall not, in any event, be less than the par value of a Share on the date of grant of the Option. If an Employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and an Incentive Stock Option is granted to such Employee, the exercise price of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date such Incentive Stock Option is granted.

(ii) ***Time and Method of Exercise.*** The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Options shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the methods by which the exercise price may be paid or deemed to be paid (including in the discretion of the Committee a cashless exercise procedure), the form of such payment, including, without limitation, cash, Shares (including without limitation the withholding of Shares otherwise deliverable pursuant to the Award), other Awards or awards granted under other plans of the Company or a Related Entity, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis provided that such deferred payments are not in violation of Section 13(k) of the Exchange Act, or any rule or regulation adopted thereunder or any other applicable law), and the methods by or forms in which Shares will be delivered or deemed to be delivered to Participants.

(iii) ***Incentive Stock Options.*** The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options (including any Stock Appreciation Right issued in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has first requested, or consents to, the change that will result in such disqualification. Thus, if and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

(A) the Option shall not be exercisable for more than ten (10) years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five (5) years from the date of grant; and

(B) The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company (and any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) that become exercisable for the first time by the Participant during any calendar year shall not (to the extent required by the Code at the time of the grant) exceed $100,000.

(c) ***Stock Appreciation Rights.*** The Committee may grant Stock Appreciation Rights to any Eligible Person in conjunction with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option (a ***"Tandem Stock Appreciation Right"***), or without regard to any Option (a ***"Freestanding Stock Appreciation Right"***), in each case upon such terms and conditions as the Committee may establish in its sole discretion, not inconsistent with the provisions of the Plan, including the following:

(i) ***Right to Payment.*** A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one Share on the date of exercise over (B) the grant price of the Stock Appreciation Right as determined by the Committee. The grant price of a Stock Appreciation Right shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant, in the case of a Freestanding Stock Appreciation Right, or less than the associated Option exercise price, in the case of a Tandem Stock Appreciation Right.

(ii) ***Other Terms.*** The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Stock Appreciation Rights shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Shares will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award, and any other terms and conditions of any Stock Appreciation Right.

(iii) ***Tandem Stock Appreciation Rights.*** Any Tandem Stock Appreciation Right may be granted at the same time as the related Option is granted or, for Options that are not Incentive Stock Options, at any time thereafter before exercise or expiration of such Option. Any Tandem Stock Appreciation Right related to an Option may be exercised only when the related Option would be exercisable and the Fair Market Value of the Shares subject to the related Option exceeds the exercise price at which Shares can be acquired pursuant to the Option. In addition, if a Tandem Stock Appreciation Right exists with respect to less than the full number of Shares covered by a related Option, then an exercise or termination of such Option shall not reduce the number of Shares to which the Tandem Stock Appreciation Right applies until the number of Shares then exercisable under such Option equals the number of Shares to which the Tandem Stock Appreciation Right applies. Any Option related to a Tandem Stock Appreciation Right shall no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised, and any Tandem Stock Appreciation Right shall no longer be exercisable to the extent the related Option has been exercised.

(d) ***Restricted Stock Awards.*** The Committee is authorized to grant Restricted Stock Awards to any Eligible Person on the following terms and conditions:

(i) ***Grant and Restrictions.*** Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, or as otherwise provided in this Plan during the Restriction Period. The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to a Restricted Stock Award, a Participant granted Restricted Stock shall have all of the rights of a shareholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). During the period that the Restriction Stock Award is subject to a risk of forfeiture, subject to Section 10(b) below and except as otherwise provided in the Award Agreement, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.

(ii) ***Forfeiture.*** Except as otherwise determined by the Committee, upon termination of a Participant's Continuous Service during the applicable Restriction Period, the Participant's Restricted Stock that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited and reacquired by the Company; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to Restricted Stock Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii) ***Certificates for Stock.*** Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) ***Dividends and Splits.*** As a condition to the grant of a Restricted Stock Award, the Committee may require or permit a Participant to elect that any cash dividends paid on a Share of Restricted Stock be automatically reinvested in additional Shares of Restricted Stock or applied to the purchase of additional Awards under the Plan. Unless otherwise determined by the Committee, Shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Shares or other property have been distributed.

(e) ***Deferred Stock Award.*** The Committee is authorized to grant Deferred Stock Awards to any Eligible Person on the following terms and conditions:

(i) ***Award and Restrictions.*** Satisfaction of a Deferred Stock Award shall occur upon expiration of the deferral period specified for such Deferred Stock Award by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, a Deferred Stock Award shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. A Deferred Stock Award may be satisfied by delivery of Shares, cash equal to the Fair Market Value of the specified number of Shares covered by the Deferred Stock, or a combination thereof, as determined by the Committee at the date of grant or thereafter. Prior to satisfaction of a Deferred Stock Award, a Deferred Stock Award carries no voting or dividend or other rights associated with Share ownership.

(ii) ***Forfeiture.*** Except as otherwise determined by the Committee, upon termination of a Participant's Continuous Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Deferred Stock Award), the Participant's Deferred Stock Award that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to a Deferred Stock Award shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of any Deferred Stock Award.

(iii) ***Dividend Equivalents.*** Unless otherwise determined by the Committee at the date of grant, any Dividend Equivalents that are granted with respect to any Deferred Stock Award shall be either (A) paid with respect to such Deferred Stock Award at the dividend payment date in cash or in Shares of unrestricted stock having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Deferred Stock Award and the amount or value thereof automatically deemed reinvested in additional Deferred Stock, other Awards or other investment vehicles, as the Committee shall determine or permit the Participant to elect. The applicable Award Agreement shall specify whether any Dividend Equivalents shall be paid at the dividend payment date, deferred or deferred at the election of the Participant. If the Participant may elect to defer the Dividend Equivalents, such election shall be made within thirty (30) days after the grant date of the Deferred Stock Award, but in no event later than twelve (12) months before the first date on which any portion of such Deferred Stock Award vests.

(f) ***Bonus Stock and Awards in Lieu of Obligations.*** The Committee is authorized to grant Shares to any Eligible Persons as a bonus, or to grant Shares or other Awards in lieu of obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Eligible Persons subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Shares or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Shares or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee.

(g) ***Dividend Equivalents.*** The Committee is authorized to grant Dividend Equivalents to any Eligible Person entitling the Eligible Person to receive cash, Shares, other Awards, or other property equal in value to the dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify. Any such determination by the Committee shall be made at the grant date of the applicable Award.

(h) ***Performance Awards.*** The Committee is authorized to grant Performance Awards to any Eligible Person payable in cash, Shares, or other Awards, on terms and conditions established by the Committee, subject to the provisions of Section 8 if and to the extent that the Committee shall, in its sole discretion, determine that an Award shall be subject to those provisions. The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award; provided, however, that a Performance Period shall not be shorter than twelve (12) months nor longer than five (5) years. Except as provided in Section 9 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 8(b), or in the case of an Award that the Committee determines shall not be subject to Section 8 hereof, any other criteria that the Committee, in its sole discretion, shall determine should be used for that purpose. The amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis.

(i) ***Other Stock-Based Awards.*** The Committee is authorized, subject to limitations under applicable law, to grant to any Eligible Person such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan. Other Stock-Based Awards may be granted to Participants either alone or in addition to other Awards granted under the Plan, and such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(i) shall be purchased for such consideration, (including without limitation loans from the Company or a Related Entity provided that such loans are not in violation of Section 13(k) of the Exchange Act, or any rule or regulation adopted thereunder or any other applicable law) paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards or other property, as the Committee shall determine.

7. ***Certain Provisions Applicable to Awards.***

(a) ***Stand-Alone, Additional, Tandem, and Substitute Awards.*** Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Related Entity, or any business entity to be acquired by the Company or a Related Entity, or any other right of a Participant to receive payment from the Company or any Related Entity. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Related Entity, in which the value of Shares subject to the Award is equivalent in value to the cash compensation (for example, Deferred Stock or Restricted Stock), or in which the exercise price, grant price or purchase price of the Award in the nature of a right that may be exercised is equal to the Fair Market Value of the underlying Shares minus the value of the cash compensation surrendered (for example, Options or Stock Appreciation

Right granted with an exercise price or grant price "discounted" by the amount of the cash compensation surrendered), provided that any such determination to grant an Award in lieu of cash compensation must be made in compliance with Section 409A of the Code.

(b) ***Term of Awards.*** The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten (10) years (or in the case of an Incentive Stock Option such shorter term as may be required under Section 422 of the Code).

(c) ***Form and Timing of Payment Under Awards; Deferrals.*** Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Shares, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis, provided that any determination to pay in installments or on a deferred basis shall be made by the Committee at the date of grant. Any installment or deferral provided for in the preceding sentence shall, however, be subject to the Company's compliance with applicable law and all applicable rules of the Listing Market, and in a manner intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code. Subject to Section 7(e) hereof, the settlement of any Award may be accelerated, and cash paid in lieu of Shares in connection with such settlement, in the sole discretion of the Committee or upon occurrence of one or more specified events (in addition to a Change in Control). Any such settlement shall be at a value determined by the Committee in its sole discretion, which, without limitation, may in the case of an Option or Stock Appreciation Right be limited to the amount if any by which the Fair Market Value of a Share on the settlement date exceeds the exercise or grant price. Installment or deferred payments may be required by the Committee (subject to Section 7(e) of the Plan, including the consent provisions thereof in the case of any deferral of an outstanding Award not provided for in the original Award Agreement) or permitted at the election of the Participant on terms and conditions established by the Committee. The Committee may, without limitation, make provision for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Shares.

(d) ***Exemptions from Section 16(b) Liability.*** It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt from Section 16 pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

(e) ***Code Section 409A.***

(i) The Award Agreement for any Award that the Committee reasonably determines to constitute a Section 409A Plan (as hereinafter defined), and the provisions of the Plan applicable to that Award, shall be construed in a manner consistent with the applicable requirements of Section 409A, and the Committee, in its sole discretion and without the consent of any Participant, may amend any Award Agreement (and the provisions of the Plan applicable thereto) if and to the extent that the Committee determines that such amendment is necessary or appropriate to comply with the requirements of Section 409A of the Code.

(ii) If any Award constitutes a "nonqualified deferred compensation plan" under Section 409A of the Code (a ***"Section 409A Plan"***), then the Award shall be subject to the following additional requirements, if and to the extent required to comply with Section 409A of the Code:

(A) Payments under the Section 409A Plan may not be made earlier than the first to occur of (u) the Participant's "separation from service", (v) the date the Participant becomes "disabled", (w) the Participant's death, (x) a "specified time (or pursuant to a fixed schedule)" specified in the Award Agreement at the date of the deferral of such compensation, (y) a "change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets" of the Company, or (z) the occurrence of an "unforeseeble emergency";

(B) The time or schedule for any payment of the deferred compensation may not be accelerated, except to the extent provided in applicable Treasury Regulations or other applicable guidance issued by the Internal Revenue Service;

(C) Any elections with respect to the deferral of such compensation or the time and form of distribution of such deferred compensation shall comply with the requirements of Section 409A(a)(4) of the Code; and

(D) In the case of any Participant who is "specified employee", a distribution on account of a "separation from service" may not be made before the date which is six (6) months after the date of the Participant's "separation from service" (or, if earlier, the date of the Participant's death).

For purposes of the foregoing, the terms in quotations shall have the same meanings as those terms have for purposes of Section 409A of the Code, and the limitations set forth herein shall be applied in such manner (and only to the extent) as shall be necessary to comply with any requirements of Section 409A of the Code that are applicable to the Award. The Company does not make any representation to the Participant that any Awards awarded under this Plan will be exempt from, or satisfy, the requirements of Section 409A, and the Company shall have no liability or other obligation to indemnify or hold harmless any Participant or Beneficiary for any tax, additional tax, interest or penalties that any Participant or Beneficiary may incur in the event that any provision of this Plan, any Award Agreement, or any amendment or modification thereof, or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A.

(iii) Notwithstanding the foregoing, the Company does not make any representation to any Participant or Beneficiary that any Awards made pursuant to this Plan are exempt from, or satisfy, the requirements of Section 409A, and the Company shall have no liability or other obligation to indemnify or hold harmless the Participant or any Beneficiary for any tax, additional tax, interest or penalties that the Participant or any Beneficiary may incur in the event that any provision of this Plan, or any Award Agreement, or any amendment or modification thereof, or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A.

8. ***Code Section 162(m) Provisions.***

(a) ***Covered Employees.*** Unless otherwise specified by the Committee, the provisions of this Section 8 shall be applicable to any Performance Award granted to an Eligible Person who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee.

(b) ***Performance Criteria.*** If a Performance Award is subject to this Section 8, then the payment or distribution thereof or the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be contingent upon achievement of one or more objective performance goals. Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." One or more of the following business criteria for the Company, on a consolidated basis, and/or for Related Entities, or for business or geographical units of the Company and/or a Related Entity (except with respect to the total shareholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Awards: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Company; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures;

(12) total shareholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and/or (18) the Fair Market Value of a Share. Any of the above goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor's 500 Stock Index or a group of companies that are comparable to the Company. In determining the achievement of the performance goals, the Committee shall exclude the impact of any (i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (ii) event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (iii) change in accounting standards required by generally accepted accounting principles.

(c) ***Performance Period; Timing For Establishing Performance Goals.*** Achievement of performance goals in respect of Performance Awards shall be measured over a Performance Period no shorter than twelve (12) months and no longer than five (5) years, as specified by the Committee. Performance goals shall be established not later than ninety (90) days after the beginning of any Performance Period applicable to such Performance Awards, or at such other date as may be required or permitted for "performance-based compensation" under Section 162(m) of the Code.

(d) ***Adjustments.*** The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with Awards subject to this Section 8, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of an Award subject to this Section 8. The Committee shall specify the circumstances in which such Awards shall be paid or forfeited in the event of termination of Continuous Service by the Participant prior to the end of a Performance Period or settlement of Awards.

(e) ***Committee Certification.*** No Participant shall receive any payment under the Plan that is subject to this Section 8 unless the Committee has certified, by resolution or other appropriate action in writing, that the performance criteria and any other material terms previously established by the Committee or set forth in the Plan, have been satisfied to the extent necessary to qualify as "performance based compensation" under Section 162(m) of the Code.

9. ***Change in Control.***

(a) ***Effect of "Change in Control."*** If and only to the extent provided in any employment or other agreement between the Participant and the Company or any Related Entity, or in any Award Agreement, or to the extent otherwise determined by the Committee in its sole discretion and without any requirement that each Participant be treated consistently, upon the occurrence of a "Change in Control," as defined in Section 9(b):

(i) Any Option or Stock Appreciation Right that was not previously vested and exercisable as of the time of the Change in Control, shall become immediately vested and exercisable, subject to applicable restrictions set forth in Section 10(a) hereof.

(ii) Any restrictions, deferral of settlement, and forfeiture conditions applicable to a Restricted Stock Award, Deferred Stock Award or an Other Stock-Based Award subject only to future service requirements granted under the Plan shall lapse and such Awards shall be deemed fully vested as of the time of the Change in Control, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 10(a) hereof.

(iii) With respect to any outstanding Award subject to achievement of performance goals and conditions under the Plan, the Committee may, in its discretion, deem such performance goals and conditions as having been met as of the date of the Change in Control.

(b) ***Definition of "Change in Control".*** Unless otherwise specified in any employment agreement between the Participant and the Company or any Related Entity, or in an Award Agreement, a ***"Change in Control"*** shall mean the occurrence of any of the following:

(i) The acquisition by any Person of Beneficial Ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of either (A) the value of then outstanding equity securities of the Company (the ***"Outstanding Company Stock"***) or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the ***"Outstanding Company Voting Securities"***) (the foregoing Beneficial Ownership hereinafter being referred to as a ***"Controlling Interest"***); provided, however, that for purposes of this Section 9(b), the following acquisitions shall not constitute or result in a Change in Control: (v) any acquisition directly from the Company; (w) any acquisition by the Company; (x) any acquisition by any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (z) any acquisition by any entity pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) below; or

(ii) During any period of two (2) consecutive years (not including any period prior to the Effective Date) individuals who constitute the Board on the Effective Date (the ***"Incumbent Board"***) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its Related Entities, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or equity of another entity by the Company or any of its Related Entities (each a ***"Business Combination"***), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the value of the then outstanding equity securities and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or comparable governing body of an entity that does not have such a board), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, fifty percent (50%) or more of the value of the then outstanding equity securities of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the Board of Directors or other governing body of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

10. ***General Provisions.***

(a) ***Compliance With Legal and Other Requirements.*** The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Shares or payment of other benefits under any Award until completion of such registration or qualification of such Shares or other required action under any federal or state law, rule or regulation, listing or other required action with respect to the Listing Market, or compliance with any other obligation of the Company, as the Committee, may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Shares or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

(b) ***Limits on Transferability; Beneficiaries.*** No Award or other right or interest granted under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party, or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon). A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c) ***Adjustments.***

(i) ***Adjustments to Awards.*** In the event that any extraordinary dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Shares and/or such other securities of the Company or any other issuer such that a substitution, exchange, or adjustment is determined by the Committee to be appropriate, then the Committee shall, in such manner as it may deem equitable, substitute, exchange or adjust any or all of (A) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares by which annual per-person Award limitations are measured under Section 5 hereof, (C) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Committee determines to be appropriate.

(ii) ***Adjustments in Case of Certain Transactions.*** In the event of any merger, consolidation or other reorganization in which the Company does not survive, or in the event of any Change in Control, any outstanding Awards may be dealt with in accordance with any of the following approaches, without the requirement of obtaining any consent or agreement of a Participant as such, as determined by the agreement effectuating the transaction or, if and to the extent not so determined, as determined by the Committee: (a) the continuation of the outstanding Awards by the Company, if the Company is a surviving entity, (b) the assumption or substitution for the outstanding Awards by the surviving entity or its parent or subsidiary, (c) full exercisability or vesting and accelerated expiration of the outstanding Awards, or (d) settlement of the value of the outstanding Awards in cash or cash equivalents or other property followed by cancellation of such Awards (which value, in the case of Options or Stock Appreciation Rights, shall be measured by the amount, if any, by which the Fair Market Value of a Share exceeds the exercise or grant price of the Option or Stock Appreciation Right as of the effective date of the transaction). The Committee shall give written notice of any proposed transaction referred to in this Section 10(c)(ii) at a reasonable period of time prior to the closing date for such transaction (which notice may be given either before or after the approval of such transaction), in order that Participants may have a reasonable period of time prior to the closing date of such transaction within which to exercise any Awards that are then exercisable (including any Awards that may become exercisable upon the closing date of such transaction). A Participant may condition his exercise of any Awards upon the consummation of the transaction.

(iii) ***Other Adjustments.*** The Committee (and the Board if and only to the extent such authority is not required to be exercised by the Committee to comply with Section 162(m) of the Code) is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including

Performance Awards, or performance goals and conditions relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Options, Stock Appreciation Rights, Performance Awards granted pursuant to Sections 6(h) and 8(b) hereof to Participants designated by the Committee as Covered Employees and intended to qualify as "performance-based compensation" under Code Section 162(m) and the regulations thereunder to otherwise fail to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder. Adjustments permitted hereby may include, without limitation, increasing the exercise price of Options and Stock Appreciation Rights, increasing performance goals, or other adjustments that may be adverse to the Participant.

(d) ***Taxes.*** The Company and any Related Entity are authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company or any Related Entity and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

(e) ***Changes to the Plan and Awards.*** The Board may amend, alter, suspend, discontinue or terminate the Plan, or the Committee's authority to grant Awards under the Plan, without the consent of shareholders or Participants except that any amendment or alteration to the Plan shall be subject to the approval of the Company's shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 or Code Section 162(m)) or the rules of the Listing Market, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to shareholders for approval; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under the terms of any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto, except as otherwise provided in the Plan; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Committee or the Board action may materially and adversely affect the rights of such Participant under terms of such Award.

(f) ***Limitation on Rights Conferred Under Plan.*** Neither the Plan nor any action taken hereunder or under any Award shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person's or Participant's Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a shareholder of the Company including, without limitation, any right to receive dividends or distributions, any right to vote or act by written consent, any right to attend meetings of shareholders or any right to receive any information concerning the Company's business, financial condition, results of operation or prospects, unless and until such time as the Participant is duly issued Shares on the stock books of the Company in accordance with the terms of an Award. None of the Company, its officers or its directors shall have any fiduciary obligation to the Participant with respect to any Awards unless and until the Participant is duly issued Shares pursuant to the Award on the stock books of the Company in accordance with the terms of an Award. Neither the Company nor any of the Company's officers, directors, representatives or agents is granting any rights under the Plan to the Participant whatsoever, oral or written, express or implied, other than those rights expressly set forth in this Plan or the Award Agreement.

(g) ***Unfunded Status of Awards; Creation of Trusts.*** The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligation to deliver Shares pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Shares, other Awards or other property, or make other arrangements to meet the Company's obligations under the Plan. Such trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify and in accordance with applicable law.

(h) ***Nonexclusivity of the Plan.*** Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Section 162(m) of the Code.

(i) ***Payments in the Event of Forfeitures; Fractional Shares.*** Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) ***Governing Law.*** The validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award Agreement shall be determined in accordance with the laws of the State of Delaware without giving effect to principles of conflict of laws, and applicable federal law.

(k) ***Non-U.S. Laws.*** The Committee shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Related Entities may operate to assure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

(l) ***Plan Effective Date and Shareholder Approval; Termination of Plan.*** The Plan shall become effective on the Effective Date, subject to subsequent approval, within twelve (12) months of its adoption by the Board, by shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Code Sections 162(m) (if applicable) and 422, Rule 16b-3 under the Exchange Act (if applicable), applicable requirements under the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, and other laws, regulations, and obligations of the Company applicable to the Plan. Awards may be granted subject to shareholder approval, but may not be exercised or otherwise settled in the event the shareholder approval is not obtained. The Plan shall terminate at the earliest of (a) such time as no Shares remain available for issuance under the Plan, (b) termination of this Plan by the Board, or (c) the tenth (10th) anniversary of the Effective Date. Awards outstanding upon expiration of the Plan shall remain in effect until they have been exercised or terminated, or have expired.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
NOV 1 5 2010
WASH. D.C.
189
SECTION

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ____________ to ____________

Commission File Number 001-34468

VITACOST.COM, INC.

(Exact Name of Registrant as Specified)

Delaware	**37-1333024**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

5400 Broken Sound Blvd., NW, Suite 500,
Boca Raton, FL 33487
(Address of Principal Executive Offices)

(561) 982-4180
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, $0.00001 par value	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:

Title of class: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company as defined in Rule 12-b-2 of Exchange Act. Yes ☐ No ☒

As of March 16, 2010, the issuer had outstanding 27,676,453 shares of its common stock.

DOCUMENTS INCORPORATED BY REFERENCE

None.

VITACOST.COM, INC.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report on Form 10-K contains forward-looking statements. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential," "continue," "seek" or the negative of these terms or other comparable terminology or by discussions of strategy.

All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions and we do not assume any obligation to update any of these statements. We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements are set forth in this annual report on Form 10-K under Part I, Item 1a — Risk Factors and Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operation, under the heading "Factors Influencing Future Operating Results" and include, among others:

- the current global economic downturn or recession;
- difficulty expanding our manufacturing and distribution facilities;
- significant competition in our industry;
- unfavorable publicity or consumer perception of our products on the Internet;
- the incurrence of material product liability and product recall costs;
- costs of compliance and our failure to comply with government regulations;
- our inability to defend intellectual property claims;
- our failure to keep pace with the demands of our customers for new products;
- disruptions in our manufacturing system, including our information technology systems, or losses of manufacturing certifications; and
- the lack of long-term experience with human consumption of some of our products with innovative ingredients.

PART I

Item 1. Business.

Vitacost.com, Inc.

We are a leading online retailer and direct marketer, based on annual sales volume, of health and wellness products, including dietary supplements such as vitamins, minerals, herbs or other botanicals, amino acids and metabolites (which we refer to as "vitamins and dietary supplements"), as well as cosmetics, organic body and personal care products, sports nutrition and health foods. We sell these products directly to consumers through our website, *www.vitacost.com*, as well as through our catalogs. We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

We offer our customers a selection of over 30,000 SKUs from over 1,600 third-party brands, such as New Chapter, Atkins, Nature's Way, Twinlab, Burt's Bees and Kashi, and our own proprietary brands, Nutraceutical Sciences Institute (NSI), Cosmeceutical Sciences Institute (CSI), Best of All, Smart Basics and Walker Diet. We support our operations through our call centers, our manufacturing and testing facility and our two distribution centers, delivering what we believe are industry-leading order fulfillment and customer satisfaction results. Our website and catalogs allow customers to easily browse and purchase products at prices, on average, 30% to 60% lower than manufacturers' suggested retail prices. Our website and catalogs also serve as an educational resource for consumers seeking information on healthy living, including medical developments and practices, health issues and the attributes of health and wellness supplements.

We believe that our direct-to-consumer business model combined with our in-house manufacturing capabilities provide us competitive advantages over traditional, store-based and other direct-to-consumer retailers. For example, we do not incur most of the operating and investment costs of traditional, store-based retailers and we are able to serve a global market through centralized operations allowing us to capitalize on our investments in content, marketing and technology, while providing a unified and consistent message to our customers. Furthermore, with our direct-to-consumer business model, we are able to support our sales through reduced personnel, while offering a greater breadth of inventory to our customers at lower retail prices than traditional retail competitors. Additionally, our manufacturing capabilities allow us to generate higher gross margins on our proprietary products due to our ability to obtain quantity discounts from our suppliers of raw materials and the fact that our proprietary products are sold directly to consumers bypassing the traditional supply chain and associated product mark-ups at each stage.

As of December 31, 2009, we had approximately 1.1 million active customers, representing an increase in active customers of 35% since December 31, 2008. We define an "active customer" as a customer who has made a purchase from us within the past 12 months. On average, our customers make purchases from us two to three times a year, and over the last eight quarters, our average order value has ranged between $72 and $76. Approximately half of the visitors to our website arrive through non-paid sources, and our average conversion-to-purchase rate for unique visitors to our site in 2009 averaged 15%. For our fiscal year ended December 31, 2009, we recorded net sales of $191.8 million and net income of $5.9 million, as compared to net sales of $143.6 million and net income of $17,407 for our fiscal year ended December 31, 2008. Our net sales for our fiscal year ended December 31, 2009 represent a compounded annual growth rate of 45.3% over the past five years.

We began operations in 1994 as a catalog retailer of third-party vitamins and supplements under the name Nature's Wealth Company. In 1999, we launched Vitacost.com and introduced our proprietary vitamins and supplements under our NSI brand. We began operations under the name Vitacost.com, Inc. in 2000. In 2006, we were inducted into Inc. magazine's "Inc. 500 Lifetime Hall of Fame," as one of the U.S.'s 500 fastest growing privately-held businesses for five consecutive years (2001 – 2005). In April 2008, we completed construction of our manufacturing facility located in Lexington, North Carolina and began manufacturing most of our proprietary products. Since our inception, we have shipped over ten million orders to our customers.

Industry Overview

The expansion of the Internet has benefited retailers by improving methods of communication, delivery of content and ease of commerce. At the same time, consumers are leveraging online resources to make informed healthcare, dietary and nutritional choices and related purchasing.

Online Commerce. The Internet's rapid expansion continues to increase its influence over communication, content and commerce. According to Forrester, U.S. online retail sales were approximately $141 billion in 2008 and were expected to increase by 11% to $156 billion in 2009. Forrester further projects such online retail sales to grow to $229 billion by 2013. We believe several factors will contribute to this increase including convenience, expanded range of available products and services, improved security and electronic payment technology, increased access to broadband Internet connections and widespread consumer confidence and acceptance of the Internet as a means of commerce. Forrester further expects that a portion of the expected growth in online sales will come at the expense of traditional store-based retail stores as consumers turn to the Internet for purchases because it offers them the ability to easily conduct product searches and price comparisons to maximize savings.

The Internet provides a number of distinct advantages to online retailers over traditional store-based retailers. These advantages include:

- lower costs of managing and maintaining a website as compared to physical storefronts;
- the ability to efficiently reach and serve a large and geographically dispersed group of customers from a central point of contact;
- the ability to swiftly adapt to changing consumer preferences by making real-time adjustments to content, product offerings and pricing; and
- the ability to more easily compile demographic and behavioral data about customers, thereby maximizing opportunities for direct marketing and personalized services.

Furthermore, online retailers may enjoy greater resilience than traditional retailers during an economic downturn as more consumers tend to gravitate online to search for better value and selection.

Vitamin & Dietary Supplement Market. According to a survey conducted by Ipsos-Public Affairs for the Council for Responsible Nutrition (CRN), 64% of U.S. adults used dietary supplements in 2008. According to the Nutrition Business Journal's (NBJ) 2009 U.S. Nutrition Industry Overview, U.S. sales of dietary supplements (including vitamins, herbs, meal supplements and sports nutrition and specialty supplements) grew 6.3% to $25.2 billion from 2007 to 2008, and sales are projected to grow at an annual rate of approximately 5% per year for the next five years. The supplement category was the only one tracked by NBJ which showed higher growth in 2008 than in 2007, reflecting customers' purchases of these natural products to protect their health and ward off more expensive medical visits and prescription drugs. The vitamin and dietary supplement industry is highly fragmented with products sold through multiple channels including retailers such as mass merchants, grocery stores, drug stores and specialty retailers, as well as through direct mail, catalogs, multi-level marketers and the Internet. Sales of dietary supplements through the Internet grew 24.8% in 2007 and, according to the NBJ 2008 Supplement Business Report, NBJ predicts that this growth will continue over the next several years at double-digit levels driven primarily by the increased availability of healthcare and nutrition information online. According to a survey published by Opinion Research Corporation, in 2008, 59% of adults used online resources to obtain health and wellness information.

We expect several trends will drive the continued increase in demand for dietary supplements and health and wellness products. These trends include:

- *Increased Focus on Healthy Living*: According to a 2008 study conducted by the Natural Marketing Institute (NMI), 59% of U.S. consumers take an interest in health or wellness. Moreover, according to the CRN Health Care Professionals impact study, 79% of U.S. physicians and 82% of U.S. nurses recommend dietary supplements to their patients. We believe more consumers will research nutritional studies indicating dietary supplements are beneficial for their health and wellness.

- *Shift From Care to Prevention and Increased Acceptance of Dietary Supplements*: According to the Centers for Medicare and Medicaid, total U.S. healthcare expenditures rose 6.1% to $2.2 trillion in 2007 compared to 2006, representing 16.2% of U.S. Gross Domestic Product. As healthcare costs continue to rise, both the U.S. government and healthcare payers are increasingly shifting their focus to preventative care. With increased focus on preventive care, we believe consumers will increase their acceptance and use of vitamins, supplements and other health and wellness products as they explore new ways to improve their health and reduce their healthcare costs.
- *Aging U.S. Population*: According to the U.S. Census Bureau, the median age of the U.S. population has increased from 30.0 in 1980 to 36.6 in 2007 and is projected to increase to 39.0 in 2050. The number of Americans 65 years of age or older is expected to increase 83%, from 35 million in 2000 to 64 million in 2025. We believe that the aging of the U.S. population will also drive the overall growth of the industry as older consumers have higher levels of disposable income to purchase dietary supplements and are more likely to use dietary supplements as they age.

Our Value Proposition to Our Customers

We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

Broad Third-Party and Proprietary Product Selection. We offer over 30,000 SKUs representing over 1,600 brands, including nationally-recognized third-party brands and our proprietary brands. Our product selection is designed to appeal to a variety of demographic groups, including those seeking health maintenance and general well-being, baby boomers, the elderly and those with specific health concerns or goals. Our proprietary products are developed by our Chief Science Officer with input from our scientific advisory board, which is comprised of physicians from multiple medical disciplines including neurology, gastroenterology and internal medicine. As medical and scientific knowledge advances and consumer preferences evolve, our advisory board works with our management team to develop new proprietary and source relevant third-party products and reformulate existing products to anticipate and fulfill expected consumer demand.

Consistently Superior Value. We offer vitamins, dietary supplements and health and wellness products at savings to our customers with discounts ranging typically from 30% to 60% off manufacturers' suggested retail prices. We provide even greater savings to our customers through proprietary products that we manufacture. We impose no minimum order or membership requirements, and we charge a flat shipping fee of $4.99 on all orders shipped in the U.S. regardless of order size.

User-Friendly Shopping Experience. Our website is designed to attract natural search traffic and to provide a convenient, educational, secure and efficient shopping experience. Products are cross-indexed to allow consumers to easily locate and compare products when searching by brand, ingredient or health concern. Our website and catalogs include educational content such as articles and news relating to medical and scientific data, health topics and the attributes of health and wellness supplements, which help our customers make informed purchases. Our website uses secure encryption technology designed to protect our customers' personal and credit card information and to prevent its unauthorized use. Our customer service representatives are available 24 hours per day, 7 days per week to take orders and answer product and technical questions through our toll-free telephone number. Customers are also able to reach our customer service representatives via email or the live chat feature on our website. We seek to respond within 24 hours to all email requests received between Monday and Friday. We also facilitate repeat customer orders through our AutoShip! feature, which provides additional discounts on our proprietary products to customers who elect to receive automated, recurring shipments. In 2009, approximately 80% of our orders were placed by repeat customers.

Accurate, Timely and Efficient Order Fulfillment. We operate two highly automated distribution centers, which use wireless, paperless systems to achieve efficient, quality order fulfillment and distribution. Orders are received and picked on high-speed automated lines using pick-to-light and carousel technologies. We currently pack and ship 400 to 500 orders per distribution center per hour and are capable of shipping over 20,000 orders per day. We maintain an average order accuracy rate of 99% and we ship approximately 93% of complete orders received before 2:00 p.m. Eastern time on Monday through Friday (excluding holidays) within the same day. Our fill rate, for all complete, in-stock orders, which is the rate at which orders are shipped in full in a single shipment rather than multiple shipments over a period of days, exceeded 98% in 2009.

Growth Strategy

We have designed a growth strategy that we believe will increase net sales while maintaining or increasing our gross margins. For the year ended December 31, 2009, we recorded net sales of $191.8 million and an overall gross margin of approximately 31.9%. For the same period, our gross margin was approximately 58.3% on sales of our proprietary products and approximately 27.1% on sales of our third-party products. During 2009, our overall gross margin increased approximately 540 basis points. Key elements of our growth strategy include:

Expand Our Product Offerings. We believe offering a broad range of products drives traffic to our website and increases orders and revenue. We continue to expand our offering of both third-party and proprietary products. We currently offer over 30,000 SKUs, up from approximately 4,120 SKUs as of December 31, 2004. Additionally, we currently offer approximately 956 proprietary SKUs up from 137 proprietary SKUs as of December 31, 2004. We have made this expansion quickly and efficiently, in part because we are able to offer products that are not in our physical inventory, but that our third-party suppliers maintain in stock and can ship to us in a timely manner. We refer to this as our virtual inventory. This virtual inventory allows us to increase SKU selection without requiring a corresponding increase in our warehouse facilities.

Expand Our Customer Base. We continue to expand our customer base by attracting new visitors to our website and converting these visitors into customers. We plan to identify and cost-effectively acquire new customers by expanding our online advertising efforts. We aim to increase the rate of conversion of visitors to our website into purchasing customers by providing detailed product descriptions and product efficacy information, focusing on website design and providing excellent customer service. Our average conversion-to-purchase rate for unique visitors to our site in 2009 was approximately 15%.

Maximize Customer Loyalty and Retention. Our revenue growth depends, in part, on repeat orders from existing customers. In 2009, approximately 70.6% of our orders were placed by repeat customers. We have a highly loyal customer base because we believe our customers view us as a valuable source of health and wellness products and healthy living selections. Our customers, on average, order from us two to three times per year. Our 2009 customer surveys reveal that over 95% of respondents are likely to reorder, citing as key factors our product selection and quality, competitive prices and speed and accuracy of shipment. In order to facilitate repeat customers, we encourage our regular customers to sign up for our AutoShip! program, which provides automatic shipping and billing of recurring orders at a 5% discount for our proprietary products. Additionally, we focus on expanding our base of repeat customers by improving our customers' shopping experience through our customer service initiatives. We continue to refine the customer service we provide at every step of the purchase process from the content we deliver on our website to our customer support and fulfillment operations.

Expand and Optimize Our Distribution Platform. Our strong distribution platform allows us to cost-effectively serve our customers while driving additional revenue and margins. During 2009, we shipped on average 49,000 orders per week, compared to 38,000 orders per week for 2008. We believe our distribution facilities have the capacity to ship approximately 100,000 orders per week using three eight-hour shifts, five days per week. While we expect our current facilities will allow us to meet our product distribution requirements through 2010, we have begun an expansion project to meet our needs for additional space and additional distribution capabilities. We have used proceeds of our initial public offering for the lease and build-out of a new distribution facility in Las Vegas, Nevada that we anticipate will be operational in the second quarter of 2010. We expect to begin a similar project in our North Carolina facility in the Spring, 2010. The project in North Carolina will increase space and capabilities in both the manufacturing and distribution areas of that facility. The facilities provide redundancy in the event of work interruptions due to power outages, natural disasters or other events.

Continue to Develop Our Manufacturing Capability. In April 2008, we began manufacturing our proprietary products in our state-of-the-art manufacturing facility in North Carolina. We currently manufacture over 620 SKUs, or 64% of our proprietary products in this facility and plan to aggressively grow that number as we earn greater margins on products we manufacture. Additionally, manufacturing our own products allows us to better control product quality, react to trends in the industry and bring new products to market significantly faster than our current development cycle with third-party manufacturers. Currently, we only have the capability to manufacture products in the form of capsules and tablets. We plan to use the proceeds of our initial offering to further enhance our manufacturing capabilities by purchasing equipment that allows us to manufacture powders, liquids and softgel products, as well as to expand our packaging options to include individual dose blister packaging.

Expand Internationally. We currently ship products to Canada, Hong Kong, Japan, Taiwan and the United Kingdom, despite limited marketing efforts outside the United States. International sales accounted for approximately 2% of our sales in 2009. We believe that opportunities exist to market our products more aggressively in English-speaking countries outside the United States. We also intend to translate our website into multiple languages which will allow us to better market our products in non-English speaking countries in Asia, Europe and Latin America.

Products

We provide online and catalog shoppers with one of the broadest selections of high-quality health and wellness products, including dietary supplements such as vitamins, minerals, herbs or other botanicals, amino acids and metabolites, as well as cosmetics, organic body and personal care products, sports nutrition and health foods. We offer products in a wide range of potency levels and dosage forms such as tablets, capsules, vegi-capsules, softgels, gelcaps, liquids and powders. Our focus on providing a broad selection enables our customers to purchase products from preferred, trusted brands through a single, comprehensive source.

We offer both popular third-party brands, such as New Chapter, Atkins, Nature's Way, Twinlab, Burt's Bees and Kashi, as well as our proprietary brands. We offer products that encompass four main categories: Vitamins, Minerals, Herbs and Supplements; Bodybuilding and Sport Products; Natural Care Products; and Natural and Organic Food Products.

Vitamins, Minerals, Herbs and Supplements (VMHS). VMHS products are generally taken to maintain or improve health and address specific health conditions. The FDA classifies these products under the term "dietary supplements." In this category, we offer our NSI products as well as third-party brands such as Nature's Way, Twinlab, Jarrow, Carson and Rainbow Light.

- Vitamin and mineral products include multi-vitamins, lettered vitamins, such as Vitamin A, C, D, E, and B-complex, along with minerals such as calcium, magnesium, chromium and zinc. These products help prevent deficiencies that can occur when diet alone does not provide all of the necessary vitamins and minerals.
- Herbal products include whole herbs, standardized extracts, herb combination formulas and teas. Herbs offer a natural solution to address specific health concerns. Certain herbs can be taken to help support specific body systems, such as ginkgo to support brain activity and milk thistle to help maintain proper liver function, as well as other less common herbs such as holy basil for stress relief, turmeric for inflammation support and black cohosh for menopause support.
- Supplements include essential fatty acids, probiotics, anti-oxidants, phytonutrients and condition-specific formulas. Certain supplements, such as greens, fiber and soy proteins, are taken for added support during various life stages and are intended to supplement vital nutrients absent in an individual's diet. For example, conjugated linoleic acid (CLA) is a naturally-occurring fatty acid that, when used as part of a regular diet and exercise program, supports healthy weight management. Flax seed oils and folic acid are specifically useful during pregnancy. Super anti-oxidants, such as Resveratrol, are taken to fight free radicals. High ORAC (oxygen radical absorptive capacity) fruit concentrates like pomegranate and blueberry are taken to supplement levels of natural nutrients not available in modern diets.

Bodybuilding and Sport Products. Sports nutrition products are used in conjunction with cardiovascular conditioning, weight training and sports activities. Major categories in sports nutrition include protein and weight gain powders, meal replacements, nutrition bars, sport drinks and pre and post-workout supplements to either increase energy or enhance recovery after exercise. We offer bodybuilding and sports products from third parties such as Optimum Nutrition, CytoSport and BSN as well as our NSI-branded sports nutrition products.

Natural Care Products. Natural care products consist of a variety of natural products for skin, body, hair and oral health. We offer hundreds of natural personal-care products from category leaders such as JASON, Burt's Bees and Kiss My Face, as well as our CSI-branded products. These products appeal to allergen-conscious and environmentally-conscious consumers seeking products that are made without harsh chemicals and additives.

Natural and Organic Food Products. Natural and organic food products consist of diet and weight management products, as well as organic and specialty products such as organic peanut butter, gluten-free foods and low mercury tuna and salmon. We offer third-party brands such as Atkins, Kashi, Eden Foods and Amy's Organic, as well as our Best of All natural food products and Walker Diet weight management products.

In 2009, our proprietary brands accounted for approximately 30% of our net sales. Our proprietary brands include:

- *Nutraceutical Sciences Institute.* Our NSI brand is our largest proprietary brand. Through NSI, we offer our proprietary line of Synergy multivitamins, which is available in over 30 formulations intended to address a variety of health concerns such as OcuPower for vision health, CardioLift for cardiovascular health and GlucoPower for healthy blood sugar. We also offer NSI-branded dietary supplements including minerals, herbs, amino acids, anti-oxidants and others. We currently offer over 855 SKUs under our NSI brand and manufacture most of these products in-house.
- *Cosmeceutical Sciences Institute.* Under our CSI brand, we market and sell health and beauty products such as facial cleanser, facial and body moisturizing creams and lotions, and other beauty and skincare products. We currently offer 29 SKUs under our CSI brand, all of which are manufactured by third-party manufacturers.
- *Best of All.* Under our Best of All brand, we market and sell organic food products such as banana chips, flaxseed oil, rice crackers, trail mix, almonds, cashews and more. We currently offer 38 SKUs under our Best of All brand and manufacture most of the products related to these SKUs in-house.
- *Smart Basics.* Under our Smart Basics brand, we market and sell organic fruit juices and extracts and related dietary supplements. We currently offer 23 SKUs under our Smart Basics brand and manufacture most of the products related to these SKUs in-house.
- *Walker Diet.* Under our Walker Diet brand, we market and sell low carb milkshake powders and supplements used to assist in weight loss and management. We currently offer 11 SKUs under our Walker Diet brand, all of which are manufactured by third-party manufacturers.

Merchandising & New Product Development

We believe we carry most major domestic brands of vitamins, dietary supplements and minerals, as well as many smaller specialty brands. We sell most of our suppliers' most popular product lines. We also offer our proprietary brands based on our own formulations. Our merchandising and product development teams carefully monitor new scientific and medical data and health concerns in an effort to offer new products. We currently stock over 15,000 SKUs at each distribution center and offer over 15,000 SKUs in our virtual inventory. Currently, no single SKU represents more than 2% of our net sales. We believe that our inventory approach maximizes productivity resulting in inventory turns of five times per year, on average.

Our proprietary products are developed with the assistance of our scientific advisory board, which is comprised of eight physicians representing multiple medical disciplines, including neurology, rheumatology, immunology, orthopedics, gastroenterology and internal medicine. In developing new proprietary products, our advisory board, together with members of our management team:

- analyze current published medical and scientific research to identify health concerns or issues needing to be addressed by a potential new product;
- analyze market research and reporting to determine potential consumer demand for a new proprietary product;

- review our sales data and customer feedback of third-party SKUs to determine whether we should develop a comparable proprietary product; and
- perform a cost-benefit analysis for the manufacture and sale of any new proprietary products.

Assuming our advisory board and management team determine to bring to market a new proprietary product, we then leverage the expertise we have acquired through developing over 1,000 proprietary SKUs over past five years, to efficiently formulate, test, package and distribute the new product in blends and at dosage levels we believe are appropriate to attain the best possible efficacy. After we introduce a new product, we seek to continually refine its formula based on a review of current medical and scientific research and customer feedback. Our development cycles have historically averaged one to four weeks, assuming the availability of necessary raw materials. In 2009, we added 14,958 third-party products and 203 proprietary products to our selection. We currently have 11 issued patents, three patents pending, 68 issued trademark registrations and 16 pending trademark applications with the U.S. Patent and Trademark Office protecting our proprietary products and processes.

Marketing

Our marketing strategy is designed to increase awareness of our proprietary brands and drive highly targeted traffic to our website. From December 31, 2005 through December 31, 2009, our customer base grew from approximately 270,000 to approximately 1.1 million. As of December 31, 2009, we had approximately 1.1 million active customers of which approximately 55% were recurring customers during 2009. We use a multi-channel approach which includes search engine marketing, email campaigns, catalogs and direct mail and affiliate programs to acquire and retain our customer base. Our efficient management of these campaigns resulted in a per-customer acquisition cost of $10.74 in 2009. Our average conversion-to-purchase rate for unique visitors to our site in 2009 was approximately 15%.

Search Engine Marketing. Our search marketing initiatives include managing over 25,000 relevant keywords and phrases on search engines, shopping engines and other online media. We monitor the performance of our online advertising daily and adjust our initiatives to cost-effectively acquire new customers. The strength of our online content provides us a strong natural search ranking which drives traffic to our site cost-effectively. During 2009, approximately 30% of our site visitors arrived through direct navigation.

Email Campaigns. Our weekly email marketing campaigns distribute health, wellness, product information and promotional discounts to customers. These campaigns are designed to promote repeat purchases, customer referrals and customer retention. Our email marketing campaigns generated approximately 11.5% of online orders in 2009.

Catalogs, Direct Mail and Promotional Inserts. Opt-in catalog and direct mail marketing campaigns are key areas of focus in our multi-channel strategy. Our catalogs complement our online marketing initiatives and provide a valuable product reference for online shoppers. We currently circulate a quarterly catalog to all active customers. We also distribute catalogs based on customers' prior spending patterns which highlight targeted segments of our supplement and nutraceutical offerings. We believe catalog, direct mail and promotional insert mailings are effective channels to reach customers who do not regularly shop on the Internet. We also include promotional inserts with all product shipments to generate awareness of new products, categories and special offers for repeat purchases.

Affiliate Programs. We attract customers and generate revenue from online affiliates. Participants in our program are selected based on relevancy, content and reach. Affiliates receive commissions by referring visitors to our website who then complete a purchase. Affiliate websites typically generate referrals through keywords, text links or banners posted on their website. Loyalty websites are some of our biggest affiliates and include well-known and highly trafficked sites such as Upromise, My Points and Ebates.

Manufacturing

Proprietary Manufacturing. We have designed and implemented full-featured solid dose (capsule and tablet) manufacturing and packaging operations at our North Carolina facility, which provide efficient high speed production and aggregate capacities in excess of our present demand requirements. Under our present configuration, we produce approximately 73% of our proprietary products in-house at a lower cost and with improved quality control as compared to products manufactured by our third-party vendors. In order to ensure flexible and reliable production, our capsule manufacturing process includes three distinct encapsulation technologies as well as state-of-the-art tableting and coating operations.

Our in-house manufacturing capabilities have enabled us to achieve greater efficiencies and cost savings, as well as strict control over the entire manufacturing cycle including raw material procurement, finished goods production and logistics optimization. Additionally, we have implemented lean manufacturing practices, statistical process control and just-in-time procedures throughout our facility. In 2009, we produced over 424.4 million tablets and capsules and packaged over 2.9 million bottles. Our current capacity allows us to produce over one billion tablets and capsules annually. In addition to providing us with greater volume and flexibility, our in-house manufacturing provides us with the opportunity to improve product quality and market response time, reduces the risk of out-of-stock situations, limits finished goods obsolescence and improves overall operating margins.

Our manufacturing facility currently runs 16 hours a day in two eight-hour shifts, operating six days per week, and has the capacity to operate 24 hours a day in three eight-hour shifts operating seven days per week. Our manufacturing lines include nine hard-shell encapsulation machines with a combined output of up to 1.3 million capsules per shift. Tableting operations include two automatic tablet compression machines with a computerized high volume coating system. We ensure precise adherence to our formulations through computer-controlled bin blending systems, and remove under-filled capsules during production through an integrated capsule reject system. Additionally, all manufactured products are subject to inspection through one of two high speed inspection lines.

We package finished products on a packaging line which starts with an automatic bottle unscrambler and ionized air rinse prior to filling. We use a counting system with a capacity of up to 120 bottles per minute and virtually 100% product counting accuracy, which individually measures tablet dimensions as tablets are counted and disbursed into the bottle, while rejecting out of tolerance products. Filled bottles receive a sanitary high temperature induction sealing closure and pass through a retorquing machine that individually applies, verifies and records the closure torque. Bottles that pass through our quality control test are labeled and coded by a digital thermal transfer system and then receive a secondary shrink wrap sealing for added tamper protection.

We intend to expand our manufacturing capabilities to manufacture dosage forms such as powders, liquids and softgel products and our packaging capabilities to include packaging options such as individual dose blister packaging. To make this expansion, we will need to expand our existing facility and purchase certain manufacturing and packaging equipment.

Contract Manufacturing. All of our proprietary products that are not in the solid dose category, including softgels, liquids and powders, are manufactured by pre-selected contract manufacturers specializing in the respective dosage form. As of December 31, 2009, four third party manufactures, Vitality Works, Inc. (Albuquerque, NM), Valentine Enterprises, Inc. (Lawrenceville, GA), Woodstock Farms Mfg. (Providence, RI) and Cosmetic Solutions, Inc. (Pompano Beach, FL) provided approximately 18% of our finished soft gel, liquid and powder products. No single third party manufacturer, however, manufactured more than 6% of such products. Each of our contract manufacturers is required to maintain high standards of quality control consistent with federal regulatory guidelines and to manufacture our products according to our strict specifications. Once produced, in addition to in-house testing performed by the contract manufacturer, we require all third-party finished goods to be held in quarantine at the contract manufacturer's facility. The contract manufacturer then performs lot-sampling and ships the respective samples to us, where we also perform a full set of tests, including microbial and heavy metal analyses. Once we have determined that the product meets our specifications, the manufacturer is permitted to ship the finished product to us. We have implemented vendor qualification programs for all of our suppliers and manufacturers, including full analytical testing of the products we purchase. As part of our vendor program, we periodically inspect our vendors' facilities to monitor quality control and assurance procedures.

Raw Materials. All raw materials and ingredients for our NSI manufactured products are selected for purchase from a group of third-party suppliers specializing in raw material manufacturing and processing and specialty distribution. Major countries of origin for over 500 raw materials used to manufacture our NSI products include the United States, Japan, China, India, Italy, Spain, France and Germany. We use strategic supplier agreements to gain control over key ingredient resources in areas where we believe marketing advantages exist. However, we avoid such agreements in the commodity ingredient sector to realize optimal profit margins based on timing of purchasing decisions with market price fluctuation. Additionally, we maintain multiple supply and purchasing relations throughout the raw materials marketplace to provide an uninterrupted supply for our manufacturing requirements. We employ similar strategies throughout the supply chain operations, leveraging our production volume in all raw materials procurement operations.

Quality Control. Our quality assurance unit establishes process controls and documents and tests every stage of the manufacturing process to ensure we meet product specifications and that finished dietary supplements contain the correct ingredients, purity, strength, and composition in compliance with FDA regulations. We test incoming raw materials and finished goods to ensure that they meet or exceed FDA and U.S. Pharmacopeia standards including quantitative and qualitative assay and microbial and heavy metal contamination. Additionally, we perform ingredient analysis and assay using procedures which include High Performance Liquid Chromatography, Ultraviolet/Visible Spectroscopy, Near Infra-Red Spectroscopy, and Inductively Coupled Plasma Mass Spectrometry.

Our plant quality and production standards are designed to meet or exceed the latest FDA regulations. To ensure the highest quality, our manufacturing operations are audited by NSF International for independent cGMP (current Good Manufacturing Practice) certification. NSF International is an independent, not-for-profit organization which offers programs and services to augment and support the work of regulatory officials around the country, including standards development, product testing and certification, as well as onsite audits and inspections. Our NSF certification indicates that NSF has reviewed our operations and determined that our operations comply with FDA and NSF cGMP standards and protocols. As part of its certification and compliance program, NSF conducts random compliance audits of our operations not less than two times per year.

Our fully staffed in-house laboratory decreases manufacturing cycle times by performing rapid testing that we believe is not achievable through third-party labs. Most of our contaminant analysis testing procedures have average in-house turnaround times of eight hours as compared to standard turnaround times of two weeks or more at outside laboratories.

Customer Service

We strive to offer outstanding customer service with each customer's complete satisfaction as our goal. To achieve this goal, we maintain a 24-hour call center, provide accurate and timely shipping and offer our 5-Star Guarantee. We believe our customer service initiatives allow us to establish and maintain long-term customer relationships and facilitate repeat visits and purchases. In 2009, we experienced customer returns of less than 1%.

24-Hour Call Center Operations. Our call center operations serve as the primary customer service contact between customers and Vitacost. We operate a call center in Lexington, North Carolina and use a third-party call center in Manchester, New Hampshire primarily for after-hours support. Telephone operators are available to answer customer questions and to accept customer orders. Both call center locations use identical programs to provide a seamless customer experience through our toll-free telephone number, email or live chat feature. These call centers are staffed with specialists who receive regular training so that they can effectively and efficiently field questions from current and prospective consumers. Our specialists are also trained not to answer questions that should be directed to a customer's physician, such as questions relating to drug interactions. In order to provide consistency, speed and accuracy, our specialists use an internal, standardized question and answer database in responding to customer inquiries. Our specialists also have access to real time inventory data to know if a product is in stock to properly manage customer expectations.

During 2009, we estimate that we generated $19.5 million (based on an average order value multiplied by orders placed in our call center), or 10.2% of total revenue from purchases made through our call center operations, up from $18 million in 2008. Historically, our call center volume has increased correspondingly with our overall revenue growth. In 2009 our call center volume reached 770,117 calls, up from 644,504 calls in the prior year. We will continue to expand our call center operations as our revenue grows.

Quick and Accurate Order Fulfillment. In our two highly automated distribution centers, we use wireless, paperless systems to achieve efficient and accurate order fulfillment and distribution. Orders are received and picked on high- speed automated lines using pick-to-light and carousel technologies. We also route orders automatically to the closest distribution center based on the customer's shipping zip code. As a result:

- we maintain an average order accuracy rate of 99%;
- we are able to ship approximately 93% of orders received by 2:00 p.m. EST within the same day;
- our fill rate for all complete, in-stock orders, which is the rate at which orders are shipped in full in a single shipment rather than multiple shipments over a period of days, exceeded 98% in 2009; and
- we generally deliver orders from our physical inventory within 1 to 4 business days and orders from our virtual inventory within 7 to 10 days.

Our 5-Star Guarantee. Our 5-Star Guarantee makes it easy, convenient and safe for customers to purchase our products. Under the Guarantee we:

- offer our products at everyday low prices, providing savings up to 80% off manufacturers' suggested retail prices, with no minimum purchase or membership requirements;
- ensure the potency and quality of our vitamin products by performing random independent laboratory analysis;
- offer one of the largest selections of vitamin supplements (if we do not have a vitamin supplement product a customer is looking for, we will search for that item, or a comparable product, and will try to make it available);
- use state-of-the-art Secure Socket Layer 128-bit encryption on our website to provide customers with a safe, secure online shopping experience; and
- provide our customers a 30-day unconditional money back guarantee.

We value frequent communication with and feedback from our customers in order to continue to improve our offerings and services. Based on surveys we conducted in 2008, customers have indicated approximately 95% satisfaction with our products and service while the probability of reorder is greater than approximately 95%.

Technology and Operations

Our website is supported by a technology infrastructure that is designed to provide a superior customer experience, including speed, ease of use and security. Our technology infrastructure allows us to monitor our website and services in real time, scale to size as required and balance traffic geographically across multiple sites. We also track and manage our manufacturing processes, inventory, order fulfillment, customer service and marketing through state-of-the-art technologies that allow us to condense and distribute customer and sales data as part of our business intelligence model. From this data, our marketing and product development teams are able to analyze and project market trends and consumer demands.

Our technology infrastructure uses highly scalable, fully fault tolerant enterprise-class technology. Coupled with the use of virtual and cloud-based capabilities that provide redundant coverage and virtually eliminate the risk of downtime, our infrastructure provides a set of strategic, high-availability systems that we believe rival those of larger companies. We maintain strategic partnerships with vendors to ensure that we can rapidly deploy new products and information technology solutions that we believe are key to our success.

We maintain three secure internal data centers that support product development, quality control and office and distribution center infrastructure. Our data centers are also colocated through a third-party provider with locations in Atlanta and Seattle for redundancy, which has provided us with 100% service availability since 2007.

We follow rigorous industry standards to protect our internal operations and the personal information we collect from our customers. We do not sell or disclose the personal information of our customers. Since September 2008, we have been implementing a technology framework that can support high levels of security while meeting the compliance requirements of Payment Card Industry (PCI) security standards. In July 2009, our systems became PCI compliant. We are considered a "sender" under the CAN-SPAM Act and comply with the applicable aspects thereof.

We have installed technologically advanced finished goods inventory control systems to track our finished goods from receipt through shipment. All items are barcoded to facilitate electronic tracking allowing us to tie each SKU number back to our inventory control, shipping and sales departments. Our inventory control system analyzes and automatically reorders a majority of the products we sell, minimizing out-of-stock situations. We consistently evaluate low volume items in order to minimize losses due to product expiration or obsolescence as well as to efficiently manage our capital and warehouse space. During this review process we determine those SKUs that can be maintained in virtual inventory. Our virtual inventory system allows us to maintain significant inventory flexibility which maximizes the efficiency of our distribution centers.

Competition

The dietary supplement and health and wellness product market is large, growing, competitive and highly fragmented. We compete with a variety of companies operating in one or more distribution channels, including online commerce, retail stores, catalog operations or direct selling. Our current or potential competitors include the following:

- Health/natural specialty retailers, such as GNC, Vitamin World, Puritan's Pride (a division of NBTY) and Vitamin Shoppe.
- Drugstores, such as Walgreen's, CVS and RiteAid.
- Online merchants, such as Amazon.com and Drugstore.com.
- Supermarkets and grocery stores, including traditional supermarkets, such as Safeway and Kroger, and natural-food markets, such as Whole Foods.
- Mass merchant retailers, such as Wal-Mart, Kmart and Target.
- Multi-level marketers, such as USANA Health Sciences and Herbalife.

We believe we compete favorably based on the principal competitive factors in our market, which include product selection and quality, price, brand recognition, customer service and support, convenience, speed of fulfillment and website features and functionality.

Trademark and Other Intellectual Property

We have applied for or registered more than 79 trademarks with the U.S. Patent and Trademark Office (USPTO), including our Vitacost, Nutraceutical Sciences Institute, Cosmeceutical Sciences Institute, Best of All, Walker Diet, Smart Basics, OcuPower, CardioLift, NeuroPower, ArthriPower and Mega EFA trademarks, among others. We believe our trademarks to be valuable and are identified strongly with our Nutraceutical Sciences Institute brand. Issuance of a federally registered trademark creates a rebuttable presumption of ownership of the mark; however, it is subject to challenge by others claiming first use in the mark in some or all of the areas in which it is used. We have also applied for foreign protection of certain of our trademarks in the European market and Asian market in which we operate and have registered Vitacost, NSI and Nutraceutical Sciences Institute in certain countries in these regions.

Federally registered trademarks have a perpetual life, as long as they are maintained and renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the trademarks if they claim priority or confusion of usage. We believe our patents and trademarks are valuable and provide us certain benefits in marketing our products. We intend to actively protect our patents, trademarks, trade secrets and other intellectual property.

We have obtained U.S. patents on 11 of our product formulations and have applications pending for an additional three formulations. The purposes of the formulations contained in our 11 patents can be summarized as follows:

- healthy bone formulation;
- formulation for osteoarthritis, rheumatoid arthritis and improved joint function;
- eyesight enhanced maintenance composition, including designs for combating the effects of macular degeneration;
- imposition for prevention, stabilization and treatment of cancer;
- composition to assist in the struggle with memory loss, dementia and Alzheimer's disease;
- composition to address insulin sensitivity and healthy blood sugar levels;
- formulation to lower and maintain healthy cholesterol levels;
- composition for permanent weight management (two separate patents);
- composition for prevention, stabilization and reversal of age-related macular degeneration; and
- composition for achievement of optimal cardiovascular health.

In designing our product formulations, we have attempted to blend an optimal combination of nutrients which appear to have beneficial impact based upon scientific literature. However, because formal clinical studies have in most instances not been conducted by us to validate the intended health benefits of the nutrients, we are generally prohibited by the FDA from making disease treatment and prevention claims in the promotion of products using these formulations. While we seek broad coverage for our patents, there is always a risk that an alteration to the formulation may provide sufficient basis for a competitor to avoid infringement claims by us.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of consumer non-public information and regulations prohibiting unfair and deceptive acts and trade practices. In particular, under federal and state financial privacy laws and regulations, we must provide:

- notice to consumers of our policies on sharing non-public information with third parties;
- advance notice of any changes to our policies; and
- with limited exceptions, provide consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties.

Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online retailers. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of our business.

There is currently great uncertainty in many states whether or how existing laws governing issues such as property ownership, sales and other taxes, and libel and personal privacy apply to the Internet and commercial online retailers. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or a change in application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes on our business. These taxes could have an adverse effect on our results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any currently unknown past failures to comply with these requirements.

Our products are subject to extensive regulation in the U.S. and abroad. The FDA enforces the Federal Food, Drug and Cosmetic Act, or FDCA, and related regulations, which govern the identity, purity, quality, strength, and composition of dietary supplements and regulate the formulation, manufacture, packaging, labeling, holding, sale, and distribution of dietary supplements, foods, cosmetics, and over-the-counter, or OTC, drugs, and prohibit the sale of misbranded and adulterated dietary supplements and dietary supplements that by the intention of the manufacturer or distributor or label or labeling claims are unapproved new drugs. The Federal Trade Commission, or FTC, enforces the Federal Trade Commission Act, or FTCA, and related regulations, which govern the advertising and advertising acts and practices associated with the promotion and sale of these products. The U.S. Postal Inspection Service enforces federal laws governing fraudulent use of the mails. Regulation of certain aspects of the dietary supplement business at the federal level is also governed by the Consumer Product Safety Commission (e.g., concerning the presence of adulterated substances, such as toxic levels of lead or iron, that render products unsafe for consumption and require a CPSC ordered recall), the Department of Agriculture (e.g., for products that are intended for ingestion as dietary supplements for animals) and the Environmental Protection Agency (e.g., in the methods of disposal used for certain dietary ingredients, such as colloidal silver). The manufacture, packaging, labeling, holding, sale, and distribution of dietary supplements are also subject to extensive local, state, and foreign government regulation. For example, under the European Union Directive, only dietary supplements listed in Annex II to that directive or otherwise ruled saleable in Europe by the European Union may be sold in Europe subject to EU restrictions on dose amounts, forms, label claims and advertising. The Bureau of Customs and Border Patrol, a division of the Department of Homeland Security, also regulates shipments containing dietary ingredients, dietary supplements, cosmetics, drugs, biologics, and medical devices and engages in enforcement activity in concert with the FDA to block the import or export of articles deemed adulterated or otherwise unlawful for sale in the United States (imports) or in the non-U.S. country to which articles are addressed. CBP holds on articles or demands for recall can interfere with the timely delivery of products to market and can result in regulatory fines and penalties.

The FDCA has been amended several times affecting provisions that concern dietary ingredients and dietary supplements, including by the Dietary Supplement Health and Education Act of 1994 (DSHEA). DSHEA formally defined what may be sold as a dietary supplement, defined statements of nutritional support and the conditions under which they may lawfully be used, and included provisions that permit the FDA to regulate manufacturing practices and labeling claims peculiar to dietary supplements. "Dietary supplements" are defined as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances that are used to supplement the diet, as well as concentrates, constituents, extracts, metabolites, or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be used in dietary supplements without notifying the FDA. However, a "new" dietary ingredient (i.e., a dietary ingredient that was not marketed in the U.S. before October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been "present in the food supply as an article used for food" without having been "chemically altered." A new dietary ingredient notification must provide the FDA with evidence of a "history of use or other evidence of safety" which establishes that use of the dietary ingredient "will reasonably be expected to be safe." A new dietary ingredient notification must be submitted to the FDA at least 75 days before the new dietary ingredient can be marketed. There can be no assurance that the FDA will accept evidence purporting to establish the safety of any new dietary ingredients that we may want to market, and the FDA's refusal to accept such evidence could prevent the marketing of such dietary ingredients.

The FDA is in the process of developing guidance for the industry to clarify its interpretation of the new dietary ingredient notification requirements, and this guidance has the potential to raise new and significant regulatory barriers for new dietary ingredients. In addition, increased FDA enforcement could lead the FDA to challenge dietary ingredients already on the market as "illegal" under the FDCA because of the failure to file a new dietary ingredient notification or because the substance may be one found to be the subject of an investigational new drug application for which clinical trials have commenced and been publicized.

The FDA generally prohibits labeling a dietary supplement with any "health claim" (i.e., any statement associating a nutrient with prevention, but not treatment, of a disease or health-related condition), unless the claim is pre-approved by the FDA. The FDA prohibits entirely disease treatment claims when made for a dietary supplement. However, "statements of nutritional support," including so-called "structure/function claims," are permitted to be included in labeling for dietary supplements without FDA pre-approval. Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect the structure, function or well-being of the body, but such statements may not state that a dietary supplement will reduce the risk or incidence of a disease unless such claim has been reviewed and approved by the FDA. A company that uses a statement of nutritional support in labeling must possess evidence substantiating that the statement is truthful and not misleading. Such statements must be submitted to the FDA no later than thirty days after first marketing the product with the statement and must be accompanied by an FDA mandated label disclaimer that "This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease." There can be no assurance, however, that the FDA will not determine that a particular statement of nutritional support that we want to use is an unacceptable disease claim or an unauthorized nutrient-disease relationship claim otherwise permitted with FDA approval as a "health claim." Such a determination might prevent the use of such a claim.

In addition, DSHEA provides that certain "third-party literature," such as a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may "in connection with the sale of a dietary supplement to consumers" be exempt from labeling regulation. However, the FDA has adopted an "intent to use" doctrine whereby such literature even if exempt from labeling may nonetheless form the basis for an agency determination that the literature in context reveals a company intent to sell a dietary ingredient or dietary supplement as a drug, thereby rendering the supplement an unlawful, unapproved new drug. Because the "intent to use" doctrine is predicated on a subjective assessment of all facts and circumstances associated with the promotion and sale of a dietary supplement, we cannot know whether any particular piece of literature otherwise exempt from labeling will be deemed by the FDA unlawful for use in association with the sale of the dietary ingredient or dietary supplement.

As authorized by the FDCA, the FDA has recently adopted and is now implementing Good Manufacturing Practices, or GMPs, specifically for dietary supplements. These new GMPs impose extensive process controls on the manufacture, holding, labeling, packaging, and distribution of dietary supplements. They require that every dietary supplement be made in accordance with a master manufacturing record, that each step in manufacture, holding, labeling, packaging, and distribution be defined with written standard operating procedures, monitored, and documented, and that any deviation in manufacture, holding, labeling, packaging, or distribution be contemporaneously documented, assessed by a quality control expert, and corrected through documented corrective action steps (whether through an intervention that restores the product to the specifications in the master manufacturing record or to document destruction of the non-conforming product). The GMPs are designed to ensure documentation, including testing results that confirm the identity, purity, quality, strength, and composition of dietary supplements. In addition, GMPs require a company to make and keep written records of every product complaint that is related to GMPs. The written record of the product complaint must include the following: the name and description of the dietary supplement; the batch, lot, or control number of the dietary supplement, if available; the date the complaint was received and the name, address, or telephone number of the person making the complainant, if available; the nature of the complaint, including, if known, how the product was used; the reply to the complainant, if any; and findings of the investigation and follow-up action taken when an investigation is performed. The regulations directly affect all who manufacture the dietary supplements we sell and our own manufacture, holding, labeling, packaging, and distribution of dietary supplements. The FDA may deem any dietary supplement adulterated, whether presenting a risk of illness or injury or not, based on a failure to comply with any one or more process controls in the GMP regulations. If deemed adulterated, a dietary supplement may not be lawfully sold and may have to be recalled from the market. It is possible that the FDA will find one or more of the process controls implemented by us, by our contract manufacturers, or by those whose dietary supplements we sell to be inadequate and, thus, requiring corrective action, requiring any one or more of the dietary supplements we sell to be unlawful for sale, or resulting in a judicial order that may impair our ability to manufacture, market, and sell dietary supplements.

The FDA also requires adverse event notices on labels and serious adverse event reporting for all supplements and OTC drugs. An "adverse event" is defined by statute to include "any health-related event associated with the use of a dietary supplement that is adverse." Only serious adverse events must be reported to FDA. A "serious adverse event" is an adverse event that: results in death, a life-threatening experience, inpatient hospitalization, a persistent or significant disability or incapacity, or a congenital anomaly or birth defect; or requires, based on reasonable medical judgment, a medical or surgical intervention to prevent an outcome described above. When a manufacturer, packer, or distributor whose name appears on the product label of a dietary supplement receives any report of a serious adverse event associated with the use of the dietary supplement in the United States the company must submit a "serious adverse event report" on Med-Watch Form 3500A. The report must be filed within 15 business days of receipt of information regarding the adverse event. All adverse event reports, whether serious or not, must be recorded and kept in company records under the GMP rules. A company must maintain records of each report of any adverse event (both serious and non-serious) for a minimum of 6 years. These records should include any documents related to the report, including: the company's serious adverse event report to the FDA with attachments; any new medical information about the serious adverse event received; all reports to the FDA of new medical information related to the serious adverse event; and any communications between the company and any other person(s) who provided information related to the adverse event.

The regulation of dietary supplements may increase or become more restrictive in the future. There can be no assurance that, if more stringent statutes are enacted for dietary supplements, or if more stringent regulations are promulgated, we will be able to comply with such statutes or regulations without incurring substantial expense.

The FDA regulates the formulation, manufacturing, packaging, labeling and distribution of OTC drug products pursuant to a "monograph" system that specifies active drug ingredients that are generally recognized as safe and effective for particular uses. If an OTC drug is not in compliance with the applicable FDA monograph, the product generally cannot be sold without first obtaining FDA approval of a new drug application, which can be a long and expensive procedure. The homeopathic drugs that we sell are regulated as non-prescription, over-the-counter drugs. These products must generally meet the standards set forth in the Homeopathic Pharmacopeia of the United States and claims made for them must not deviate from those contained in specific homeopathic treatises recognized by the FDA as appropriate for use. If these requirements are not met, the FDA can consider the products unapproved new drugs and prohibit their sale.

The FDA has broad authority to enforce the provisions of the FDCA concerning dietary supplements and OTC drugs, including powers to issue a public "warning letter" to a company to quarantine and prohibit the sale of products deemed adulterated or misbranded, to publicize information about illegal products, to request a voluntary recall of illegal products from the market, to request that the Department of Justice initiate a seizure action, an injunction action or a criminal prosecution in U.S. courts, and to seek disgorgement from a federal court of all proceeds received from the sale of products deemed misbranded or adulterated.

Cosmetics are not subject to pre-market approval by FDA, but the products, their ingredients and their label and labeling content, are regulated by the FDA, and it is the burden of those who sell cosmetics to ensure that they are safe for uses as directed. The FDA prohibits certain ingredients from being contained in cosmetic products that are authorized only for drug use or are deemed adulterated. In addition, the labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging Labeling Act and other FDA regulations. The FDA limits cosmetic product claims to those of beautification and enhancement to the external appearance of the skin. Structure/function claims are generally prohibited for cosmetic products as are disease prevention and treatment claims. It is possible that cosmetic product ingredients now commonly in use that are derived from nanotechnology may be restricted or prohibited in future. It is also possible that claims now commonly in use concerning cosmetic reduction in the external appearance of aging, the effect of cosmetic ingredients on fine lines and wrinkles, or on other aspects of appearance may in future be deemed prohibited, implied disease treatment claims.

The FTC exercises jurisdiction over the advertising of dietary supplements, OTC drugs and cosmetics. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for making false or misleading advertising claims and for failing to adequately substantiate claims made in advertising. These enforcement actions have often resulted in consent decrees and the payment of civil penalties and/or restitution by the companies involved. The FTC also regulates other aspects of consumer purchases including, but not limited to, promotional offers of savings compared policies, telemarketing, continuity plans, and "free" offers.

Further, under the Food Allergen Labeling and Consumer Protection Act of 2004 (FALCPA) all packaged foods containing any of the eight identified major food allergens: milk, egg, fish, crustacean shellfish, tree nuts, wheat, peanuts, and soybeans, must declare such allergens, at least once, by their common or usual name. A packaged food "contains" an allergen for the purposes of the law when any intentionally added ingredient contains an allergen. Thus, even if an allergen is present only in a coloring or flavoring, FALCPA applies. Likewise, the law applies even if an allergen is present only in a small amount of an "incidental" (but intentionally added, non-cross-contact) additive, like a releasing agent. Disclosure in this case is required even though such an ingredient usually could be omitted altogether from the ingredients list. Failure to comply with the FALCPA may lead to civil sanctions, criminal penalties, or both under the FDCA. In addition, the FDA is authorized to seize non-conforming products controlled by a company and issue a recall of products already on the market.

We are also subject to regulation under various state, local and international laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and OTC drugs. For example, under Proposition 65 in the State of California, a list of substances are deemed ones that pose a risk of carcinogenicity or birth defects. If any such ingredient is contained in a dietary supplement, cosmetic, or drug, the product may be lawfully sold in California only if accompanied by a prominent warning label alerting consumers that the product contains an ingredient linked to cancer or birth defect risk. Private attorney general actions as well as California attorney general actions may be brought against non-compliant parties and can result in substantial costs and fines.

Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of our products. Compliance with such foreign governmental regulations is generally the responsibility of our distributors in those countries. These distributors are independent contractors whom we do not control.

In addition, from time to time in the future, we may become subject to additional laws or regulations administered by the FDA, the FTC, or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that we generally consider favorable, such as DSHEA, or to more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations, and we cannot predict what effect additional governmental regulation, if and when it occurs, would have on our business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel or other new requirements. Any such developments could have a material adverse effect on our business.

Europe. The European Union (EU) is responsible for the development of legislation governing foods, nutritional supplements, and medicines sold in Europe. Member States of the EU ("Member States") are authorized to develop local legislation governing these products, provided such legislation is not more restrictive than the legislation promulgated by the EU Commission. Member States are responsible for enforcement of the applicable legislation. In 2002, the EU established a process for Member States to bring this regulating legislation in line with a published directive of the EU, which addressed the labeling and marketing of vitamins and minerals, what nutrients are permitted or not permitted and other packaging requirements. In 2004, the EU established standards for the manufacture and marketing of herbal medicines with the Traditional Herbal Medicinal Products Directive. This requires, among other things, manufacturers of herbal medicinal products to comply with Pharmaceutical Group Standards, and only requires proof of safety, not efficacy. Registration of products is subject to a phase-in period which began in October 2005, and will terminate in

April 2011, at which point all herbal medicinal products must be registered with Member States. In 2006, the EU adopted its Commission Directive 2006/37/EC, amending its Directive 2002/46/EC. Under the amended directive, only nutrients listed in Annex II, or approved by subsequent order of the EU, may be lawfully sold in Member States. The EU also regulates labels, labeling, and advertising associated with the promotion and sale of dietary supplements in Europe. These regulations may make it unlawful for us to sell in Europe certain products lawfully labeled and sold in the United States, adversely affecting the finances of the business.

In the United Kingdom, the principal governing legislation is the Food Safety Act of 1990 (governing safety of food products) and the Medicines Act of 1968 (governing licensing and sale of medicine). Further guidance is provided by numerous Statutory Instruments addressing the formulation, purity, packaging, advertising and labeling of such products. Medicinal products are regulated and enforced by the Medicines and Healthcare Products Regulatory Agency (MHRA), an agency of the Department of Health. The MHRA determines if an herbal remedy is medicinal by virtue of its "presentation" or "function." Food products are regulated by the Food Standard Agency (FSA), which reports to the Department of Health and to the Department of Environment, Food and Rural Affairs. Vitamin and mineral supplements and soup products with herbal ingredients are generally considered food supplements and are subject to the purview of the FSA. Additional legislative standards have been adopted in the other EU countries, typically similar in scope to the UK. The regulatory scheme in Canada is similar but not identical to that of the U.S. concerning medicines and healthcare products or material health products and is regulated by Health Canada.

Employees

As of December 31, 2009, we had 290 full-time and 2 part time employees. We employed 76 full-time employees at our Florida corporate headquarters, 173 full-time and 1 part-time employees at our North Carolina facility and 41 full-time and 1 part-time employees at our Nevada facility. Additionally, from time to time, we hire temporary contract employees. None of our employees is covered by a collective bargaining agreement and we are unaware of any union organizing efforts. We consider our relationship with our employees to be good.

Available Information

Our Web site is *http://www.vitacost.com.* We have made available through our Web site, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the Securities and Exchange Commission. In addition, they are available directly on the SEC's website at *http://www.sec.gov.*

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this Annual Report on Form 10-K. If any of such risks actually occur, our business, operating results or financial condition could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

We may incur product liability claims, which could increase our costs and/or adversely affect our business, reputation, financial condition or results of operations.

As a retailer, formulator and manufacturer of products designed for human consumption, we are subject to product liability claims if the use of our products, whether manufactured by us or by our third-party manufacturer, is alleged to have resulted in illness or injury or if our products include inadequate instructions or warnings. Our products consist of vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and generally are not subject to pre-market regulatory approval or clearance in the U.S. by the FDA or other governmental authorities. Our products could contain spoiled or contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. In addition, some of our products are produced by third-party manufacturers. As a distributor of products manufactured by third parties, we may also be liable for various product liability claims for products that we do not manufacture. We could be subject to product liability claims, including among others, that our products include insufficient instructions for use or inadequate warnings concerning possible side effects or interactions with other substances. Any product liability claim against us could result in increased costs and, therefore, adversely affect our reputation with our customers, which in turn could adversely affect our business, financial condition or results of operations.

Unfavorable publicity or consumer acceptance of our products or of nutritional supplements generally could reduce our sales.

We are highly dependent upon consumer acceptance of the safety, efficacy and quality of our products, as well as similar products distributed by other companies. Consumer acceptance of products can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. In addition, recent studies have challenged the safety or benefit of certain nutritional supplements and dietary ingredients. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less than favorable or that questions earlier favorable research or publicity could have a material adverse effect on our ability to generate revenue. Adverse publicity in the form of published scientific research, statements by regulatory authorities or otherwise, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, or that questions the benefits of our or similar products, or that claims that such products are ineffective could have a material adverse effect on our business, reputation, financial condition or results of operations.

If we lose or are unable to obtain key personnel, our business, financial condition or results of operations could be materially adversely affected.

Our success depends to a significant degree upon the continued contributions of our executive officers and other key personnel. Although we have employment agreements with our executive officers, we cannot guarantee that such persons will remain affiliated with us. If any of our key personnel were to cease their affiliation with us, our operating results could suffer. Further, we do not maintain key person life insurance on any of our executive officers. If we lose or are unable to obtain the services of key personnel, our business, financial condition or results of operations could be materially and adversely affected.

If we are unable to effectively manage our growth and expansion plans, we could be unable to implement our business strategy.

Our growth and expansion plan, which includes expanding the manufacturing of our proprietary NSI-branded products, expanding product offerings and increasing our customer base, requires significant management time and operational and financial resources. There is no assurance that we have the operational and financial resources to manage our growth. This is especially true as we continue to manufacture more of our own products. In addition, rapid growth in our headcount and operations may place a significant strain on our management and our administrative, operational and financial infrastructure. Further, we are in the process of implementing a new enterprise resource planning system which we believe will help us manage our growth effectively. We may experience delays in implementing this system or this system may not function as expected. Failure to adequately manage our growth could have a material adverse effect on our business, financial condition or results of operations.

An unexpected interruption or shortage in the supply or significant increase in the cost of raw materials could limit our ability to manufacture our products, which could reduce our sales and our margins.

An unexpected interruption of supply or a significant increase in the cost of raw materials, whether to us or to our contract manufacturers for any reason, such as regulatory requirements, import restrictions, loss of certifications, disruption of distribution channels as a result of weather, terrorism or acts of war, or other events, could result in significant cost increases and/or shortages of our products. Our inability to obtain a sufficient amount of products or to pass through higher cost of products we offer could have a material adverse effect on our business, financial condition or results of operations.

We rely on third-party carriers as part of our inventory fulfillment and order delivery processing, and these third parties may fail to meet shipping schedules or requirements which could limit our ability to manufacture our products, which could reduce our sales and our margins.

We cannot control all of the factors that might affect our timely and cost-effective procurement of products from our vendors and delivery of our products to our customers. We rely on third-party carriers both for the delivery of raw materials and inventory and for the shipment of our products to our customers. Consequently, we are subject to risks of these carriers, including increased fuel costs, security concerns, labor disputes, union organizing activity and inclement weather. Any disruption in the ability of these carriers to timely deliver raw materials to us and products to our customers could damage our reputation and brand and result in customer dissatisfaction. This could, in turn, materially and adversely affect our business, financial condition or results of operations.

The current global economic downturn or recession could adversely affect our industry and, therefore, restrict our future growth.

The current global economic downturn or recession could negatively affect our sales because many consumers consider the purchase of our products discretionary. We cannot predict the timing or duration of the economic slowdown or recession or the timing or strength of a subsequent recovery, worldwide, or in the specific end markets we serve. If the markets for our products significantly deteriorate due to the economic situation, our business, financial condition or results of operations could be materially and adversely affected.

Instability in financial markets could adversely affect our ability to access capital markets which could limit our ability to fund our operating costs if we do not generate sufficient cash from operations.

As a result of the global downturn in economic conditions, the availability of capital has been severely restricted. From time to time, we may access debt or equity capital markets. Any restriction on our ability to access capital markets could limit our ability to pursue our growth strategy and could negatively affect our business, financial condition or results of operations.

We depend upon certain third-party suppliers and manufactures; if these suppliers or manufacturers do not provide us materials or products when and as needed and we are unable to efficiently obtain alternative supply sources, we could be unable to manufacture our products, and our business, financial condition or results of operations may be materially adversely affected.

We rely upon third-party suppliers for certain ingredients and raw materials. The principal ingredients or raw materials required in our operations are vitamins, minerals, herbs and packaging components. We purchase these materials from third-party suppliers located in the U.S., Japan, China, India, Italy, Spain, France and Germany. Furthermore, although we manufacture most of our proprietary products in-house, we engage third-party manufacturers to produce our proprietary products that are in the form of soft-gels, liquids and powders. With the exception of a supply agreement for coenzyme Q-10 (CoQ10), we do not have contracts in place with any third-party supplier or manufacturer that ensures minimum production or purchase. Disruption in the operations of any such third-party supplier or manufacturer can occur for a number of reasons, many of which are beyond our control, such as regulatory requirements, import restrictions, loss of certifications, power interruptions, fires, hurricanes, drought or other climate-related events, war or other events. If any of our third-party suppliers or manufacturers become unable or unwilling to continue to provide us supplies or products in the required volumes and quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply or product sources. If we are unable to efficiently obtain alternative sources, our business, financial condition or results of operations may be materially adversely affected.

The content of our website and direct mailing pieces could expose us to significant liability which could reduce our profits.

Because we post product information and other content on our website and in our direct mailing pieces, we face potential liability for, among other things, copyright infringement, patent infringement, trademark infringement, defamation, unauthorized practice of medicine, false or misleading advertising and other claims based on the nature and content of the materials we post. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance, or is in excess of insurance coverage, could materially adversely affect our business, financial condition or results of operations.

We depend primarily upon search engines and other online sources to increase traffic to our website, and need to convert this traffic into customers in a cost-effective manner; our failure to do so could reduce our sales.

Our success depends on our ability to attract visitors to our website and convert them into customers in a cost-effective manner. We utilize search engines and other online sources as a means to direct traffic to our website. Our website is included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our website in the search result, and algorithmic searches that depend upon the searchable content in our website. Search engines and other online sources revise their algorithms from time to time in an attempt to optimize their search results.

If one or more of the search engines or other online sources which we use to direct traffic to our website were to modify its general methodology for how it displays our website, fewer visitors may visit our website, which could have a material adverse effect on our business and results of operations. Further, if any free search engine which we use to direct traffic to our website begins charging fees for listing or placement, or if one or more of the search engines or other online sources on which we rely for purchased listings, modifies or terminates its relationship with us, the traffic to our website could decrease and our expenses could increase which could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to maintain our domain name, which may result in confusion to existing and new customers and lost sales and, therefore, could have a material adverse effect on our business, financial condition or results of operations.

Maintaining our Internet domain name is critical to our success. Under current domain name registration practices, no other entity may obtain an identical domain name but can obtain a similar or identical name with a different suffix, such as ".net" or ".org," or with a different country designation, such as ".jp" for Japan.

We have not registered our domain name with each of the suffixes or jurisdictions available. As a result, third parties may use domain names that are similar to our domain name, which may result in confusion to existing and new customers and lost sales. Failure to maintain our domain name's uniqueness could have a material adverse effect on our business, financial condition or results of operations.

If we experience product recalls, we may incur significant and unexpected costs and damage to our reputation and, therefore, could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to product recalls, withdrawals or seizures if any of the products we formulate, manufacture or sell are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacture, labeling, promotion, sale or distribution of our products. A recall, withdrawal or seizure of any of our products could materially and adversely affect consumer confidence in our brands and lead to decreased demand for our products. In addition, a recall, withdrawal or seizure of any of our products would require significant management attention, would likely result in substantial and unexpected expenditures and could materially and adversely affect our business, financial condition or results of operations.

Our inability to safely and efficiently conduct manufacturing operations or comply with health and safety regulations could materially and adversely affect our business, financial condition or results of operations.

In April 2008, we completed construction of our manufacturing facility located in Lexington, North Carolina. We currently manufacture approximately 73% of our proprietary products at this facility. In the future, we expect to manufacture substantially all of our proprietary products. Prior to commencing manufacturing at this facility, we relied upon third-party manufacturers to manufacture all of our products. Therefore, prior to April 2008, we had no experience in manufacturing. As a result, we could experience difficulties in organizing the manufacturing processes, including raw material procurement, material and product contamination, labor relations, manufacturing efficiencies and compliance with applicable laws and regulations. Failure in any of these areas could result in product recalls or manufacturing shutdowns. Additionally, manufacturing a significant portion of our products at this single facility concentrates our risk in the event there is any significant disruption in our operations or shutdown of this facility. Further, our operations are subject to environmental and health and safety laws and regulations, and some of our operations require environmental permits and controls to prevent and limit pollution of the environment. Any disruptions in our manufacturing operations would have a material adverse effect on our business, financial condition or results of operations and we could incur significant costs as a result of violations of, or liabilities under, environmental laws and regulations, or to maintain compliance with such environmental laws, regulations, or permit requirements.

Complying with new and existing government regulation, both in the U.S. and abroad, could significantly increase our costs and limit our ability to manufacture our products.

The processing, formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by several U.S. federal agencies, including the FDA, the FTC, the Postal Service, the Consumer Product Safety Commission, the Department of Agriculture and the Environmental Protection Agency, as well as various state, local and international laws and agencies of the localities in which our products are sold. Government regulations may prevent or delay the introduction or require the reformulation of our products.

The FDA regulates, among other things, the manufacture, composition, safety, labeling, marketing and distribution of dietary supplements (including vitamins, minerals, herbs, and other dietary ingredients for human use). The FDA may not accept the evidence of safety we present for new dietary supplements we wish to market, or they may determine that a particular dietary supplement or ingredient that we currently market presents an unacceptable health risk. If that occurs, we could be required to cease distribution of and/or recall supplements or products containing that ingredient.

The FDA may also determine that certain advertising and promotional claims, statements or activities are not in compliance with applicable laws and regulations and may determine that a particular statement is an unacceptable drug claim or an unauthorized version of a food or dietary supplement "health claim." Failure to comply with FDA or other regulatory requirements could prevent us from marketing particular dietary supplement products or subject us to administrative, civil or criminal penalties.

The FTC exercises jurisdiction over the advertising of dietary supplements and has instituted numerous enforcement actions against dietary supplement companies for failing to have adequate substantiation for claims made in advertising or for using false or misleading advertising claims. The FTC routinely polices the market for deceptive dietary supplement advertising and accepts and reviews complaints from the public concerning such advertising.

The FTC also regulates deceptive advertising claims and promotional offers of savings compared to "regular" prices. The National Advertising Division, or NAD, of the Council of Better Business Bureaus oversees an industry-sponsored self-regulatory system that permits competitors to resolve disputes over advertising claims, including promotions for savings off of regular prices. The NAD has no enforcement authority of its own but may refer promotions to the FTC that the NAD views as violating FTC guides or rules. Violations of these orders could result in substantial monetary penalties.

Additional or more stringent regulations of dietary supplements and other products have been considered from time to time. For example, the U.S. House of Representatives recently passed the Food Safety Enhancement Act of 2009 (H.R. 2749), which if enacted in its current form, would:

- impose an annual registration of all facilities holding, processing, or manufacturing food, including dietary supplements;
- increase FDA inspections of all dietary supplement companies, including us, by establishing a minimum inspection frequency;
- require all dietary supplement companies, including us, to be subject to warrantless searches for up to three years;
- maintain country of origin labeling for all dietary supplements;
- empower the Secretary of Health and Human Services to order the immediate cessation of distribution, or a recall, of any food or dietary supplement product; and
- provide FDA officials with the authority to detain food products for up to 60 days upon the belief that such products are misbranded or adulterated.

The bill also creates risk of criminal liability for anyone who knowingly violates misbranding and adulteration provisions under the Federal Food, Drug and Cosmetic Act. If enacted into law, this bill would cause us to pay more for regulatory compliance and to be at greater risk of civil and criminal liability. We are not able to predict the enactment of this bill or the nature of any future laws, regulations, repeals or interpretations or to predict the effect additional governmental regulation would have on our business in the future. These developments could require reformulation of certain products to meet new standards, product recalls, discontinuation of production of certain products not amenable to reformulation, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or other new requirements. Any such developments could increase our costs significantly, restrict our ability to sell our products, delay our ability to deliver products on time, result in customer migration to other suppliers, or otherwise have a material adverse effect on our business, financial condition and results of operations. For example, the Dietary Supplement and Nonprescription Drug Consumer Protection Act, requiring mandatory adverse event reporting for all dietary supplements and over-the-counter drugs sold in the U.S., was recently signed into law. This law could materially increase our record keeping and documentation costs. In addition, the FDA has issued revised final rules on Good Manufacturing Practice (GMP), creating new requirements for manufacturing, packaging or holding of dietary ingredients and dietary supplements. These regulations require dietary supplements to be prepared, packaged and held in compliance with stricter rules, and require quality control provisions similar to those in the drug GMP regulations. We or our third-party manufacturers may not be able to comply with the new rules without incurring additional expenses, which could be significant.

On February 3, Senator John McCain introduced the bipartisan co-sponsored bill titled "The Dietary Supplement Safety Act of 2010" ("DSSA") (S. 3002). If enacted into law the DSSA would:

- require the mandatory registration of "dietary supplement facilities";

- expand the definition of "adulterated" to include dietary supplements that are manufactured, distributed, labeled, or licensed by a dietary supplement facility that is not registered;
- restrict sales of dietary supplements to those products that contain only FDA pre-approved dietary-ingredients;
- render dietary supplements containing "new dietary ingredients" adulterated as a matter of law, whether or not such ingredient has been present in the food supply;
- require dietary supplement manufacturers and retailers to obtain written evidence that their dietary supplements are registered and the new dietary ingredient provisions have been satisfied;
- impose civil monetary penalties for non-compliance that are more than twice the gross profits derived from the non-compliant supplement;
- require reporting of non-serious adverse events; and
- give FDA authority to issue "cease distribution" orders upon "reasonable probability" that a dietary supplement or product would case adverse health consequences or is adulterated or misbranded.

We or our third-party manufacturers may not be able to comply with the new rules without incurring additional expenses, which could be significant.

In Europe, non-compliance by us or others of relevant legislation can result in regulators bringing administrative or, in some cases, criminal proceedings. For example, in the U.K., it is common for regulators, including the Medicines and Healthcare Products Regulatory Agency Enforcement & Intelligence Group, to prosecute retailers and manufacturers for non-compliance with legislation governing foodstuffs and medicines. European Union (EU) regulations and directives are implemented and enforced by individual member states and, so, enforcement priorities and applicable law can occur in multiple countries at one time. Failure by us, the manufacturers or suppliers to comply with applicable legislation could result in prosecution and have a material adverse effect on our business, financial condition and results of operations.

In Europe, broad regulations and directives on health and nutrition claims were recently adopted. These regulations cover claims that can be made for foods (including supplements). Certain claims, such as those regarding general well-being, behavioral functions and weight-loss, may be prohibited or require prior approval. Unless subject to derogation, products that include certain claims cannot be lawfully marketed in EU member states absent preapproval. Applicable derogations under EU directives can enlarge the period within which we may seek approval for products containing claims. An approval must proceed through the European Food Safety Authority (EFSA), and the process includes the submission of a detailed dossier in support of the product claims. Lengthy delays within the new EU framework have been reported. This may severely impact our European marketing and expansion efforts. We also anticipate the enactment of legislation that could significantly impact the formulation of our products. The legislation is expected to include dosage restrictions for certain vitamin and mineral supplements. The legislation may lead to some of our products being recalled or discontinued.

In addition, a European Union Directive governing product safety requires manufacturers to notify regulators about unsafe products and gives regulators in each member state the power to order product recalls. As a result, the number of product recalls in Europe has increased substantially. A product recall in Europe could have a material adverse effect on our business, financial condition and results of operations.

Complying with proposed healthcare reform legislation could increase our costs and have a material adverse effect on our business, financial condition or results of operations.

Healthcare reform legislation is currently being debated in Congress. One of the bills being debated would require employers to contribute either 72.5% of premiums for individual full-time employees or 65% of premiums for full-time employees on family plans to a qualifying health plan, or contribute to a national health trust fund on behalf of employees. This proposed requirement is phased in after a company's payroll exceeds $250,000 at 2% of annual payroll and up to 8% for firms with payrolls in excess of $400,000 and so we would be subject to the proposed new requirement. We currently contribute 60% towards individual premiums for full-time and hourly employees. We believe this coverage would be a qualifying employer health benefits package with all essential benefits as defined in the pending legislation, and as a result, we would be required to increase fixed costs for individuals from 60% to the mandated 72.5% for individual full-time employees, if the pending legislation is enacted in its current form. In addition, we currently contribute solely to full-time individual associate premiums and not to any portion of an associate's optional addition of a family plan. If the healthcare legislation is enacted in its proposed form, we would be required to increase fixed costs by contributing 65% in total for an associate's family health coverage plan. Thus, passage of healthcare reform legislation that imposes contribution requirements for individuals and families that are at the same or a higher level than those currently being debated in Congress would increase our fixed costs and lower our profits, and could have a material adverse effect on our business, financial condition or results of operations.

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 imposes certain obligations on the senders of commercial emails, which could minimize the effectiveness of our email marketing campaign, and establishes financial penalties for non-compliance, which could increase the costs of our business and, could have a material adverse effect on our business, financial condition or results of operations.

In December 2003, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, was enacted. The CAN-SPAM Act establishes certain requirements for commercial email messages and penalizes commercial email message transmissions that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, requires that senders of commercial emails allow recipients to opt out of receiving future emails from the sender. The ability of our customers' to opt out of receiving commercial emails may minimize the effectiveness of our email marketing campaign. Moreover, non-compliance with the CAN-SPAM Act carries significant financial penalties. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email, we could be required to pay penalties, which could have a material adverse effect on our business, result of operations, financial condition and cash flows.

Taxation risks could subject us to liability for past sales, increase our costs and cause our future sales to decrease.

We do not collect sales or other taxes on shipments of most of our goods into most states in the U.S. Proposed federal legislation would subject each facility used in the manufacture and distribution of dietary supplements to an annual tax and reporting requirement. The proceeds of the tax would be dedicated to increased inspections of companies that manufacture, distribute and hold dietary supplements. Taxes of this kind could adversely affect our ability to remain in business, could restrict the type or kind of products we sell or could require significant expenditures to ensure compliance. Currently, U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any of these initiatives were successful, we could be required to collect sales and use taxes in additional states. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us, reduce our competitive advantage over traditional retailers and decrease our future sales. Our warehousing and expected manufacturing centers, and any future expansion of them, along with other aspects of our evolving business, may result in additional sales and other tax obligations. One or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction eCommerce companies. Effective June 2008, New York imposed such a sales tax obligation requirement on online retailers that use New York residents to directly or indirectly refer potential customers, via a link on an Internet website or otherwise, to the online retailer. A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers and otherwise harm our business, financial condition or results of operations.

Unfavorable changes to government regulations, service interruptions or adverse consumer attitudes about online commerce could have a material adverse effect on our business, financial condition or results of operation by impeding the growth and use of the Internet and thereby decreasing revenue.

During the fiscal year ended December 31, 2009, approximately 87% of our orders were placed online. As the role and importance of online commerce has grown in the U.S., there have been continuing efforts to increase the legal and regulatory obligations and restrictions on companies conducting commerce through the Internet, primarily in the areas of taxation, consumer privacy, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services, which could increase the cost of conducting business over the Internet. In addition, consumer unwillingness or inability to use the Internet to conduct business, due to adverse regulation, security concerns, service interruptions or otherwise, could materially reduce our growth. Governmental laws and regulations, service interruptions or adverse attitudes about online commerce could increase the costs and liabilities associated with our online commerce activities, increase the price of our product to consumers, or reduce traffic to our website. Unfavorable resolution of these issues could have a material adverse effect on our business, financial condition or results of operations.

Our network and communications systems are vulnerable to system interruption and damage, which could limit our ability to operate our business and could have a material adverse effect on our business, financial condition or results of operations.

Our ability to receive and fulfill orders promptly and accurately is critical to our success and largely depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. We experience periodic system interruptions that impair the performance of our transaction systems or make our website inaccessible to our customers. These systems interruptions may prevent us from efficiently accepting and fulfilling orders, sending out promotional emails and other customer communications in a timely manner, introducing new products and features on our website, promptly responding to customers, or providing services to third parties. Frequent or persistent interruptions in our services could cause current or potential customers to believe that our systems are unreliable, which could cause them to avoid our website, drive them to our competitors, and harm our reputation. To minimize future system interruptions, we must continue to add software and hardware and to improve our systems and network infrastructure to accommodate increases in website traffic and sales volume and to replace aging hardware and software. We may be unable to promptly and effectively upgrade and expand our systems and integrate additional functionality into our existing systems. In addition, upgrades to our system may cause existing systems to fail or operate incorrectly. Any unscheduled interruption in our services could result in fewer orders, additional operating expenses, or reduced customer satisfaction, any of which would harm our business, financial condition and operating results. In addition, the timing and cost of upgrades to our systems and infrastructure may substantially affect our ability to maintain profitability.

Our systems and operations and those of our suppliers and Internet service providers, are vulnerable to damage or interruption from fire, flood, earthquakes, power loss, server failure, telecommunications and Internet service failure, acts of war or terrorism, computer viruses and denial-of-service attacks, physical or electronic break-ins, sabotage, human error and similar events. Any of these events could lead to system interruptions, order fulfillment delays, and loss of critical data for us, our suppliers, or our Internet service providers, and could prevent us from accepting and fulfilling customer orders. Any significant interruption in the availability or functionality of our website or our customer processing, distribution, or communications systems, for any reason, could seriously harm our business, financial condition, and operating results. The occurrence of any of these factors could have a material adverse effect on our business, financial condition or results of operations.

Inability of our retail customers to access consumer credit markets could adversely affect sales of our products and could have a material adverse effect on our business, financial condition or results of operations.

Many of our customers use credit cards to pay for our products and services. Because of the current global economic downturn, credit card issuers have tightened their consumer lending standards which has resulted in decreased credit card limits and increased interest rates and fees. If our customers lose access to consumer credit or determine that the use of credit is prohibitively expensive, our business, financial condition or results of operations could be materially and adversely affected.

We are subject to a number of risks related to credit card payments we accept which, if we fail to be in compliance with applicable credit card rules and regulations, will result in additional fees, fines and ultimately the revocation of the right to use the credit card company, which could have a material adverse effect on our business, financial condition or results of operations.

In 2009, approximately 97% of our orders were paid for using a credit card or debit card. For credit and debit card payments, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers. In addition, we have and may continue to suffer losses as a result of orders placed with fraudulent credit and debit card data. We do not carry insurance against the risk of credit card fraud, so the failure to adequately control fraudulent credit card transactions could reduce our net revenue and our gross profit percentage. We have implemented technology to help us detect the fraudulent use of credit card information. Under current practices, a merchant is liable for fraudulent credit card transactions when the merchant does not obtain a cardholder's signature. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and could have a material adverse effect on our business, financial condition or results of operations.

We may incur significant costs to protect our customers' personal information, and may incur liability if such personal information is misappropriated, which could increase our costs, harm our reputation and reduce our sales.

If our customers' personal or credit card information is misappropriated by us or third parties that breach our network security, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims or damages for alleged violations of state or federal laws governing security protocols for the safekeeping of customers' personal or credit card information. This liability could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation against us. Liability for misappropriation of this information could adversely affect our business, financial condition or operating results. In addition, the FTC and state agencies have been investigating various Internet companies regarding their use of customers' personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies investigate our privacy practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as customer credit card numbers. We cannot provide assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms that we use to protect our customers' transaction data. If any such compromise of our security were to occur, it could harm our reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to resolve problems caused by such breaches. We cannot assure you that our security measures will prevent security breaches or that failure to prevent such security breaches will not harm our business, financial condition or results of operations.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our Internet business or our marketing efforts, which could reduce our sales and cause us to incur significant costs.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information. For example, we are subject to various telemarketing laws that regulate the manner in which we may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. In addition, many jurisdictions have laws that limit the use of personal information gathered online or offline or require companies to establish privacy policies. The FTC has adopted regulations regarding the collection and use of personal identifying information obtained from children under thirteen years of age. Proposed legislation in this country and existing laws in foreign countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for the collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by us. From time to time, Congress has proposed legislation regarding data security and privacy protection. Any enacted data protection regulations may restrict our ability to collect demographic and personal information, which could be costly or harm our marketing efforts, and could require us to implement new and potentially costly processes, procedures and/or protective measures.

Our failure to protect our intellectual property rights could reduce our sales and increase our costs.

We have invested significant resources to promote our brand name. We currently have 11 issued patents, 3 patents pending, 68 issued U.S. trademark registrations and 16 pending U.S. trademark applications with the U.S. Patent and Trademark Office for proprietary products and processes. We have also received various European Community, Japan, Hong Kong Australia and South Korea registrations for the trademarks CSI, Vitacost, WALKER DIET, Nutraceutical Sciences Institute and NSI. We may not always be able to successfully enforce a trademark against competitors or against challenges by others. Our failure to successfully protect a trademark could diminish the value and effectiveness of our past and future marketing efforts and could cause customer confusion. This could in turn adversely affect our revenue and profitability. In addition, because of the differences in foreign trademark laws concerning proprietary rights, a trademark may not receive the same degree of protection in foreign countries as it does in the U.S. Furthermore, although we own 11 issued patents, these patents may not adequately protect our products because the patents typically relate to formulations. Accordingly, they could be circumvented through minor alterations in formulation. Our failure to adequately protect our intellectual property rights could have a material adverse affect our business, financial condition or results of operations. Our inability to defend against intellectual property claims could increase our costs and limit our ability to manufacture our products.

We may in the future be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses, be involved in protracted litigation or prevent us from manufacturing, selling or using some aspect of our products. Claims of intellectual property infringement may also require us to enter into costly royalty or license agreements. Alternatively, we may be unable to obtain necessary royalty or license agreements on terms acceptable to us, if at all. Claims that our technology or products infringe on intellectual property rights of others could be costly and would divert the attention of our management and key personnel, which in turn could adversely affect our business, financial condition or results of operations.

Third parties could use our trademarks as keywords in Internet search engine advertising programs, which may direct potential customers to competitors' websites, which, in turn, could result in decreased sales and could harm our reputation.

Competitors and other third parties could purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs and in the resulting sponsored link advertisements which may divert potential customers to their websites. Preventing such unauthorized use is difficult. Further, the legal precedent on whether such activity infringes on our intellectual property varies significantly within the United States and in other countries. If we are unable to protect our trademarks or confusingly similar terms from such unauthorized use, competitors and other third parties could drive potential online customers away from our website, which could result in a loss of sales and have a material adverse effect on our business, financial condition or results of operations.

We operate in a highly competitive industry, and our failure to compete effectively could adversely affect our market share, financial condition and growth prospects.

The U.S. vitamins and dietary supplements industry is a large and highly fragmented industry. Our competitors include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, online merchants, mail-order companies and a variety of other participants in the industry. The principle elements of competition in the industry are price, selection and distribution channel offerings. We believe that the market is also highly sensitive to the introduction of new products, including various prescription drugs, which may rapidly capture a significant share of the market. In the U.S., we also compete for sales with heavily advertised national brands manufactured by large pharmaceutical and food companies, as well as other retailers. In addition, as some products gain market acceptance, we experience increased competition for those products as more participants enter the market. Our manufacturing operations compete with manufacturers of third-party nutritional supplements. Certain of our competitors are larger than us and have longer operating histories, larger customer bases, greater brand recognition and greater resources for marketing, advertising and product promotion. They may be able to secure inventory from vendors on more favorable terms, operate with a lower cost structure or adopt more aggressive pricing policies. In addition, our competitors may be more effective and efficient in introducing new products. We may not be able to compete effectively, and our attempt to do so may require us to increase marketing and/or reduce our prices, which may result in lower margins. Failure to effectively compete could adversely affect our market share, financial condition and growth prospects.

Our failure to efficiently respond to changing consumer preferences and demand for new products and services could significantly harm our product sales, inventory management and customer relationships and our business, results of operations and financial condition could be materially and adversely affected.

Our continued success depends, in part, on our ability to anticipate and respond to changing consumer trends and preferences. We may not be able to respond in a timely or commercially appropriate manner to these changes. Our failure to accurately predict these trends could negatively impact our inventory levels, sales and consumer opinion of us as a source for the latest products. The success of our new product offerings depends upon a number of factors, including our ability to:

- accurately anticipate customer needs;
- innovate and develop new products;
- successfully commercialize new products in a timely manner;
- competitively price our products;
- procure and maintain products in sufficient volumes and in a timely manner; and
- differentiate our product offerings from those of our competitors.

If we do not introduce new products, make enhancements to existing products or maintain the appropriate inventory levels to meet customers' demand in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

Spending to expand our distribution and manufacturing capabilities to remain competitive may harm our financial results.

In order to remain competitive, we have increased our capital expenditures and expenses above our historical model in order to attempt to improve our existing distribution facility in Nevada. Additionally, we intend to begin increased capital expenditures in our North Carolina facility in 2010 to improve our efficiencies in both manufacturing and distribution. Increased investments in our facilities and their technology could have a negative impact on our financial results.

Our sales in international markets expose us to certain risks relating to commencing and maintaining operations in new and foreign jurisdictions, which could increase our costs, subject us to political risk and negatively affect our business.

In 2009, approximately 2% of our net sales were generated internationally. As part of our business strategy, we intend to expand our international presence. Our international operations are subject to a number of risks inherent to operations in foreign countries, and any expansion of our international operations will increase the magnitude of these risks. These risks include, among other things:

- political and economic instability of foreign markets;
- foreign governments' restrictive trade policies;
- exchange controls;
- the imposition of, or increase in, duties, taxes, government royalties or non-tariff barriers;
- fluctuation in foreign currency exchange rates;
- increased costs in maintaining international marketing efforts and customer relations;
- difficulties in enforcement of intellectual property rights; and
- problems entering international markets with different cultural bases and consumer preferences.

Any of these risks could have a material adverse effect on our international operations and our growth strategy.

Insurance coverage, even where available, may not be sufficient to cover losses we may incur, which could increase our costs and lower our profits.

Our business exposes us to the risk of liabilities arising out of our products and operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. Our operations are subject to closure and loss due to power outages, Internet and telephone line failures, work stoppages and acts of nature. We seek to minimize these risks through various insurance policies from third-party insurance carriers. However, our insurance coverage is subject to large individual claim deductibles, individual claim and aggregate policy limits and other terms and conditions. Our estimate of retained-insurance liabilities is subject to change as new events or circumstances develop that might materially impact the ultimate cost to settle these losses. We cannot assure you that our insurance will be sufficient to cover our losses. We do not view insurance, by itself, as a material mitigant to these business risks. Any losses that are not completely covered by our insurance could have a material adverse effect on our business, financial condition or results of operations.

The insurance industry has become more selective in offering certain types of liability insurance coverage, and we may not be able to maintain our existing coverage or obtain increased coverage in the future, which could increase our costs and reduce our profits.

The insurance industry has become more selective in offering certain types of insurance, including product liability, product recall and property casualty insurance. While we believe our current insurance policies provide us adequate coverage for our current business operations, there can be no assurance that we will be able to maintain such coverage or obtain comparable coverage on terms and conditions favorable to us, if at all. Further, as we expand our business, we expect to correspondingly increase our insurance coverage, and there can be no assurance that we will be able to obtain such increased coverage if and when needed.

Our manufacturing operations are located in a single location and our inventory is concentrated in two warehouse locations, which exposes us to the risk of natural disasters or other force majeure events. Losses at either location could adversely affect our manufacturing operations, product distributions, sales and consumer satisfaction.

We house our manufacturing operations and one of our two distribution warehouses at a facility located in Lexington, North Carolina. We also operate a distribution and warehouse facility located in Las Vegas, Nevada. Any significant disruption in either of these locations for any reason, such as a fire, flood, hurricanes, earthquakes or similar events, could adversely affect our manufacturing operations, product distributions, sales and consumer satisfaction.

Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our stock price to decline.

Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this "Risk Factors" section in this annual report:

- our ability to retain and increase sales to existing customers and attract new customers;
- changes in the volume and mix of dietary supplements and health and wellness products sold in a particular quarter;
- the timing and success of new dietary supplement introductions or reformulations by us or our competitors;
- changes in our pricing policies or those of our competitors;
- competition, including entry into the market by new competitors including traditional brick and mortar retailers and new product offerings by existing competitors;
- the amount and timing of expenditures related to expanding our operations, research and development or introducing new products;
- changes in the payment terms for our products and services; and
- the purchasing cycles of our customers.

Most of our expenses are relatively fixed in the short-term, and our expense levels are based in part on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to proportionally reduce operating expenses for that quarter, causing a disproportionate effect on our expected results of operations for that quarter.

If we are unable to sufficiently increase our revenue to offset increased costs as we expand our business, we may experience operating losses, net losses or negative cash flows.

We incurred operating losses and net losses in each year of operation until 2006. We expect operating expenses and working capital requirements to increase substantially as we expand our business. We expect our costs of product development, sales and marketing, research and development, manufacturing and general and administrative expenses to increase substantially as a result of our planned expansion. If we are unable to continue to sufficiently increase our revenue to offset these increased costs, we will not maintain profitability and may experience operating losses, net losses or negative cash flows.

If we do not manage the cash proceeds from our initial public offering properly, we could be required to register as an investment company and become subject to substantial regulation that would interfere with our ability to conduct our business.

We received net cash proceeds of approximately $47.1 million from our initial public offering, representing in excess of 40% of our assets. The Investment Company Act of 1940 requires the registration of companies which are engaged primarily in the business of investing, reinvesting or trading in securities, or which are engaged in the business of investing, reinvesting, owning, holding or trading in securities and which own or propose to acquire investment securities with a value of more than 40% of its assets on an unconsolidated basis (other than U.S. government securities and cash). We are not engaged primarily in the business of investing, reinvesting or trading in securities, and we invest our cash and cash equivalents in U.S. government securities and money market funds to the extent necessary to take advantage of the 40% safe harbor. To manage our cash holdings, we invest in short-term instruments consistent with prudent cash management and the preservation of capital and not primarily for the purpose of maximizing investment returns. U.S. government securities and money market funds generally yield lower rates of income than other short-term instruments in which we have invested to date. Accordingly, investing substantially all of our cash and cash equivalents in U.S. government securities and money market funds could result in lower levels of interest income and net income.

If we were deemed an investment company and were unable to rely upon a safe harbor or exemption under the Investment Company Act, we would, among other things, be prohibited from engaging in certain businesses or issuing certain securities and we could be subject to civil and criminal penalties for noncompliance.

Risks Related to Our Indebtedness

If we fail to comply with the various covenants contained in our bank financing documents, we may be in default thereunder, which could limit our ability to fund our operations.

As of December 31, 2009, we had borrowed approximately $9.4 million under certain term, revolving and other credit facilities. If we default on any of the financial or operating covenants in any of our agreements evidencing such credit facilities and are unable to obtain an amendment or waiver, the lenders could cause all amounts outstanding under these agreements to be due and payable immediately and, if secured, proceed to foreclose on the collateral securing the indebtedness. Our assets or cash flow may not be sufficient to repay fully the borrowings under our different forms of indebtedness, either upon maturity or if accelerated upon an event of default. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. A default or potential acceleration could impact our ability to attract and retain customers and could negatively impact trade credit availability and terms, which could have a material adverse effect on our business, financial condition or results of operations.

Our flexibility in operating our business and our ability to repay our indebtedness may be limited as a result of certain covenant restrictions in the agreements governing our indebtedness, which could have a material adverse effect on our business, financial condition or results of operations.

The agreements governing our indebtedness contain a number of restrictive covenants that impose significant restrictions on us. Compliance with these restrictive covenants will limit our flexibility in operating our business. Failure to comply with these covenants could give rise to an event of default under these agreements. These covenants restrict, among other things, our ability to:

- incur additional indebtedness and guarantee obligations;
- create liens;
- engage in mergers, consolidations, liquidations or the creation of subsidiaries;
- change the nature of our business;
- make equity investments or loans;
- sell, lease or otherwise dispose of certain assets; engage in transactions with affiliates;
- pay dividends, make distributions or redeem any equity securities;
- modify our organizational documents or certain debt documents;
- change our accounting treatment and reporting practices;
- engage in speculative transactions;

- prepay certain indebtedness; and
- allow debt to be designated as senior debt.

Further, our senior lender has a priority lien on substantially all of our assets and a mortgage on our Lexington, North Carolina property. If we default on our indebtedness, our lender may exercise any and all remedies available to secured parties, including, but not limited to, taking possession of those assets which secure the lender's lien.

We have entered into hedging strategies to mitigate our interest rate exposure; these strategies may not be effective and may adversely affect our earnings and may expose us to counterparty risks.

Our risk management policy is to use derivative financial instruments, as appropriate, to manage the interest expense related to the variable interest rate on our debt. We have entered into three interest rate swap agreements and may pursue additional types of hedging strategies in the future. We expect hedging to assist us in mitigating and reducing our exposure to higher interest expenses, and, to a lesser extent, losses in book value from adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and financing sources used and other changing market conditions. There is no assurance, however, that a hedging strategy will insulate us from the interest rate risks to which we are exposed, and there is no assurance that the implementation of any hedging strategy will have the desired impact on our results of operations or financial condition. In addition, these hedging strategies may adversely affect us, because hedging activities involve an expense that we will incur regardless of the effectiveness of the hedging activity.

Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedges may not correspond directly with the interest rate risk for which we seek protection;
- the duration of the hedge may not match the duration of the related liability;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the party owing money in the hedging transaction may default on its obligation to pay.

We have entered into three interest rate swap agreements in an effort to hedge against future increases in interest rates on certain of our debt obligations. Should an interest rate swap agreement counterparty be unable to make required payments pursuant to the agreement, the hedged liability would cease to be hedged for the remaining term of the interest rate swap agreement. In addition, we may be at risk for any collateral held by a hedging counterparty to an interest rate swap agreement, should the counterparty become insolvent or file for bankruptcy. Our hedging transactions, which are intended to limit losses, may actually adversely affect our earnings, which could adversely affect our financial condition and results of operations.

Risks Related to Our Common Stock

Prior to September 24, 2009, there was no public market for our common stock, and it is possible that no trading market will be maintained.

Prior to our initial public offering and listing on The NASDAQ Global Market on September 24, 2009, there had not been a public market for our common stock. Therefore, stockholders should be aware that they cannot benefit from information about prior market history as to their decision to invest. There can be no assurance that a trading market will develop for our common stock or, if such a market does develop, how liquid that market might become or whether it will be maintained.

Volatility of our stock price could adversely affect an investment in our common stock.

The market price of our common stock could fluctuate significantly as a result of, among other things:

- quarterly and annual variations in our operating results;
- the level and quality of research analyst coverage for our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;
- the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet such disclosure;
- the public's response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;
- various market factors or perceived market factors, including rumors, whether or not correct, involving us, our customers, our suppliers or our competitors;
- changes in accounting standards, policies, guidance, interpretations or principles;
- sales of common stock by our directors, officers or significant stockholders;
- introductions of new products or new pricing policies by us or by our competitors;
- recruitment or departure of key personnel;
- developments with respect to intellectual property rights;
- acquisitions or strategic alliances by us or our competitors;
- changes in shipping costs;
- short sales, hedging and other derivative transactions in shares of our common stock;
- the operating and stock price performance of other companies that investors may deem comparable to us;
- broad market conditions and trends in the eCommerce industry and the economy as a whole; and
- other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

Fluctuations in the price of our common stock could contribute to the loss of all or part of a stockholder's investment. Any of the factors listed above could have a material adverse effect on an investment in our common stock. In addition, stocks of Internet-related and eCommerce companies have historically experienced significant price and volume fluctuations that may have been unrelated or disproportionate to these companies' operating performance. Public announcements by us or other such companies concerning, among other things, performance, accounting practices or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance. We could be the subject of securities class action litigation due to future stock price volatility, which could divert management's attention and adversely affect our results of operations.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.

In connection with our initial public offering, we, along with our officers, directors and certain stockholders, agreed prior to the commencement of the offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 180 days after September 23, 2009 without the consent of Jefferies & Company, Inc. and Oppenheimer & Co. Inc. However, Jefferies & Company, Inc. and Oppenheimer & Co. Inc. may release these shares from these restrictions at any time. In evaluating whether to grant such a request, Jefferies & Company, Inc. and Oppenheimer & Co. Inc. may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume, stock price, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

A total of approximately 15.6 million shares of common stock may be sold in the public market by existing stockholders on or about 181 days after September 23, 2009, subject to applicable volume and other limitations imposed under federal securities law. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock.

In addition, as of December 31, 2009, we had outstanding options to purchase 2,745,880 shares of common stock. We registered for offer and sale the shares of common stock that are reserved for issuance pursuant to options. Shares covered by such registration statements upon the exercise of stock options or warrants generally will be eligible for sale in the public market, except that affiliates will continue to be subject to volume limitations and other requirements of Rule 144. The issuance or sale of such shares could depress the market price of our common stock.

Given our limited resources, being a public company will substantially increase our administrative costs which could materially impact our business, financial condition or results of operations.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Sarbanes-Oxley, as well as new rules subsequently implemented by the Securities and Exchange Commission and The NASDAQ Stock Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and/or costly. In addition, as a public company, we will incur the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Beginning with the year ending December 31, 2010, Section 404 of Sarbanes-Oxley will require us to include an internal control report with our annual report on Form 10-K. That report must include management's assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Additionally, beginning with our annual report on Form 10-K for the year ending December 31, 2010, our independent registered public accounting firm will be required to issue a report on its evaluation of the operating effectiveness of our internal control over financial reporting. Any weakness or deficiency in internal controls could impair our ability to comply with Section 404. If we are unable to successfully maintain internal control over financial reporting, we may not be able to accurately and timely report on our financial position, results of operations or cash flows, which could adversely affect our business and investor confidence in us.

The concentration of our capital stock ownership with insiders will likely limit an investor's ability to influence corporate matters.

Our executive officers, directors and affiliated entities controlled by us or these individuals together beneficially own or control approximately 45% (including shares owned by our largest stockholder, Mr. Wayne Gorsek) of our common stock outstanding. Furthermore, pursuant to the terms of our amended and restated bylaws, certain actions may be taken with the approval of any stockholder or group of stockholders owning shares in excess of 10%, including the ability to call a special meeting for the purpose of electing directors. As a result, certain stockholders will have substantial influence and control over management and matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions favored by these stockholders might be taken even if other stockholders oppose those actions. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may consider beneficial.

We will retain broad discretion in using the net proceeds from our initial public offering and may spend a substantial portion in ways with which investors may not agree.

Our management retain broad discretion to allocate the net proceeds of our initial public offering. The net proceeds may be applied in ways with which our stockholders may not agree, or which do not increase investment value. We used a portion of our net proceeds from the offering to repay outstanding indebtedness owed on our credit facilities and to fund capital expenditures. We anticipate that we will use the remainder of the net proceeds for working capital and other general corporate purposes. We have not allocated these remaining net proceeds for any specific purposes.

Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include:

- our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;
- advance notice requirements for stockholder proposals and nominations; and
- limitations on convening stockholder meetings.

As a result of these and other provisions in our amended and restated certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Further, certain of our employment agreements and incentive plans provide for vesting of stock options and/or payments to be made to the employees thereunder if their employment is terminated in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price.

We have not declared or paid any cash dividends on our common stock, nor do we intend to do so, which could depress the trading price of our common stock.

We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividend in the foreseeable future. As a result, investors may only receive a return on investment in our common stock if the market price of our common stock increases.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties.

We conduct our operations through four facilities:

- We lease 18,000 square feet of office space in Boca Raton, Florida which we use as our corporate headquarters.
- We own a 112,000 square foot manufacturing and distribution facility located on 27 acres in Lexington, North Carolina. Our call center, east coast distribution center and manufacturing functions are conducted at this location. This facility includes approximately 12,000 square feet of office space and 15,000 square feet of manufacturing space.
- We lease a 63,000 square foot warehouse and distribution facility located in Las Vegas, Nevada, which we will vacate in April 2010. This facility currently serves as our west coast distribution center.

- We lease approximately 155,000 square feet in Las Vegas, Nevada that is currently being built out to serve as our west coast distribution facility. We anticipate this space will be operational in March/April 2010.

Within the next 12 months, we will begin build out of additional space to expand our manufacturing capabilities.

Item 3. Legal Proceedings.

We are not subject to any litigation other than routine litigation of a nature customary for companies of our size. We have had no significant litigation and have not been the subject of any product liability litigation. We have instituted a number of actions as plaintiff against certain third-party vitamin manufacturers who have refused to sell products to us due to the level of discounts we offer relative to other retailers distributing their products. These actions seek to compel them to sell products to us.

Item 4. Removed and Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

Our common stock, par value $0.00001 per share, is listed on The NASDAQ Global Market under the symbol VITC and has been included for listing thereon since September 24, 2009. At March 16, 2010, our common stock was held by approximately 177 holders of record, as established by our registered transfer agent. On March 16, 2010, the closing sale price of a share of our common stock was $12.14.

The high and low sale prices per share of our common stock from the fourth quarter of year ended December 31, 2009 (the first full fiscal quarter that our common stock was listed on The NASDAQ Global Market) was as follows:

	2009	
	High	Low
Fourth Quarter	$10.99	$6.95

Dividends

We have not paid any cash dividends since our inception, and our Board of Directors does not contemplate doing so in the near future. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as our Board of Directors deems relevant.

Recent Sales of Unregistered Securities

During the calendar year ended December 31, 2009 (the period covered by this annual report), we sold the following securities pursuant to our 2000 Stock Option Plan. These sales were not registered under the Securities Act.

- On June 9, 2009, Jeff Lehman exercised 40,000 options at $0.156 per share, for an aggregate purchase price of $6,250.
- On June 17, 2009 Lee Schwalben exercised 12,400 options at $0.156 to $3.125 per share, for an aggregate purchase price of $7,563.
- On September 4, 2009, we issued to the Estate of John Arnst 9,600 shares of our common stock in connection with the exercise of 40,000 options granted under our 2000 Stock Option Plan. We did not receive cash proceeds from the exercise of the options, but instead canceled 30,400 options as payment of the exercise price, in settlement of a litigation matter. The transaction was deemed to be exempt from registration under the Securities Act, by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation.
- On September 22, 2009, we issued an aggregate of 169,528 shares of common stock to certain employees, former employees and officers pursuant to the exercise of an aggregate of 293,322 options granted under our 2000 Stock Option Plan. We received cash proceeds of $1,250 from the exercise of 8,000 of these stock options. We did not receive cash proceeds from the exercise of 285,322 stock options but instead canceled 123,794 stock options as payment of the exercise price and applicable withholding taxes. The transactions were deemed to be exempt from registration under the Securities Act, by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation.
- On September 23, 2009, we issued an aggregate of 430,000 options to purchase shares of our common stock pursuant to our 2007 Stock Award Plan to certain officers and directors at an exercise price equal to $12.00 per share.
- On December 31, 2009, we issued an aggregate of 50,000 options to purchase shares of our common stock pursuant to our 2000 Stock Option Plan to our directors at an exercise price of $10.35 per share.

The sales and issuances of securities listed above were deemed to be exempt from registration under the Securities Act, by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Equity Compensation Plan Information

The following is summary of our equity compensation plans as of December 31, 2009:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Security Holders	2,745,880	$5.67	1,170,000
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	2,745,880	$5.67	1,170,000

Additional information about compensation plans is incorporated by reference from the Notes to our Consolidated Financial Statements included elsewhere in this Form 10-K.

Performance Graph

The graph set forth below compares the cumulative total stockholder return on our common stock between September 24, 2009 (the date of our IPO) and December 31, 2009, with the cumulative total return of the (i) Russell 2000 Index and (ii) the NASDAQ Composite Index. This graph assumes the investment of $100 on September 24, 2009 in our common stock at our IPO price of $12.00 per share, the Russell 200 Index and the NASDAQ Composite Index. We are currently included in the Russell 2000 Index. Note that historic stock price performance is not necessarily indicative of future stock price performance.


$120
$100
$80
$60
$40
$20
$0
24-Sep-09
30-Sep-09
30-Oct-09
30-Nov-09
31-Dec-09
VITC
IXIC
RUT

Use of Proceeds

On September 23, 2009, our registration statement on Form S-1 (File No. 333-143926) was declared effective for our initial public offering, pursuant to which we registered the offering and sale of up to 5,089,554 shares of common stock by us (including 661,109 shares to cover the exercise of the underwriters' over-allotment option) and the associated sale of up to 7,560,446 shares of common stock by selling stockholders (including 988,891 shares to cover the exercise of the underwriters' over-allotment option), at a public offering price of $12.00 per share. On September 23, 2009, we sold 4,428,445 shares of common stock for an aggregate offering price of $53,141,340, and the selling stockholders sold 6,571,555 shares of common stock for an aggregate offering price of $78,858,660. The joint book-running managers for the offering were Jefferies & Company, Inc. and Oppenheimer & Co. Inc. On October 23, 2009, the underwriters' over-allotment option terminated without being exercised.

As a result of the offering, we received net proceeds of approximately $47.1 million, after deducting underwriting discounts and commissions of $3.7 million and additional offering-related expenses of $2.3 million, for total expenses of $6.0 million. None of such payments were direct or indirect payments to any of our directors or officers or their associates or to persons owning 10 percent or more of our common stock or affiliates of ours or direct or indirect payments to others.

There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus filed with the SEC pursuant to Rule 424(b).

Item 6. Selected Financial Data

The selected consolidated financial data presented below has been derived from our consolidated financial statements. The statement of operations data for each of the fiscal years ended December 31, 2007, 2008 and 2009 and the balance sheet data at December 31, 2008 and 2009 are derived from our audited financial statements that are included in this annual report. The statement of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data at December 31, 2005, 2006 and 2007 are derived from audited 2005, 2006 and 2007 financial statements that are not included in this annual report. The historical results presented below, which give effect to a four-for-five reverse stock split of our common stock effected September 17, 2009, are not necessarily indicative of the results to be expected in any future period.

You should read this information together with Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the related notes included elsewhere in this annual report.

	Year Ended December 31,				
	2005	2006	2007	2008	2009
	(In Thousands, Except Shares and per Share Data)				
Consolidated Statement of Operations Data:					
Net sales	$ 41,488	$ 66,356	$ 99,290	$ 143,602	$ 191,807
Cost of goods sold	29,461	47,067	70,381	105,529	130,605
Gross profit	12,027	19,289	28,909	38,073	61,202
Operating expenses:					
Fulfillment	2,646	4,140	6,629	8,393	8,954
Sales and marketing	5,135	6,991	10,845	13,147	14,284
General and administrative	4,851	8,004	11,116	14,871	29,083
Total operating expenses	12,633	19,134	28,590	36,411	52,321
Operating income (loss)	(606)	155	319	1,662	8,881
Interest income (expense), net	(10)	(17)	(515)	(1,150)	(401)
Other income (expense), net	(1)	24	743	(13)	250
Income tax benefit (expense)	—	11	1,279	(482)	(2,836)
Net income (loss)	$ (617)	$ 173	$ 1,826	$ 17	$ 5,894
Net income (loss) per share:					
Basic	$ (0.03)	$ 0.01	$ 0.08	$ —	$ 0.24
Diluted	$ (0.03)	$ 0.01	$ 0.08	$ —	$ 0.24
Weighted average number of shares outstanding					
Basic	21,896,780	22,086,780	23,188,380	23,188,380	24,216,942
Diluted	21,896,780	22,900,322	24,087,978	23,975,068	24,674,248
Consolidate Balance Sheet Data:					
Cash and cash equivalents	$ 316	$ 101	$ 1	$ 61	$ 8,658
Inventory	4,669	8,864	14,710	21,663	28,097
Working capital (deficit)	(728)	(1,895)	(6,535)	(5,990)	49,599
Total assets	9,229	15,527	36,662	46,869	107,679
Deferred revenue	646	901	1,213	2,379	1,919
Total debt	410	700	12,340	18,232	9,405
Stockholders' equity	2,878	3,458	6,153	6,965	74,500

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements and related notes thereto.

Overview

We are a leading online retailer and direct marketer, based on annual sales volume, of health and wellness products such as vitamins, dietary supplements, minerals, herbs, anti-oxidants, organic body and personal care products and sports nutrition and health foods. We offer our customers a selection of over 30,000 SKUs from over 1,600 third-party brands, such as New Chapter, Atkins, Nature's Way, Twinlab, Burt's Bees and Kashi and our own proprietary brands, Nutraceutical Sciences Institute (NSI), Cosmeceutical Sciences Institute (CSI), Best of All, Smart Basics and Walker Diet. We sell these products directly to consumers through our website, *www.vitacost.com*, as well as through our catalogs. Our website and catalogs allow customers to easily browse and purchase products at prices, on average, 30% to 60% lower than manufacturers' suggested retail prices. We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

Our success is driven primarily by our ability to attract new customers and grow our product offerings. Our customers are typically individuals seeking value in their purchases of health and wellness products. Our active customer base, which we define as customers who have purchased from us within the last 12 months, has steadily increased from approximately 270,000 at the end of 2005 to approximately 1.1 million as of December 31, 2009. For 2009, our per-customer acquisition cost, determined by dividing our acquisition-related marketing costs by the number of gross new customers, was $10.74. On average, our customers make purchases from us two to three times a year, and over the last twelve quarters, our average order value has ranged between $72 and $76. Our 2008 customer surveys reveal that over 95% of respondents are likely to reorder, citing as key factors our product selection, quality, competitive prices, speed, and accuracy of shipment. During 2009, approximately 80% of our orders were placed by repeat customers.

We began operations in 1994 as a catalog retailer of third-party vitamins and supplements under the name Nature's Wealth Company. In 1999, we launched Vitacost.com and introduced our proprietary vitamins and supplements under our NSI brand. In 2000, we began operations under the name Vitacost.com, Inc. During 2008, we began manufacturing certain proprietary products in-house and currently have the capacity to produce in excess of one billion tablets and capsules annually. Since our inception, we have shipped over ten million orders to our customers.

Stock-based Compensation Expense in Connection With IPO Executive Stock Option Grants

On June 30, 2009, we amended the employment agreements of certain of our named executive officers, including our Chief Executive Officer and Chief Financial and Accounting Officer. See "Executive Compensation — Employment Agreements." Pursuant to the amendments, upon completion of our initial public offering, all stock options owned by these officers became fully vested and nonforfeitable. Additionally, we issued additional fully vested, nonforfeitable options to these officers. In connection with the full vesting of the existing stock options and issuance of the new stock options, we recorded an aggregate non-cash expense of $10.9 million in the third quarter of 2009. We could be required to recognize additional compensation or similar expenses in the future, and these expenses could lower our profits. For further discussion of the factors that affect our revenues, see "Factors Influencing Future Operating Results."

Trends and Other Factors Affecting Our Business

The dietary supplement industry and our performance are affected by demographic trends as well as trends affecting health and lifestyle preferences and consumer spending. Changes in these trends and other factors that we may not foresee may also impact our business, including potential regulatory actions by the FDA and the FTC that may affect the viability of a given product that we offer. Our business allows us to respond to changing trends by introducing new products and adjusting our product mix and pricing. We will continue to expand our product offering and diversify our product lines.

We intend to continue our focus on meeting the demands of an increasingly aging population, as well as a rapidly growing fitness conscious public, and the effects of increasing costs of traditional healthcare.

The U.S. Census Bureau reports that the number of individuals in the 65 and over age group is expected to double in the next 25 years. Moreover, it is estimated that by 2030 the 65 or older group will comprise 20% of the population. We believe the increase in the population of this age group provides us with enhanced sales opportunities.

We believe that as the costs of healthcare continue to rise, lower-cost alternatives to prescription drugs and preventative supplementation will continue to be an attractive option for the American consumer. According to the California HealthCare Foundation, medical spending as a percentage of GDP increased from 5.2% to 16.0% between 1960 and 2006, and is projected to reach 19.5% of GDP by 2017. As more people seek to avoid costly medical issues and focus on prevention through diet, supplementation and exercise, we expect the demand in this market segment to provide us with continued opportunities. For example, lower-cost alternatives to expensive cholesterol lowering medications such as fish oil (essential fatty acids), are experiencing increasing popularity.

According to the Mintel "Health and Fitness Clubs — US — June 2009" report, 50% of U.S. adults and approximately 42% of those over the age of 55 maintain a regular fitness routine. The International Health, Racquet and Sportsclub Association found that health club memberships grew to more than 45 million memberships in 2008, up 15% from 2003. The Mintel report further stated that among those who do currently have a health club membership, 86% say they would renew if their membership were to expire today. We believe that the increase in our sales of sports supplements, which help with recovery and performance, is an indication of this growth, and that this will continue as fitness programs become an accepted lifestyle rather than a trend. When taken in context of the rising costs of healthcare, we believe the dietary supplement industry as a whole stands to benefit. A change in the trend toward healthy lifestyle living may decrease our sales which could adversely effect our business, financial condition and results of operations.

Our historical results have also been significantly influenced by our new product offerings. Since the beginning of 2004, we have added over 20,000 new proprietary and third-party products to our online store. This expanded product offering drives additional online traffic to our website and allows many of our existing customers and potential new consumers the ability to purchase all their health and wellness products with us.

To date, we have not been adversely effected by the current recession and resulting downturn in consumer confidence and discretionary spending. However, if consumer confidence or discretionary spending decreases more acutely or for longer than expected, our sales and margins may decrease which could have a material adverse effect on our business, financial condition and results of operations.

Sources of Revenue

We derive our revenue principally through the sale of product and freight billed to customers associated with the shipment of product. Our primary source of revenue is the sale of products. For 2009, product net sales accounted for approximately 93% of our total net sales, as compared to 92% for each of 2008 and 2007. Freight billed to customers for 2009 accounted for approximately 7% of our total net sales, as compared to 8% for each of 2008 and 2007.

Cost of Goods Sold and Operating Expenses

Cost of Goods Sold. Cost of goods sold consists primarily of the cost of the product and the cost of shipping the product to the customer.

Fulfillment. Fulfillment expenses include the costs of warehouse supplies, equipment, maintenance, employees and rent.

Sales and Marketing. Sales and marketing expenses include advertising and promotional expenditures, website referral expenditures, including third-party content license fees, traditional media advertising, catalog expenses and payroll related expenses for personnel engaged in marketing, sales, website development and maintenance, and new product research, development and introduction. We expense advertising costs as incurred.

General and Administrative. General and administrative expenses consist of management and executive compensation, customer service compensation, credit card fees, professional services and general corporate expenses, such as depreciation, amortization, telephone expenses, office supplies and repairs and maintenance on office equipment.

Results of Operations

The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated:

	Year Ended December 31,		
	2007	2008	2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	70.9	73.5	68.1
Gross profit	29.1	26.5	31.9
Operating expenses:			
Fulfillment	6.7	5.8	4.7
Sales and marketing	10.9	9.2	7.4
General and administrative	11.2	10.4	15.2
Total operating expense	28.8	25.4	27.3
Operating income	0.3	1.1	4.6
Net income	1.8	0.0	3.1

During 2008, we transitioned the manufacturing of our proprietary capsules and tablets from third-party manufacturers to in-house manufacturing and experienced approximately $3.2 million in losses related to this transition phase. We believe that over the next 12 to 18 months the manufacturing of our proprietary capsules and tablets will add additional incremental gross profit.

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008

Net Sales. Net sales increased by $48.2 million, or 33.6%, to $191.8 million for fiscal year ended 2009 from $143.6 million for fiscal 2008.

A summary of net sales for the years ended December 31, 2009 and 2008 is as follows (in thousands):

	Year Ended December 31,			
	2009	2008	$ Increase	% Increase
Third-party product[1]	$119,750	$ 87,264	$32,486	37.2%
Nutraceutical Sciences Institute and other proprietary products	58,480	45,505	12,975	28.5
Billed shipping and handling	13,577	10,833	2,744	25.3
	$191,807	$143,602	$48,205	33.6%

(1) Third-party product includes advertising and fees earned from affiliate programs of approximately $1.6 million and $1.9 million for the years ended December 31, 2008 and 2009, respectively.

Net sales of our proprietary products increased by $13.0 million, or 28.5%, from $45.5 million in 2008 to $58.5 million in 2009, and sales of third-party products increased by $32.5 million, or 37.2%, from $87.3 million in 2008 to $119.8 million in 2009. The increase in net sales was primarily the result of the net increase in our customer base and an increase in orders of 565,000, or 28.6%, from 1.97 million in 2008 to 2.54 million in 2009 and an increase in average order value from $73 in 2008 to $75 in 2009. Our customer base increased from approximately 555,000 active customers at December 31, 2007 to approximately 1.1 million active customers at December 31, 2009.

Cost of Goods Sold. Cost of goods sold increased by $25.1 million, or 23.8%, to $130.6 million for 2009 from $105.5 million in 2008. As a percentage of net sales, cost of goods sold decreased to 68.1% for 2009 from 73.5% for 2008. The decrease is primarily due to our transition from third-party manufacturing to in-house manufacturing of our proprietary products.

Gross Profit. As a result of the changes discussed in net sales and cost of goods sold, gross profit increased by $23.1 million, or 60.7%, to $61.2 million in 2009 from $38.1 million in 2008 and gross profit as a percentage of net sales increased to 31.9% in 2009 from 26.5% in 2008.

Fulfillment. Fulfillment expense increased $561,000 or 6.7%, to $9.0 million for 2009 from $8.4 million in 2008. As a percentage of net sales, fulfillment expense decreased to 4.7% for 2009 from 5.8% for 2008. This decrease in fulfillment expense as a percentage of net sales was primarily attributable to better utilization of distribution capacity.

Sales and Marketing. Sales and marketing expense increased $1.1 million, or 8.6%, to $14.3 million in 2009 from $13.1 million in 2008. The aggregate dollar increase in sales and marketing expense is the result of third-party marketing services and online advertising that are variable and therefore increase as volume increases. As a percentage of sales, however, sales and marketing expense decreased to 7.4% for 2009 from 9.2% for 2008, due primarily to reducing less effective marketing programs.

General and Administrative. General and administrative expenses increased $14.2 million, or 95.6%, to $29.1 million in 2009 from $14.9 million in 2008. The gross increase in general and administrative expenses in 2009 is primarily due to $10.9 million of stock-based compensation expense recorded in connection with IPO Executive Stock Option Grants as described previously. Excluding this $10.9 million of stock-based compensation expense, general and administration expenses increased $3.3 million, or 22.1% to $18.2 million for 2009 while as a percentage of sales, general and administrative expenses excluding the $10.9 million of stock based compensation decreased to 9.5% for 2009 from 10.4% for 2008, primarily due to better utilization of fixed costs.

Interest Expense. Interest expense decreased $738,000, or 59.7%, to $498,000 for the year ended December 31, 2009, from $1.2 million for the year ended December 31, 2008. Approximately $236,000 of the change in interest expense related to the change in the fair value of interest rate swaps. Additionally, the Company utilized part of the IPO proceeds to reduce its debt to $9.4 million as of December 31, 2009 compared to $18.2 million as of December 31, 2008.

Income Tax Benefit (Expense). Income tax expense increased by $2.4 million, or 489%, to $2.8 million for the year ended December 31, 2009, from $482,000 for the year ended December 31, 2008. The Company had increased operating income to $8.9 million for the year ended December 31, 2009, from $1.7 million for the year ended December 31, 2008.

Inventory. Inventory increased by $6.4 million, or 29.7%, to $28.1 million as of December 31, 2009, from $21.7 million as of December 31, 2008. The increase in inventory is a result of the need to maintain more inventory on hand to meet the growth in sales, the transition of sourcing proprietary products from third-party manufacturers to in-house manufacturing, and an increase in the product assortment, resulting in an increase in the number of SKUs maintained.

Property and Equipment. Net property and equipment increased by $2.7 million, or 13.8%, to $22 million as of December 31, 2009, from $19.3 million as of December 31, 2008. The increase is primarily related to the build-out of the manufacturing and distribution facility.

Debt. The line of credit balance decreased by $5.9 million, or 63.3%, to $3.5 million as of December 31, 2009, from $9.4 million as of December 31, 2008. Additionally, $2.0 million of notes payable to related parties were paid in full during the year ended December 31, 2009. The decrease in debt was funded with proceeds from the IPO.

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

Net Sales. Net sales increased by $44.3 million, or 44.6%, to $143.6 million for fiscal year ended 2008 from $99.3 million for fiscal 2007.

A summary of net sales for the years ended December 31, 2008 and 2007 is as follows (in thousands):

	Year Ended December 31,			
	2008	2007	$ Increase	% Increase
Third-party product[1]	$ 87,264	$57,170	$30,094	52.6%
NSI and other proprietary product	45,505	34,658	10,847	31.3
Billed freight	10,833	7,462	3,371	45.2
	$143,602	$99,290	$44,312	44.6%

(1) Third-party product includes advertising and fees earned from affiliate programs of approximately $840,000 and $1.6 million for the years ended December 31, 2007 and 2008, respectively.

Net sales of our proprietary products increased by $10.8 million, or 31.3%, from $34.7 million in 2007 to $45.5 million in 2008, and sales of third-party products increased by $30.1 million, or 52.6%, from $57.2 million in 2007 to $87.3 million in 2008. The increase in net sales was primarily the result of the net increase in our customer base and an increase in orders of 663,000, or 50.7%, from 1.31 million in 2007 to 1.97 million in 2008, which offset a slight decrease in average order value from $76 in 2007 to $73 in 2008. Our customer base increased from approximately 555,000 active customers at December 31, 2007 to approximately 820,000 active customers at December 31, 2008.

Cost of Goods Sold. Cost of goods sold increased by $35.1 million, or 49.9%, to $105.5 million for 2008 from $70.4 million in 2007. As a percentage of net sales, cost of goods sold increased to 73.5% for 2008 from 70.9% for 2007. The increase is primarily due to expenses associated with our transition from third-party manufacturing to in-house manufacturing of our proprietary products.

Gross Profit. As a result of the changes discussed in net sales and cost of goods sold, gross profit increased by $9.2 million, or 31.7%, to $38.1 million in 2008 from $28.9 million in 2007 and gross profit as a percentage of net sales decreased to 26.5% in 2008 from 29.1% in 2007.

Fulfillment. Fulfillment expense increased $1.8 million or 26.6%, to $8.4 million for 2008 from $6.6 million in 2007. As a percentage of net sales, fulfillment expense decreased to 5.8% for 2008 from 6.7% for 2007. This decrease in fulfillment expense as a percentage of net sales was primarily attributable to better utilization of distribution capacity.

Sales and Marketing. Sales and marketing expense increased $2.3 million, or 21.2%, to $13.1 million in 2008 from $10.8 million in 2007. The aggregate dollar increase in sales and marketing expense is the result of third-party marketing services and online advertising that are variable and therefore increase as volume increases. As a percentage of sales, however, sales and marketing expense decreased to 9.2% for 2008 from 10.9% for 2007, due primarily to reducing less effective marketing programs.

General and Administrative. General and administrative expenses increased $3.8 million, or 33.8%, to $14.9 million in 2008 from $11.1 million in 2007. The increase in general and administrative expenses in 2008 is primarily attributable to an increase in credit card processing fees of approximately $1.0 million due to an increase in the number of transactions associated with the increase in net sales and an increase in depreciation and amortization of approximately $1.3 million primarily due to the North Carolina facility expansion and acquisition of property and equipment. As a percentage of sales, general and administrative expense decreased to 10.4% for 2008 from 11.2% for 2007, primarily due to better utilization of fixed costs.

Interest Expense. Interest expense increased $626,000, or 103%, to $1.2 million for the year ended December 31, 2008, from $610,000 for the year ended December 31, 2007. Approximately $463,000 of the change in interest expense related to the change in the fair value of interest rate swaps the Company has entered into. Additionally, the Company obtained additional debt during the year ended December 31, 2008 to fund growth and capital acquisitions, with $18.2 million of debt as of December 31, 2008 compared to $12.3 million of debt as of December 31, 2007.

Income Tax Benefit (Expense). Income tax expense increased by $1.8 million, or 137%, to $482,000 for the year ended December 31, 2008, from a benefit of $1.3 million for the year ended December 31, 2007. The Company had increased operating income of $1.4 million, to $1.7 million for the year ended December 31, 2008, from $300,000 for the year ended December 31, 2007. Additionally, the Company obtained a $1.8 million income tax benefit for the year ended December 31, 2007 as a result of reducing the valuation allowance for net operating loss carryforwards that were expected to be utilized to offset future taxable income.

Historical Cash Flows

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008

Net Cash Provided by (Used in) Operating Activities. For the year ended December 31, 2009, net cash provided by (used in) operations was $14.1 million compared to $(0.6) million for the year ended December 31, 2008. The increase in 2009 of $13.5 million was primarily attributable to an increase in net income of $5.9 million and to increases in stock based compensation, depreciation and accounts payable, which is partially offset by increases in inventory and deferred taxes.

Net Cash Used in Investing Activities. For the year ended December 31, 2009, net cash used in investing activities was $46.5 million compared to $5.2 million for the year ended December 31, 2008. Our investing activities consist primarily of an investment in securities available for sale and the acquisition of property and equipment. Expenditures for property and equipment during 2009 and 2008 related to the acquisition of furniture, fixtures and equipment and technology system infrastructure, including software required to expand capacity and improve overall operating efficiency.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $41.0 million and $5.9 million for the years ended December 31, 2009 and 2008, respectively. During 2009, we received approximately $47.1 million in proceeds, net of issuance costs of $6.0 million for the sale of common stock in connection with our initial public offering which was completed on September 29, 2009. During 2009, we paid $5.9 million on the line of credit and paid in full, notes payable to related parties in the amount of $2 million.

Liquidity and Capital Resources

Since our formation through 2006, we have primarily funded our operations through the sale of equity securities and cash generated from operations. During 2007 and 2008, we funded operations and investments in manufacturing and distribution facilities, as well as the related equipment, primarily through loan agreements and cash generated from operations. In 2009, the Company received net proceeds of approximately $47.1 million from its initial public offering after deducting underwriting discounts, commissions and offering expenses.

Liquidity. The significant components of our working capital are inventory and accounts receivable, primarily from credit cards processors, reduced by accounts payable, accrued expenses and our line of credit. The working capital characteristics of our business allow us to collect cash from sales to customers within a few business days of the related sale, while we typically have extended payment terms with our suppliers. At December 31, 2009, we had $8,658,000 in cash and cash equivalents and positive working capital of $49.6 million compared with $61,326 in cash and cash equivalents and working capital deficit of approximately $6.0 million at December 31, 2008. The Company has invested its excess IPO proceeds in securities available for sale compromised of investment grade municipal debt securities having an aggregate fair market value of $35,787,227 at December 31, 2009, which approximates cost. The Company believes the securities can be converted to cash as required to meet the Company's expansion plans.

Aggregate Notes Payable. The future aggregate maturities of borrowings are as follows:

Year Ending December 31,	
2010	$1,090,969
2011	1,064,105
2012	940,644
2013	116,265
2014	2,699,028
	$5,911,011

Our future capital requirements will depend on many factors, including:

- the rate of our revenue growth;
- the timing and extent of expenditures to enhance our website, network infrastructure, and transaction processing systems;
- the extent of our advertising and marketing programs;
- the levels of the inventory we maintain; and
- other factors relating to our business.

We may require additional financing in the future in order to execute our operating plan. We cannot predict whether future financing, if any, will be in the form of equity, debt, or a combination of both. We may not be able to obtain additional funds on a timely basis, on acceptable terms, or at all.

Aggregate Contractual Obligations. A summary of contractual cash obligations as of December 31, 2009 is as follows:

	Payments Due By Period				
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$ 7,342,314	$ 1,296,059	$2,736,143	$2,802,868	$507,244
Long-term debt and capital leases	5,946,463	1,126,421	2,004,749	2,815,293	—
Interest on long-term debt and capital leases	1,074,027	360,014	510,645	203,368	—
Line of Credit	3,458,183	3,458,183	—	—	—
Equipment purchase obligations	6,912,604	6,912,604	—	—	—
	$24,733,591	$13,153,281	$5,251,537	$5,821,529	$507,244

We have various noncancelable operating leases that expire in various years through August 2016 for the rental of office space. Rent expense totaled $1,050,021 and $1,101,560 for the years ended December 31, 2009 and 2008, respectively.

Effects of Inflation

Inflation generally affects us by increasing costs of raw materials, labor and equipment. We do not believe that inflation had any material effect on our results of operations in the periods presented in our financial statements.

Factors Influencing Future Operating Results

The following factors and events may influence our future operating results:

- *Continued Development of Manufacturing.* Our manufacturing facility located in Lexington, North Carolina currently produces approximately 64% of our proprietary SKUs. We believe our current manufacturing capacity for proprietary capsule and tablet SKUs is sufficient to handle production for the next 18 to 24 months. Currently, we only have manufacturing capabilities for solid dose capsule and tablet forms. It is our intention to expand our manufacturing capabilities to include the production of powders, liquids and softgels. While we will incur capital expenditures related to the production of powders, liquids and softgels, we believe producing these products in-house will result in significant margin improvements by eliminating third-party manufacturing costs and providing additional control over product quality and production schedules. We estimate that over the next 12 – 24 months we will use approximately $8.0 million of the proceeds from the offering for capital expenditures on the continued development of our manufacturing capabilities.

- *Third Distribution Facility.* To the extent we continue to grow revenue it may be necessary and cost-effective to open a third distribution facility and/or expand the footprint of one or both of the current distribution facilities. We expect our distribution facilities will allow us to meet our product requirements for the next 12 to 18 months and thereafter, we will require additional space to expand our distribution capabilities. It is anticipated that the start-up and transition costs to open a third distribution facility would be offset by the benefits of lower shipping costs and improved order fulfillment turnaround. We estimate the capital expenditure for opening a third distribution facility to be approximately $6.0 million, which we expect will be funded through either traditional commercial loan financing, cash flow from operations, proceeds from the offering or a combination thereof.

- *Research and Product Development.* Our growth strategy includes the expansion and enhancement of product offerings under our proprietary brands and the addition of select third-party manufactured products. This expansion in product offerings will be based upon published scientific research in the nutraceutical and dietary marketplaces and the demands of our customers. To successfully execute our growth strategy, we expect an increase in our product research and development costs.

- *Competitive Pricing.* The market for nutritional supplements is highly competitive and price sensitive. Our value proposition to our customers includes a commitment to provide consistently low prices. To execute this element of our business strategy, we have in the past lowered the offered price for selected third-party branded products. Implementing this strategy again in the future could have a negative impact on our gross margins.

- *Operation as a Public Company.* Our historical results of operations reflect our operation as a private company. We anticipate that our general and administrative expenses will increase as a result of becoming a public company. This anticipated increase will result from the cost of accounting and support services related to compliance with the Sarbanes-Oxley Act of 2002, staffing of an internal audit function, filing annual and quarterly reports with the Securities and Exchange Commission, increased audit fees, investor relations, directors' compensation, directors' and officers' insurance, legal fees, registrar and transfer agent fees and NASDAQ fees.

- *Healthcare Reform Legislation.* Although pending healthcare reform legislation as currently proposed may increase our fixed annual employee costs (see "Risk Factors — Complying with proposed healthcare reform legislation could increase our costs and have a material adverse effect on our business, financial condition or results of operations"), we believe that one of the main premises upon which any healthcare reform legislation will be based is preventative care and wellness initiatives. We believe that this premise will likely lead to more infrastructure being built in community health education and health maintenance including scientific research, preventative care doctor visits and healthcare consultations. It is possible these types of initiatives will adversely effect our results of operations as healthcare options become more available to individuals thus limiting reliance and spending on vitamins and dietary supplements. However, we believe this type of activity is more likely to result in greater awareness and education in the area of dietary supplementation and vitamin benefits, leading to increased spending on a national level. A patient who could not afford to be educated in the past concerning the benefits of supplementing his diet with vitamins and dietary supplements may have more opportunities in the form of individual consultations with health professionals, which may increase awareness of proper nutrition and disease prevention health alternatives in the form of vitamins and dietary supplements. We believe this may have a positive impact on our sales of vitamins and dietary supplements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles of the U.S. (GAAP).

The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition, stock-based compensation, inventories, income taxes, goodwill and intangible assets. In applying such policies, we exercise our best judgment and best estimates. For a further discussion of these Critical Accounting Policies and Estimates, as well as a description of our other significant accounting policies, see "Notes to Consolidated Financial Statements — Note 1."

Inventory. Inventory, consisting primarily of nutritional supplements, is stated at the lower of cost or market on a first in, first out (FIFO) method. Management determines the inventory reserve by regularly reviewing and evaluating individual inventory items and movement history. Inventory is written off when deemed obsolete or unsellable. Future factors, such as changes in consumer demand and reports in the media deemed negative to certain products we market and sell, could impact management's inventory reserve estimates.

Income Taxes. Income taxes are computed under an asset and liability approach whereby deferred tax assets and liabilities are recognized based on the difference between the financial statement amounts and the tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

Stock-based Compensation. We provide stock incentive plans which have reserved an aggregate of 7,000,000 shares of common stock of Vitacost to grant nonqualified and incentive stock options to employees, officers, directors and certain non-employees. Under the terms of the plan, options to purchase stock are granted at an exercise price that is determined by the compensation committee of our board of directors. Nonqualified options generally become exercisable on the date of the grant and expire in ten years. Incentive stock options generally become exercisable over a five-year period and the maximum term of the option may not exceed ten years. As of December 31, 2009, options granted primarily to our directors were exercisable at prices that range from $0.16 to $10.35 per share. Options granted to employees were exercisable at prices that range from $0.31 to $12.00 per share.

The fair value of each option award is estimated on the date of grant using an option valuation method that uses the assumptions noted in the following table. The closed-form valuation technique incorporates assumptions for the expected volatility of the stock price, the expected term of the option, expected dividends, forfeitures and risk-free interest rate for the expected term of the option. As a result of its limited trading history, we use expected volatilities based on the historical volatility of a sample of companies in a similar industry that reflects our size. The expected term of the option is based on historical experience and represents the time period options actually remain outstanding. The risk-free interest rate takes into account the time value of money. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at time of grant. We estimated forfeitures based on historical pre-vesting forfeitures and shall revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We do not expect to pay dividends. Changes in management's estimates of some or all of these factors may impact management's estimates for stock-based compensation as computed under the current authoritative guidance.

The fair value of each option granted was estimated using the following assumptions:

	2009	2008	2007
Expected life – employees	8 years	4.5 – 7.5 years	5.5 – 8 years
Expected life – senior management	5 – 6 years	5 years	5.5 – 7.5 years
Volatility percentage	67% – 78%	65% – 79%	65% – 87%
Interest rate	2.40% – 3.30%	1.55% – 3.99%	5.03%
Dividends	None	None	None
Forfeiture rate – senior management	1.00%	1.00%	1.00%
Forfeiture rate – employees	4.00%	4.00%	4.00%

Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (FASB) issued authoritative guidance which amends and expands the disclosure requirements for derivative instruments and hedging activities. The guidance requires additional disclosures to better convey the purpose of derivative use in terms of risks that the entity is intending to manage. The additional disclosures include the fair values of derivative instruments and their gains and losses with the intent to provide a more complete picture of the location in the financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period; credit-risk–related contingent features to provide information on the potential effect on an entity's liquidity; and cross-referencing within the footnotes to help financial statement users locate important information about derivative instruments. We adopted the guidance as of January 1, 2009.

In April of 2009, the FASB issued authoritative guidance on amending disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. As this pronouncement is only disclosure-related, adoption did not have an impact on our financial position and results of operations.

In April 2009, the FASB issued authoritative guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The Company adopted this guidance for the quarter ending June 30, 2009. The Company has evaluated subsequent events through the date that the financial statements are issued.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. However, we do not believe that a change in market interest rates would have a material effect on our results of operations or financial condition. Although we derive a portion of our sales outside of the U.S., all of our sales are denominated in U.S. dollars. We have limited exposure to financial market risks, including changes in interest rates and foreign currency exchange rates. Inflation generally affects us by increasing costs of raw materials, labor and equipment. We do not believe that inflation had any material effect on our results of operations in the periods presented in our financial statements.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Vitacost.com, Inc.

We have audited the accompanying consolidated balance sheets of Vitacost.com, Inc. (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vitacost.com, Inc. as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP
Fort Lauderdale, Florida
March 30, 2010

VITACOST.COM, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008

	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 8,658,157	$ 61,326
Securities available for sale	35,787,227	—
Accounts receivable	735,355	842,523
Other receivables	1,055,372	645,451
Related party receivables	—	215,241
Inventory, net	28,096,884	21,662,746
Prepaid expenses	1,988,538	656,975
Deferred tax asset	1,167,724	1,179,288
Total current assets	77,489,257	25,263,550
Property and equipment, net	21,961,903	19,305,832
Goodwill	2,200,000	2,200,000
Intangible assets, net	9,446	13,947
Deposits	4,656,128	85,207
Deferred tax asset	1,361,817	—
	8,227,391	2,299,154
Total assets	$107,678,551	$46,868,536
LIABILITY AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Line of credit	$ 3,458,183	$ 9,412,630
Current maturities of notes payable	1,090,969	983,032
Current maturities of capital lease obligations	35,452	58,343
Accounts payable	18,052,495	15,769,909
Deferred revenue	1,919,352	2,379,298
Accrued expenses	3,282,476	2,620,760
Income taxes payable	51,221	29,252
Total current liabilities	27,890,148	31,253,224
Notes payable, less current maturities	4,820,042	5,740,436
Notes payable, related party	—	2,000,000
Capital lease obligations, less current maturities	—	37,698
Deferred tax liability	—	167,368
Interest rate swap liability	468,719	704,840
Total liabilities	$ 33,178,909	$39,903,566
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, par value $.00001 per share; authorized 25,000,000; no shares issued and outstanding at December 31, 2009 and 2008	$ —	$ —
Common stock, par value $.00001 per share; authorized 100,000,000; 27,488,353 and 23,188,380 shares issued and outstanding at December 31, 2009 and 2008, respectively	275	232
Additional paid-in capital	71,932,256	11,457,241
Note receivable from exercise of options	—	(1,165,625)
Retained earnings (deficit)	2,567,111	(3,326,878)
Total stockholders' equity	74,499,642	6,964,970
Total liabilities and stockholders' equity	$107,678,551	$46,868,536

See Notes to Consolidated Financial Statements.

VITACOST.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Net Sales	$191,807,029	$143,602,279	$99,290,423
Cost of goods sold	130,605,493	105,529,254	70,381,559
Gross profit	61,201,536	38,073,025	28,908,864
Operating expenses:			
Fulfillment	8,953,592	8,392,639	6,628,753
Sales and marketing	14,283,715	13,146,574	10,844,658
General and administrative	29,082,595	14,871,648	11,116,533
	52,319,902	36,410,861	28,589,944
Operating income	8,881,634	1,662,164	318,920
Other income (expense):			
Interest income	96,544	85,918	94,058
Interest expense	(497,934)	(1,236,330)	(609,505)
Other income (expense)	249,811	(12,717)	744,473
	(151,579)	(1,163,129)	229,026
Income before income taxes	8,730,055	499,035	547,946
Income tax (expense) benefit	(2,836,066)	(481,628)	1,278,552
Net income	$ 5,893,989	$ 17,407	$ 1,826,498
Basic per share information:			
Net income available to common stockholders	$ 0.24	$ 0.00	$ 0.08
Weighted average shares outstanding	24,216,942	23,188,380	23,188,380
Diluted per share information			
Net income available to common stockholders	$ 0.24	$ 0.00	$ 0.08
Weighted average shares outstanding	24,674,248	23,975,068	24,087,978

See Notes to Consolidated Financial Statements.

VITACOST.COM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2009, 2008 and 2007

	Common Stock		Additional Paid-In Capital	Note Receivable from Exercise of Options	Retained Earnings (Deficit)	Total
	Shares	Amount				
Balance, December 31, 2006	22,086,780	$221	$ 8,628,686	$ —	$(5,170,783)	$ 3,458,124
Stock options exercised	1,101,600	11	1,246,737	(1,165,625)	—	81,123
Net income	—	—	—	—	1,826,498	1,826,498
Stock-based compensation expense	—	—	786,937	—	—	786,937
Balance, December 31, 2007	23,188,380	232	10,662,360	(1,165,625)	(3,344,285)	6,152,682
Net income	—	—	—	—	17,407	17,407
Stock-based compensation expense	—	—	794,881	—	—	794,881
Balance, December 31, 2008	23,188,380	232	11,457,241	(1,165,625)	(3,326,878)	6,964,970
Stock options exercised	62,000	1	13,810	—	—	13,811
Stock repurchased and retired	(360,000)	(4)	(499,996)	—	—	(500,000)
Repayment of note receivable	—	—	—	1,165,625	—	1,165,625
Stock issued in initial public offering net of offering costs of $6.0 million[1]	4,597,973	46	47,093,308	—	—	47,093,354
Net income	—	—	—	—	5,893,989	5,893,989
Stock-based compensation expense	—	—	11,831,331	—	—	11,831,331
Income tax benefit from stock options exercised	—	—	2,036,562	—	—	2,036,562
Balance, December 31, 2009	27,488,353	$275	$71,932,256	$ —	$ 2,567,111	$74,499,642

(1) Includes 169,528 shares related to the exercise of options in connection with the initial public offering.

See Notes to Consolidated Financial Statements.

VITACOST.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash Flows From Operating Activities			
Net income	$ 5,893,989	$ 17,407	$ 1,826,498
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation	3,645,616	2,839,089	1,492,554
Amortization	4,500	25,244	25,244
Change in fair value of interest rate swap	(236,121)	463,138	241,702
Stock-based compensation expense	11,831,330	794,881	786,937
Deferred taxes	(1,517,621)	418,286	(1,326,962)
Provision for inventory reserve	25,249	149,615	53,939
(Gain) loss on disposition of property and equipment and other assets	89,767	(56,937)	(766,253)
Changes in assets and liabilities:			
(Increase) decrease in:			
Accounts receivable	107,168	(261,414)	(200,082)
Other receivables	(409,921)	(34,958)	(331,369)
Inventory	(6,459,387)	(7,102,566)	(5,900,227)
Prepaid expenses	(1,331,563)	(324,343)	(156,849)
Increase (decrease) in:			
Accounts payable	2,282,586	1,295,341	4,430,341
Deferred revenue	(459,946)	1,165,799	312,897
Accrued expenses	661,716	(24,114)	1,566,107
Income taxes payable	21,969	1,849	25,276
Net cash provided by (used in) operating activities	14,149,331	(633,683)	2,079,753
Cash Flows From Investing Activities			
Proceeds from disposition of property, equipment and intangible assets	1,032,429	118,920	2,070,632
Advance to related party	—	(215,241)	—
Investment in securities available for sale	(35,787,227)	—	—
Proceeds from repayment of related party advance	215,241	—	—
Payments for the purchase of property and equipment	(7,423,883)	(5,153,841)	(15,736,395)
(Increase) decrease in deposits	(4,570,921)	52,452	(52,639)
Net cash used in investing activities	(46,534,361)	(5,197,710)	(13,718,402)
Cash Flows From Financing Activities			
Borrowings on note payable	—	—	7,799,079
Principal payments on note payable	(812,457)	(975,244)	(800,322)
Borrowings on related party note payable	—	2,575,000	—
Repayments on related party note payable	(2,000,000)	(575,000)	—
Net (repayments) borrowings on line of credit	(5,954,447)	4,933,153	4,479,477
Repayments on capital lease obligation	(60,589)	(65,865)	(21,409)
Repayment of note receivable from exercise of stock options	1,165,625	—	—
Proceeds from the exercise of stock options	13,811	—	81,123
Tax benefit from stock based compensation	2,036,564	—	—
Net proceeds from initial public offering	47,093,354	—	—
Payments for redemption of common stock	(500,000)	—	—
Net cash provided by financing activities	40,981,861	5,892,044	11,537,948
Net increase (decrease)	8,596,831	60,651	(100,701)
Cash and cash equivalents:			
Beginning	61,326	675	101,376
Ending	$ 8,658,157	$ 61,326	$ 675
Supplemental Disclosures of Cash Flow Information Cash payments for:			
Interest	$ 734,055	$ 773,192	$ 367,802
Income taxes	$ 1,229,000	$ 120,000	$ 30,159
Supplemental Schedule of Noncash Investing and Financing Activities			
Property and equipment purchased through a capital lease	$ —	$ —	$ 183,316
Property and equipment purchased through accounts payable	$ —	$ 433,105	$ —
Property and equipment purchased through notes payable	$ —	$ —	$ 7,799,079
Note receivable for exercise of options	$ —	$ —	$ 1,165,625

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: Vitacost.com, Inc. ("Vitacost" or the "Company") is involved in the distribution of nutritional supplements as an internet-based retailer. Vitacost was incorporated in 1994 and entered the internet-based retailing area in 1999. Vitacost sells a proprietary and internally developed line of nutraceuticals as well as a selection of other manufacturers' brand-name vitamin products. The Company distributes products from two primary locations in North Carolina and Nevada.

Initial Public Offering: On September 23, 2009, the Company's initial public offering of common stock, in which 11.0 million shares of common stock were sold to the public at an offering price of $12.00 per share, was effective and closed on September 29, 2009. The offering included approximately 4.4 million shares sold by the Company and approximately 6.6 million shares sold by the selling stockholders. The net proceeds to the Company from this offering were approximately $47.1 million, after deducting underwriting discounts, commissions and offering expenses.

A summary of Vitacost.com, Inc. significant accounting policies follows:

Earnings per Share: The Company computes earnings per share by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potentially dilutive common shares, including stock options. The following table reconciles basic weighted-average shares outstanding to diluted weighted-average shares outstanding for years ended December 31, 2009, 2008 and 2007:

	Years Ended December 31,		
	2009	2008	2007
Weighted-average shares outstanding – basic	24,216,942	23,188,380	23,188,380
Stock options	457,306	786,688	899,598
Weighted-average shares outstanding – diluted	24,674,248	23,975,068	24,087,978

For all periods we reported income, common stock equivalents related to employee stock-based compensation are not included in the computation of diluted earnings per share to the extent that their exercise price exceeded market value. Securities that could potentially dilute earnings per share in the future, but which were not included in the calculation of diluted earnings per share because to do so would have been antidilutive for the periods presented, are as follows:

	Years Ended December 31,		
	2009	2008	2007
Antidilutive common stock equivalents excluded from diluted earnings per share	431,000	698,469	503,724

Principals of Consolidation: The consolidated financial statements include the accounts of Vitacost and any wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include management's forecast of future cash flows used as a basis to assess recoverability of long-lived assets, including intangible assets and goodwill, the reserve for inventory obsolescence and assumptions used in valuation of the Company's stock.

Note 1. Nature of Business and Significant Accounting Policies – (continued)

Cash and Cash Equivalents: The Company considers all highly-liquid investments purchased with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash and cash equivalents in various bank deposit accounts which, at times, may exceed the federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on such accounts.

Securities Available for Sale: Available-for-sale securities consist of investment grade municipal debt securities not classified as trading or held-to-maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. The aggregate fair value of securities available for sale as of December 31, 2009 is $35,787,227, which approximates cost. The fair value of available-for-sale securities by contractual maturity as of December 31, 2009, is as follows:

	2009
Due within one year	$ 5,329,785
Due after one year through three years	2,370,823
Due after three years	28,086,619
	$35,787,227

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the expected cash flows of the securities; the financial health of and business outlook for the issuer; the performance of the underlying assets for interests in securitized assets; and the Company's intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in investment income and a new cost basis in the investment is established.

Accounts Receivable: Accounts receivable consist of amounts in transit from banks for customer credit card, debit card and electronic benefit transfer transactions that are generally processed by the banks within seven days of authorization. Based on the Company's historical collection experience and a review of the current status of accounts receivable, no allowance for doubtful accounts has been recorded as of December 31, 2009 and 2008.

Other Receivables: Other receivables primarily consist of amounts due from vendors under marketing cooperative arrangements. Amounts recorded relative to these arrangements are classified as a reduction of advertising expense, included in sales and marketing expenses. Pursuant to these agreements, for the years ended December 31, 2009, 2008, and 2007 advertising expense was reduced by approximately $1,424,000, $888, 000, and $613, 000, respectively.

Inventory: Inventory, consisting primarily of nutritional supplements, is stated at the lower of cost or market on a first in, first out ("FIFO") method. Management determines the inventory reserve by regularly reviewing and evaluating individual inventory items and movement history. Inventory is written off when deemed obsolete or unsellable. Based on its experiences, the Company recorded a reserve of approximately $352,000 and $327,000 at December 31, 2009 and 2008, respectively.

Note 1. Nature of Business and Significant Accounting Policies – (continued)

Property and Equipment: Property and equipment is stated at cost. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the assets or the lease term. Depreciation is computed using the straight-line method over the following estimated useful lives:

	Years
Furniture, fixtures and equipment	3 – 7
Computers	3 – 5
Software	3 – 5
Leasehold improvements	6 – 39
Buildings and building improvements	39

Upon retirement or sale, the cost and accumulated depreciation are eliminated from the accounts and the gain or loss, if any, is included in the consolidated statements of operations.

Goodwill: The Company reviews goodwill for impairment annually or, when events or circumstances dictate, more frequently. The Company completed the annual goodwill impairment test and no impairment exists as of December 31, 2009.

Intangible Assets: Intangible assets primarily consist of customer lists and internet domain names acquired as a result of business combinations and are being amortized over their estimated useful lives of five to ten years, using the straight-line method.

Long-Lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the asset with the estimated undiscounted future cash flows associated with the use of the asset and its eventual disposition. Should the review indicate that the asset is not recoverable; the Company's carrying value of the asset would be reduced to its estimated fair value, which is measured by future discounted cash flows.

Revenue Recognition and Shipping and Handling: Revenue from the sale of vitamins, nutritional supplements and other related products is recognized when all the following criteria are met: a customer executes an order, the sales price and the shipping and handling fee have been determined, credit card authorization has occurred and collection is reasonably assured and the product has been received by the customer. The Company's internet sales are made to customers permitting certain limited rights of return for a 30-day period. It has been the Company's experience that such returns have been insignificant. Based on its experience, the Company recorded a reserve of $103,000 and $85,000 at December 31, 2009 and 2008, respectively.

The Company enters agreements whereby third parties are able to advertise through the Company's website. The Company is paid and recognizes revenue based upon the contractual agreement, generally upon consummation of a sale by the third party advertiser. Revenue related to these agreements was approximately $1.9 million, $1.5 million, and $840,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Shipping and handling billed to customers is classified as revenue and totaled approximately $13,576,000, $10,883,000, and $7,462,000 for the years ended December 31, 2009, 2008, and 2007, respectively. Shipping and handling costs are expensed as incurred and recorded as a component of cost of goods sold. Shipping and handling expense totaled approximately $16,654,000, $14,751,000, and $10,204,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

Deferred Revenue: Deferred revenue represents orders that have been shipped but not yet received by the customer.

Note 1. Nature of Business and Significant Accounting Policies – (continued)

Operating Expenses: The Company's operating expenses are grouped into three categories: fulfillment, sales and marketing and general and administrative. The following is a brief synopsis of each category:

Fulfillment Expenses: Fulfillment expenses include the costs of warehouse supplies, equipment, maintenance, employees and rent.

Sales and Marketing Expenses: Sales and marketing expenses include advertising and promotional expenditures, website referral expenditures including third-party content license fees, traditional media advertising, catalogue expenses and payroll-related expenses for personnel engaged in marketing, sales and website development and maintenance. The Company expenses advertising costs as incurred. Total advertising expense amounted to approximately $7,398, 000 , $7,355,000, and $7,805,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

General and Administrative Expenses: General and administrative expenses consist of management and executive compensation, customer service compensation, credit card fees, professional services and general corporate expenses, such as depreciation, amortization, telephone expenses, office supplies, and repairs and maintenance on office equipment.

Stock-Based Compensation: The Company provides a stock incentive plan which has reserved 7,000,000 shares of common stock of Vitacost to grant nonqualified and incentive stock options to employees, officers, directors and certain nonemployees. Under the terms of the plan, options to purchase stock are granted at an exercise price that is determined by the Compensation Committee of the Company's Board of Directors. Nonqualified options generally become exercisable on the date of the grant and expire in ten years. Incentive stock options generally become exercisable over a five-year period and the maximum term of the option may not exceed ten years. Compensation cost related to stock options recognized in earnings in 2009, 2008, and 2007 was approximately $11,831,000, $795,000, and $787,000 on a pretax basis, respectively.

The Company recognizes compensation expense for stock awards based on fair value and related tax effects as they vest. The fair value of each option award is estimated on the date of grant using an option valuation method that uses the assumptions noted in the following table. The closed-form valuation technique incorporates assumptions for the expected volatility of the stock price, the expected term of the option, expected dividends, forfeitures and risk-free interest rate for the expected term of the option. As a result of its limited trading history, the Company uses expected volatilities based on the historical volatility of a sample of companies in a similar industry that reflects the size of the Company. The expected term of the option is based on historical experience and represents the time period options actually remain outstanding. The risk-free interest rate takes into account the time-value of money. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at time of grant. The Company estimates forfeitures based on historical pre-vesting forfeitures and revises those estimates in subsequent periods if actual forfeitures differ from those estimates.

The fair value of each option granted was estimated using the following assumptions:

	2009	2008	2007
Expected life – employees	8 years	4.5 – 7.5 years	5.5 – 8 years
Expected life – senior management	5 – 6 years	5 years	5.5 – 7.5 years
Volatility percentage	67% – 78%	65% – 79%	65% – 87%
Interest rate	2.40% – 3.30%	1.55% – 3.99%	5.03%
Dividends	None	None	None
Forfeiture rate – senior management	1.00%	1.00%	1.00%
Forfeiture rate – employees	4.00%	4.00%	4.00%

Note 1. Nature of Business and Significant Accounting Policies – (continued)

Segment Reporting: The Company offers third-party products as well as proprietary products in a variety of categories to their customers. The products represent one operating segment as, other than revenue, no discrete financial information is available or utilized by the Company. Net sales are derived from the following products:

	2009	2008	2007
Third-party product	$123,736,751	$ 87,263,675	$57,170,429
Nutraceutical Sciences Institute and other proprietary products	54,493,909	45,505,551	34,658,213
Billed shipping and handling	13,576,369	10,833,053	7,461,781
	$191,807,029	$143,602,279	$99,290,423

Derivative Financial Instruments: The Company's risk management policy is to use derivative financial instruments, as appropriate, to manage the interest expense related to the debt with variable interest rates. These instruments are not designated as hedges for financial reporting purposes; accordingly, gains and losses related to fair value are reflected in the statement of operations at each reporting date. During 2007, the Company entered into two interest rate swap agreements with initial notional amounts of $3,360,000 and $1,849,263, respectively. These swaps require the Company to pay a fixed rate of 6.81% and 6.85%, respectively, and receive a floating interest payment based on LIBOR plus 1.4% and 1.75%, respectively. The outstanding notional amount on these swap agreements at December 31, 2009 was $3,122,083 and $1,047,916 respectively. During 2008, the Company entered into another interest rate swap agreement with an initial notional amount of $2,573,884, which requires the Company to pay a fixed rate of 6.03%, and receive a floating interest payment based on LIBOR plus 2.5%. The outstanding notional amount on this swap at December 31, 2009 was $1,570,506. As of December 31, 2009 and 2008, these interest rate swaps had a fair value of ($468,719) and ($704,840), respectively and are recognized as a liability on the consolidated balance sheets. Changes in fair value are included in interest expense in the accompanying statements of operations.

Fair Value of Financial Instruments: In September 2006, the Financial Accounting Standards Board (FASB) issued authoritative guidance which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. The Company adopted the guidance at the beginning of fiscal year 2008. The guidance applies to all assets and liabilities that are being measured and reported on a fair value basis. It requires new disclosure that establishes a framework for measuring fair value in GAAP and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to the guidance.

The Company's investment in securities available for sale are valued based on observable market based inputs that are corroborated by market data and are therefore considered a level 2 item.

The Company's interest rate swaps are pay-fixed, receive-variable interest rate swaps based on LIBOR swap rate. The LIBOR swap rate is observable at commonly quoted intervals for the full term of the swaps

Note 1. Nature of Business and Significant Accounting Policies – (continued)

and therefore is considered a level 2 item. For the year ended December 31, 2009, the application of valuation techniques applied to similar assets and liabilities has been consistent.

The carrying amounts of other financial instruments, including cash, cash equivalents, accounts receivable, other receivables, accounts payable and short-term borrowings approximate fair value due to the short maturity of these instruments. The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities.

Income Taxes: Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On January 1, 2007, the Company adopted authoritative guidance that clarified the accounting for uncertainty in an enterprise's financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance requires management to evaluate its open tax positions that exist on the date of initial adoption in each jurisdiction.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

Recent Accounting Pronouncements: In April 2009, the FASB issued authoritative guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The Company adopted this guidance for the quarter ending June 30, 2009.

Reclassifications: Certain reclassifications have been made to the December 31, 2009 consolidated financial statements in order to conform to the December 31, 2008 presentation, with no effect on net income or stockholders' equity.

Note 2. Inventory

Inventory consists of the following as of December 31, 2009 and 2008:

	2009	2008
Raw materials	$ 4,734,772	$ 4,032,270
Work in process	3,687,426	711,639
Finished goods	20,026,443	17,245,345
	28,448,641	21,989,254
Less: Inventory reserve	351,757	326,508
	$28,096,884	$21,662,746

Note 3. Property and Equipment

Property and equipment consists of the following as of December 31, 2009 and 2008:

	2009	2008
Buildings and building improvements	$ 7,904,870	$ 7,822,974
Furniture, fixtures and equipment	12,912,917	11,808,971
Computers	3,644,992	2,534,694
Software	4,800,157	1,831,346
Leasehold improvements	1,117,712	813,481
Land	460,000	460,000
	30,840,648	25,271,466
Less accumulated depreciation	9,374,019	5,965,634
	21,466,629	19,305,832
Construction-in-progress	495,274	—
	$21,961,903	$19,305,832

Note 4. Intangible Assets

Intangible assets consist of the following as of December 31, 2009 and 2008:

	2009	2008
Customer lists	$580,000	$580,000
Internet domain names	66,750	66,750
	646,750	646,750
Less accumulated amortization	637,304	632,803
	$ 9,446	$ 13,947

The future estimated aggregate amortization expense on intangible assets as of December 31, 2009 is as follows:

Year Ending December 31,	Amount
2010	$4,850
2011	4,596
	$9,446

Note 5. Accrued Expenses

Accrued expenses consist of the following at December 31, 2009 and 2008:

	2009	2008
Accrued advertising	$ 509,108	$ 312,283
Salaries, wages and benefits	1,002,646	731,539
Professional services	121,511	217,144
Deferred rent	536,000	553,088
Lease liability	264,122	236,167
Other	849,089	570,539
	$3,282,476	$2,620,760

Note 6. Notes Payable

In February 2007 and in connection with the purchase of a new distribution center in North Carolina, the Company entered into a promissory note agreement in the amount of $3,360,000. The promissory note is to be repaid in monthly payments of principal and interest at a rate equal to one-month LIBOR plus 1.4% (1.63% and 1.84% as of December 31, 2009 and 2008, respectively) with final payment of $2,688,166 due on February 14, 2014. The loan is collateralized by the property purchased with a depreciated cost of $3,806,547 as of December 31, 2009. The note contains certain restrictive covenants, which require minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. As of December 31, 2009, the Company was in compliance with these covenants. Borrowings outstanding as of December 31, 2009 and 2008 were $3,121,903 and 3,211,693, respectively.

On April 23, 2007, the Company entered into a promissory note in the amount of $1,535,467 with a bank to finance the purchase of machinery and equipment. The note bears interest at one-month LIBOR plus 1.75% (1.98% and 2.19% as of December 31, 2009 and 2008, respectively) and is payable in 60 monthly principal and interest payments. The note contains certain restrictive covenants, which require minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. The note is collateralized by the equipment that was purchased with a depreciated cost of $1,116,412 as of December 31, 2009. On October 11, 2007, the note was amended to increase borrowings by $313,796, totaling $1,849,263. Borrowings outstanding as of December 31, 2009 and 2008 were $1,047,916 and $1,417,768, respectively.

On November 13, 2007, the Company entered into a promissory note in the amount of $2,521,797 with a bank to finance the purchase of machinery and equipment. The note bears interest at 1-month LIBOR plus 2.5% (2.73% and 2.94% as of December 31, 2009 and 2008, respectively) and is payable in 60 monthly principal and interest payments. The note was amended on December 19, 2007 to increase the balance to $2,617,509. The note is collateralized by equipment purchased with a depreciated cost of $1,869,039 as of December 31, 2009. Borrowings outstanding on the note as of December 31, 2009 and 2008 were $1,570,506 and $2,094,007, respectively.

Long term debt consists of the following as of December 31, 2009 and 2008:

	2009	2008
Note payable to a bank, payable in monthly installments of principal and interest at 1-month LIBOR plus 1.4% (1.63% as of December 31, 2009), collateralized by land and building	$3,121,903	$3,211,693
Note payable to a bank, bearing interest at 1-month LIBOR plus 1.75%, (1.98% as of December 31, 2009), payable in monthly installments of principal and interest through March 2012, collateralized by equipment	1,047,916	1,417,768
Note payable to a bank, payable in monthly installments of principal and interest at 1-month LIBOR plus 2.5% (2.73% as of December 31, 2009), collateralized by equipment	1,570,506	2,094,007
Note payable to a financial institution, payable in monthly installments of principal and interest through July 2011 at a fixed rate of 6.98%, unsecured	170,686	—
	5,911,011	6,723,468
Less current maturities	1,090,969	983,032
	$4,820,042	$5,740,436

Note 6. Notes Payable – (continued)

Aggregate future maturities required on long-term debt as of December 31, 2009 are as follows:

Year Ending December 31,	
2010	$1,090,969
2011	1,064,105
2012	940,644
2013	116,265
2014	2,699,028
	$5,911,011

Line of Credit: On August 3, 2007, the Company entered into a loan and security agreement with a financial institution with maximum borrowings equal to the lesser of $8,000,000 or the borrowing base amount which is based on a percentage of eligible inventories as outlined in the agreement. Borrowings made on the loan were used to repay term loans with a different financial institution. The initial term of the agreement will be through August 2010 with the option to renew year to year unless terminated by either party. The agreement also provides for letters of credit up to $1,000,000. Borrowings bear interest at a rate equal to 1-month LIBOR plus 2.75%. The weighted average interest rate on the line of credit was 2.98% and 3.19% as of December 31, 2009 and 2008, respectively. The line of credit is collateralized by all personal property of the Company excluding equipment. Under the agreement, the Company must maintain certain ratios. Borrowings outstanding as of December 31, 2009 and 2008 were $3,458,183 and $9,412,630, respectively, which includes $753,183 and $3,928,932, respectively of checks issued which have not cleared the bank. Amounts available on the line of credit as of December 31, 2009 were $4,541,817.

Note 7. Stock Option Plan

A summary of our stock option activity for common stock for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Nonqualified options:						
Outstanding at beginning of year	916,400	$ 1.95	925,200	$2.00	1,934,800	$1.20
Granted	503,200	11.63	63,200	7.50	92,000	7.50
Exercised	(60,400)	0.25	—	—	(1,101,600)	1.13
Forfeited	(8,000)	7.50	(72,000)	7.50	—	—
Outstanding at end of year	1,351,200	$ 5.59	916,400	$1.95	925,200	$2.00
Exercisable at period end	1,351,200	$ 5.59	916,400	$1.95	905,200	$1.89

	2009		2008		2007	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Incentive options:						
Outstanding at beginning of year	1,806,000	$ 5.14	2,060,000	$5.40	1,260,000	$4.03
Granted	16,000	10.31	728,000	7.50	844,000	7.50
Exercised	(171,128)	2.66	—	—	—	—
Cancelled	(154,192)	3.49	—	—	—	—
Forfeited	(102,000)	4.56	(982,000)	7.11	(44,000)	6.65
Outstanding at end of year	1,394,680	$ 5.74	1,806,000	$5.14	2,060,000	$5.40
Exercisable at period end	891,488	$ 5.60	1,095,800	$4.98	1,380,980	$5.78

Note 7. Stock Option Plan – (continued)

The weighted average grant date fair value for non-qualified options was $.83 and $2.69 and for incentive options was $1.11 and $0.61 for the years ended December 31, 2008 and 2007, respectively.

Further summary of the options outstanding as of December 31, 2009 is as follows:

	Nonqualified Options			Incentive Options		
	Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Life (Years)	Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Life (Years)
Outstanding at beginning of year	916,400	$0.41	5.15	1,806,000	$1.21	7.66
Granted	503,200	6.88	9.84	16,000	7.85	9.59
Exercised	(60,400)	0.25	2.54	(171,128)	2.66	4.41
Cancelled	—	—	—	(154,192)	0.66	5.10
Forfeited	(8,000)	2.40	7.30	(102,000)	2.91	7.07
Outstanding at end of year	1,351,200	2.84	6.27	1,394,680	1.50	7.06
Exercisable at period end	1,351,200	2.84	6.27	891,488	1.22	6.83

On June 30, 2009 the Company amended the employment agreements of certain of its named executive officers including its Chief Executive Officer and Chief Financial Officer. Pursuant to the amendments, upon completion of an effective registration statement, all stock options currently owned by these officers would be fully vested and nonforfeitable and 430,000 additional fully vested nonforfeitable options would be issued to these officers. Based upon the completion of its initial public offering on September 23, 2009, the Company has accounted for the changes in the terms of the existing options as a modification under stock based compensation accounting and has recorded additional compensation expense of $7,976,304 for year ended December 31, 2009. In connection with the grant of the 430,000 additional options, the Company recorded $2,920,560 of stock compensation expense.

During 2008, the Company canceled certain awards and concurrently issued replacement awards. The awards were accounted for as a modification of the original award. The Company recorded approximately $449,000 of incremental compensation cost in connection with the modification, which represents the excess fair value of the replacement award over the fair value of the canceled award at the date of modification.

In connection with the exercise of stock options in 2007, one stockholder purchased the options through a Board approved loan with the Company in the amount of $1,165,625. The loan including accrued interest was repaid in September 2009.

As of December 31, 2009, 2008, and 2007, there was approximately $1,026,000, $1,196,000, and $1,100,000 of total unrecognized compensation cost, net of estimated forfeitures related to stock options granted under the Company's stock incentive plan, which is expected to be recognized over a weighted average period of 1.41 years.

Note 8. Stockholders' Equity

On August 21, 2009, the Board of Directors approved a 4-for-5 reverse stock split of the Company's common stock which was effected on September 17, 2009. All shares and per share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.

Note 9. Leases

The Company leases software and equipment with a cost basis of $183,315 and accumulated depreciation of $136,157 as of December 31, 2009, under two capital lease agreements through November 2010. Depreciation and amortization on leased assets is included with depreciation expense on owned assets. Certain office space is leased under noncancelable operating leases expiring in various years through August 2016. Future minimum lease payments, by year, and in the aggregate, under the capital leases and non-cancellable operating leases are due as follows as of December 31, 2009:

Year Ending December 31,	Capital Leases	Operating Leases
2010	$36,356	$1,296,059
2011	—	1,347,854
2012	—	1,388,289
2013	—	1,429,938
2014	—	1,372,930
Thereafter	—	507,244
Total minimum lease payments	36,356	$7,342,314
Amount representing interest	904	
Present value of net minimum lease payments	$35,452	
Current portion	$35,452	

The total rental expense included in the statements of operations for the years ended December 31, 2009, 2008, and 2007 is $1,050,021, $1,101,560, and $655,027, respectively.

Note 10. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. Pursuant to applicable statutes of limitation, returns open for adjustment by the IRS are the consolidated federal income tax returns for tax years ended December 31, 2006, December 31, 2007, and December 31, 2008. However, material amounts of net operating loss ("NOL") carryforwards exist at the consolidated level, originating from the 1997 – 2000 and 2002 – 2005 tax years. Although the tax returns from the years of NOL origination prior to 2004 are not currently within the statute of limitations of the IRS, their future use will open the returns to audit exposure, specifically verification of the returns generating said NOL's. As such, the Company's open years for consolidated federal returns are the tax years ended December 31, 1997 through December 31, 2008. This same range also represents the vast majority of open years for state returns.

A number of years may elapse before an uncertain tax position is audited and finally resolved. Settlement of any particular position would usually require the use of cash. The resolution of a matter would be recognized as an adjustment to the provision for income taxes and the effective tax rate in the period of resolution. The Company has determined that there are no material uncertain tax position an accordingly no associated interest and penalties are required to be accrued at December 31, 2009 and 2008, respectively.

Reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

	2009	2008	2007
Taxes computed at federal tax rate	$2,968,219	$169,672	$ 191,892
State income taxes, net of federal income tax benefit	53,372	14,971	22,393
Non-taxable income	(17,000)	—	—
Meals and entertainment	6,630	7,528	8,139
Incentive stock options	51,682	276,594	213,115
Other tax assets	(226,837)	12,863	110,546
Change in valuation allowance	—	—	(1,824,637)
Income tax expense (benefit)	$2,836,066	$481,628	$(1,278,552)

Note 10. Income Taxes – (continued)

The provision for income taxes charged to operations for the years ended December 31, 2009, 2008 and 2007, consists of the following:

	2009	2008	2007
Current tax expense	$1,318,445	$ 63,342	$ 31,736
Deferred tax expense (benefit)	1,517,621	418,286	(1,310,288)
	$2,836,066	$481,628	$(1,278,552)

The tax effects of temporary differences that give rise to significant components of deferred tax assets at December 31, 2009 and 2008 are presented below:

	2009	2008
Deferred tax assets:		
Net operating loss carryforward	$ 31,942	$ 1,017,014
Inventory	269,467	220,226
Accrued compensation	173,756	100,541
Stock-based compensation	4,176,717	87,556
Interest rate swap	169,128	254,327
Deferred revenue	692,559	858,521
	5,513,569	2,538,185
Deferred tax liability:		
Depreciation and amortization	(2,984,028)	(1,526,265)
	$ 2,529,541	$ 1,011,920
The deferred tax amounts mentioned above have been classified on the accompanying consolidated balance sheets as of December 31, 2009 and 2008 as follows:		
Current assets	$ 1,167,724	$ 1,179,288
Noncurrent assets	1,361,817	—
Noncurrent liabilities	—	(167,368)
	$ 2,529,541	$ 1,011,920

As of December 31, 2008, the Company had unused federal net operating loss carryforwards of approximately $2.5 million, which were utilized during the year ended December 31, 2009. As of December 31, 2009, the Company had a Florida net operating loss carryforward of approximately $831, 000. The net operating loss carryforward, if not utilized, expires beginning December 2023.

For year ended December 31, 2009, incident to the initial public offering, employees exercised incentive stock options and sold the stock in a disqualifying disposition. A portion of the tax benefit associated with the sale of the stock has been recognized as an income tax benefit. Generally, incentive stock options provide employees with significant tax benefits by allowing the employee to exercise stock options without being taxed on the intrinsic value on the exercise date provided the employee owns the stock for specified periods of time. Since the employer will not receive a tax benefit upon the exercise of incentive stock options, unless there is a disqualifying disposition, the compensation expense associated with incentive stock options is treated as a permanent difference between book and tax accounting and consequently affects the effective tax rate of the Company. For the year ended December 31, 2009, the disqualifying disposition of the incentive stock options resulted in a related tax benefit of $764,074 which has been recorded as a reduction in income taxes payable and an increase in additional paid-in capital in the accompanying consolidated balance sheet.

Note 10. Income Taxes – (continued)

In addition to the tax benefit related to the disqualifying dispositions, for the year ended December 31, 2009, the Company recognized a $3,776,816 deferred tax benefit related to stock compensation expense of $10,896,864 recognized in connection with its initial public offering (see Note 7).

Due to the Company having significant net operating loss carryforwards, the tax benefit associated with previous exercises of non-qualified stock options was not recorded as it did not reduce taxes payable. For the nine months ended September 30, 2009, the Company has net income taxes payable due to the utilization of its net operating losses; accordingly, the tax benefit related to the previous and current exercise of non-qualified options has been recorded as a reduction in income taxes payable and an increase in additional paid-in capital in the accompanying consolidated balance sheet in the amount of $1,272,488.

Note 11. Related Party Transactions

On January 29, 2007, the Company's Chief Executive Officer ("CEO") resigned and in conjunction with this resignation, the Company entered into a Severance and Consulting Agreement (the "Agreement"). Under the Agreement, the Company has retained the former CEO as a consultant at a salary of $9,000 per month through January 30, 2010. In addition, the Company agreed to pay the former CEO a severance fee of $240,000, and continue certain benefits for a period of two years payable in monthly installments of $20,000 commencing on January 29, 2007. In July 2008, the former CEO rejoined the Company as the Chief Operations Architect; accordingly, the agreement was terminated. For the years ending December 31, 2009, 2008 and 2007, the Company paid its former CEO $0, $110,274 and $240,000, respectively, in connection with the agreement.

On January 29, 2007, the former CEO exercised his 785,000 fully vested stock options in the Company at varying exercise prices between $.125 and $2.50 for an aggregate purchase price of $1,165,625 with a loan from the Company. The loan including accrued interest was repaid in September 2009.

In April 2008, the Company received an unsecured loan of $575,000 from a Board member. The loan bore interest at 3.9% and was to be paid in full upon obtaining the note payable described below. The loan was paid in full in September 2008. Interest expense on the loan during the year ended December 31, 2008 was $1,635.

On June 17, 2008, the Company received an unsecured promissory note in the amount of $400,000 with a Board member. The note bore interest at the greater of one-month LIBOR plus 3.0% or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan was paid in full in June 2009. Interest expense on the loan during the years ended December 31, 2009 and 2008 was approximately $19,000 and $16,000, respectively.

On July 15, 2008, the Company received an unsecured promissory note in the amount of $1,600,000 with a Board member. The note bore interest at the greater of one-month LIBOR plus 3.0% or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan was paid in full in December 2009. Interest expense on the loan during the years ended December 31, 2009 and 2008 was approximately $92,000 and $53,333, respectively.

In September 2008, the Company granted an unsecured loan of $215,241 to its Chief Operations Architect. The loan was interest free and was to be repaid in full upon a successful IPO or sale of his primary residence, but in no event later than September 2011. The loan was paid in full in September 2009. Imputed interest for 2009 was not significant.

The Company paid two Board members a total of $55,240, $81,666 and $111,200 for consulting fees during the years ended December 31, 2009, 2008 and 2007, respectively, such amounts have also been included in general and administrative expenses in the statements of operations.

Note 12. Retirement Plan

The Company has a defined contribution plan which covers substantially all of the Company's employees. Under the plan, the Company matches 100% of the first 3% of contributions and 50% of the next 2% of contributions. The Company's contribution is based on a maximum of 4% of the employee's contributions. The amount contributed to the plan by the Company amounted to $196,649, $170,018, and $150,018 for the years ended December 31, 2009, 2008, and 2007, respectively.

Note 13. Contingencies

The Company is involved in other various legal actions arising in the ordinary course of business. In the opinion of management, none of these claims will have a material, adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Note 14. Quarterly Selected Financial Data (Unaudited)

(In Thousands, Except per Share Data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2009	2008	2009	2008	2009	2008	2009	2008
Net sales	$45,884	$33,216	$47,279	$35,476	$48,354	$36,744	$50,291	$38,166
Operating income	$ 6,087	$ 738	$ 5,829	$ 324	$ (6,703)	$ 70	$ 3,668	$ 530
Net (loss) income	$ 3,650	$ 360	$ 3,539	$ 354	$ (3,850)	$ (144)	$ 2,555	$ (553)
Earnings (loss) per share								
Basic	$ 0.16	$ 0.02	$ 0.15	$ 0.02	$ (0.17)	$ (0.01)	$ 0.09	$ (0.02)
Diluted	$ 0.15	$ 0.01	$ 0.15	$ 0.01	$ (0.17)	$ (0.01)	$ 0.09	$ (0.02)

Note 15. Subsequent Events

On February 3, 2010, the Board of Directors granted approximately 290,000 options with an exercise price of $9.72.

On March 24, 2010, the Board of Directors authorized a plan designed to protect the Company's current stockholders from a hostile takeover attempt. This plan includes the issuance of certain preferred stock purchase rights exercisable upon a person or group acquiring 15% or more of the Company's outstanding common stock. The Company believes that the adoption of the rights plan and the distributions of the rights is not dilutive and does not affect reported earnings per share or the Company's financial results.

The Company has evaluated subsequent events through the date that the financial statements are issued.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial and Accounting Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2009, our Chief Executive Officer and Chief Financial and Accounting Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Our directors and executive officers and their ages as of the date of this report are as follows:

Name	Age	Position
Ira P. Kerker	47	Chief Executive Officer/Director
Richard P. Smith	52	Chief Financial and Accounting Officer
Sonya L. Lambert	44	Vice President Marketing
Robert D. Hirsch	50	Vice President Information Technology and Chief Information Officer
Bobby Birender S. Brar	37	Vice President Supply Chain
Mary L. Marbach	43	General Counsel
Stewart L. Gitler	51	Chairman of the Board
David N. Ilfeld, M.D.	63	Director
Allen S. Josephs, M.D.	59	Director and Director of Research
Lawrence A. Pabst, M.D.	59	Director
Eran Ezra	39	Director
Robert G. Trapp, M.D.	60	Director

Executive Officers

Ira P. Kerker was appointed as our Chief Executive Officer and Director in January 2007. From February 2005 through January 2007, he served as our general counsel where he acted as a member of our executive management team. From December 2003 through February 2005, Mr. Kerker performed legal services, on a contract basis, for Fireman's Fund Insurance and USAA Insurance. From September 1995 to September 2004, Mr. Kerker was a financial representative of MetLife/New England Financial. From 2001 through September 2003, Mr. Kerker was a financial representative and Managing Partner of MetLife/New England Financial. Mr. Kerker received a B.S. in Business Administration from the University of Florida and his J.D. from Whittier College School of Law.

Richard P. Smith, CPA, has served as our Chief Financial and Accounting Officer since January 2004. From June 2003 through December 2003, he served as Chief Financial Officer of Hair Club for Men, Inc. From June 2001 through October 2002, he served as the Chief Financial Officer of Coppercom, Inc., a telecommunications company, and from May 2000 through May 2001, he served as the Chief Financial Officer of Datamax System Solutions, Inc. From September 1996 through April 2000, Mr. Smith served as the Chief Financial Officer of Systemone Technologies, Inc. Mr. Smith is a graduate of Illinois Wesleyan University and received his M.B.A. from the University of Illinois and a Masters in Finance from Cambridge University, England.

Sonya L. Lambert has served as our Vice President Marketing since December 2004. Ms. Lambert joined us in March 2003 as our Director of Marketing. From April 1999 through September 2001, Ms. Lambert was the Director of Marketing, Online Programs for Gerald Stevens, Inc. and was a Senior Marketing Manager for SportsLine.com from 1995 to 1999. Ms. Lambert left the industry from September 2001 through March 2003 to pursue personal interests. She is responsible for the development and execution of eCommerce and catalog marketing strategies. Ms. Lambert received a B.S. in Communications from the University of Florida.

Robert D. Hirsch has served as our Vice President Information Technology and Chief Information Officer since September 2008. Mr. Hirsch is responsible for the strategic and operational management of our technology. He also provides leadership in the development, implementation and governance of our information systems and operational infrastructure. Prior to joining us, from 2006 to 2008, Mr. Hirsch served as Vice President of Application Development for JM Solutions, a division within JM Family Enterprises, a privately-held $10 billion diversified automotive company. From 2004 to 2006, Mr. Hirsch served as Vice President and Chief Information Officer of QEP Corporation, a publicly-traded manufacturer, marketer and distributor of flooring tools and accessories for the home improvement and professional installer markets. Prior thereto, Mr. Hirsch served as Director of Technology for Vision Care Holdings, LLC, a Managing Director of

PricewaterhouseCoopers and a Vice President of Citicorp. Mr. Hirsch earned his Masters of Science in Information Technology from Barry University and received his undergraduate degree in Computer Science from the University of Miami.

Bobby Birender S. Brar has served as the Vice President of Supply Chain for Vitacost since May 2008. Mr. Brar is responsible for product selection, pricing strategy, vendor management, inventory management and replenishment. From January 2007 through May 2008, Mr. Brar took a leave of absence from Vitacost.com to pursue personal business investments in India. From February 2005 to January 2007, Mr. Brar served as Director of Purchasing at Vitacost.com. Prior to joining Vitacost.com Mr. Brar served as Chief Merchant of Village Market Place. Mr. Brar studied Business Management at Armstrong College, Berkeley and holds a certificate in Supply Chain Management and Strategy from MIT. Mr. Brar is fluent in Hindi, Punjabi, Urdu and Spanish and is a recipient of the Gold Award from HRH Duke of Edinburgh.

Mary L. Marbach was appointed General Counsel of Vitacost.com, Inc. in December, 2009. Ms. Marbach has been an attorney at the company since July of 2009. Prior to joining the company, Ms. Marbach was Senior Transactional Counsel at Imperial Finance and Trading, LLC in Boca Raton, Florida. Ms. Marbach was an associate at Greenberg Traurig, LLP in its Corporate and Securities Group in Boca Raton, Florida from 2002 through 2004. Prior to that, she was an associate at Morrison & Foerster, LLP in its Corporate & Securities Group in Palo Alto, California. Ms. Marbach has a BS from Syracuse University, an MBA from the University of Miami, and a JD from Boston University School of Law. Ms. Marbach is a member of the State Bar of California and the State Bar of Florida.

Directors

Stewart L. Gitler has served as our Director since September 2008 and was appointed as our Chairman of the Board in June 2009. Mr. Gitler has over 25 years legal experience in handling intellectual property matters on both a national and international level at Hoffman, Wasson & Gitler, P.C., where he has served as managing partner since 2000. Mr. Gitler concentrates on matters concerning patents, trademarks and copyrights. Since 2008, Mr. Gitler has also served as general counsel to Charge Anywhere, LLC, an electronic payment solutions provider. Mr. Gitler is registered to practice before the U.S. Patent and Trademark Office. Mr. Gitler has a BChE in Chemical Engineering from The Cooper Union for the Advancement of Science and Art and a J.D. from Hofstra University Law School. He is a member of the State of New York, Commonwealth of Virginia and District of Columbia Bars.

Ira P. Kerker has served as our Director since January 2007. A summary of Mr. Kerker's business experience is listed above under the heading, "Management — Executive Officers."

Allen S. Josephs, M.D., has served as our Director since 1995 and served as our Chairman of the Board from January 2007 to June 2009. Since January 2007, he has also served as our Director of Research and provides consulting services to us. He served as our President from 2001 through 2005. Dr. Josephs also maintains a private practice in neurology with Essex Neurological Associates where he served as Section Chief of Neurology at St. Barnabas Hospital, a 600-bed hospital in Livingston, New Jersey. He received his M.D. from Jefferson Medical College in Philadelphia, Pennsylvania and served his internal medicine residency at Temple University in Philadelphia and his neurology residency at Mt. Sinai Hospital in New York City where he also served as Chief Resident in Neurology. Dr. Josephs is board certified in internal medicine and neurology. He is a member of the American Academy of Neurology.

Lawrence A. Pabst, M.D., has served as our Director since April 2007. Dr. Pabst is also a member of our scientific advisory board. Dr. Pabst developed an orthopedic group practice and associated entities in Galion, Ohio from 1979 to January 2008, when the practice was merged with Galion Community Hospital. Dr. Pabst continues to be affiliated with Galion Community Hospital, where he served as the Chief of Staff in 1985 and 1995. Dr. Pabst is also an owner, together with other partners, of three Wendy's restaurant franchises and real estate related to such franchises. From 1983 to 2007, Dr. Pabst was a controlling owner of PN Investments, a privately held real estate development company. Dr. Pabst is board certified by the American Academy of Orthopedic Surgeons. Dr. Pabst attended the University of Michigan and received his M.D. from The Ohio State University College of Medicine.

David N. Ilfeld, M.D., has served as our Director since 2003, is a member of our scientific advisory board and, from time to time, has provided consulting services to us. Dr. Ilfeld maintained a private practice in internal medicine at Maccabi Healthcare Services, Tel Aviv, Israel from 1990 through 2005, when he retired. Dr. Ilfeld received a B.S. in Physics from the Massachusetts Institute of Technology in 1968 and his M.D. from Harvard Medical School in 1973. Dr. Ilfeld is American Board certified in Internal Medicine, Rheumatology, and Allergy & Immunology and has published 39 scientific articles.

Eran Ezra has served as our Director since August 2008. Mr. Ezra currently serves as Global and Corporate Treasurer of Teva Pharmaceutical Industries, Ltd. ("Teva"). As Global and Corporate Treasurer, Mr. Ezra is responsible for investing and managing funds totaling over $2 billion, raising capital and developing and implementing financial and risk management strategies including the hedging of currencies, interest rates and credit risks. Prior to serving as Global and Corporate Treasurer, from 1999 to 2008, Mr. Ezra served as a director and as Assistant Chief Financial Officer of Teva. In this capacity, Mr. Ezra oversaw Teva's U.S. offerings of convertible and other bonds aggregating over $5.3 billion including interfacing with underwriters, auditors, investment bankers, rating agencies, legal counsel and others. Additionally, Mr. Ezra was responsible for Teva's SEC filings.

Robert G. Trapp, M.D., has served as our Director since April 2007. Dr. Trapp is also a member of our scientific advisory board. Dr. Trapp has maintained a private practice in rheumatology in Springfield, Illinois since 1989. He was a faculty member at Southern Illinois University School of Medicine from 1981 – 1989 where he served as Chief of the Division of Rheumatology. He has been a principal investigator in more than 125 phase I, II and III clinical trials evaluating new therapies in the treatment of rheumatological diseases. Dr. Trapp is board certified in internal medicine and rheumatology. He is a Fellow of the American College of Physicians and a member of the American College of Rheumatology. He received a B.A. from Earlham College and his M.D. from Northwestern University School of Medicine.

All directors hold office until their successors have been elected and qualified or until their earlier resignation or removal. Directors are elected annually. None of the directors are involved in certain legal proceedings covered under Item 401(f) of Regulation S-K. Our Board of Directors has determined that Drs. Josephs, Ilfeld, Pabst and Trapp, and Messrs. Gitler and Ezra are "independent directors" and meet the independence requirements under the listing standards of The NASDAQ Stock Market.

Section 16(a) Beneficial Ownership Reporting Compliance

Our executive officers, directors, and shareholders with beneficial ownership of more than 10% of our common stock are required, under the Securities Exchange Act of 1934, as amended, to file reports of ownership of our common stock with the Securities and Exchange Commission. Based upon a review of the copies of reports furnished to us and written representations that no other reports were required, we believe that our executive officers, directors, and stockholders beneficially owning more than 10% of our common stock complied with the requirements during the year ended December 31, 2009.

Code of Ethics

We have adopted a code of business conduct and ethics applicable to all of our directors, officers and employees. A copy of that code is available on our corporate website at *www.vitacost.com.*

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. Our board of directors currently has an audit committee, compensation committee and nominating committee. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee. Our audit committee consists of Mr. Ezra and Drs. Trapp and Ilfeld and has an audit committee charter. Our board of directors has determined that each member of the audit committee satisfies the independence requirements of The NASDAQ Stock Market and meets the requirements for financial literacy under the requirements of The NASDAQ Stock Market and Securities and Exchange Commission rules and regulations. Mr. Ezra serves as the chairman of this committee, and our board of directors has determined that he qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations established by the Securities and Exchange Commission. Both Mr. Ezra and Dr. Trapp are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. Dr. Ilfeld is not independent with the meaning of Rule 10A-3(b)(1). The test for independence under Rule 10A-3(b)(1) for the audit committee is different than the general test for independence of board and committee members. In accordance with Rule 10A-3(b)(1) and the listing standards of The NASDAQ Stock Market, we plan to modify the composition of the audit committee within 12 months after the effectiveness of our registration statement relating to this offering so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) and under the listing standards of The NASDAQ Stock Market.

The functions of this committee include:

- meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;
- meeting with our independent auditors and with internal financial personnel regarding these matters;
- appointing, compensating, retaining and overseeing the work of our independent auditors;
- pre-approving audit and non-audit services of our independent auditors;
- reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;
- reviewing the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor's senior personnel that are providing us audit services; and
- reviewing all related-party transactions for approval.

Both our independent auditors and internal financial personnel plan to meet regularly with our audit committee and have unrestricted access to this committee.

Compensation Committee. Our compensation committee consists of Drs. Trapp, Pabst and Josephs. Our board of directors has determined that the committee members satisfy the independence requirements of The NASDAQ Stock Market. Each member of this committee also qualifies as a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Both Dr. Trapp and Pabst qualify as outside directors, as defined pursuant to Section 162(m) of the Code. Dr. Josephs does not qualify as an outside director with the meaning of Section 162(m) of the Code because, from time to time, he provides consulting services to us and is paid compensation for providing such services. The test for being an outside director is different than the general test for independence of board and committee members and the test for being a non-employee director under Rule 16b-3 of the Exchange Act. Any compensation plan or award necessary to be approved by outside directors to satisfy the requirements of Section 162(m) of the Code will be approved by a sub-committee of the compensation committee comprised solely of Drs. Trapp and Pabst. Dr. Trapp serves as the chairman of this committee. The functions of this committee include:

- reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans; and
- exercising authority under our equity incentive plans.

Nominating/Corporate Governance Committee. Our nominating/corporate governance committee consists of Drs. Pabst, Ilfeld and Josephs and Mr. Gitler. Our board of directors has determined that the committee members satisfy the independence requirements of The NASDAQ Stock Market. Dr. Pabst serves as chairman of this committee. The functions of this committee include:

- reviewing and recommending nominees for election as directors;
- assessing the performance of the board of directors;
- developing guidelines for board composition;

- recommending processes for annual evaluations of the performance of the board of directors, the chairman of the board of directors and the chief executive officer; and
- reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Overview

Our executive compensation program is designed to enable us to attract and retain key personnel and provide incentives that promote short and long-term financial growth and stability to enhance stockholder value based on a pay-for-performance model. Our compensation committee reviews and recommends to our board of directors the compensation program for our "Named Executive Officers" and oversees our executive compensation strategy. In 2009, our Named Executive Officers included our Chief Executive Officer, Chief Financial and Accounting Officer, Vice President Manufacturing, Vice President Marketing, Vice President Information Technology, Vice President Supply Side, and General Counsel.

The discussion in this section describes compensation paid to our Named Executive Officers for services rendered to us in all capacities during our fiscal year ended December 31, 2009.

Our executive compensation program provides for the following elements:

- base salaries, which are designed to allow us to attract and retain qualified candidates;
- incentive compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy and align compensation with our corporate strategies and business and financial objectives;
- equity compensation, principally in the form of stock options, which are granted to incent executive behavior that results in increased stockholder value; and
- a benefits package that is available to all of our employees.

A detailed description of these components is provided below.

Elements of Our Executive Compensation Program

Base Salary. The base salary provides cash compensation for performing the essential elements of our executive positions. We strive to set our base salaries at levels which we believe are competitive in our market and provide our executives a level of compensation that permits them to focus their energies on job performance.

Annual Bonus/Incentive Compensation. Our incentive compensation, in the form of an annual cash bonus, is intended to compensate our executives for meeting our corporate and/or financial objectives and, in the case of some executives, their individual performance objectives and to incent our executives to meet these objectives. We may set multiple objectives for an executive to achieve. A specific bonus may be earned for meeting one or more of such objectives. Further, our incentive compensation is intended to reward and incent our executives for exceeding their objectives. In addition to the incentive compensation bonus, we may grant discretionary cash bonuses as an additional award to our executives for performance that is not necessarily rewarded by the incentive compensation or to attract new executives to join our management team. For 2008, generally, our corporate objectives were to increase our revenues, EBITDA and gross margins. Therefore, several of our senior executives were compensated for achieving such financial goals. Other executives received a bonus for achieving non-financial objectives. Non-financial objectives included, for instance, strategic and individual goals. For those Named Executive Officers who received a bonus, their objectives were set by the appropriate executive or our compensation committee as approved by our board of directors. Typically a quarterly bonus could be earned and if an objective was not achieved, a portion of the bonus could be earned provided the goal was for the quarter. The potential incentive compensation payments made in 2009 ranged from 14.3% to 75.1% of the executives' base salaries.

Equity-Based Compensation. Generally, the goals of our equity based compensation are intended to align the interests of our Named Executive Officers with the interests of our stockholders. Our Named Executive Officers typically receive equity awards in the form of stock options that vest equally over a period of five years in an effort to encourage the long-term retention of our executives at least through the vesting period of the awards. We may, however, grant options or other awards that vest immediately as determined by our compensation committee to be consistent with our objectives. The exercise price of our stock option grants is the fair market value of our stock on the grant date. In the absence of a public market for our stock, our determination of fair market value was our best estimate. Also, our stock option awards typically provide for the acceleration of vesting of options in the event of a change in control of our company. We have not yet established policies for the timing of awarding stock option grants to our executives. The compensation committee intends to adopt a policy regarding the timing of grants in relation to the release of material information to our stockholders.

Benefits. We provide our executives other benefits such as health benefits, a 401(k) plan and life and disability insurance. These benefits are intended to provide support to our executives and their families throughout various stages of their careers, and these core benefits are provided to all executives regardless of their individual performance levels. The 401(k) plan allows participants to defer their annual compensation, subject to the limitations set by the Internal Revenue Code, which was $15,500 per person for 2009. The executives' elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) plan.

Taxes. We do not have any particular policies concerning the payment of tax obligations on behalf of our executives. We are required by law to withhold a portion of every compensation payment we make to our employees. In the case of noncash compensation, that means that either we withhold a portion of the noncash compensation payment and pay cash to the appropriate tax authorities or that the employees make a direct cash payment to us in lieu of our withholding a portion of the noncash compensation.

Determining the Amount of Each Element of Compensation

Overview. As a private company, we did not have formal policies dictating the types and amounts of compensation to be paid to our Named Executive Officers. Rather, historically, Mr. Wayne Gorsek, our founder, determined compensation based upon the executive's prior compensation level and performance, the Company's overall performance, and compensation levels of our other executives. In 2010, our compensation committee intends to review the employment agreements of our Named Executive Officers and establish and implement formal compensation policies. To assist the compensation committee in its review, we may retain the services of third-party executive compensation specialists.

Base Salary. Generally, base salaries for our Named Executive Officers are established through negotiation when the executive is hired. Factors we considered in the negotiation are prior experience, qualifications, prior salary and our need for the particular qualifications of such executive. Adjustments in base salary are based on the executive's responsibilities, performance and their overall compensation package. We review our executives' base salaries annually taking into consideration the executive's level of responsibilities, performance, tenure and salaries of our comparable executive officers and an employee's overall compensatory arrangement. In the event of material changes in position, responsibilities or other factors, the compensation committee may consider changes in base pay during the year. Our executives' base salaries are reviewed and approved by our board of directors.

In 2009, our compensation committee, as appoved by our board of directors, made the following increases in the base salaries of our executives:

Name[(1)]	**2008 Base Salary**	**2009 Base Salary**	**Percentage Increase**
Ira P. Kerker, *Chief Executive Officer*	$194,000	$233,700	20.5%
Richard P. Smith, *Chief Financial and Accounting Officer*	$193,000	$223,000	15.5%
Sonya L. Lambert,, *Vice President Marketing*	$144,000	$165,600	15.0%
Robert Hirsch, *Vice President Information Technology and Chief Information Officer*	$145,000	$177,600	22.5%
Bobby Birender S. Brar,, *Vice President Supply Side*	$ 71,500	$140,000	95.8%

(1) Our other Named Executive Officer did not receive base salary increases in 2009 because she was hired in 2009.

These increases were discretionary changes based upon the continued growth of our company and the continued success of each of these Named Executive Officers in growing our company.

Annual Bonus/Incentive Pay. In the first quarter of 2008, we established an annual executive bonus plan with distributions to be made after the end of each calendar quarter after it has been determined if the goals have been achieved. Our board of directors has the authority to modify a bonus structure during the year if deemed appropriate. Examples of circumstances in which we may consider revising a bonus plan include acquisitions, mergers, divestitures, successful expansion of distribution or manufacturing capabilities, board-approved budget revisions and other material changes in our company.

Our executive bonus plan for 2009 provides a potential bonus for each executive based upon achievement of certain financial and nonfinancial goals as described in the footnotes to the table set forth below. At the time the goals were established and based on historical performance, we believed that it was likely that each Named Executive Officer would achieve the goals and receive the cash bonus. In 2009, the potential awards were based as follows:

Name	Annual Maximum Bonus Opportunity	Maximum Bonus as a Percentage of Base Salary
Ira P. Kerker, ... *Chief Executive Officer*(1)	$ 70,000	30.0%
Richard P. Smith, ... *Chief Financial and Accounting Officer*(1)	$ 70,000	31.4%
Sonya L. Lambert,. . . . . *Vice President Marketing*(2)	$124,416	75.1%
Robert D. Hirsch, ... *Vice President Information Technology and Chief Information Officer*(3)	$ 36,250	20.4%
Bobby Birender S. Brar,. . . . . *Vice President Supply Side*	$ 33,250	23.8%
Mary L. Marbach,. . . . . *General Counsel*	$ 40,000	28.6%

(1) The bonus award for Messrs. Kerker and Smith based entirely on our achievement of quarterly financial goals. For the first quarter of 2009, award of a $17,500 quarter bonus was based (i) 50% on our achievement of quarterly revenue of $45 million, and (ii) 50% on our achievement of quarterly EBITDA of $5 million. For the second quarter of 2009, award of a $17,500 quarter bonus was based (i) 50% on our achievement of quarterly revenue of $46 million, and (ii) 50% on our achievement of quarterly EBITDA of $5 million. For the third quarter of 2009, award of a $17,500 quarter bonus was based (i) 50% on our achievement of quarterly revenue of $48 million, and (ii) 50% on our achievement of quarterly EBITDA of $5 million. For the fourth quarter of 2009, award of a $17,500 quarter bonus was based (i) 50% on our achievement of quarterly revenue of $49 million, and (ii) 50% on our achievement of quarterly EBITDA of $5 million. If we achieved less than the applicable target amount for each quarter, no payout amount for such target was earned.

(2) The bonus award for Ms. Lambert was based entirely on our achievement of quarterly financial goals. The potential bonus award was based (i) 33% on our achievement of annualized revenue of $185 million, (ii) 33% on our achievement of a gross margin as a percentage of our sales plan equal to or greater than 30%, and (iii) 33% based on our annualized marketing expenses being less than or equal to 8% of our revenue. If we achieved 90% of the specified target, 50% of the payout amount for such target was earned; if we achieved 100 to 110% of the specified target, 100% of the payout amount for such target was earned and if we achieved 110% or more of the specified target, 120% of the payout amount for such target was earned.

(3) The bonus award for Mr. Hirsch was based on quarterly financial and nonfinancial goals. The potential bonus was based (i) 50% on our achievement of targeted quarterly EBITDA of $5 million per quarter, (ii) 25% on successful project management of key information technology systems, and (iii) 25% on our technology systems' uptime, response time and user experience throughput. If we achieved less than the target EBITDA for the applicable quarter, no payout amount for such target was earned. With respect to Mr. Hirsch's nonfinancial goals, the determination of whether the goal is achieved and payout amount if it is determined that less than 100% of the goal is achieved, is made by the senior executive to whom he reports in consultation with members of our compensation committee or board of directors.

Each of the incentive goals are stand-alone and are evaluated separately so that some goals can be met and corresponding bonuses paid while other goals are not met and no corresponding bonus paid.

To the extent incentive goals are nonfinancial or individual goals, the goals are established by the executive officer's manager or direct report and, in the case of our Chief Executive Officer, by our board of directors or compensation committee. The nonfinancial or individual goals are established based upon various factors including our need to complete a particular project, achieve a particular outcome, or otherwise obtain a desired result. Additionally, these goals may be based upon adherence to company values such as accountability and teamwork, overall job competency, and performance against specified objectives. The assessment of the achievement of such goals is often a somewhat subjective analysis and, therefore, is determined in the discretion of the executive officer's manager or direct report or, in the case of our Chief Executive Officer, at the discretion of our board of directors or compensation committee. We determined to base the incentive pay of our Chief Executive Officer, Chief Financial and Accounting Officer and Vice President Marketing solely on financial goals because these individuals were not tasked with implementing specific projects whose completion would not otherwise be reflected in our results of operations. Our Vice President Information Technology was tasked with implementing a key operating system while maintaining the uptime of our existing servers. The successful completion of these tasks would not necessarily have an easily measurable financial impact on our operations and, as such, we determined that 50% of his incentive pay should be based on these nonfinancial goals. However, in order to ensure that he was also incented to maximize our results of operations and to reward him for our overall success, we also based 50% of his incentive pay on our attaining targeted EBITDA levels similar to our other executive officers. We believed that the financial and nonfinancial goals were equally important, and, therefore, we allocated incentive pay equally between these two types of goals.

Allocation of Equity Compensation Awards

In 2009, we granted stock options to our Named Executive Officers. Stock options granted to our Chief Executive Officer (option to purchase 205,000 shares of our common stock), Chief Financial and Accounting Officer (option to purchase 130,000 shares of our common stock),Vice President Marketing (option to purchase 80,000 shares of our common stock) and Vice President Information Technology and Chief Information Officer (option to purchase 20,000 shares of common stock) all vested immediately. We determined that the options should vest immediately to increase equity ownership of these officers to more closely align their interests with our stockholders.

Our compensation committee does not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, our compensation committee exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. Our compensation committee typically makes annual grants of equity awards to our Named Executive Officers in connection with its annual review of our employees' compensation and then throughout the year.

Executive Equity Ownership

We believe it is important for our Named Executive Officers to have their interests aligned with our stockholders and, therefore, to be granted equity incentive awards. We have not, however, established specific stock retention and ownership guidelines for our executives.

Type of Equity Awards

Our stock award plans permits us to issue qualified and non-qualified stock options, stock appreciation rights, restricted stock, stock units, bonus stock, and other stock related awards and performance awards. For a description of our stock award plans, see "Executive Compensation — Benefit Plans."

Severance and Change in Control Arrangements

For a description of the severance and change in control arrangements we have with our Named Executive Officers, see "Executive Compensation — Employment Agreements" and "Executive Compensation — Payments Upon Termination or Upon Change in Control." The compensation committee believed that these arrangements were necessary to attract and retain our Named Executive Officers. The terms of each arrangement were determined in negotiation with the applicable Named Executive Officer in connection with the executive's hiring and were not based on any set formula.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. In this regard, following the completion of this offering, we may begin utilizing restricted stock and restricted stock units as additional forms of equity compensation incentives in response to changes in the accounting treatment of equity awards under the authoritative accounting guidance. While we consider the applicable accounting and tax treatment of alternative forms of equity compensation, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our Chief Executive Officer and each of our three highest compensated officers excluding our Chief Financial Officer, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We intend for grants of equity awards under our existing stock plans to qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, therefore, our compensation committee has not adopted a policy requiring all compensation to be deductible.

Role of Executives in Executive Compensation Decisions

In the past, Mr. Gorsek, our founder, has provided recommendations to our compensation committee on compensation for our Named Executive Officers, and our compensation committee (or full board of directors) has reviewed and approved the compensation amounts. In the future, our compensation committee intends to seek input from our Chief Executive Officer, Mr. Ira Kerker, when discussing the performance of, and compensation levels for, our Named Executive Officers other than himself. The compensation committee also works with Mr. Kerker and with our Chief Financial and Accounting Officer in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Kerker nor any of our other executives participates in deliberations relating to his or her own compensation.

Summary of Cash and Other Compensation

The following table sets forth summary information concerning certain compensation awarded to, paid to, or earned by, the Named Executive Officers for all services rendered in all capacities to Vitacost.com, Inc. during the year ended December 31, 2009 other than Bobby Birender S. Brar, our Vice President Supply Side, whose total compensation for the year ended December 31, 2009 did not exceed $100,000 and Mary L. Marbach, our General Counsel, whose total compensation for the year ended December 31, 2009 did not exceed $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation	All Other Compensation[3]	Total Compensation
Ira P. Kerker, *Chief Executive Officer*	2009	$213,804	$125,000	$1,446,250	$ 70,000	$ —	$1,855,054
	2008	$194,000	$ —	$ 132,600	$ 62,500	$ —	$ 389,100
	2007	$179,000	$ —	$ —	$ 73,080	$ —	$ 252,080
Richard P. Smith, *Chief Financial and Accounting Officer*	2009	$208,254	$125,000	$ 919,100	$ 70,000	$ —	$1,322,354
	2008	$193,000	$ —	$ 132,600	$ 62,500	$ —	$ 388,100
	2007	$179,000	$ —	$ —	$ 72,830	$ —	$ 251,830
Sonya L. Lambert, *Vice President Marketing*	2009	$154,735	$ 15,600	$ 565,600	$103,680	$ —	$ 839,615
	2008	$144,000	$ —	$ 81,600	$107,496	$ —	$ 333,096
	2007	$114,230	$ —	$ —	$ 85,600	$ —	$ 199,830
Robert D. Hirsch, *Vice President Information Technology and Chief Information Officer*	2009	$159,046	$ 11,700	$ 141,400	$ 36,240	$ —	$ 348,386
	2008	$ 37,838	$ —	$ —	$ 9,060	$ —	$ 46,898
	2007	$ —	$ —	$ —	$ —	$ —	$ —
Bobby Birender S. Brar, *Vice President Supply Chain*	2009	$ 86,520	$ 2,500	$ —	$ 33,250	$ —	$ 122,270
	2008	$ 39,500	$ —	$ —	$ —	$ —	$ 39,500
	2007	$ —	$ —	$ —	$ —	$ —	$ —
Mary Marbach, *General Counsel*	2009	$ 31,877	$ 1,000	$ —	$ 10,000	$ —	$ 42,877
	2008	$ —	$ —	$ —	$ —	$ —	$ —
	2007	$ —	$ —	$ —	$ —	$ —	$ —

(1) We report Executive Plan awards in the column title "Non-Equity Incentive Plan Compensation.

(2) The column titled "Option Awards" reports the total expense, calculated in accordance with the authoritative guidance excluding forfeitures, for all awards granted for the respective year. For the assumptions used to value these awards for purposes of computing this expense please see Note 1 of the consolidated financial statements.

(3) All of the Named Executive Officers received personal benefits valued at less than $10,000 in the aggregate during the fiscal year ending December 31, 2009.

Stock and Option Award Grants and Exercises

The following table summarizes information concerning grants of plan-based awards made by us for services rendered during 2009 to each of the Named Executive Officers.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards					
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[1]	Grant Date Fair Value of Stock and Option Awards[2]
Ira P. Kerker	2009	$ —	$ 70,000	$ —	—	—	—
	9/24/2009				200,000	$12.00	$1,414,000
	12/31/2009				5,000	$10.35	$ 32,250
Richard P. Smith	2009	$ —	$ 70,000	$ —			
	9/24/2009				130,000	$12.00	$ 919,100
Sonya L. Lambert	2009	$51,840	$103,680	$124,416			
	9/24/2009				80,000	$12.00	$ 565,600
Robert D. Hirsch	2009	$ —	$ 36,250	$ —			
	9/24/2009				20,000	$12.00	$ 141,400
Bobby Birender S. Brar	2009	$ —	$ 20,000	$ —	—	$ —	$ —
Mary Marbach	2009	$ —	$ 40,000	$ —	—	$ —	$ —

(1) The exercise prices of all stock options granted were at prices believed by our board of directors to be at or above the fair market value of our common stock on the date of grant.

(2) The column titled "Option Awards" reports the expense, calculated in accordance with the authoritative accounting guidance excluding forfeitures, recognized for the applicable year in respect of all outstanding stock option awards, regardless of their year of grant. For the assumptions used in valuing these awards for purposes of computing this expense please see Note 1 of the consolidated financial statements.

Employment Agreements

Named Executive Officers

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Ira P. Kerker, our Chief Executive Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term has been automatically renewed each year since January 29, 2007, with the current one-year term continuing to January 28, 2010. Mr. Kerker earns a salary of $180,000 annually, quarterly bonuses of up to $10,000 and is eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Kerker's employment is terminated by us without "cause" (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Kerker may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment of two months' base salary for each year served plus a prorated annual bonus, as well as up to 18 months of company-paid continuation medical benefits. If Mr. Kerker's employment terminates due to his death or disability, he or his estate will receive a payment equal to 12 months' base salary in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Kerker is subject to a confidentiality, non- solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one year following termination. For the year ended December 31, 2008, Mr. Kerker's base salary under the agreement was increased to $194,000, and his maximum quarterly bonus for the second, third and fourth quarters of 2008 was increased to up to $17,500 per quarter. On June 30, 2009, the agreement was amended to increase his annual base salary to $232,800 and to provide for a severance payment upon a termination of his employment by us without "cause" equal to a prorated portion of the aggregate cash bonus earned by Mr. Kerker for the year preceding such termination plus 2.5 times his then-current annual base salary. Further, pursuant to the amendment, effective as of the successful registration of our initial public offering: (i) so long as Mr. Kerker has not voluntarily resigned from his employment with us, all of Mr. Kerker's then-outstanding options shall, to extent necessary, become fully vested and nonforfeitable; and (ii) so long as Mr. Kerker is then employed by us, Mr. Kerker shall be issued fully vested, non-forfeitable options to purchase 250,000 shares of our common stock at the initial public offering price (or 200,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Richard P. Smith, our Chief Financial and Accounting Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term has been automatically renewed each year since January 29, 2007, with the current one-year term continuing to January 28, 2010. Mr. Smith earns a salary of $179,500 annually, quarterly bonuses of up to $10,000 and is eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Smith's employment is terminated by us without "cause" (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Smith may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment of up to two months' base salary for each year served plus a prorated annual bonus, as well as up to 18 months of company-paid continuation medical benefits. If Mr. Smith's employment terminates due to his death or disability, he or his estate will receive a payment equal to 12 months' base salary in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Smith is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one-year following termination. For the year ended December 31, 2008, Mr. Smith's base salary under the agreement was increased to $193,000, and his maximum quarterly bonus for the second, third and fourth quarters of 2008 was increased to up to $17,500 per quarter. On June 30, 2009, the agreement was amended to increase his annual base salary to $221,950 and to provide for a severance payment upon a termination of his employment by us without "cause" equal to a prorated portion of the aggregate cash bonus earned by Mr. Smith for the year preceding such termination plus 2.5 times his then-current annual base salary. Further, pursuant to the amendment, effective as of the successful registration our initial public offering: (i) so long as Mr. Smith has not voluntarily resigned from his employment with us, all of Mr. Smith's then-outstanding options will, to extent necessary, become fully vested and nonforfeitable; and (ii) so long as Mr. Smith is then employed by us, Mr. Smith will be issued fully vested, non-forfeitable options to purchase 162,500 shares of our common stock at the initial public offering price (or 130,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

Effective April 1, 2007, we amended the employment, non-competition and proprietary rights agreement with Sonya L. Lambert, Vice President Marketing. The employment agreement has a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term has been automatically renewed each year since April 1, 2007, with the current one-year term continuing to March 31, 2010. Ms. Lambert earns a salary of $120,000 annually and is eligible to receive a marketing bonus based on performance of up to $21,600 per quarter, vacation and employee benefits commensurate with her position. If Ms. Lambert's employment is terminated by us without "cause" (as defined in her agreement), in addition to any compensation and benefits accrued through such termination, Ms. Lambert may, subject to her execution of a general release of claims against us, receive a lump-sum severance payment of two months base salary for each year served up to 12 months' base salary plus a prorated portion of the performance bonuses, as well as up to 18 months of company-paid continuation medical benefits. If Ms. Lambert's employment terminates due to her death or disability, she or her estate will receive a payment equal to three months' base salary in addition to any compensation and benefits accrued through such termination. Under her agreement, Ms. Lambert is subject to a confidentiality, non-solicitation and non-competition agreement during the period she is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one year following termination. For the year ended December 31, 2008, Ms. Lambert's base salary under the agreement was increased to $144,000. On June 30, 2009, the agreement was amended to increase her annual base salary to $165,600 and to increase the maximum amount of the quarterly bonus she may receive to $25,920 per quarter. Further, pursuant to the amendment, effective as of the successful registration of our initial public offering: (i) so long as Ms. Lambert has not voluntarily resigned from her employment with us, all of Ms. Lambert's then-outstanding options shall, to extent necessary, become fully vested and nonforfeitable; and (ii) so long as Ms. Lambert is then employed by us, Ms. Lambert shall be issued fully vested, non-forfeitable options to purchase 100,000 shares of our common stock at the initial public offering price (or 80,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

On September 16, 2008, we entered into an employment, non-competition and proprietary rights agreement with Robert D. Hirsch, Vice President Information Technology and Chief Information Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term has been automatically renewed each year since September 16, 2008, with the current one-year term continuing to September 17, 2010. Mr. Hirsch earns a salary of $145,000 annually, and is eligible to earn annual performance bonuses of up to $36,250, vacation and employee benefits commensurate with his position. On the initial date of Mr. Hirsch's employment, he was also granted options to purchase up to 100,000 shares of our common stock at $6.00 per share (or 80,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). These options vest 20% each year on the anniversary date of Mr. Hirsch's employment agreement and are fully vested after five years. Each option is exercisable for a term of nine years. Upon Mr. Hirsch's termination of employment for any reason, all unvested options are forfeited to us and all vested options must be exercised within 30 days and if not exercised during the 30-day period will be forfeited to us. If Mr. Hirsch's employment is terminated by us without "cause" (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Hirsch may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment in an amount equal to two weeks' base salary for each year served, up to a total of six weeks' base salary, plus a prorated portion of the annual performance bonus earned through the date of termination, as well as up to

18 months of employee-paid continuation medical benefits. If Mr. Hirsch's employment terminates due to his death or disability, he or his estate will receive a payment equal to three months' base salary in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Hirsch is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period of two years thereafter. On June 30, 2009, the agreement was amended to increase his annual base salary to $166,750. Further, pursuant to the amendment, effective as of the successful registration our initial public offering: (i) so long as Mr. Hirsch has not voluntarily resigned from his employment with us, all of Mr. Hirsch's then-outstanding options shall, to extent necessary, become fully vested and nonforfeitable; and (ii) so long as Mr. Hirsch is then employed by us, Mr. Hirsch shall be issued fully vested, non-forfeitable options to purchase 25,000 shares of our common stock at the initial public offering price (or 20,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

On May 29, 2008, we entered into an employment, non-competition and proprietary rights agreement with Bobby Birender S. Brar, Vice President Supply Side, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term has been automatically renewed each year since May 29,2008, with the current one-year term continuing until May 28, 2010. Mr. Brar earns a salary of $65,000 annually, and is eligible to earn annual performance bonuses of up to $20,000, vacation and employee benefits commensurate with his position. On the initial date of Mr. Brar's employment, he was also granted options to purchase up to 15,000 shares of our common stock at $6.00 per share (or 12,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). These options vest 20% each year on the anniversary date of Mr. Brar's employment agreement and are fully vested after five years. Each option is exercisable for a term of nine years. Upon Mr. Brar's termination of employment for any reason, all unvested options are forfeited to us and all vested options must be exercised within 30 days and if not exercised during the 30-day period will be forfeited to us. If Mr. Brar's employment is terminated by us without "cause" (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Brar may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment in an amount equal to two weeks' base salary for each year served, up to a total of six weeks' base salary, plus a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Mr. Brar's employment terminates due to his death or disability, he or his estate will receive a payment equal to three months' base salary in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Brar is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period of two years thereafter. On July 22, 2008, the agreement was amended to increase his annual base salary to $71,500 and to increase his bonus potential by 10%. Mr. Brar was also granted options to purchase up to 30,000 options at $6.00 per share (or 24,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). On July 1, 2009, the agreement was amended further to increase his annual base salary to $100,000 with an annual potential bonus of $20,000. On December 1, 2009, the agreement was amended further to increase his annual base salary to $140,000 with an annual potential bonus of $20,000.

On December 2, 2009, we entered into an employment, non-competition and proprietary rights agreement with Mary L. Marbach, General Counsel, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The current one-year term will continue until December 2, 2010. Ms. Marbach earns a salary of $140,000 annually, and is eligible to earn annual performance bonuses of up to $40,000, vacation and employee benefits commensurate with her position. If Ms. Marbach's employment is terminated by us without "cause" (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Ms. Marbach may, subject to her execution of a general release of claims against us, receive a lump-sum severance payment in an amount equal to one weeks' base salary for each year served, up to a total of six weeks' base salary, plus a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Ms. Marbach's employment terminates due to her death or disability, she or her estate will receive a payment equal to three months' base salary in addition to any compensation and benefits accrued through such termination. Under her agreement, Ms. Marbach is subject to a confidentiality, non-solicitation and non-competition agreement during the period she is employed and for a period of two years thereafter.

Outstanding Equity Awards at Fiscal Year End

Name	Number of Securities Underlying Unexercised Options(1) Exercisable	Number of Securities Underlying Unexercised Options(1) Unexercisable	Option Exercise Price	Option Expiration Date
Ira P. Kerker	33,480	—	$ 3.125	2/13/2015
	20,000	—	$ 3.750	5/13/2015
	100,000	—	$ 3.750	12/10/2015
	20,000	—	$ 3.750	12/11/2016
	130,000	—	$ 7.500	12/30/2017
	200,000	—	$12.000	9/23/2019
	5,000	—	$10.350	12/30/2020
Richard P. Smith	13,600	—	$ 2.031	1/11/2014
	20,000	—	$ 2.500	1/11/2015
	80,000	—	$ 3.750	12/10/2015
	20,000	—	$ 3.750	12/11/2016
	130,000	—	$ 7.500	12/30/2017
	130,000	—	$12.000	9/23/2019
Sonya L. Lambert	35,200	—	$ 3.750	3/4/2015
	20,000	—	$ 3.750	3/31/2016
	80,000	—	$ 3.750	9/19/2016
	80,000	—	$ 7.500	12/30/2017
	80,000	—	$12.000	9/23/2019
Robert D. Hirsch	80,000	—	$ 7.500	12/14/2018
	20,000	—	$ 12.00	9/23/2019
Bobby Brar	7,200	28,800(2)	$ 7.500	8/24/2018
Mary Marbach	—	—	$ —	—

(1) After giving effect to a four-for-five reverse stock split of our common stock effected on September 17, 2009. The aggregate number of option awards outstanding at December 31, 2009 was 2,745,880. The aggregate number of option awards owned by our Named Executive Officers at December 31, 2008 was 1,333,280.

(2) These options vest as follows: 7,200 vest on each of August 25, 2010, 2011, 2012 and 2013, respectively.

Option Exercises and Stock Vested

Name	Option Awards: Number of Shares Acquired on Exercise	Option Awards: Value Realized on Exercise	Stock Awards: Number of Shares Acquired on Vesting	Stock Awards: Value Realized on Vesting
Ira P. Kerker	25,804	$229,011	—	—
Richard P. Smith	53,831	$536,628	—	—
Sonya L. Lambert	34,194	$294,601	—	—
Robert D. Hirsch	—	—	—	—
Bobby Brar	—	—	—	—
Mary Marbach	—	—	—	—

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Payments Upon Termination or Upon Change in Control

The following table sets forth information concerning the payments that would be received by each Named Executive Officer upon a termination of employment without cause and, in the case of Messrs. Kerker and Smith, upon a termination which occurs within six months of a change in control. The table assumes the termination occurred as of December 31, 2009. The table below shows only those additional amounts that the Named Executive Officers would be entitled to receive upon termination and does not show other items of compensation that may be earned and payable at such time such as earned but unpaid base salary or bonuses. For a description of the determination of the appropriate payment and benefit levels and any material conditions or obligations applicable to the receipt of the payments, see "Executive Compensation — Employment Agreements."

Name	Severance Payment Upon Termination
Ira P. Kerker[(1)(3)]	$584,250
Richard P. Smith[(1)(3)]	$557,500
Sonya L. Lambert[(2)(3)]	$165,600
Robert D. Hirsch	$ —
Bobby Brar	$ —
Mary Marbach	$ —

(1) Payable in 24 equal monthly installments subject to executive executing and delivering to us a full and unconditional release and executive paying any and all amounts owed to us under any contract, agreement or loan document.

(2) Payable in a single lump sum within 30 days of termination subject to executive executing and delivering to us a full and unconditional release and executive paying any and all amounts owed to us under any contract, agreement or loan document.

(3) Entitled to receive up to 18 months company-paid COBRA benefits.

Director Compensation

Directors who are also our employees are not separately compensated for their services as directors but are reimbursed for out-of-pocket expenses incurred in connection with providing board services. The following table summarizes compensation earned by our non-employee directors in 2009:

	Fees Earned or Paid in Cash	Option Awards[(1)]	All Other Compensation[(2)]	Total Compensation
Allen S. Josephs, M.D.[(3)]	$16,300	$ 32,250	$30,240	$ 78,790
David N. Ilfeld, M.D.[(4)]	$14,850	$ 40,930	$	$ 55,780
Lawrence A. Pabst, M.D.[(5)]	$17,550	$ 40,930	$	$ 58,480
Robert G. Trapp, M.D.[(6)]	$17,650	$ 35,722	$	$ 53,372
Stewart L. Gitler[(7)]	$21,100	$140,150	$25,000	$186,250
Eran Ezra[(8)]	$18,950	$ 81,860	$	$100,810

(1) The options vested immediately upon issuance and were granted at a per share exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The amounts presented represent the compensation cost recognized in 2009 in accordance with the authoratative guidance. For a discussion of valuation, see "Notes to Financial Statements — Note 1."

(2) All of the directors except for Dr. Josephs and Mr. Gitler received personal benefits valued at less than $10,000 in the aggregate during the fiscal year ending December 31, 2009.

(3) We paid Dr. Josephs $30,240 pursuant to a consulting arrangement with him. Dr. Josephs had a total of 609,000 stock option awards outstanding at December 31, 2009. In 2009 Dr. Josephs was issued options to purchase 5,000 shares for services as a director.

(4) Dr. Ilfeld had a total of 19,000 stock option awards outstanding at December 31, 2009. In 2009 Dr. Ilfeld was issued options to purchase 7,000 shares for services as a director and for services provided while serving on our scientific advisory board.

(5) Dr. Pabst had a total of 71,000 stock option awards outstanding at December 31, 2009. In 2009 Dr. Pabst was issued options to purchase 7,000 shares for services as a director and for services provided while serving on our scientific advisory board.

(6) Dr. Trapp had a total of 27,800 stock option awards outstanding at December 31, 2009. In 2009 Dr. Trapp was issued options to purchase 5,800 shares for services as a director and for services provided while serving on our scientific advisory board.

(7) We paid Mr. Gitler a $25,000 bonus for the sucessful completion of the IPO. Mr. Gitler had a total of 29,000 stock option awards outstanding at December 31, 2009. In 2009 Mr. Gitler was issued options to purchase 25,000 shares for services as a director.

(8) Mr. Ezra had a total of 18,000 stock option awards outstanding at December 31, 2009. In 2009 Mr. Erza was issued options to purchase 14,000 shares for services as a director.

In 2009, our non-employee directors were entitled to receive:

- an annual cash retainer of $10,000;
- $2,000 cash payment for travel time;
- reimbursement for travel expenses;
- $200 per hour for telephonic board or committee meetings;
- stock options to purchase up to 5,000 shares of our common stock; and
- $2,000 worth of NSI-branded products.

In addition, the chairman of the board is entitled to receive an additional $10,000 and the chairman of the audit committee is entitled to receive an additional $5,000. The chairman of the board is entitled to an additional 10,000 options to purchase shares of our common stock and the chairman of the audit committee is entitled to an additional 5,000 options to purchase shares of our common stock.

Effective for the fiscal year 2010, our non-employee, non-stockholder directors will receive an annual cash retainer of $10,000 and the chairman of the board will be entitled to be paid an additional $10,000 and the chairman of the audit committee will be paid an additional $5,000. Further, each non-employee director will receive $2,000 per year of product allotment and stock options to purchase 5,000 shares of common stock (15,000 for the chairman of the board and 10,000 for the chairman of the Audit Committee) exercisable at a strike price to be determined by the board on the date of grant to be the fair market value of our stock. The cash retainer is payable quarterly, and the stock options vest immediately. All directors are entitled to reimbursement for reasonable travel and business expenses incurred in connection with attending meetings of the board of directors or committees of the board of directors.

We paid Dr. Josephs $4,320.00 per month through July for consulting services provided to us.

Compensation Committee Interlocks and Insider Participation

Our compensation committee currently consists of Drs. Pabst, Trapp and Josephs. None of the members of our compensation committee has, at any time, served as an officer or employee of our company, with the exception of Dr. Josephs, who served as our President from 2001 to 2005. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. On June 17, 2008, Dr. Trapp loaned us $400,000, which was repaid in full in June 2009, as more fully described under the heading "Certain Relationships and Related Party Transactions."

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis set forth in this proxy statement with our management. Based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this 2009 Annual Report on Form 10-K.

Compensation Committee

Dr. Robert Trapp
Dr. Lawrence Pabst
Dr. Allen Josephs

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information regarding the beneficial ownership of our common stock on March 16, 2010, by the following:

- each of our directors and executive officers;
- all of our directors and executive officers as a group; and
- each person known by us to own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 16, 2010 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based upon 27,676,453 shares of common stock outstanding as of March 16, 2010.

Except as otherwise indicated and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

Name and Address of Beneficial Owner[1]	Number of Shares Beneficially Owned	Percent Beneficially Owned
Directors and Executive Officers:		
Ira P. Kerker[2]	508,480	1.8%
Allen S. Josephs, M.D.[3]	2,567,258	9.1%
Richard P. Smith[4]	393,600	1.4%
Sonya L. Lambert[5]	295,200	1.1%
Robert D. Hirsch[6]	100,000	*
Bobby Birender S. Brar	0	*
Mary L. Marbach[7]	180	*
David N. Ilfeld, M.D.[8]	2,733,412	9.9%
Lawrence A. Pabst, M.D.[9]	734,710	2.6%
Robert G. Trapp, M.D.[10]	753,926	2.7%
Stewart Gitler[11]	29,000	
Eran Ezra[12]	18,000	*
Directors and Executive Officers as a group (12 persons)	8,128,766	27.3%
5% Stockholders:		
Wayne F. Gorsek[13],[14]	4,807,788	17.4%

* Less than 1%.

(1) Except as otherwise indicated, each person may be reached at our company's address at Vitacost.com, Inc., 5400 Broken Sound Boulevard, NW, Suite 500, Boca Raton, FL 33487.

(2) Mr. Kerker holds options to purchase 508,480 shares of common stock at the following prices: (i) 33,480 shares at $3.125 per share; (ii) 140,000 shares at $3.75 per share; (iii) 130,000 shares at $7.50 per share; (iv) 200,000 shares at $12.00 per share; and (v) 5,000 shares at $10.35 per share. All options are immediately exercisable or exercisable within 60 days of March 16, 2010 and are included in the table above.

(3) Dr. Josephs owns 1,477,485 shares of common stock through the Josephs Family Limited Partnership, 300,800 shares in the Josephs Grantor Retained Annuity Trust, and 180,000 shares in the A.M. Josephs Family Foundation. He also holds options to purchase 609,000 shares of common stock exercisable at the following prices: (i) 270,000 at $0.1563 per share; (ii) 102,000 at $1.875 per share; (iii) 102,000 at $2.50 per share; (iv) 122,000 at $3.125 per share; (v) 8,000 at $7.50 per share and (vi) 5,000 at $10.35. All options are immediately exercisable or exercisable within 60 days of March 16, 2010 and are included in the table above.

(4) Mr. Smith holds options to purchase 393,600 shares of common stock exercisable at the following prices: (i) 100,000 shares at $3.75 per share; (ii) 20,000 shares at $2.50 per share; (iii) 13,600 shares at $2.03 per share; (iv) 130,000 at $7.50 per share; and (v) 130,000 at $12.00 per share. All options are immediately exercisable or exercisable within 60 days of March 16, 2010 and are included in the table above.

(5) Ms. Lambert holds options to purchase 295,200 shares of common stock at the following prices: (i) 135,200 shares at $3.75 per share; (ii) 80,000 shares at $7.50 per share; and (iii) 80,000 at $12.00 per share. All options are immediately exercisable or exercisable within 60 days of March 16, 2010 and are included in the table above.

(6) Mr. Hirsch holds options to purchase (i) 80,000 shares of common stock exercisable at $7.50 per share; and (ii) 20,000 shares of common stick exercisable at $12.00 per share. All options are immediately exercisable or exercisable within 60 days of March 16, 2010 and are included in the table above.

(7) Ms. Marbach owns 145 shares of common stock individually, and 35 shares are owned by her minor child.

(8) Dr. Ilfeld owns 2,733,412 shares of common stock (including 64,000 shares of common stock owned by his spouse to which he disclaims beneficial ownership) and holds options to purchase (i) 14,000 additional shares of common stock at $7.50 per share; and (ii) 5,000 shares of common stock at $10.35 a share. All options are immediately exercisable.

(9) Dr. Pabst owns 263,710 shares individually, an additional 280,000 shares through Pabst Company Limited and an additional 120,000 shares through the Trust of Lawrence Pabst 5/15/09. He also holds options to purchase 71,000 shares of common stock exercisable at the following prices: (i) 46,000 at $0.156 per share; (ii) 2,000 at $1.875 per share; (iii) 2,000 at $2.50 per share; (iv) 2,000 at $3.125 per share; (v) 14,000 shares at $7.50 per share and (vi) 5,000 shares at $10.35 per share. All options are immediately exercisable.

(10) Dr. Trapp owns 753,926 shares of common stock and holds options to purchase 27,800 shares of common stock exercisable at the following prices: (i) 10,000 at $0.156 per share; (ii) 800 at $1.875 per share; (iii) 800 at $2.50 per share; (iv) 800 at $3.125 per share; (v) 10,400 at $7.50 per share; and (vi) 5,000 at $10.35 per share. All options are immediately exercisable.

(11) Mr. Gitler holds options to purchase (i) 14,000 shares of common stock exercisable at $7.50 per share; and (ii) 15,000 shares of common stock exercisable at $10.35. All options are immediately exercisable.

(12) Mr. Ezra holds options to purchase (i) 8,000 shares of common stock exercisable at $7.50 per share; and (ii) 10,000 shares of common stock exercisable at $10.35. All options are immediately exercisable.

(13) Mr. Gorsek is listed in the table above solely under the heading "5% Stockholder."

(14) As reported on Mr. Gorsek's Form 13g, filed with the SEC on March 1, 2010.

Item 13. Certain Relationships and Related Transactions

In September 2008, we advanced Mr. Wayne Gorsek, our former Chief Operations Architect, $215,241. The loan was interest free and was repaid in full upon the our successful completion of our initial public offering.

On July 15, 2008, one of our board members, Dr. David Ilfeld, loaned us $1,600,000 on an unsecured basis. The loan bore interest at the greater of one-month LIBOR plus 3.0% or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan matures on July 14, 2014, subject to repayment terms based on us meeting certain financial covenants. During 2009 and 2008, we paid interest of $92,000 and $53,333 respectively and did not make any principal payments on the loan. The loan was paid in full in December 2009.

On June 17, 2008, one of our board members, Dr. Robert Trapp, loaned us $400,000 on an unsecured basis. The loan bore interest at the greater of one-month LIBOR plus 3.0% or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan matures on June 16, 2014, subject to repayment terms based on us meeting certain financial covenants. During 2009 and 2008, we paid interest of $19,00 and $16,000 respectively and did not make any principal payments on the loan. This loan was repaid in full on June 2009.

In April 2008, Dr. Allen Josephs, one of our board members, loaned us $575,000 on an unsecured basis. The loan bore interest at 3.9% and was paid in full in September 2008. We paid a total of $1,635 in interest on this loan.

Effective January 29, 2007, we advanced Mr. Gorsek $1,165,625 so that he could exercise stock options to purchase 628,000 shares of our common stock (after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). The loan bore simple interest at the rate of 7.25% per annum, payable quarterly in arrears and was repaid in full upon the our successful completion of our initial public offering,

In June 2007, we entered into a voting trust agreement with Mr. Gorsek and Robertson VI, Inc., whereby Mr. Gorsek deposited all of his shares of common stock, warrants and options beneficially owned by Mr. Gorsek into a voting trust. In July 2008, the voting trust agreement was terminated and the shares were distributed to Mr. Gorsek.

On February 15, 2006, Commonsense Publishing, Inc., a corporation controlled by Mr. Gorsek and Dr. Josephs, entered into a lease for the Spanish Fork, Utah 32,000 square foot facility (commencement date April 1, 2006) subject to our agreement to pay all the costs of such lease. In June 2006, Commonsense Publishing assigned this lease to us for no additional consideration. We terminated the lease in January 2007.

Procedures for Related Party Transactions

Under our code of conduct and ethics, our employees, officers and directors are encouraged to avoid actual or apparent conflicts of interest between personal and corporate-related relationships. In particular, our employees, officers and directors should not participate in a personal business transaction with us in which they will receive a significant profit or gain, unless otherwise approved by our Board. Further, our employees, officers and directors should advise the Board of any prospective or existing potential conflict. Pursuant to its charter, our audit committee must then approve any related-party transactions reported to the Board. In approving or rejecting such proposed transactions, the audit committee considers the facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. A copy of our code of business conduct and ethics and audit committee charter have been previously filed as Exhibits 14 and 99.2, respectively, and upon completion of the offering, will be available for review at our corporate website *www.vitacost.com.*

We believe the terms of our related party transactions are comparable to terms of transactions with unrelated third parties, except for our interest-free loan to Mr. Gorsek made in September 2008 and described above. The loan to Mr. Gorsek, as initially approved by our board of directors in September 2008, accrued interest at a rate equal to the one-month LIBOR plus 2.75% but the payment of such accrued interest was deferred. Mr. Gorsek moved to Utah to oversee our distribution center operations in Spanish Fork, Utah. As we began transitioning our manufacturing and distribution operations from Utah to North Carolina, Mr. Gorsek purchased a second home in North Carolina while maintaining his principal residence in Florida. As a result of the significant deterioration in the U.S. housing market, Mr. Gorsek was unable to sell his Utah home and, at the same time, purchased a new home in North Carolina. Accordingly, our board of directors determined the loan to Mr. Gorsek was appropriate. In December 2008, as the U.S. housing market continued to decline and as a result of Mr. Gorsek's significant contributions toward overseeing construction and development of our North Carolina facility and implementing our manufacturing capabilities, our board of directors modified the loan to provide for it to be interest free.

Item 14. Principal Accountant Fees and Services

McGladrey & Pullen, LLP is the Company's independent registered public account firm. The table below sets forth the audit fees, audit-related fees, tax fees and all other fees paid to McGladrey & Pullen for the year ended December 31, 2009.

	2009
Audit fees	$175,000
Audit-related fees	310,035
Tax fees	54,463
	$539,498

For purposes of the preceding table, the professional fees are classified as follows:

- *Audit Fees* — Are fees for professional services for the audit of the consolidated financial statements included in this Form 10-K.
- *Audit-Related Fees* — Are fees for assurance and related services that traditionally are performed by our independent registered public accounting firm. Specifically, the fees were incurred for services rendered in connection with the filing of our S-1, and quarterly reviews including $6,840 of out of pocket expenses.

- *Tax Fees* — Are fees for all professional services including services relating to a cost segregation and relocation study performed by professional staff of our independent registered public accounting firm's tax division except those services related to the audit of our financial statements including $463 of out of pocket expenses.

Audit Committee Pre-Approval Policy. Our audit committee has reviewed and approved all of the fees charged by our independent accountants. The audit committee concluded that all services rendered during 2009 by our independent accountants were consistent with maintaining their respective independence. As a matter of policy, we will not engage our primary independent accountants for non-audit services other than "audit-related services," as defined by the SEC, certain tax services, and other permissible non-audit services as specifically approved by the chairperson of the audit committee and presented to the full Board at its next regular meeting. The policy also includes limits on hiring partners of, and other professionals employed by, our independent accountants to ensure that the SEC's auditor independence rules are satisfied.

Under the policy, the audit committee must pre-approve all services provided by our independent accountants and fees charged for these services including an annual review of audit fees, audit-related fees, tax fees, and other fees with specific dollar value limits for each category of service. The audit committee will also consider and, if appropriate, approve specific engagements on a case-by-case basis that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the audit committee for approval.

PART IV

Item 15. Exhibits

The Financial Statements filed as part of this Report are set forth in the index to Item 8.

See Exhibit Index below for a description of the documents that are filed as Exhibits to this report on Form 10-K or incorporated by reference herein. We will furnish a copy of any Exhibit to a security holder upon request.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VITACOST.COM, INC.

Dated: March 30, 2010

By: /s/ Ira P. Kerker
Ira P. Kerker,
Chief Executive Officer

/s/ Richard P. Smith
Richard P. Smith,
Chief Financial and Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Stewart Gitler Stewart Gitler	Chairman	March 30, 2010
/s/ Allen P. Josephs Allen P. Josephs	Director	March 30, 2010
/s/ David N. Ilfeld David N. Ilfeld	Director	March 30, 2010
/s/ Robert Trapp Robert Trapp	Director	March 30, 2010
/s/ Lawrence Pabst Lawrence Pabst	Director	March 30, 2010
/s/ Eran Ezra Eran Ezra	Director	March 30, 2010
/s/ Ira P. Kerker Ira P. Kerker	Director and Chief Executive Officer	March 30, 2010
/s/ Richard P. Smith Richard P. Smith	Chief Financial and Accounting Officer	March 30, 2010

[This page intentionally left blank.]

EXHIBIT INDEX

Exhibit Number	Exhibits
3(i)[1]	Amended and Restated Certificate of Incorporation of the Registrant[1]
3(i)[2]	Amendment to Amended and Restated Certificate of Incorporation of the Registrant[2]
3(ii)	Amended and Restated Bylaws of the Registrant[3]
4.1	Specimen of Common Stock Certificate[2]
4.2	Form of Nonstatutory Stock Option Agreement[1]
4.3	Form of Incentive Stock Option Agreement[4]
10.1	2000 Stock Option Plan[1]
10.2	2007 Stock Award Plan[5]
10.3	Employment, Non-Competition and Proprietary Rights Agreement, effective January 29, 2007, between Vitacost.com, Inc. and Ira P. Kerker[1]
10.4	Employment, Non-Competition and Proprietary Rights Agreement, effective January 29, 2007, between Vitacost.com, Inc. and Richard P. Smith[1]
10.5	Employment Non-Competition and Proprietary Rights Agreement, effective April 1, 2007, between Vitacost.com, Inc. and Sonya L. Lambert[1]
10.6	Employment Non-Competition and Proprietary Rights Agreement, effective March 31, 2008, between Vitacost.com, Inc. and Eigerwand Bjornstad[5]
10.7	Employment Non-Competition and Proprietary Rights Agreement, effective July 31, 2008, between Vitacost.com, Inc. and Wayne Gorsek[5]
10.8	Employment Non-Competition and Proprietary Rights Agreement, effective September 16, 2008, between Vitacost.com, Inc. and Robert D. Hirsch[5]
10.9	Form of Indemnification Agreement between Vitacost.com, Inc. and each officer and director[2]
10.10	CoQ10 Supply Agreement[1]
10.11	Lease Agreement by and between ZNT LLC and Vitacost.com, Inc. for Boca Raton corporate headquarters, dated September 21, 2007[5]
10.12	Promissory note, dated June 17, 2008, payable to Dr. Robert Trapp[5]
10.13	Promissory note, dated July 15, 2008, payable to Dr. David Ilfeld[5]
10.14	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Ira P. Kerker dated as of June 30, 2009[3]
10.15	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Richard P. Smith dated as of June 30, 2009[3]
10.16	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Sonya L. Lambert dated as of June 30, 2009[3]
10.17	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Robert D. Hirsch dated as of June 30, 2009[3]
10.18	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Wayne Gorsek dated as of July 15, 2009[3]
10.19	Modified and Restated Loan and Security Agreement between Vitacost.com Inc. and Wachovia Bank, National Association dated as of July 30, 2008[3]
10.20	Industrial Real Estate Lease executed November 6, 2009, by and between Vitacost.com, Inc. and Pilot Company (Suite A Lease)[6]
10.21	Industrial Real Estate Lease executed November 6, 2009, by and between Vitacost.com, Inc. and Pilot Company (Suite B Lease)[6]
14	Vitacost.com, Inc. Code of Conduct and Ethics[4]

Exhibit Number	Exhibits
**21	List of Subsidiaries of Registrant
**23.1	Consent of Independent Registered Public Accounting Firm
**31.1	Certification of Chief Executive Officer Pursuant to Rule 13-14(a) of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**31.2	Certification of Chief Financial Officer Pursuant to Rule 13-14(a) of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**32.1	Certification of Chief Executive Officer and Chief Financial and Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Filed as an Exhibit to Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 20, 2007.

(2) Filed as an Exhibit to Amendment No. 7 of Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 21, 2009.

(3) Filed as an Exhibit to Registrant's Amendment No. 5 of Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 24, 2009.

(4) Filed as an Exhibit to Registrant's Amendment No. 4 of Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 28, 2009.

(5) Filed as an Exhibit to Registrant's Amendment No. 3 of Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 12, 2009.

(6) Filed as an Exhibit to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2009.

** Included herewith